Form 10-K, Exhibit 13
period 1996-12-31
HEALTHCARE REALTY TRUST INC
filed 1997-03-28
CIK 899749

  SELECTED FINANCIAL INFORMATION The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company.

                                                                                                                      June 3, 1993
                                                                                                                      (commencement
                                                                                                                     of operations)
                                                                             Year Ended December 31,                     through

                                                                    1996               1995              1994     December 31, 1993
Statement of Income Data:
      Total revenues                                           $  38,574,139     $  33,361,161    $  24,226,423     $   7,135,004
      Interest expense                                         $   7,344,141     $   5,083,172    $   1,116,436     $     314,167
      Net income                                               $  19,731,623     $  18,257,616    $  15,715,588     $   3,950,034
      Net income per share                                     $        1.49     $        1.41    $        1.33     $        0.64
      Weighted average shares outstanding                         13,254,233        12,967,132       11,830,197         6,185,600


Balance Sheet Data (as of the end of the period):
      Real estate properties, net                              $ 416,034,417     $ 318,480,336    $ 280,767,098     $ 133,392,751
      Total assets                                             $ 427,505,477     $ 336,777,677    $ 283,189,771     $ 134,069,694
      Notes and bonds payable                                  $ 168,618,000     $  92,970,000    $  40,375,000     $  21,000,000
      Total stockholders' equity                               $ 245,964,243     $ 234,447,793    $ 236,340,287     $ 108,190,254


Other Data:
      Funds from operations (1)                                $  28,036,395     $  25,490,401    $  20,918,679     $   5,773,571
      Funds from operations per share (1)                      $        2.12     $        1.97    $        1.77     $         .93
      Dividends declared and paid per share                    $        1.91     $        1.83    $        1.75     $         .55

(1) See Note 10 to Consolidated Financial Statements.

                                      (1)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
     The Company operates under the Internal Revenue Code of 1986 (the Code) as an indefinite life real estate investment trust (REIT). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, acquiring, managing, and developing income-producing real estate properties related to healthcare services throughout the United States. Management believes that by providing related real estate services, it can differentiate the Company's competitive market position, acquire needed capital, expand its asset base and increase revenue.
     Since commencing operations in June, 1993, through December 31, 1996, the Company has invested or committed to invest, directly and indirectly, over $460,000,000 in 80 income-producing properties related to the delivery of healthcare services, containing over 3.9 million square feet. The Company's portfolio is comprised of seven facility types, located in 38 markets nationwide, and operated pursuant to contractual arrangements with 16 healthcare providers. The Company is currently managing 83 healthcare-related properties nationwide totaling over 3.2 million square feet, including 27 which are owned by the Company.
     Substantially all of the Company's revenues are derived from rentals on its healthcare real estate property facilities, interest earned from the temporary investment of funds in short-term instruments and from management and development services. Leases and other financial support arrangements with respect to its healthcare real estate facilities generally ensure that the costs and expenses incurred with respect to the operation of the facilities will be borne by tenants and healthcare providers related to the facilities. The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rental and related occupancy costs and various expenses incurred in the process of acquiring additional properties.
     The Company's strategy is to be a full service provider of integrated real estate solutions to quality healthcare providers. Consistent with this strategy, the Company seeks to provide a spectrum of services needed to own, acquire, manage and develop healthcare properties, including leasing, development, management, market research, budgeting, accounting, collection, construction management, tenant coordination and financial services. The Company's development activities are primarily accomplished through pre-leased build-to-suit projects.

RESULTS OF OPERATIONS
1996  COMPARED TO 1995
     For the year ended December 31, 1996, net income was $19,731,623, or $1.49 per share of common stock, on total revenues of $38,574,139 compared to net income of $18,257,616, or $1.41 per share of common stock, on total revenues of $33,361,161, for the year ended December 31, 1995. Funds from operations (FFO) was $28,036,395, or $2.12 per share, for the year ended December 31, 1996 compared to $25,490,401, or $1.97 per share, in 1995.

                                              1996                1995

Revenues
     Master lease rental income          $ 35,329,475        $ 32,402,507
     Property operating income              1,337,779                   0
                                         ------------        ------------
     Total rental income                   36,667,254          32,402,507
     Management fees                        1,110,943             465,766
     Interest and other income                795,942             492,888
                                         ------------        ------------
                                           38,574,139          33,361,161
                                         ============        ============
     Expenses
     General and administrative             2,232,882           2,143,505
     Property operating expenses              269,408                   0
     Interest                               7,344,141           5,083,172
     Depreciation                           8,651,620           7,693,048
     Amortization                             344,465             183,820
                                         ------------        ------------
                                           18,842,516          15,103,545
                                         ------------        ------------
     Net Income                          $ 19,731,623        $ 18,257,616
                                         ============        ============

                                      (2)

     Total revenues for the year ended December 31, 1996 compared to the year ended December 31, 1995 provided an increase of $5,212,978 or 15.6%. The increase is primarily due to base rent derived from investment of approximately $45,400,000 in six completed development properties in 1996. In addition, total rental income for the year ended December 31, 1996 includes a partial year of base rent derived from investment of approximately $58,400,000 in 14 acquisitions during 1996. Revenues during 1996 also reflect an increase of $645,177 (138.5%) in property management fees. At December 31, 1996, the Company managed 83 properties compared to 26 properties at December 31, 1995. Interest and other income increased from $492,888 for the year ended December 31, 1995 to $795,942 for the year ended December 31, 1996 primarily due to the short-term refinancing of approximately $30,800,000 of mortgage notes for a current healthcare client.
     Total expenses for the year ended December 31, 1996 were $18,842,516 compared to $15,103,545 for the year ended December 31, 1995, an increase of $3,738,971 or 24.8%. Depreciation expense increased $958,572 due to the acquisition of additional properties and the completion of properties under construction which were discussed in the preceding paragraph. General and administrative expenses increased $89,377, primarily due to an increase in total employees. Interest expense increased from $5,083,172 for the year ended December 31, 1995 to $7,344,141 for the year ended December 31, 1996. During the year ended December 31, 1996, the Company had an average outstanding total debt balance of approximately $122,400,000 compared to approximately $70,900,000 in 1995. On September 18, 1995, the Company privately placed $90,000,000 of unsecured notes (the Unsecured Notes) with 16 credit institutions which also had the effect of increasing 1996 interest expense since the Unsecured Notes were outstanding for a full year in 1996 compared to 3.5 months in 1995. Amortization expense increased from $183,820 for the year ended December 31, 1995 to $344,465 for the year ended December 31, 1996 due to amortization of acquired revenue-producing management contracts and other intangible assets.

1995  COMPARED  TO 1994
     For the year ended December 31, 1995, net income was $18,257,616, or $1.41 per share of common stock, on total revenues of $33,361,161 compared to net income of $15,715,588, or $1.33 per share of common stock, on total revenues of $24,226,423, for the year ended December 31, 1994. FFO was $1.97 per share for the year ended December 31, 1995 compared to $1.77 in 1994.

                                                 1995                1994

      Revenues
      Master lease rental income            $ 32,402,507       $  23,231,345
      Management fees                            465,766                   0
      Interest and other income                  492,888             995,078
                                            ------------       -------------
                                              33,361,161          24,226,423
                                            ============       =============
      Expenses
      General and administrative               2,143,505           2,095,669
      Interest                                 5,083,172           1,116,436
      Depreciation                             7,693,048           5,233,474
      Amortization                               183,820              65,256
                                            ------------       -------------
                                              15,103,545           8,510,835
                                            ------------       -------------
      Net Income                            $ 18,257,616       $  15,715,588
                                            ============       =============

     Total revenues for the year ended December 31, 1995 compared to the year ended December 31, 1994 provided an increase of $9,134,738 or 37.7%. The increase is primarily due to a full year of rental income derived from the acquisition of 20 properties during the year ended December 31, 1994 and base rent derived from eight completed properties which were transferred from construction in progress subsequent to September 30, 1994. In addition, rental income for the year ended December 31, 1995 includes a partial year of base rent derived from the three acquisitions during 1995. Revenues during 1995 also reflect $465,766 of property management fees. Interest and other income decreased from $995,078 for the year ended December 31, 1994 to $492,888 for the year ended December 31, 1995 primarily due to the Company maintaining lower cash balances. In addition, the 1995 amount reflects $220,140 of gain from a property disposition.

                                      (3)

     Total expenses for the year ended December 31, 1995 were $15,103,545 compared to $8,510,835 for the year ended December 31, 1994, an increase of $6,592,710 or 77.5%. Depreciation expense increased $2,459,574 due to the acquisition of additional properties and the completion of properties under construction which were discussed in the preceding paragraph. General and administrative expenses increased $47,836, primarily due to an increase in total employees and an increase in the square footage of the Company's office space during March 1994. Interest expense increased from $1,116,436 for the year ended December 31, 1994 to $5,083,172 for the year ended December 31, 1995. The Company completed a secondary offering on February 16, 1994 and immediately repaid all $23,100,000 of outstanding indebtedness under the unsecured credit facility (the Unsecured Credit Facility). The Company did not borrow under the Unsecured Credit Facility again until August 9, 1994 since proceeds were available from the secondary offering to fund additional property acquisitions. During the year ended December 31, 1995, the Company had an average outstanding debt balance of $70,900,000. On September 18, 1995, the Company privately placed $90,000,000 of Unsecured Notes with 16 credit institutions which also had the effect of increasing 1995 interest expense. Amortization increased from $65,256 for the year ended December 31, 1994 to $183,820 for the year ended December 31, 1995 due to amortization of acquired revenue-producing management contracts and other intangible assets.

LIQUIDITY AND CAPITAL RESOURCES
     Effective December 26, 1996, the Company amended its $75,000,000 Unsecured Credit Facility with four commercial banks to increase the Unsecured Credit Facility to $100,000,000 and to extend the maturity date from August 1997 to December 1999, with two one-year extensions. Other modifications include a reduction in the interest rate to LIBOR plus 1.125% or the base rate of NationsBank, National Association (previously LIBOR plus 1.25%). The Company pays a commitment fee of .225 of one percent per annum on the unused portion of funds available for borrowing under the Unsecured Credit Facility (previously
 .250).   The  Unsecured  Credit  Facility  is  unsecured  and  contains  certain representations, warranties and financial and other covenants customary in such loan agreements.
     Effective February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the Secondary Offering) under its currently effective registration statement pertaining to $250,000,000 of equity securities, debt securities and warrants. The Company received $133,411,500 in net proceeds. Promptly thereafter, the net proceeds were used, in part, to extinguish all $71,900,000 of indebtedness outstanding under the Unsecured Credit Facility, which results in a borrowing capacity of $100,000,000, and repayment or defeasance of secured indebtedness in the total amount of $6,718,000. Remaining proceeds of the Secondary Offering of approximately
$57,200,000 have been invested short-term and will be available to finance additional property acquisitions, build-to-suit property development and for general corporate purposes. FFO can be negatively affected by delay in the acquisition of, or investment in, healthcare properties. As of December 31, 1996, the Company had stockholders' equity of $245,964,243; following the Secondary Offering stockholders equity is approximately $379,375,000. The debt to total capitalization ratio was approximately 40.7% at December 31, 1996 and approximately 24.0% following the Secondary Offering.
     The Company can issue an aggregate of approximately $143,000,000 of securities remaining under currently effective registration statements and intends to continue to offer securities under such registration statements from time to time to finance future acquisitions and build-to-suit developments as they occur. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for real estate investment trusts under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.
     The Company generated net cash from operations in 1996 of $29,554,897, an increase of $2,817,979 over 1995 and $8,271,137 over 1994. The funds were used in 1996, along with net borrowings of approximately $51,000,000 under the Unsecured Credit Facility, to make additional investments in income-producing assets and real estate properties totaling approximately $63,000,000. Funds were also used to pay dividends to stockholders of $25,196,467.
     On November 15, 1996, the Company acquired Lewis-Gale Building Corporation, which included two ancillary hospital facilities located adjacent to the
Lewis-Gale  Medical  Center,  operated  by  Columbia/HCA,   two  medical  office
buildings and six physician clinics in the Roanoke/Salem, Virginia area. The buildings are either leased to Lewis-Gale Clinic, L.L.C., or are under leases guaranteed by the Clinic, and are managed by the Company. PhyCor, Inc., a physician practice management company, owns the related physician practice assets and has guaranteed the operating lease obligations of the Clinic to the Company. The Company's investment in these properties, which consists of the issuance of 687,692 shares of common stock of the Company and the assumption of liabilities, is approximately $44,000,000. FFO should be positively affected by the receipts of rentals from these properties for years following 1996.
     At December 31, 1996, the Company, in the normal course of business, had received a fully executed letter of intent to purchase upon completion of development, one property for approximately $15,000,000. In addition, as of December 31, 1996, the Company had a net investment of approximately $13,900,000 for three lessee developments in progress with a total remaining funding commitment of approximately $10,100,000. The Company intends to fund these commitments with the funds available from the proceeds of the Secondary Offering.

                                      (4)

     During 1996, the Company did not sell any properties. Early in 1997, the Company entered into a contract of sale for one property located in Houston, Texas, which if consummated will result in approximate net proceeds of $3,000,000, an amount approximately equal to the Company's investment. Proceeds from the sale will be available for general corporate purposes. No additional property sales are anticipated in the near future.
     Under the terms of the leases and other financial support agreements relating to the properties, tenants or healthcare providers are generally responsible for operating expenses and taxes relating to the properties. As a result of these arrangements, the Company does not believe that it will be responsible for any major expenses in connection with the properties during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires. After the term of the lease or financial support agreement, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.
     On January 21, 1997, the Company declared an increase in its quarterly dividend from $0.485 per share ($1.94 annualized) to $0.49 per share ($1.96 annualized) payable to stockholders of record on January 28, 1997. This dividend was paid on February 17, 1997. The Company presently plans to continue to pay its quarterly dividends, with increases consistent with its current practice. In the event that the Company cannot make additional investments in 1996 because of an inability to obtain new capital by issuing equity and debt securities, the Company will continue to be able to pay its dividends in a manner consistent with its current practice. No assurance can be made as to the effect upon the Company's ability to increase its quarterly dividends during periods subsequent to 1997, should access to new capital not be available to the Company.
     This annual report to shareholders of the Company includes forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties which would cause actual results to differ materially from historical results or those anticipated. For a more detailed discussion of these factors, see Item 1 of the Company's Form 10K for the fiscal year ended December 31, 1996.

                                      (5)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated

     We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Ernst & Young L.L.P.
Nashville, Tennessee
February 4, 1997, except for the disclosures with respect to the 1997 Secondary Offering of stock referred to in Notes 1, 4, and 12, as to which the date is March 10, 1997

                                      (6)


CONSOLIDATED BALANCE SHEET                                        DECEMBER 31,
                                                            1996               1995

Assets
Real estate properties:
      Land                                              $  53,028,292     $  41,435,193
      Buildings and improvements                          369,187,739       273,522,934
      Personal property                                     3,099,382         2,761,458
      Construction in progress                             13,862,515        15,253,397
                                                        -------------     -------------
                                                          439,177,928       332,972,982
      Less accumulated depreciation                       (23,143,511)      (14,492,646)
                                                        -------------       -----------
         Total real estate properties, net                416,034,417       318,480,336

Cash and cash equivalents                                   1,354,325         9,142,775
Other assets, net                                          10,116,735         9,154,566
                                                        -------------     -------------
Total assets                                            $ 427,505,477     $ 336,777,677
                                                        =============     =============

Liabilities and Stockholders' Equity
Liabilities:
      Notes and bonds payable                           $ 168,618,000     $  92,970,000
      Security deposits payable                             4,172,490         4,562,490
      Accounts payable and accrued liabilities              8,197,437         4,214,599
      Deferred income                                         553,307           582,795
                                                        -------------     -------------
Total liabilities                                       $ 181,541,234     $ 102,329,884
                                                        =============     =============

Commitments and contingencies                                       0                 0

Stockholders' equity:
      Preferred stock, $.01 par value; 50,000,000
      shares authorized; none outstanding                           0                 0
      Common stock, $.01 par value; 150,000,000
      shares authorized; issued and outstanding,
      1996 - 13,898,777; 1995 - 12,976,796                    138,988           129,768
      Additional paid-in capital                          264,614,431       243,418,805
      Deferred compensation                                (4,701,840)         (478,288)
      Cumulative net income                                57,654,861        37,923,238
      Cumulative dividends                                (71,742,197)      (46,545,730)
                                                        -------------     -------------
Total stockholders' equity                                245,964,243       234,447,793
                                                        -------------     -------------
Total liabilities and stockholders' equity              $ 427,505,477     $ 336,777,677
                                                        =============     =============

See accompanying notes

                                      (7)


CONSOLIDATED STATEMENTS OF INCOME                                    YEAR ENDED DECEMBER 31,
                                                             1996              1995              1994

Revenues
      Master lease rental income                        $  35,329,475    $  32,402,507     $  23,231,345
      Property operating income                             1,337,779                0                 0
      Management fees                                       1,110,943          465,766                 0
      Interest and other income                               795,942          492,888           995,078
                                                        -------------    -------------     -------------
                                                           38,574,139       33,361,161        24,226,423
                                                        -------------    -------------     -------------

Expenses
      General and administrative                            2,232,882        2,143,505         2,095,669
      Property operating expenses                             269,408                0                 0
      Interest                                              7,344,141        5,083,172         1,116,436
      Depreciation                                          8,651,620        7,693,048         5,233,474
      Amortization                                            344,465          183,820            65,256
                                                        -------------    -------------     -------------
                                                           18,842,516       15,103,545         8,510,835
                                                        -------------    -------------     -------------
      Net income                                        $  19,731,623    $  18,257,616     $  15,715,588
                                                        =============    =============     =============
      Net income per share                              $        1.49    $        1.41     $        1.33
                                                        =============    =============     =============
      Weighted average shares outstanding                  13,254,233       12,967,132        11,830,197
                                                        =============    =============     =============

See accompanying notes.

                                      (8)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
                                                              Additional                  Cumulative                     Total
                                        Common Stock           Paid-In       Deferred         Net        Cumulative    Stockholders
                                    Shares        Amount       Capital     Compensation     Income        Dividends       Equity

Balance at January 1, 1994        6,185,600    $    61,856  $107,586,630  $          0   $ 3,950,034    $(3,408,266)   $108,190,254
      Issuance of stock           6,582,797         65,828   131,687,588             0             0              0     131,753,416
      Shares awarded as deferred
          stock compensation         35,000            350       686,525      (686,875)            0              0               0
      Deferred stock compensation
          amortization                    0              0             0        91,567             0              0          91,567
      Net income                          0              0             0             0    15,715,588              0      15,715,588
      Dividends ($1.75 per share)         0              0             0             0             0    (19,410,538)    (19,410,538)
                                 ----------        -------   -----------       -------    ----------     ----------     -----------
Balance at December 31, 1994     12,803,397        128,034   239,960,743      (595,308)   19,665,622    (22,818,804)    236,340,287
      Issuance of stock             172,349          1,724     3,436,547             0             0              0       3,438,271
      Shares awarded as deferred
          stock compensation          1,050             10        21,515       (21,525)            0              0               0
      Deferred stock compensation
          amortization                    0              0             0       138,545             0              0         138,545
      Net income                          0              0             0             0    18,257,616              0      18,257,616
      Dividends ($1.83 per share)         0              0             0             0             0    (23,726,926)    (23,726,926)
                                 ----------        -------   -----------       -------    ----------     ----------     -----------
Balance at December 31, 1995     12,976,796        129,768   243,418,805      (478,288)   37,923,238    (46,545,730)    234,447,793
      Issuance of stock             707,952          7,079    16,396,116             0             0              0      16,403,195
      Shares awarded as deferred
          stock compensation        203,897          2,040     4,611,264    (4,613,304)            0              0               0
      Deferred stock compensation
          amortization                    0              0             0       389,752             0              0         389,752
      Employee stock purchase plan   10,132            101       188,246             0             0              0         188,347
      Net income                          0              0             0             0    19,731,623              0      19,731,623
      Dividends ($1.91 per share)         0              0             0             0             0    (25,196,467)    (25,196,467)
                                 ----------     ----------  ------------   -----------   -----------   ------------    ------------
Balance at December 31, 1996     13,898,777      $ 138,988  $264,614,431   $(4,701,840)  $57,654,861   $(71,742,197)   $245,964,243
                                 ==========      =========  ============   ===========   ===========   ============    ============

See accompanying notes.

                                      (9)

CONSOLIDATED STATEMENTS OF CASH FLOWS
     YEAR ENDED DECEMBER 31,
                                                                                     1996               1995             1994
Operating Activities
      Net income                                                                 $  19,731,623    $  18,257,616     $  15,715,588
      Adjustments to reconcile net income to cash provided by operating activities:
           Depreciation and amortization                                             9,018,430        8,124,374         5,419,702
           Gain on sale of property                                                          0         (220,140)                0
           Deferred compensation                                                       376,823            1,196                 0
           Increase (decrease) in deferred income                                      (29,488)         313,837           232,734
           Increase in other assets                                                   (933,355)        (921,243)         (270,425)
           Increase in accounts payable and accrued liabilities                      1,390,864        1,181,278           186,161
                                                                                    ----------       ----------        ----------
      Net cash provided by operating activities                                     29,554,897       26,736,918        21,283,760
                                                                                    ==========       ==========        ==========

Investing Activities
      Acquisition and development of real estate properties                        (63,069,013)     (50,417,235)     (130,795,615)
      Proceeds from sale of real estate                                                      0        4,800,000                 0
      Receipt (disbursement) of security deposits                                     (390,000)        (257,282)          412,114
                                                                                    ----------       ----------       -----------
      Net cash used in investing activities                                        (63,459,013)     (45,874,517)     (130,383,501)


Financing Activities
      Borrowings on notes and bonds payable                                        101,900,000      121,700,000        40,300,000
      Repayments on notes and bonds payable                                        (50,903,106)     (69,105,000)      (37,018,633)
      Deferred financing and organization costs paid                                  (168,709)      (1,244,980)         (463,884)
      Dividends paid                                                               (25,196,467)     (23,726,926)      (19,410,538)
      Proceeds from issuance of common stock                                           483,948          160,428       126,091,192
                                                                                    ----------       ----------       -----------
      Net cash provided by financing activities                                     26,115,666       27,783,522       109,498,137
                                                                                    ==========       ==========       ===========

      Increase (decrease) in cash and cash equivalents                              (7,788,450)       8,645,923           398,396

      Cash and cash equivalents, beginning of period                                 9,142,775          496,852            98,456
                                                                                  ------------     ------------       -----------
      Cash and cash equivalents, end of period                                    $  1,354,325     $  9,142,775       $   496,852
                                                                                  ============     ============       ===========

See accompanying notes.

                                      (10)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION
     The Company commenced operations in 1993 to invest in healthcare-related properties located throughout the United States, including ancillary hospital facilities, medical office buildings, physician clinics, long-term care facilities, comprehensive ambulatory care centers, clinical laboratories and ambulatory surgery centers. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. As of December 31, 1996, the Company had invested or committed to invest in 80 properties (the Properties) located in 38 markets in 14 states, which are supported by 17 healthcare-related entities pursuant to long-term leases.

BASIS OF PRESENTATION
     The audited financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated Corporation's with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES IN FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

REAL ESTATE PROPERTIES
     Real estate properties are recorded at cost. Transaction fees and acquisition costs are netted with the purchase price as appropriate. The cost of real properties acquired is allocated between land, buildings, and personal property based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over the following estimated useful lives:


           Buildings and improvements          31.5 to 39.0 years
           Personal property                   3.0 to 7.0 years

CASH AND CASH EQUIVALENTS
     Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

FEDERAL INCOME TAXES
     No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 95% of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

OTHER ASSETS
     Included in other assets are receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets which range from four to forty years. Accumulated amortization was $1,060,811 and $518,347 at December 31, 1996 and 1995, respectively.

REVENUE RECOGNITION
     Rental income is recognized as earned over the life of the lease agreements. Any additional rent, as defined in each lease agreement, is recognized as earned.

STOCK ISSUED TO EMPLOYEES
     The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock issued to employees.

                                      (11)

NET INCOME PER SHARE
     Net income per share is computed using the weighted average number of shares outstanding during the period, exclusive of common stock equivalents which resulted in dilution of less than 3%, for each of the three years in the period ended December 31, 1996.

SUPPLEMENTARY INCOME PER COMMON SHARE
     As required by APB Opinion No. 15, "Earnings per Share," supplementary income per common share data is presented for fiscal 1994 and 1996 to reflect the payment during February 1994 of $23.1 million of outstanding indebtedness using a portion of the proceeds of a secondary offering, and to reflect the payment during the first quarter of 1997 of $78,618,000 of outstanding indebtedness using a portion of the proceeds from another secondary offering completed February 14, 1997 (see Note 12). For the 1994 computation of supplementary income per common share, 1,080,700 common shares issued in the offering whose proceeds were used to retire the debt were assumed to have been issued at the beginning of fiscal 1994, and net income was assumed to have not been reduced by interest expense incurred on the debt. Supplementary income per common share totaled $1.33 for fiscal 1994. For the 1996 computation of supplementary income per common share, 3,049,573 common shares issued in the offering whose proceeds were used to retire the debt were assumed to have been issued at the beginning of fiscal 1996, and net income was assumed to have not been reduced by interest expense incurred on the debt. Supplementary income per common share totaled $1.35 for fiscal 1996.

ADOPTION OF NEW ACCOUNTING RULES
     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of fiscal 1995 with no impact.

RECLASSIFICATIONS
     Certain reclassifications have been made in the financial statements for the years ended 1995 and 1994 to conform to the 1996 presentation. These reclassifications had no effect on the results of operations as previously reported.

2.   REAL ESTATE PROPERTY LEASES
     The Company's properties are generally leased pursuant to noncancelable, fixed-term operating leases with expiration dates from 1997 to 2013. Some leases provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property.
     Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.
     Amounts of rental income received from lessees who accounted for more than 10% of the Company's rental income for the three years in the period ended December 31, 1996 were:


                                                1996            1995           1994
Columbia/HCA Healthcare Corporation        $ 11,234,295    $ 10,713,960   $  5,667,948

OrNda Healthcorp                              7,634,690       7,257,939      4,086,002

Future minimum lease payments under the noncancelable operating leases as of December 31, 1996 are as follows:

                               1997                    $   46,513,544
                               1998                        46,365,714
                               1999                        46,162,819
                               2000                        46,011,237
                               2001                        45,824,755
                               2002 and thereafter        301,547,167
                                                       --------------
                                                       $  532,425,236

                                      (12)

REAL ESTATE PROPERTIES
The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 1996.

                                  Number of                      Buildings,        Personal                          Accumulated
                               Facilities (1)     Land      Improvements and CIP   Property            Total        Depreciation

Ancillary Hospital Facilities
    Arizona                           1      $      308,070    $   4,965,923     $           0    $   5,273,993     $     558,418
California                            7          15,169,012       30,505,657            38,504       45,713,173         2,331,170
Florida                               8             577,328       44,504,554                 0       45,081,882         2,445,367
    Georgia                           5           1,965,210       34,144,164            38,409       36,147,783         1,878,449
    Kansas                            1                   0        8,606,501                 0        8,606,501            33,461
    Tennessee                         1             395,056        2,743,834                 0        3,138,890           190,450
    Texas                            10           7,102,169       48,218,720           259,536       55,580,423         4,436,154
    Virginia                          6           4,239,169       47,621,955                 0       51,861,124         1,349,678
                                     --          ----------      -----------           -------      -----------        ----------
                                     39          29,756,014      221,311,306           336,449      251,403,769        13,223,147
Ambulatory Surgery Centers
    California                        1             209,246          828,613             8,370        1,046,229            97,363
Nevada                                1             940,000        2,860,571                 0        3,800,571           180,308
Texas                                 1             509,891        1,514,376            15,296        2,039,563           177,942
                                      -           ---------        ---------            ------        ---------           -------
                                      3           1,659,137        5,203,560            23,666        6,886,363           455,613
Comprehensive Ambulatory Care
    Florida                           2           4,135,536       12,898,835                 0       17,034,371            49,017
    Texas                             2           1,642,773       19,407,604            60,148       21,110,525         1,583,717
                                      -           ---------       ----------            ------       ----------         ---------
                                      4           5,778,309       32,306,439            60,148       38,144,896         1,632,734
Clinical Laboratories
    Alabama                           1             180,633        8,601,151             8,028        8,789,812           971,214
    Mississippi                       1             537,660        3,718,165            29,660        4,285,485           319,487
                                      -             -------       ----------            ------       ----------         ---------
                                      2             718,293       12,319,316            37,688       13,075,297         1,290,701
Long-term Care Facilities
    California                        1           1,361,952       11,325,746                 0       12,687,698           689,761
    Colorado                          2           1,651,477        8,934,457                 0       10,585,934           278,873
    Florida                           1           1,203,720        8,388,977                 0        9,592,697            85,153
    Indiana                           1              96,059        3,511,749            32,331        3,640,139           411,065
    Kansas                            1           1,013,423        5,297,900                 0        6,311,323             6,921
    Michigan                          5             193,096       12,133,668           182,986       12,509,750         1,293,187
    Texas                             2             690,768       16,656,902                 0       17,347,670            28,116
                                     --           ---------       ----------           -------       ----------         ---------
                                     13           6,210,495       66,249,399           215,317       72,675,211         2,793,076
Medical Office Buildings
    Texas                             1             166,123        1,810,249                 0        1,976,372           110,248
    Virginia                          4           1,926,841       11,740,130           126,790       13,793,761           287,504

                                      5           2,092,964       13,550,379           126,790       15,770,133           397,752
Physician Clinics
    Florida                           3           3,558,945       15,504,117            50,781       19,113,843         1,403,271
    Georgia                           1             586,435        2,087,444                 0        2,673,879           149,424
    Texas                             2           1,654,025       10,930,721           385,104       12,969,850         1,119,463
    California                        1             392,785          331,685                 0          724,470            13,820
    Virginia                          6             620,890        2,977,392                 0        3,598,282             9,543
                                     --          ----------       ----------           -------       ----------         ---------
                                     13           6,813,080       31,831,359           435,885       39,080,324         2,695,521

                                      (13)

Other                                                     0          278,496         1,863,439        2,141,935           654,967
                                     --       -------------    -------------       -----------    -------------      ------------
Total property                       79       $  53,028,292    $ 383,050,254       $ 3,099,382    $ 439,177,928      $ 23,143,511
                                     ==       =============    =============       ===========    =============      ============

(1) Includes three properties under construction.

                                      (14)

NOTES AND BONDS PAYABLE
Notes and bonds payable at December 31,1996 and 1995 consisted of the following:

                                                       December 31,
                                                   1996           1995
                Unsecured notes               $ 90,000,000   $ 90,000,000
                Unsecured credit facility       71,900,000              0
                Serial and term bonds payable    6,718,000      2,970,000
                                              ------------   ------------
                                              $168,618,000   $ 92,970,000
                                              ============   ============

UNSECURED NOTES
     On September 18, 1995, the Company privately placed $90,000,000 of unsecured notes (the "Unsecured Notes") with 16 institutions. The Unsecured Notes bear interest at 7.41%, payable semiannually, and mature on September 1, 2002. Beginning on September 1, 1998 and on each September 1 through 2002, the Company must repay $18,000,000 of principal. The note agreements pursuant to which the Unsecured Notes were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

UNSECURED CREDIT FACILITY
     On December 26, 1996, the Company's $75,000,000 unsecured credit facility (the "Unsecured Credit Facility") with four commercial banks was increased to $100,000,000 and extended to December 30, 1999. At the option of the Company, borrowings bear interest at one of the banks' base rate or LIBOR plus 1.125% (previously 1.250%). In addition, the Company pays a commitment fee of .225 (previously .250) of 1% per annum on the unused portion of funds available for borrowings under the Unsecured Credit Facility. The Unsecured Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements. At December 31, 1996, the Company had available borrowing capacity of $28,100,000 under the Unsecured Credit Facility. Subsequent to December 31, 1996, the Company repaid all $71,900,000 indebtedness under the Unsecured Credit Facility which results in the maximum borrowing capacity of $100,000,000.

SERIAL AND TERM BONDS PAYABLE
     In conjunction with the acquisition of certain facilities (see Note 6), the Company assumed an obligation for a $2,496,000 bond issue of the Industrial Development Authority of the City of Salem, Virginia, payable in annual installments of $208,000 through 2007. Interest on the outstanding principal balance is payable semi-annually at a rate of 75% of the prime rate or 6.1875% at December 31, 1996. The obligation was secured by a deed of trust and guaranteed by Lewis-Gale Clinic, Inc. Subsequent to December 31, 1996, this obligation was repaid.
     In conjunction with the acquisition of certain facilities (see Note 6), the Company assumed an obligation for a $1,575,000 bond issue of the Industrial Development Authority of the City of Roanoke, Virginia, payable in annual installments of $175,000 through 2005. Interest is payable semi-annually at a rate of approximately 77% of the commercial base rate or 6.3525% at December 31, 1996. The obligation was secured by land and building and guaranteed by Lewis-Gale Clinic, Inc. Subsequent to December 31, 1996, this obligation was repaid.
     In conjunction with the acquisition of certain facilities (see Note 6), the Company assumed an obligation for $1,095,000 of Serial Bonds and $1,980,000 of Term Bonds. The obligation is secured by a deed of trust and security agreement granting the issuer a first mortgage lien and security interest in these properties and by assignment of and a security interest in the tenant leases of these properties. The bonds pay interest semiannually at interest rates ranging from 6.9% to 8.1%. The Serial Bonds mature at annual intervals through 2002 in amounts ranging from $120,000 to $320,000; the Term Bonds mature in 2010. The obligation was defeased subsequent to December 31, 1996. The resulting loss was not significant.

                                      (15)

OTHER LONG-TERM DEBT INFORMATION
     Subsequent to December 31, 1996, the Company repaid $78,618,000 of indebtedness from proceeds of a secondary offering (see Note 12).
The remaining indebtedness of Unsecured Notes is due in five $18,000,000 annual installments beginning in 1998.
     During the years ended December 31, 1996, 1995 and 1994, interest paid totaled $8,389,712, $3,932,112 and $1,268,680, and capitalized interest totaled $2,175,113, $888,238 and $424,675, respectively.

5.   SECURITY DEPOSITS
     The Company is currently obligated to certain lessees, under executed sale and purchase agreements, for security and related deposits in an aggregate amount of $4,172,490 and $4,562,490 at December 31, 1996 and 1995, respectively. These security deposits are repayable at various times, typically upon expiration of the lease, and generally bear interest at the First National Bank of Boston or NationsBank prime rate, payable annually.
     The security deposits were negotiated with lessees as part of the terms of the sale and purchase agreements as collateral for lessee performance for future rental payments and property maintenance in accordance with the lease agreements. These funds are unrestricted according to the terms of the lease contracts and may be used at the Company's discretion.

6.   ACQUISITIONS AND DISPOSITION OF REAL ESTATE
     During November 1996, the Company acquired ten properties, Lewis Gale Building Corporation, in exchange for an aggregate of 687,692 shares of the Company's common stock (valued at $16,074,800) and the assumption of $20,566,106 of notes payable, $4,071,000 of bonds payable and $3,037,769 of accounts payable and accrued liabilities, and incurred $483,328 in acquisition costs. In addition to the properties, representing an aggregate investment of $44,063,087, the Company acquired cash of $5,196, accounts receivable of $58,340, and other assets of $106,382. During 1996, the Company repaid the notes payable assumed in the acquisition.
     On October 31, 1995, the Company sold a 24,189-square-foot ancillary hospital facility in Van Nuys, California for $4,800,000. The property was sold to the lessee, pursuant to provisions in the Company's lease agreement, due to hidden structural damages suffered in the January 1994 Northridge earthquake that rendered the facility unusable for its intended purpose.
     During June 1994, the Company acquired two ancillary hospital facility complexes in exchange for an aggregate of 328,322 shares of the Company's common stock (valued at $6,898,944) and the assumption of $13,018,633 of notes payable, $3,075,000 of bonds payable and $623,465 of accounts payable and accrued liabilities. In addition to the facilities, representing an aggregate investment of $21,774,433, the Company acquired cash of $1,258,910, accounts receivable of $7,719, restricted cash of $455,910, and other assets of $119,071. During the first week of July 1994, the Company repaid the $13,018,633 of notes payable assumed in the acquisitions.

7.   BENEFIT PLANS
EXECUTIVE RETIREMENT PLAN
     The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executive's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of benefits paid to the executive from the Company's contributions to any basic retirement plan of the Company that covers all employees and from social security.

RETIREMENT PLAN FOR OUTSIDE DIRECTORS
     The Company has a retirement plan for outside directors which upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

                                      (16)

RETIREMENT PLAN INFORMATION
     Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the Plans) for the three years in the period ended December 31, 1996 is comprised of the following:

                                    1996           1995          1994
      Service cost             $   201,372    $  367,864    $  294,528
      Interest cost                 58,828        40,431        13,099
      Other                        (21,483)     (219,006)     (137,181)
                               -----------    ----------    ----------
                               $   238,717    $  189,289    $  170,446
                               ===========    ==========    ==========


     The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 1996 and 1995.

                                                           1996           1995
      Actuarial present value of benefit obligations:
        Vested                                      $           0    $        0
      Accumulated                                   $     619,729   $   345,855
                                                    -------------   -----------
      Actual present value of projected benefit
        obligations for services rendered to date   $    743,951    $   913,682

      Unrecognized net gain (loss)                       278,211       (112,901)
                                                    ------------    -----------
      Net pension liability in accrued liabilities  $  1,022,162    $   800,781
                                                    ============    ===========

     Accounting for the Executive Retirement Plan for the years ended December 31, 1996 and 1995 assumes discount rates of 8.5% and 8%, respectively, and compensation increase rates of 2.7% and 5%, respectively. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 9% and 8%, respectively.

                                      (17)

     8.  STOCK PLANS AND WARRANTS
1993 Employees Stock Incentive Plan
     The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock, (the Employee Plan Shares) under the 1993 Employees Stock Incentive Plan (the Employee Plan). As of December 31, 1996 and 1995, the Company had a total of 812,364 and 716,260 Employee Plan Shares, respectively, that had not been issued or optioned. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003.
     Under the Employee Plan, the Compensation Committee may grant options (the Options) to purchase shares of the Company's common stock to employees for terms not longer than 10 years at prices that may not be less than 95% of the fair market value of the common stock on the date of grant. The Options may be subject to any conditions set by the Compensation Committee, may be exercised by payment of cash, shares valued at fair market value, or, at the option of the Compensation Committee, by a note secured by shares. As of December 31, 1995, Options to purchase a total of 222,000 of the Employee Plan Shares at $19.50 per share were outstanding, all of which were exercisable. During 1996 the Company canceled all outstanding Options under the Employee Plan.
     Under the Employee Plan, the Compensation Committee may also grant incentive stock awards to employees. Incentive stock awards granted under the Employee Plan may be subject to any conditions set by the Compensation
Committee. As of December 31, 1996 and 1995, the Company had specifically reserved, but not issued, a total of 283,334 and 425,000 Employee Plan Shares (the Reserved Stock), respectively, for performance-based awards to employees under the Employee Plan. The issue of Reserved Stock to eligible employees is contingent upon the achievement of specific performance criteria. The Reserved Stock awards are subject to fixed vesting periods varying from four to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Reserved Stock has been issued, the employee has the right to receive dividends and the right to vote the shares.
     As of December 31, 1996 and 1995, performance criteria had been met for the award of, and the Company had issued, a total of 230,044 and 35,000 Employee Plan Shares, respectively. For 1996 and 1995, compensation expense resulting from the amortization of the value of these shares was $319,120 and $137,349, respectively.

NON-EMPLOYEE DIRECTORS STOCK PLANS
     Prior to May 16, 1995, the Company was authorized to issue stock options for up to 2% of its outstanding shares of common stock under the 1993 Outside Directors Stock Incentive Plan (the 1993 Director Plan). Under the 1993 Director Plan, each member of the Board of Directors of the Company who was not an employee of the Company, its subsidiaries or affiliates received an option to purchase 3,000 shares on January 1, 1994 at an exercise price equal to the market price of the common stock on the date of grant. As of December 31, 1995, options to purchase a total of 19,530 shares were outstanding under the 1993 Director Plan, all of which were exercisable. During 1996 the Company canceled all unexercised options granted pursuant to the 1993 Director Plan.
     Effective May 16, 1995, the Company enacted the 1995 Restricted Stock Plan for Non-Employee Directors (the 1995 Directors Plan). As of December 31, 1996 and 1995, the Company had a total of 97,900 and 98,950 shares under the 1995 Directors Plan, respectively, that had not been issued. Under the 1995 Directors Plan, each member of the Board of Directors of the Company who is not an employee of the Company, its subsidiaries or affiliates, receives an award of shares of common stock (the Directors Stock) at the conclusion of the Company's annual meeting of shareholders. The Directors Stock vests in each Director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the Directors service, at no cost to the Company. Once the Directors' Stock has been issued, the Director has the right to receive dividends and the right to vote the shares.
     As of December 31, 1996 and 1995, the Company had issued a total of 9,903 and 1,050 shares, respectively, pursuant to the Non-Employee Directors Stock Plans. For 1996 and 1995, compensation expense resulting from the amortization of the value of these shares was $70,672 and $1,196, respectively.

1995 EMPLOYEE STOCK PURCHASE PLAN
     Effective May 16, 1995, the Company adopted an Employee Stock Purchase Plan (the Employee Purchase Plan) pursuant to which the Company is authorized to issue shares of common stock (the Employee Purchase Plan Shares). As of December 31, 1996 and 1995, the Company had a total of 918,795 and 952,732 shares under the Employee Purchase Plan, respectively, that had not been issued or optioned. Under the Employee Purchase Plan, each eligible employee as of May 16, 1995 and each subsequent January 1 (the Grant Dates) has been or shall be granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the Grant Date or 85% of the market price on the date of exercise of such option (the Exercise Date), but at not less than book value per share as of the December 31 immediately preceding the Grant Date. The number of shares subject to each year's option becomes fixed on the Grant Date. Eligible employees include those employees who were employed by the Company or a subsidiary on a full-time basis as of May 16, 1995 and those employees with six months of service who are employed by the Company or subsidiary as of each subsequent Grant Date. Options granted under the Employee Purchase Plan expire if not exercised 27 months after each such option's Grant Date.

                                      (18)

A summary of Employee Purchase Plan activity and related information for the years ended December 31 is as follows:

                                                                 Options
                                                          1996              1995
      Outstanding, beginning of year                       47,268                0
      Granted                                              47,564           47,268
      Exercised                                           (10,132)               0
      Forfeited                                           (13,627)               0
                                                           ------           ------
      Outstanding, end of year                             71,073           47,268

      Exercisable at end of year                           71,073           47,268
                                                           ======           ======
      Weighted-average fair value of options granted
      during the year (calculated as of the grant date)  $   2.70        $    2.56

      Weighted-average exercise prices of options
      exercised during the year                          $  18.59        $       0

      Weighted-average exercise prices of options
      outstanding (calculated as of December 31)         $  19.09        $   18.46

      Weighted-average contractual life of outstanding
      options (calculated as of December 31, in years)        0.9              1.6

     The Company has determined that the pro forma effect on net income and earnings per share for the two years in the period ended December 31, 1996 of adopting Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation is not material.

OTHER
     In 1993, the Company issued warrants to purchase up to 188,712 shares of common stock (the Warrants). The Warrants are exercisable for a period of four years commencing July 1, 1994 at a price of $19.50 per share, the then current fair market value, subject to adjustment under applicable antidilution provisions. The holders of the Warrants have the right to require the Company to include the common stock underlying such Warrants in any registration statement filed by the Company at the Company's expense. At December 31, 1996 and 1995, the Company had reserved 2,017,771 and 1,956,654 shares, respectively, for future issuance.

9.   COMMITMENTS
     At December 31, 1996, the Company, in the normal course of business, had received a fully executed letter of intent to purchase upon completion of development, one property for approximately $15,000,000. In addition, as of December 31, 1996, the Company had a net investment of approximately $13,900,000 for three lessee developments in progress with a total remaining funding commitment of approximately $10,100,000.

10. OTHER DATA
FUNDS FROM OPERATIONS
     Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation from real estate assets. NAREIT encourages REITs to make reporting changes consistent with the 1995 NAREIT White Paper on Funds from Operations no later than fiscal year 1996. Beginning with the first quarter 1996 operations, the Company's policy has been to report funds from operations calculated on the NAREIT 1995 White Paper while providing supplemental information based upon previous methodology. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

                                      (19)


                                                                    Year ended                         Year ended
                                                                 December 31, 1996                 December 31, 1995
                                                                    (Unaudited)                        (Unaudited)

                                                           1995 NAREIT                                           Previous
                                                           White Paper        Previous        1995 NAREIT       Methodology
                                                           As Reported       Methodology      White Paper       As Reported

Net income (1)                                           $  19,731,623     $  19,731,623    $  18,257,616     $  18,257,616
      Non-recurring items                                            0                 0                0                 0
      Gain on disposition                                            0                 0         (220,140)         (220,140)
      Straight line rents                                            0                 0                0                 0
ADD
      Depreciation
         Real estate                                         8,304,772         8,304,772        7,452,925         7,452,925
         Other non-revenue producing assets                          0           346,848                0           240,123
                                                         -------------         ---------        ---------         ---------
                                                             8,304,772         8,651,620        7,452,925         7,693,048
                                                         -------------         ---------        ---------         ---------
      Amortization
         Acquired property management contracts (2)                  0           337,722                0           178,420
         Organization costs                                          0             6,743                0             5,400
                                                                     0           -------                0           -------
                                                                     0           344,465                0           183,820
                                                         -------------     -------------    -------------     -------------

      Deferred financing costs (3)                                   0           359,744                0           247,506
                                                         -------------     -------------    -------------     -------------
      Total adjustments                                      8,304,772         9,355,829        7,232,785         7,904,234
                                                         -------------     -------------    -------------     -------------

Funds from operations                                    $  28,036,395     $  29,087,452    $  25,490,401     $  26,161,850
                                                         =============     =============    =============     =============
Weighted average shares outstanding                         13,254,233        13,254,233       12,967,132        12,967,132
                                                         =============     =============    =============     =============
Funds from operations per share                          $        2.12     $        2.19    $        1.97     $        2.02
                                                         =============     =============    =============     =============

     (1) 1996 amounts include $389,752 ($0.03 per share) of stock based, long-term, incentive compensation expense, a non-cash expense.
     (2) Amortization of the acquisition cost of revenue producing property management contracts.
     (3) Amortization of deferred financing costs is reported as part of interest expense on the income statement.

RETURN OF CAPITAL
     Distributions in excess of net income generally constitute a return of capital. For the years ended December 31, 1996, 1995 and 1994, dividends paid per share were $1.91, $1.83 and $1.75, respectively, which consisted of ordinary income per share of $1.65, $1.42 and $1.59 and return of capital per share of $.26, $.41 and $.16, respectively.

                                      (20)

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and receivables are a reasonable estimate of their fair value due to their short-term nature. The fair value of notes and bonds payable is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The difference between the carrying amount and the fair value of the Company's notes and bonds payable is not significant.

12.  SUBSEQUENT EVENTS
     On January 21, 1997, the Company declared an increase in its quarterly dividend from $.485 per share ($1.94 annualized) to $.49 per share ($1.96 annualized) payable on February 17, 1997 to shareholders of record on January 28, 1997.
     Effective February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the Secondary Offering) under its currently effective registration statement pertaining to $250,000,000 of equity securities, debt securities and warrants. The Company received $133,411,500 in net proceeds. Promptly thereafter, the net proceeds were used, in part, to extinguish all $71,900,000 of indebtedness outstanding under the Unsecured Credit Facility, which results in a borrowing capacity under the Unsecured Credit Facility of $100,000,000, and repayment or defeasance of secured indebtedness in the total amount of $6,718,000. Remaining proceeds of the Secondary Offering of approximately $57,200,000 have been invested short-term and will be available to finance additional property acquisitions, build-to-suit property development and for general corporate purposes.

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     Quarterly financial information for the years ended December 31, 1996 and 1995 is summarized below:

                                                                         Quarter ended

                                                 March 31          June 30        September 30      December 31
1996
Total revenue                                $   8,982,907     $   9,135,538    $   9,509,019     $  10,946,673

Net income                                   $   4,758,183     $   4,952,468    $   4,913,700     $   5,107,272

Funds from operations                        $   6,735,694     $   6,929,979    $   6,936,857     $   7,433,866

Net income per share                         $        0.36     $        0.38    $        0.37     $        0.38

Funds from operations per share              $        0.52     $        0.53    $        0.53     $        0.55


1995
Total revenue                                $   7,894,137     $   7,978,111    $   8,376,569     $   9,112,344

Net income                                   $   4,505,272     $   4,519,300    $   4,526,268     $   4,706,776

Funds from operations                        $   6,307,622     $   6,340,191    $   6,413,618     $   6,428,970

Net income per share                         $        0.35     $        0.35    $        0.35     $        0.36

Funds from operations per share              $        0.49     $        0.49    $        0.49     $        0.50

                                      (21)

CORPORATE DATA
CORPORATE ADDRESS
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 400
Nashville, Tennessee 37203
Phone: (615) 269-8175
Fax: (615) 269-8122

INDEPENDENT PUBLIC AUDITORS
Ernst & Young LLP
NationsBank Plaza
414 Union St.
Nashville, Tennessee 37219-1779

TRANSFER AGENT

  TRANSFER OF SHARES
  Boston EquiServe
  Stock Transfer Department
  P.O. Box 1865
  Mail Stop 45-02-62
  Boston, Massachusetts 02105-1865
  Phone: (617) 575-3400
  CUSIP #: 421946104

  Street Address for Courier Service
  Boston EquiServe
  Blue Hills Office Park
  Mail Stop 45-02-62
  150 Royall Street
  Canton, Massachusetts 02021-1031

  INTERNET SITE
  http://www.equiserve.com

CORPORATE INTERNET SITE
http://www.healthcarerealty.com

CORPORATE EMAIL ADDRESS
hrinfo@healthcarerealty.com

DIVIDEND REINVESTMENT PLAN
     A Dividend Reinvestment Plan is offered as a convenience to stockholders who wish to increase their holdings in the Company. Additional shares may be purchased, without a service or sales charge, through automatic reinvestment of quarterly cash dividends. For information write Investor Relations, Boston EquiServe, 150 Royall Street, Canton, Massachusetts 02021 or call (617) 575-3400.

FORM 10K
     The Company has filed an Annual Report on Form 10K for the year ended December 31, 1996, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust, Inc., 3310 West End Avenue, Suite 400, Nashville, Tennessee 37203. Or, via e-mail: hrinfo@healthcarerealty.com

                                      (22)

MEMBER
National Association of Real Estate Investment Trusts, Inc. (NAREIT)

COMMON STOCK
     Healthcare Realty Trust Incorporated common stock is traded on The New York Stock Exchange under the symbol HR. As of March 12, 1997, there were approximately 1,086 shareholders of record. The following table shows, for the fiscal periods indicated, the quarterly range of high and low closing sales prices of the common stock.

                       1996               1995             1994

                  High       Low     High      Low     High      Low

First Quarter   $ 23.125  $ 20.875  $21.000 $ 19.000 $22.500  $19.375
Second Quarter    23.750    21.500   20.500   18.500  21.375   19.500
Third Quarter     24.125    21.500   20.750   19.375  22.125   19.875
Fourth Quarter    26.875    23.000   23.000   20.000  21.125   19.375


ANNUAL SHAREHOLDERS MEETING
     The annual meeting of shareholders will be held on May 12, 1997, at 10:00 a.m. at the Cumberland Club, 511 Union Street, Nashville, Tennessee.

                                      (23)