Form 10-K, Exhibit 13
period 1997-12-31
HEALTHCARE REALTY TRUST INC
filed 1998-03-30
CIK 899749

Exhibit 13

                          Annual Report to Shareholders


SELECTED FINANCIAL INFORMATION

     The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                                                                 June 3, 1993
                                                                                                                 (commencement
                                                                                                                of operations)
                                                                                                                   through
                                                                  Year Ended December 31,                        December 31,
                                                                  -----------------------                        ------------
                                                 1997             1996              1995             1994            1993
                                                 ----             ----              ----             ----            ----

Statement of Income Data:
     Total revenues                        $       59,796   $       38,574    $       33,361   $       24,226    $        7,135
     Interest expense                      $        7,969   $        7,344    $        5,083   $        1,116    $          314
     Net income                            $       31,212   $       19,732    $       18,258   $       15,716    $        3,950
     Net income per share - Basic          $         1.71   $         1.52    $         1.41   $         1.33    $         0.64
     Net income per share - Diluted        $         1.68   $         1.49    $         1.41   $         1.33    $         0.63
     Weighted average shares
       outstanding - Basic                     18,222,243       13,014,286        12,931,082       11,806,864         6,185,600
     Weighted average shares
       outstanding - Diluted                   18,572,492       13,261,291        12,970,326       11,859,714         6,237,053

Balance Sheet Data (as of the end of the period):
     Real estate properties, net           $      470,981   $      416,034    $      318,480   $      280,767    $      133,393
     Total Assets                          $      488,514   $      427,505    $      336,778   $      283,190    $      134,070
     Notes and bonds payable               $      101,300   $      168,618    $       92,970   $       40,375    $       21,000
     Total stockholders' equity            $      376,472   $      245,964    $      234,448   $      236,340    $      108,190

Other Data:
     Funds from operations (1)             $       42,337   $       28,036    $       25,490   $       20,919    $        5,774
     Funds from operations per share -     $         2.32   $         2.15    $         1.97   $         1.77    $         0.93
     Basic (1)
     Funds from operations per share -     $         2.28   $         2.11    $         1.97   $         1.76    $         0.93
     Diluted (1)
     Dividends declared and paid per       $         1.99   $         1.91    $         1.83   $         1.75    $         0.55
     share

(1)  See Note 11 to Consolidated Financial Statements.

                                      (9)

OVERVIEW
     The Company operates under the Internal Revenue Code of 1986, as amended (the "Code") as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, acquiring, managing, and developing income-producing real estate properties related to healthcare services throughout the United States. Management believes that by providing related real estate services, it can differentiate the Company's competitive market position, expand its asset base and increase revenue.

     Since commencing operations in June, 1993, through December 31, 1997, the Company has invested or committed to invest, directly and indirectly, over $525 million in 87 income-producing properties related to the delivery of healthcare services, containing over 4.4 million square feet. The Company's portfolio is comprised of seven facility types, located in 44 markets nationwide, and operated pursuant to contractual arrangements with 18 healthcare providers. As of December 31, 1997, the Company was managing 130 healthcare-related properties nationwide totaling over 3.9 million square feet, and was providing third-party asset management services for 251 properties nationwide, totaling over 1.3 million square feet.

     Substantially all of the Company's revenues are derived from rentals on its healthcare real estate property facilities, interest earned from the temporary investment of funds in short-term instruments and from management and development services. Leases and other financial support arrangements with respect to the Company's healthcare real estate facilities generally ensure that increased costs and expenses incurred with respect to the operation of the facilities will be borne by tenants and healthcare providers related to the facilities. The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rental and related occupancy costs and various expenses incurred in the process of acquiring additional properties.

     The Company's strategy is to be a full service provider of integrated real estate solutions to quality healthcare providers. Consistent with this strategy, the Company provides a spectrum of services needed to own, acquire, manage and develop healthcare properties, including leasing, development, management, market research, budgeting, accounting, collection, construction management, tenant coordination and financial services. The Company's development activities are primarily accomplished through pre-leased build-to-suit projects.

RESULTS OF OPERATIONS
1997 Compared to 1996
     For the year ended December 31, 1997, net income was $31.2 million, or $1.71 per basic share of common stock ($1.68 per diluted share), on total revenues of $59.8 million compared to net income of $19.7 million, or $1.52 per basic share of common stock ($1.49 per diluted share), on total revenues of $38.6 million, for the year ended December 31, 1996. Funds from operations ("FFO") was $42.3 million, or $2.32 per basic share ($2.28 per diluted share), for the year ended December 31, 1997 compared to $28.0 million, or $2.15 per basic share ($2.11 per diluted share), in 1996.

(Dollars in thousands)
                                         1997          1996
                                         ----          ----
Revenues
Master lease rental income          $   40,298    $   35,329
Property operating income               14,631         1,338
                                        ------         -----
Total rental income                     54,929        36,667
Management fees                          1,499         1,111
Interest and other income                3,368           796
                                         -----           ---
                                        59,796        38,574

Expenses
General and administrative               3,807         2,233
Property operating expenses              5,008           269
Interest                                 7,969         7,344
Depreciation                            11,468         8,652
Amortization                               332           344
                                           ---           ---
                                        28,584        18,842

Net Income                          $   31,212    $   19,732
                                    ==========    ==========

                                      (10)

     Total revenues for the year ended December 31, 1997 compared to the year ended December 31, 1996, increased $21.2 million or 55%. The increase is primarily due to master lease rental income and property operating income from 18 properties acquired and two developments completed during the latter part of the fourth quarter of 1996 and the year ended December 31, 1997, representing an investment of approximately $102.3 million. Third party property management fees for the year ended December 31, 1997, compared to the year ended December 31, 1996, increased $0.4 million or 35%, due to the net effect of adding third party management contracts in Florida and Virginia and converting six master leased properties (accounted for as third party management) to Company owned and managed properties. Interest and other income for the year ended December 31, 1997 was $3.4 million compared to $0.8 million for the year ended December 31, 1996. During the first quarter of 1997, the Company completed a secondary offering and maintained an average cash and short-term investment balance of $26.1 million during the year ended December 31, 1997 compared to a $2.2 million average cash balance during the year ended December 31, 1996.

     Total expenses for the year ended December 31, 1997 were $28.6 million compared to $18.8 million for the year ended December 31, 1996, an increase of $9.8 million or 52%. General and administrative expenses increased $1.6 million, primarily due to an increase in payroll associated with the large increase in property management and other service based activities. Property operating expenses for the year ended December 31, 1997 compared to the year ended December 31, 1996. increased $4.7 million due to the conversion from master leased or acquisition of 19 Company owned and managed properties during the latter part of the fourth quarter of 1996 and the year ended December 31, 1997. Interest expense for the year ended December 31, 1997 compared to the year ended December 31, 1996 increased $0.6 million due to the net effect of a decrease in average outstanding debt balance and a decrease in average construction in progress, which reduced capitalized interest by approximately $1.4 million. Depreciation expense increased $2.8 million due to the acquisition of 18 properties and completion of two properties discussed in the preceding paragraph.

1996 Compared to 1995
     For the year ended December 31, 1996, net income was $19.7 million, or $1.52 per basic share and $1.49 per diluted share of common stock, on total revenues of $38.6 million compared to net income of $18.3 million, or $1.41 per basic and diluted share of common stock, on total revenues of $33.4 million, for the year ended December 31, 1995. Funds from operations ("FFO") was $28.0 million, or $2.15 per basic share ($2.11 per diluted share), for the year ended December 31, 1996 compared to $25.5 million, or $1.97 per basic and diluted share, in 1995.

(Dollars in thousands)
                                         1996          1995
                                         ----          ----
 Revenues
Master lease rental income          $   35,329    $   32,402
Property operating income                1,338             -
                                         -----
Total rental income                     36,667        32,402
Management fees                          1,111           466
Interest and other income                  796           493
                                           ---           ---
                                        38,574        33,361

Expenses
General and administrative               2,233         2,143
Property operating expenses                269             -
Interest                                 7,344         5,083
Depreciation                             8,652         7,693
Amortization                               344           184
                                        18,842        15,103
                                        ------        ------

Net Income                          $   19,732    $   18,258
                                    ==========    ==========

                                      (11)

     Total revenues for the year ended December 31, 1996 compared to the year ended December 31, 1995 increased $5.2 million or 15.6%. The increase was primarily due to base rent derived from investment of approximately $45.4 million in six completed development properties in 1996. In addition, total rental income for the year ended December 31, 1996 includes a partial year of base rent derived from investment of approximately $58.4 million in 14 acquisitions during 1996. Revenues during 1996 also reflect an increase of $0.6 million (138.5%) in property management fees. At December 31, 1996, the Company managed 83 properties compared to 26 properties at December 31, 1995. Interest and other income increased from $0.5 million for the year ended December 31, 1995 to $0.8 million for the year ended December 31, 1996 primarily due to the short-term refinancing of approximately $30.8 million of mortgage notes for a current healthcare client.

     Total expenses for the year ended December 31, 1996 were $18.8 million compared to $15.1 million for the year ended December 31, 1995, an increase of $3.7 million or 24.8%. Depreciation expense increased $1.0 million due to the acquisition of additional properties and the completion of properties under construction which were discussed in the preceding paragraph. General and administrative expenses increased $90,000, primarily due to an increase in total employees. Interest expense increased from $5.0 million for the year ended December 31, 1995 to $7.3 million for the year ended December 31, 1996. During the year ended December 31, 1996, the Company had an average outstanding total debt balance of approximately $122.4 million compared to approximately $70.9 million in 1995. On September 18, 1995, the Company privately placed $90 million of unsecured notes (the "Unsecured Notes") with 16 credit institutions which also had the effect of increasing 1996 interest expense since the Unsecured Notes were outstanding for a full year in 1996 compared to 3.5 months in 1995. Amortization expense increased from $0.2 million for the year ended December 31, 1995 to $0.3 million for the year ended December 31, 1996 due to amortization of acquired revenue-producing management contracts and other intangible assets.

Liquidity and Capital Resources
     Effective December 26, 1996, the Company is a party to a $100.0 million unsecured bank credit facility (the "Unsecured Credit Facility") with four commercial banks having a maturity date of December 1999, with two one-year extensions. Interest on borrowed funds pursuant to the Unsecured Credit Facility is at LIBOR plus 1.125% or the base rate of NationsBank, N. A. The Company pays a commitment fee of .225 of one percent per annum on the unused portion of funds available for borrowing under the Unsecured Credit Facility. The Unsecured Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements. As of March 1, 1998, the entire Unsecured Credit Facility in borrowing capacity is available to the Company.

     The Unsecured Notes bear interest at 7.41%, payable semi-annually, and mature on September 1, 2002. Beginning on September 1, 1998 and on each September 1 through 2002, the Company must repay $18.0 million of principal under the Unsecured Notes.

     On February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the "Secondary Offering") under its currently effective registration statement pertaining to $250.0 million of equity securities, debt securities and warrants. The Company received $133.4 million in net proceeds, which were used to repay indebtedness outstanding under the Unsecured Credit Facility, fund the Company's acquisitions and developments and for general corporate purposes.

     In February, 1998, the Company participated in two unit investment trust offerings and sold an aggregate of 1,224,026 shares of its common stock. The Company received an aggregate of $33.3 million in net proceeds from these transactions. The proceeds of these unit investment trust offerings were applied to fully pay the outstanding borrowings under the Unsecured Credit Facility, leaving approximately $10.0 million for acquisitions, development and general corporate uses. As of March 1, 1998, the Company had stockholders' equity of $405.5 million. The debt to total capitalization ratio was approximately 18.2% at March 1, 1998.

     As of March 1, 1998, the Company can issue an aggregate of approximately $108.0 million of securities remaining under currently effective registration statements and intends to continue to offer securities under such registration statements from time to time to finance future acquisitions and build-to-suit developments as they occur. The Company may borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

                                      (12)

     The Company generated net cash from operations in 1997 of $40.4 million, an increase of $10.9 million over 1996 and $13.7 million over 1995. The funds were used in 1997, along with proceeds from the secondary offering, to pay dividends to stockholders of $35.8 million, to make additional investments in income-producing assets and real estate properties totaling approximately $66.5 million and to repay net long-term indebtedness of $67.3 million.

     At December 31, 1997, the Company, in the normal course of business, had received a fully executed contract to purchase four properties for approximately $7.4 million. In addition, as of December 31, 1997, the Company had a net investment of approximately $19.2 million for three lessee developments and one expansion of an existing property in progress with a total remaining funding commitment of approximately $19.3 million. The Company intends to fund these commitments with the funds available from the operations and proceeds from the Unsecured Credit Facility.

     Under the terms of the leases and other financial support agreements relating to the properties, tenants or healthcare providers are generally responsible for increases in operating expenses and taxes relating to the properties. As a result of these arrangements the Company does not believe that it will be responsible for any material increase in expenses in connection with the properties during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the lease or financial support agreement, or in the event the financial obligations required by the agreements are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.

     On January 27, 1998, the Company declared an increase in its quarterly dividend from $0.505 per share ($2.02 annualized) to $0.51 per share ($2.04 annualized) payable to stockholders of record on February 4, 1998. This dividend was paid on February 17, 1998. The Company presently plans to continue to pay its quarterly dividends, with increases consistent with its current practice. In the event that the Company cannot make additional investments in 1998 because of an inability to obtain new capital by issuing equity and debt securities, the Company will continue to be able to pay its dividends in a manner consistent with its current practice. No assurance can be made as to the effect upon the Company's ability to increase its quarterly dividends during periods subsequent to 1998, should access to new capital not be available to the Company.

Business Outlook
     A significant challenge facing the Company is the expansion of the REIT industry. REITs have had increasing access to the capital markets, resulting in an acceleration in growth of the number of REITs and the amount of funds REITs have available for investment. A REIT is required to make dividend distributions and retains little capital for growth; therefore, it is required to grow through the steady investment of new capital in real estate assets. The expansion of available capital to the REIT industry has resulted in significant investment pressure, with the consequence that many transactions undertaken by competitors of the Company do not meet the standards that it requires of its investments, in terms of the present and future internal rate of return, credit and financial support, weighted average cost of capital and real estate investment fundamentals. The Company intends to adhere to its established standards and anticipates that it will be able to maintain steady conservative growth through the acquisition of quality real estate investments; however, the increased competition for such assets from other REITs and traditional and non-traditional equity and debt capital sources may affect the growth of the Company and its financial return in a manner and to a degree that the Company cannot, at this time, predict.

     The healthcare service industry continues to be a profitable, growing segment of the economy, supported by fundamentals that ensure continued growth. The industry is undergoing substantial changes in the method of delivery of healthcare services, rising competition among healthcare providers for patients, continuing pressure by private and governmental payors and increased scrutiny by federal and state authorities. These changes create uncertainties which can present the Company with the opportunity to assist in providing solutions to the issues created by these changes; however, the economic performance of some or all of the providers who provide financial support, as tenants and sponsors, to the Company's investments can be affected. The degree to which these changes may affect the economic performance of the Company, positively or negatively, cannot be predicted at this time.

     The Company is engaged on its own behalf, and for the benefit of third-party property owners, in asset and property management, day-to-day property management and leasing of multi-tenanted healthcare properties and supervision of the development of new

                                      (13)
healthcare properties. The Company has experienced net gains in both the number of, and square footage subject to, its service engagements. The terms of these engagements can vary in duration from 15 years to month-to-month. Additionally, engagements are regularly terminated as a result of completion of the engagement assignment or as a result of the sale of managed properties by the Company or third-party owners. Termination of engagements must be charged against current revenues or established reserves. The Company is also subject to significant uncertainties because of the dynamic nature of the healthcare service industry, and increased competition from other real estate management companies entering the healthcare services industry. The degree to which these uncertainties may affect the economic performance of the Company cannot be predicted at this time.

Impact of Inflation
     During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing the gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from three to 20 years, further reducing the risk of any adverse effects of inflation to the Company. The Unsecured Credit Facility bears interest at a variable rate; therefore, the amount of interest payable under the Unsecured Credit Facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation.

Real Estate Investment Trust Tax Proposals
     On February 2, 1998, the Clinton Administration released proposals for changes in tax rules governing the operations of REITs. If enacted, the proposals would among other items, limit the Company's future ability to engage indirectly in certain business activities that cannot be conducted directly by the Company and tax the built-in gains of C corporations prospectively electing tax-free reorganizations, thus affecting the acquisition format employed by the Company in the past. There is no way to predict the outcome of these proposals or the eventual economic effect of these proposals on the Company if these proposals are enacted.

Year 2000
     Some of the Company's older computer programs were written using two digits rather than four digits to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The bulk of the software employed by the Company is commercially developed applications which are year 2000 compliant. Replacement software represents upgrades that would have been undertaken by the Company in the ordinary course of events; and, all of the Company's software is expected to be year 2000 compliant not later than December 31, 1998. The cost of becoming year 2000 compliant is not expected to be material to the Company.

Forward-Looking Statements
     This annual report to shareholders of the Company includes forward-looking statements, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar nature, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of these factors, see Item 1 of the Company's Form 10-K for the fiscal year ended December 31, 1997.

                                      (14)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated


     We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/  Ernst & Young LLP


Nashville, Tennessee
January 30, 1998, except for the
2nd paragraph of Note 13, as to
which the date is February 27, 1998.

                                      (15)

Consolidated Balance Sheets                                                       December 31,
                                                                              1997           1996
                                                                              ----           ----
(Dollars in Thousands)
Assets
Real estate properties:
  Land                                                                   $    58,424      $   53,028
  Buildings and improvements                                                 423,618         369,188
  Personal property                                                            4,492           3,099
  Construction in progress                                                    19,165          13,863
                                                                              ------          ------
                                                                             505,699         439,178
  Less accumulated depreciation                                              (34,718)        (23,144)
                                                                             -------         -------
Total real estate properties, net                                            470,981         416,034

Cash and cash equivalents                                                      5,325           1,354
Other assets, net                                                             12,208          10,117
                                                                              ------          ------
Total assets                                                             $   488,514      $  427,505
                                                                         ===========      ==========

Liabilities and Stockholders' Equity
Liabilities:
  Notes and bonds payable                                                $   101,300      $  168,619
  Accounts payable and accrued liabilities                                     6,879           8,197
  Other liabilities                                                            3,863           4,725
                                                                               -----           -----
Total liabilities                                                            112,042         181,541
                                                                             -------         -------

Commitments                                                                        -               -

Stockholders'equity:
Preferred stock, $.01 par value; 50,000,000 shares authorized;
  none outstanding                                                                 -               -
Common stock, $.01 par value; 150,000,000 shares authorized;
  issued and outstanding, 1997 - 19,285,927; 1996 - 13,898,777                   193             139
Additional paid-in capital                                                   402,607         264,614
Deferred compensation                                                         (7,689)         (4,702)
Cumulative net income                                                         88,867          57,655
Cumulative dividends                                                        (107,506)        (71,742)
                                                                            --------         -------
Total stockholders'equity                                                    376,472         245,964
                                                                             -------         -------
Total liabilities and stockholders'equity                               $    488,514      $  427,505
                                                                         ===========      ==========

See accompanying notes.

                                      (16)

Consolidated Statements of Income
                                                                   Year Ended December 31,
(Dollars in thousands, except per share data)           1997                1996            1995
---------------------------------------------           ----                ----            ----
Revenues
Master lease rental income                          $     40,298        $     35,329    $     32,402
Property operating income                                 14,631               1,338               -
Management fees                                            1,499               1,111             466
Interest and other income                                  3,368                 796             493
                                                           -----                 ---             ---
                                                          59,796              38,574          33,361
                                                          ------              ------          ------
Expenses
General and administrative                                 3,807               2,233           2,143
Property operating expenses                                5,008                 269               -
Interest                                                   7,969               7,344           5,083
Depreciation                                              11,468               8,652           7,693
Amortization                                                 332                 344             184
                                                             ---                 ---             ---
                                                          28,584              18,842          15,103
                                                          ------              ------          ------
Net income                                          $     31,212        $     19,732    $     18,258
                                                    ============        ============    ============
Net income per share - Basic                        $       1.71        $       1.52    $       1.41
                                                    ============        ============    ============
Net income per share - Diluted                      $       1.68        $       1.49    $       1.41
                                                    ============        ============    ============
Shares outstanding - Basic                            18,222,243          13,014,286      12,931,082
                                                      ==========          ==========      ==========
Shares outstanding - Diluted                          18,572,492          13,261,291      12,970,326
                                                      ==========          ==========      ==========

See accompanying notes.

                                      (17)

Consolidated Statements  of  Stockholder' Equity
                                                                  Additional                Cumulative                     Total
(Dollars in thousands,                    Common Stock           Paid-In        Deferred        Net      Cumulative    Stockholders'
except per share data)                   Shares       Amount     Capital      Compensation    Income      Dividends        Equity
----------------------                   ------       ------     -------      ------------    ------      ---------        ------
Balance at December 31, 1994           12,803,397    $   128    $ 239,961     $    (595)    $ 19,665     $  (22,819)     $ 236,340
   Issuance of stock                      172,349          2        3,436             -            -              -          3,438
   Shares awarded as deferred
      stock compensation                    1,050          -           22           (22)           -              -              -
   Deferred stock compensation
      amortization                              -          -            -           139            -              -            139
   Net income                                   -          -            -             -       18,258              -         18,258
   Dividends ($1.83 per share)                  -          -            -             -            -        (23,727)       (23,727)

Balance at December 31, 1995           12,976,796        130      243,419          (478)      37,923        (46,546)       234,448
   Issuance of stock                      707,952          7       16,396             -            -              -         16,403
   Shares awarded as deferred
      stock compensation                  203,897          2        4,611        (4,613)           -              -              -
   Deferred stock compensation
      amortization                              -          -            -           389            -              -            389
   Employee stock purchase plan            10,132          -          188             -            -              -            188
   Net income                                   -          -            -             -       19,732              -         19,732
   Dividends ($1.91 per share)                  -          -            -             -            -        (25,196)       (25,196)

Balance at December 31, 1996           13,898,777        139      264,614        (4,702)      57,655        (71,742)       245,964
   Issuance of stock                    5,195,130         52      133,322             -            -              -        133,374
   Shares awarded as deferred
      stock compensation                  143,716          2        3,880        (3,882)           -              -              -
   Shares issued from warrants              7,673          -            -             -            -              -              -
   Deferred stock compensation
      amortization                              -          -            -           895            -              -            895
   Employee stock purchase plan            40,631          -          791             -            -              -            791
   Net income                                   -          -            -             -       31,212              -         31,212
   Dividends ($1.99 per share)                  -          -            -             -            -        (35,764)       (35,764)

Balance at December 31, 1997           19,285,927    $   193    $ 402,607     $  (7,689)    $ 88,867     $ (107,506)     $ 376,472
                                       ==========    =======    =========     =========     ========     ==========      =========

See accompanying notes.

                                      (18)

Consolidated Statements of Cash Flows

                                                                         Year Ended December 31,
(In thousands)                                                      1997          1996          1995
--------------                                                      ----          ----          ----
Operating Activities
  Net income                                                   $   31,212      $ 19,732     $ 18,258
  Adjustments to reconcile net income
    to cash provided by operating activities:
    Depreciation and amortization                                  12,073         9,017        8,124
    Gain on sale of property                                            -             -         (220)
    Deferred compensation                                             672           377            1
    Increase (decrease) in deferred income                            114           (29)         314
    Increase in other assets                                       (2,346)         (933)        (921)
    Increase (decrease) in accounts payable
      and accrued liabilities                                      (1,318)        1,391        1,181
                                                                   ------         -----        -----
Net cash provided by operating activities                          40,407        29,555       26,737
                                                                   ------        ------       ------

Investing Activities
   Acquisition and development of real estate properties          (66,521)      (63,069)     (50,417)
   Proceeds from sale of real estate                                    -             -        4,800
   Receipt (disbursement) of security deposits                       (976)         (390)        (258)
                                                                     ----          ----         ----
   Net cash used in investing activities                          (67,497)      (63,459)     (45,875)
                                                                  -------       -------      -------

Financing Activities
   Borrowings on notes and bonds payable                           35,300       101,899      121,700
   Repayments on notes and bonds payable                         (102,618)      (50,903)     (69,105)
   Deferred financing and organization costs paid                     (22)         (169)      (1,245)
   Dividends paid                                                 (35,764)      (25,196)     (23,727)
   Proceeds from issuance of common stock                         134,165           484          161
                                                                  -------           ---          ---
   Net cash provided by financing activities                       31,061        26,115       27,784
                                                                   ------        ------       ------

Increase (decrease) in cash and cash equivalents                    3,971         (7,789)       8,646
                                                                    -----         ------        -----
Cash and cash equivalents, beginning of period                      1,354          9,143          497
                                                                    -----          -----          ---
Cash and cash equivalents, end of period                       $    5,325      $   1,354    $   9,143
                                                               ==========      =========    =========

See accompanying notes.

                                      (19)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
     The Company invests in healthcare-related properties located throughout the United States, including ancillary hospital facilities, medical office buildings, physician clinics, long-term care facilities, comprehensive ambulatory care centers, clinical laboratories and ambulatory surgery centers. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. As of December 31, 1997, the Company had invested or committed to invest in 87 properties (the "Properties") located in 44 markets in 14 states, affiliated with 18 healthcare-related entities.

Basis of Presentation
     The audited financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant intercompany accounts and transactions have been eliminated.

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

Other Assets
     Included in other assets are receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets which range from four to forty years. Accumulated amortization was $1.5 million and $1.1 million at December 31, 1997 and 1996, respectively.

Revenue Recognition
     Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned.

Stock Issued to Employees
     The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock issued to employees.

                                      (20)

Net Income Per Share
     Earnings per share have been restated for Financial Accounting Standards Board Statement No. 128, Earnings per Share ("FAS 128") and the Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB 98").

     Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of Common Stock.

     Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of restricted shares of Common Stock and outstanding stock options, using the treasury stock method and the average stock price during the period.

2.    REAL ESTATE PROPERTY LEASES
     The Company's properties are generally leased pursuant to noncancelable, fixed-term operating leases with expiration dates from 1998 to 2013. Some leases provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property.

     Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

     Amounts of rental income received from lessees who accounted for more than 10% of the Company's rental income for the three years in the period ended December 31, 1997 were (in thousands):

                                           1997         1996          1995
                                           ----         ----          ----
Columbia/HCA Healthcare Corporation    $  13,297    $  11,539    $   11,048
Tenet Healthcare                          13,899        8,761         8,217
Phycor                                     8,218        2,160          1106

     Future  minimum  lease  and  guaranty   payments  under  the  noncancelable
operating leases as of December 31, 1997 are as follows (in thousands):

      1998                 $   60,399
      1999                     53,971
      2000                     54,279
      2001                     53,803
      2002                     52,364
      2003 and thereafter     303,203
                              -------
                           $  578,019
                           ==========

                                      (21)

3. REAL ESTATE PROPERTIES

     The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 1997 (dollars in thousands).

                                                              Buildings and
                                 Number of                    Improvements   Personal              Accumulated
                                 Facilities (1)   Land          and CIP      Property    Total    Depreciation
                                 ----------       ----          -------      --------    -----    ------------

Ancillary hospital facilities:
     Arizona                         1              308          4,966           0       5,274          716
     California                      8           15,169         46,116          39      61,324        3,327
     Florida                         8              577         44,757           0      45,334        3,567
     Georgia                         5            1,965         34,606          38      36,609        2,767
     Kansas                          1                0         10,091           0      10,091          268
     Tennessee                       2            3,581          5,583           0       9,164          252
     Texas                          11            7,102         54,147         260      61,509        5,975
     Virginia                        6            4,285         47,663           0      51,948        2,599
                                     -            -----         ------           -      ------        -----
                                    42           32,987        247,929         337     281,253       19,471
Ambulatory surgery centers:
     California                      1              209            829           8       1,046          125
     Nevada                          1              940          2,860           0       3,800          254
     Texas                           1              510          1,514          15       2,039          228
                                     -              ---          -----          --       -----          ---
                                     3            1,659          5,203          23       6,885          607
Comprehensive ambulatory care:
     Florida                         2            4,136         15,218           0      19,354          375
     Texas                           2            1,643         19,890          60      21,593        2,160
                                     -            -----         ------          --      ------        -----
                                     4            5,779         35,108          60      40,947        2,535
Clinical laboratories:
     Alabama                         1              181          8,601           8       8,790        1,245
     Mississippi                     1              538          3,718          30       4,286          419
                                     -              ---          -----          --       -----          ---
                                     2              719         12,319          38      13,076        1,664
Long-term care facilities:
     Arizona                         1              267          2,607           0       2,874           55
     California                      1            1,362         11,326           0      12,688          980
     Colorado                        3            1,984         20,850           0      22,834          518
     Florida                         1            1,350          8,856           0      10,206          311
     Indiana                         1               96          3,512          32       3,640          527
     Kansas                          1            1,013          6,579           0       7,592          171
     Michigan                        5              193         12,134         183      12,510        1,694
     Tennessee                       3              228         12,814           0      13,042          121
     Texas                           2            1,881         17,670           0      19,551          434
                                     -            -----         ------           -      ------          ---
                                    18            8,374         96,348         215     104,937        4,811
 Medical office buildings:
     Texas                           1              166          1,810           0       1,976          156
     Virginia                        4            1,927         11,774         127      13,828          631
                                     -            -----         ------         ---      ------          ---
                                     5            2,093         13,584         127      15,804          787
Physician clinics:
     Florida                         3            3,559         15,514          51      19,124        1,857
     Georgia                         1              586          2,087           0       2,673          203
     Texas                           2            1,654         10,931         385      12,970        1,478
     California                      1              393            332           0         725           22
     Virginia                        6              621          2,977           0       3,598           89
                                     -              ---          -----           -       -----           --
                                    13            6,813         31,841         436      39,090        3,649
                                    --            -----         ------         ---      ------        -----
Corporate property                                    0              0       3,256       3,256        1,194
Third Party Developments                              0            451           0         451            0
                                                      -            ---           -         ---            -
Total property                      87           58,424        442,783       4,492     505,699       34,718
                                    ==           ======        =======       =====     =======       ======

(1) Includes three lessee developments.

                                      (22)

4. NOTES AND BONDS PAYABLE
     Notes and bonds payable at December 31, 1997 and 1996 consisted of the following (in thousands):

                                                December 31,
                                         1997                 1996
                                         ----                 ----
Unsecured notes                      $    90,000      $    90,000
Unsecured credit facility                 11,300           71,900
Serial and term bonds payable                  -            6,719
                                                            -----
                                     $   101,300      $   168,619
                                     ===========      ===========

Unsecured Notes
     On September 18, 1995, the Company privately placed $90.0 million of unsecured notes (the "Unsecured Notes") with 16 institutions. The Unsecured Notes bear interest at 7.41%, payable semiannually, and mature on September 1, 2002. Beginning on September 1, 1998 and on each September 1 through 2002, the Company must repay $18.0 million of principal. The note agreements pursuant to which the Unsecured Notes were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Unsecured Credit Facility
     On December 26, 1996, the Company's $75.0 million unsecured credit facility (the "Unsecured Credit Facility") with four commercial banks was increased to $100.0 million and extended to December 30, 1999. At the option of the Company, borrowings bear interest at one of the banks' base rate or LIBOR plus 1.125%. In addition, the Company pays a commitment fee of .225 of 1% per annum on the unused portion of funds available for borrowings under the Unsecured Credit Facility. The Unsecured Credit Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements. At December 31, 1997, the Company had available borrowing capacity of $88.7 million under the Unsecured Credit Facility.

Serial and Term Bonds Payable
     In conjunction with the acquisition of certain facilities, the Company assumed serial and term bonds payable, totaling $7.2 million. These bonds payable were repaid or defeased during 1996 and 1997. The Company placed funds in an irrevocable trust to defease $2.9 million of serial and term bonds, which paid interest semi-annually at interest rates ranging from 6.9% to 8.1%. The resulting loss from the defeasance was not material.

Other Long-Term Debt Information
     During the years ended December 31, 1997, 1996 and 1995, interest paid totaled $9.0 million, $8.4 million and $3.9 million, and capitalized interest totaled $0.7 million, $2.2 million and $0.9 million, respectively.

5. NON-CASH ACQUISITIONS OF REAL ESTATE

     During November 1996, the Company acquired ten properties, in exchange for an aggregate of 687,692 shares of the Company's common stock (valued at $16.1 million) and the assumption of $20.6 million of notes payable, $4.1 million of bonds payable and $3.0 million of accounts payable and accrued liabilities, and incurred $0.5 million in acquisition costs. In addition to the properties, representing an aggregate investment of $44.1 million, the Company acquired $0.2 million of other assets. The Company has repaid the notes and bonds payable assumed in the acquisition.



6. SECONDARY OFFERING

     Effective February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the "Secondary Offering") under its currently effective registration statement pertaining to $250.0 million of equity securities, debt securities and warrants. The Company received $133.4 million in net proceeds. Promptly thereafter, the net proceeds were used, in part, to extinguish all $71.9 million of indebtedness outstanding under the Unsecured Credit Facility, and to repay or defease secured indebtedness in the total amount of $6.7 million. Remaining proceeds of the Secondary Offering of approximately $57.2 million have been invested in additional property acquisitions, build-to-suit property development and for general corporate purposes.

                                      (23)

7. BENEFIT PLANS

Executive Retirement Plan
     The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executive's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the executive.

Retirement Plan for Outside Directors
     The Company has a retirement plan for outside directors which upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

Retirement Plan Information
     Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the three years in the period ended December 31, 1997 is comprised of the following (in thousands):

                        1997         1996         1995
                        ----         ----         ----
Service cost         $    218      $   201      $   368
Interest cost              73           59           40
Other                     (10)         (21)        (219)
                          ---          ---         ----
                     $    281      $   239      $   189
                     ========      =======      =======

     The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 1997 and 1996 (in thousands).

                                                       1997              1996
                                                       ----              ----
Actuarial present value of benefit obligations:
   Vested                                           $       -        $      -
   Accumulated                                      $     997        $    620
                                                    =========        ========
Actual present value of projected benefit
   obligations for services rendered to date        $   1,213             744
Unrecognized net gain                                      90             278
                                                           --             ---
Net pension liability in accrued liabilities        $   1,303        $  1,022
                                                    =========        ========

     Accounting for the Executive Retirement Plan for the years ended December 31, 1997 and 1996 assumes discount rates of 7.6% and 8.5%, respectively, and compensation increase rates of 2.7% and 2.7%, respectively. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 7.6% and 9%, respectively.

8. STOCK PLANS AND WARRANTS

1993 Employees Stock Incentive Plan
     The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock, (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 1997 and 1996, the Company had a total of 1,073,735 and 812,364 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 1997 and 1996, the Company had issued a total of 372,710 and 230,044, and had specifically reserved, but not issued, a total of 141,668 and 283,334 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The issue of Reserved Stock to eligible employees is contingent upon the achievement of specific performance criteria. The Reserved Stock awards are subject to fixed vesting periods varying from four to twelve years beginning on the

                                      (24)
date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Reserved Stock has been issued, the employee has the right to receive dividends and the right to vote the shares. For 1997 and 1996, compensation expense resulting from the amortization of the value of these shares was $0.6 million and $0.3 million, respectively.

Non-Employee Directors' Stock Plans
     Prior to May 1995, the Company was authorized to issue stock options for up to 2% of its outstanding shares of common stock under the 1993 Outside Directors Stock Incentive Plan (the "1993 Director Plan"). During 1996 the Company canceled all unexercised options granted pursuant to the 1993 Director Plan.
Effective May 1995, the Company enacted the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"). The Directors' stock vests in each Director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the Director's service, at no cost to the Company. As of December 31, 1997 and 1996, the Company had a total of 96,850 and 97,900 shares under the 1995 Directors' Plan authorized, respectively, that had not been issued. As of December 31, 1997 and 1996, the Company had issued a total of 12,423 and 11,373 shares, respectively, pursuant to the Non-Employee Directors' Stock Plans. For 1997 and 1996, compensation expense resulting from the amortization of the value of these shares was $79,345 and $70,672 respectively.

1995 Employee Stock Purchase Plan
     Effective May 1995, the Company adopted an Employee Stock Purchase Plan (the "Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock (the "Employee Purchase Plan Shares"). As of December 31, 1997 and 1996, the Company had a total of 883,664 and 918,795 shares authorized under the Employee Purchase Plan, respectively, that had not been issued or optioned. Under the Employee Purchase Plan, each eligible employee as of May 1995 and each subsequent January 1 has been or shall be granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"), but at not less than book value per share as of the December 31 immediately preceding the date of grant. The number of shares subject to each year's option becomes fixed on the date of grant. Eligible employees include those employees who were employed by the Company or a subsidiary on a full-time basis as of May 1995 and those employees with six months of service who are so employed by the Company or subsidiary as of each subsequent January 1. Options granted under the Employee Purchase Plan expire if not exercised 27 months after each such option's date of grant.

     A summary of Employee Purchase Plan activity and related information for the years ended December 31 is as follows:

                                                                       Options
                                                    1997               1996               1995
                                                    ----               ----               ----
Outstanding, beginning of year                       71,073             47,268                -
Granted                                              69,930             47,564           47,268
Exercised                                           (40,631)           (10,132)               -
Forfeited                                           (23,723)           (13,627)               -
Expired                                             (11,076)                 -                -
                                                    -------

Outstanding and exercisable at end of year           65,573             71,073           47,268

Weighted-average fair value of
options granted during the year
(calculated as of the grant date)                $     3.12         $     2.70        $    2.56

Weighted-average exercise price of
options exercised during the year                $    19.48         $    18.59                -

Weighted-average exercise price of
options outstanding (calculated as
of December 31)                                  $    21.58         $    19.09        $   18.46

Range of exercise prices of options
outstanding (calculated as of December 31)       $19.71- $22.47     $18.46-$19.71     $   18.46
Weighted-average contractual life of
outstanding options (calculated as of
December 31, in years)                                  0.9                0.9              1.6

                                      (25)

     The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1997, 1996 and 1995; risk-free interest rates of 6.00%, 6.30% and 6.30%; a dividend yield of 8.02%, 8.60% and 8.90%; a volatility factor of the expected market price of the Company's Common Stock of .096, .121 and .121; and an expected life of the option of 1.13 years, respectively. The Company has determined that the pro forma effect on net income and earnings per share for the three years in the period ended December 31, 1997 of adopting Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" is not material.

Other
     In 1993, the Company issued warrants to purchase up to 188,712 shares of common stock (the "Warrants"). The Warrants are exercisable for a period of four years commencing July 1, 1994 at a price of $19.50 per share, the then current fair market value, subject to adjustment under applicable antidilution provisions. The holders of the Warrants have the right to require the Company to include the common stock underlying such Warrants in any registration statement filed by the Company at the Company's expense. At December 31, 1997 and 1996, the Company had a total of 162,712and 188,712 shares, respectively, eligible for purchase pursuant to the Warrants. As of December 31, 1997 and 1996, the Company had issued a total of 7,673 and zero shares, respectively, and had cancelled 18,327 and zero shares, respectively, pursuant to the Warrants.

     At December 31, 1997 and 1996, the Company had reserved 2,216,961 and 2,017,771 shares, respectively, for future issuance.

9. NET INCOME PER SHARE

     The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 1997.

                                                            Year              Year                Year
                                                           Ended              Ended              Ended
                                                       Dec. 31, 1997      Dec. 31, 1996      Dec. 31, 1995
                                                       -------------      -------------      -------------
Basic EPS
---------
Average Shares Outstanding                                 18,605,876        13,254,233       12,967,132
Actual Restricted Stock Shares                               (383,633)         (239,947)         (36,050)
                                                              --------          --------         -------
Denominator                                                18,222,243        13,014,286       12,931,082
                                                           ==========        ==========       ==========
Numerator                                                 $31,212,289       $19,731,623      $18,257,616
                                                          ===========       ===========      ===========
Per share amount                                                $1.71             $1.52            $1.41
                                                                =====             =====            =====


Diluted EPS
-----------
Denominator for Basic EPS                                  18,222,243        13,014,286       12,931,082
         Restricted Shares - Treasury                         276,890           205,097           23,772
         Dilution For Employee Stock Purchase Plan             25,032            13,981            2,447
         Dilution For Warrants                                 48,327            27,927           13,025
                                                               ------            ------           ------
Denominator                                                18,572,492        13,261,291       12,970,326
                                                           ==========        ==========       ==========
Numerator                                                 $31,212,289       $19,731,623      $18,257,616
                                                          ===========       ===========      ===========
Per share amount                                                $1.68             $1.49            $1.41
                                                                =====             =====            =====

10. COMMITMENTS

     At December 31, 1997, the Company, in the normal course of business, had received a fully executed letter of intent to purchase 4 properties for approximately $7.4 million. In addition, as of December 31, 1997, the Company had a net investment of approximately $19.2 million for three lessee developments and one expansion of an existing property in progress with a total remaining funding commitment of approximately $19.3 million.

                                      (26)

11. OTHER DATA

Funds From Operations (Unaudited)
     Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation from real estate assets. NAREIT encourages REITs to make reporting changes consistent with the 1995 NAREIT White Paper on Funds from Operations no later than fiscal year 1996. Beginning with the first quarter 1996 operations, the Company's policy has been to report funds from operations calculated on the NAREIT 1995 White Paper while providing supplemental information based upon previous methodology. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

                                                                              (Dollars in thousands)
                                                                Year Ended Dec. 31, 1997       Year Ended Dec. 31, 1996
                                                                      (Unaudited)                     (Unaudited)
                                                                  NAREIT                          NAREIT
                                                               White Paper      Previous       White Paper     Previous
                                                               As Reported     Methodology     As Reported    Methodology
                                                               -----------     -----------     -----------    -----------
Net Income  (1)                                                  $31,212         $31,212         $19,732         $19,732

     Non-recurring items  (4)                                        112             112               -               -

     Gain or loss on dispositions                                      -               -               -               -

     Straight line rents                                               -               -               -               -

ADD:
     Depreciation
                 Real estate                                      11,013          11,012           8,304           8,305
                 Office F,F&E                                          0             255               0             168
                 Leasehold improvements                                0             120               0             140
                 Other non-revenue producing assets                    0              82               0              38
                                                                       -              --               -              --
                                                                  11,013          11,469           8,304           8,651
                                                                  ------          ------           -----           -----
     Amortization
                 Acquired property  contracts (2)                      0             194               0             338
                 Other non-revenue producing assets                    0             131               0               0
                 Organization costs                                    0               7               0               7
                                                                       -               -               -               -
                                                                       0             332               0             345
                                                                       -             ---               -             ---

     Deferred financing costs (3)                                      0             273               0         359,744
                              --                                       -             ---               -         -------
     Total Adjustments                                            11,125          12,186           8,304           9,356
                                                                  ------          ------           -----           -----
Funds From Operations                                            $42,337         $43,398         $28,036         $29,088
                                                                 =======         =======         =======         =======
Shares Outstanding - Basic                                    18,222,243      18,222,243      13,014,286      13,014,286
                                                              ==========      ==========      ==========      ==========
Shares Outstanding - Diluted                                  18,572,492      18,572,492      13,261,291      13,261,291
                                                              ==========      ==========      ==========      ==========
Funds From Operations Per Share - Basic                            $2.32           $2.38           $2.15           $2.24
                                                                   =====           =====           =====           =====
Funds From Operations Per Share - Diluted                          $2.28           $2.34           $2.11           $2.19
                                                                   =====           =====           =====           =====

(1)  1997  and  1996  amounts   include  $0.6  million  and  $0.4  million,
     respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.
(2) Amortization of the acquisition cost of revenue producing property management contracts.
(3) Amortization of deferred financing costs is reported as part of interest expense on the income statement.
(4)  Represents a loss from a debt restructuring.

                                      (27)

Return of Capital
     Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 1997, 1996 and 1995, dividends paid per share were $1.99, $1.91 and $1.83, respectively, which consisted of ordinary income per share of $1.72, $1.65 and $1.42 and return of capital per share of $0.27, $.26 and $.41, respectively.



12. FAIR VALUE OF FINANCIAL INSTRUMENTS

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


13. SUBSEQUENT EVENTS

     On January, 1998, the Company declared an increase in its quarterly dividend from $.505 per share ($2.02 annualized) to $.51 per share ($2.04 annualized) payable on February 16, 1998 to shareholders of record on February 4, 1998.

     In February 1998, the Company participated in two unit investment trust offerings and sold an aggregate of 1,224,026 shares of its common stock. The Company received an aggregate of $33.3 million in net proceeds from these transactions. The proceeds of these unit investment trust offerings were applied to fully pay the outstanding borrowings under the Unsecured Credit Facility, leaving approximately $10.0 million for acquisitions, development and general corporate uses.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial information for the years ended December 31, 1997 and 1996 is summarized below:

                                                                         Quarter Ended
                                                  March 31        June 30     September 30    December 31
                                                  --------        -------     ------------    -----------
                                                           (In thousands, except per share data)

1997
Total revenue                                  $   12,842      $   14,265     $    15,865     $    16,824
Net income                                     $    6,339      $    8,170     $     8,328     $     8,375
Funds from operations                          $    9,056      $   10,873     $    11,122     $    11,286
Net income per share - Basic                   $     0.39      $     0.43     $      0.44     $      0.44
Net income per share - Diluted                 $     0.38      $     0.42     $      0.43     $      0.44
Funds from operations per share - Basic        $     0.56      $     0.58     $      0.59     $       0.6
Funds from operations per share - Diluted      $     0.55      $     0.57     $      0.58     $      0.59

1996
Total revenue                                  $    8,983      $    9,136     $     9,509     $    10,946
Net income                                     $    4,758      $    4,952     $     4,914     $     5,108
Funds from operations                          $    6,736      $    6,930     $     6,937     $     7,434
Net income per share - Basic                   $     0.37      $     0.38     $      0.38     $      0.38
Net income per share - Diluted                 $     0.36      $     0.38     $      0.37     $      0.38
Funds from operations per share - Basic        $     0.52      $     0.54     $      0.54     $      0.56
Funds from operations per share - Diluted      $     0.51      $     0.52     $      0.53     $      0.55

                                      (28)

Common Stock
     Healthcare Realty Trust Incorporated common stock is traded on The New York Stock Exchange under the symbol HR. As of March 11, 1998, there were approximately 1,109 shareholders of record. The following table shows, for the fiscal periods indicated, the quarterly range of high and low closing sales prices of the common stock.

                       High       Low
                       ----       ---
1997
   First Quarter    $ 29.125  $ 26.000
   Second Quarter     27.875    25.500
   Third Quarter      29.000    27.375
   Fourth Quarter     29.875    27.813
1996
   First Quarter    $ 23.125  $ 20.875
   Second Quarter     23.750    21.500
   Third Quarter      24.125    21.500
   Fourth Quarter     26.875    23.000
1995
   First Quarter    $ 21.000  $ 19.000
   Second Quarter     20.500    18.500
   Third Quarter      20.750    19.375
   Fourth Quarter     23.000    20.000
1994
   First Quarter    $ 22.500  $ 19.375
   Second Quarter     21.375    19.500
   Third Quarter      22.125    19.875
   Fourth Quarter     21.125    19.375

     Annual Shareholders Meeting The annual meeting of shareholders will be held on May 11, 1998, at 10:00 a.m. at the Cumberland Club, 511 Union Street, Nashville, Tennessee.

                                      (30)