Form 10-K, Exhibit 13
period 1998-12-31
HEALTHCARE REALTY TRUST INC
filed 1999-04-01
CIK 899749

Selected Financial
                                  Information

     The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                              Years Ended December 31,
                                                                              ------------------------
                                                          1998 (2)        1997         1996           1995           1994
                                                          --------        ----         ----           ----           ----
Statement of Income Data:
         Total revenues                                 $   93,104    $   59,796    $    38,574    $   33,361     $   24,226
         Interest expense                               $   13,057    $    7,969    $     7,344    $    5,083     $    1,116
         Net income                                     $   40,479    $   31,212    $    19,732    $   18,258     $   15,716
         Net income per share - Basic                   $     1.66    $     1.71    $      1.52    $     1.41     $     1.33
         Net income per share - Diluted                 $     1.63    $     1.68    $      1.49    $     1.41     $     1.33
         Weighted average shares outstanding - Basic    24,043,942    18,222,243     13,014,286    12,931,082     11,806,864
         Weighted average shares outstanding - Diluted  24,524,600    18,572,492     13,261,291    12,970,326     18,859,714

Balance Sheet Data (as of the end of the period):
         Real estate properties, net                    $1,337,439    $  466,273    $   416,034    $  318,480     $  280,767
         Total Assets                                   $1,615,423    $  488,514    $   427,505    $  336,778     $  283,190
         Notes and bonds payable                        $  559,924    $  101,300    $   168,618    $   92,970     $   40,375
         Total stockholders' equity                     $1,017,704    $  376,472    $   245,964    $  234,448     $  236,340

Other Data:
         Funds from operations - Basic (1)              $   59,667    $   42,337    $    28,036    $   25,490     $   20,919
         Funds from operations - Diluted (1)            $   59,731    $   42,337    $    28,036    $   25,490     $   20,919
         Funds from operations per share - Basic (1)    $     2.48    $     2.32    $      2.15    $     1.97     $     1.77
         Funds from operations per share - Diluted (1)  $     2.44    $     2.28    $      2.11    $     1.97     $     1.76
         Dividends declared and paid per share          $     2.07    $     1.99    $      1.91    $     1.83     $     1.75

(1)      See Note 12 to Consolidated Financial Statements.
(2)      See Note 2 to Consolidated Financial Statements.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Overview
     The Company operates under the Internal Revenue Code of 1986, as amended (the "Code"), as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, managing, and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. Management believes that by providing related real estate services, it can differentiate the Company's competitive market position, expand its asset base and increase revenue.

     Substantially all of the Company's revenues are derived from rentals on its healthcare real estate property facilities, interest earned on mortgage loans and from the temporary investment of funds in short-term instruments and from management and development services. Leases and other financial support arrangements with respect to the Company's healthcare real estate facilities generally ensure that increased costs and expenses incurred with respect to the operation of the facilities will be borne by tenants and healthcare providers related to the facilities. The Company incurs operating and administrative expenses, principally compensation expense for its officers and other employees, office rental and related occupancy costs and various expenses incurred in the process of acquiring additional properties.

Results of Operations
1998 Compared to 1997

     On October 15,  1998,  the  Company  acquired  by merger  Capstone  Capital
Corporation ("Capstone"). The purchase price is summarized as follows (in thousands):

         Common stock                             $        532,554
         Preferred stock                                    72,052
         Cash and cash equivalents                           8,330
         Liabilities assumed                               424,897
                                                           -------
         Total Purchase Price                     $      1,037,833
                                                  ================

         The assets acquired in the Capstone
          merger are summarized as follows
          (in thousands):

         Real estate properties                   $        804,178
         Mortgage notes receivable                         211,590
         Cash and cash equivalents                          13,767
         Other assets                                        8,298
                                                             -----
         Total Assets Acquired                    $      1,037,833
                                                  ================

     The results of operations of the Company were significantly impacted by the Capstone merger. For the year ended December 31, 1998, net income increased $12.3 million due to the Capstone merger. As a result of this transaction, the Company acquired 111 properties and 75 mortgages for a fair value of $804.2 million and $211.6 million, respectively. These investments resulted in additional master lease, straight line rent and property operating income, net of operating expenses, for the year of $14.5 million, as well as, additional interest and other income of $4.1 million, additional interest expense of $2.0 million under the unsecured credit facility and depreciation and amortization expense of $2.9 million. The Company also assumed Capstone's 6.55% and 10.5% convertible subordinated debentures and notes payable, with interest rates ranging from 7.625% to 9.0%, with a collective fair value of $138.0 million which resulted in interest expense of $1.4 million for the period October 15, 1998 through December 31, 1998.

     For the year ended December 31, 1998, net income was $40.5 million, or $1.66 per basic share of common stock ($1.63 per diluted share), on total revenues of $93.1 million compared to net income of $31.2 million, or $1.71 per basic share of common stock

($1.68 per diluted share), on total revenues of $59.8 million, for the year ended December 31, 1997. Funds from operations ("FFO") was $59.7 million, or $2.48 per basic share ($2.44 per diluted share), for the year ended December 31, 1998 compared to $42.3 million, or $2.32 per basic share ($2.28 per diluted share), in 1997.

(Dollars in thousands)                           1998               1997
                                                 ----               ----
Revenues
         Master lease rental income          $   48,777        $   40,298
         Property operating income               35,269            14,631
                                                 ------            ------
         Total rental income                     84,046            54,929
         Management fees                          2,056             1,499
         Interest and other income                7,002             3,368
                                                  -----             -----
                                                 93,104            59,796

Expenses
         General and administrative              11,126             3,807
         Property operating expenses             11,978             5,008
         Interest                                13,057             7,969
         Depreciation                            15,965            11,468
         Amortization                               499               332
                                                    ---               ---
                                                 52,625            28,584
                                                 ------            ------
         Net Income                          $   40,479        $   31,212
                                             ==========        ==========

     Total revenues for the year ended December 31, 1998 compared to the year ended December 31, 1997, increased $33.3 million or 55.7%. Excluding the impact of the Capstone merger, which is discussed above, total revenues for the year ended December 31, 1998 compared to the year ended December 31, 1997, increased $13.5 million. This increase is primarily due to increases in master lease rental income and property operating income. During 1998, the Company acquired nine properties and two properties under construction were completed and began operations. Certain leases acquired from Capstone contain escalating rental rates over the life of the leases, however, rental income is recognized as earned on a straight line basis over the life of the lease. Therefore, $1.3 million of accrued straight line rental income is included in master lease rental income.
     Third party property management fees for the year ended December 31, 1998, compared to the year ended December 31, 1997, increased $0.6 million or 37.2%, due primarily to the addition of over 60 buildings with approximately 2.6 million square feet under property management.
     Interest and other income for the year ended December 31, 1998 was $7.0 million compared to $3.4 million for the year ended December 31, 1997. Excluding the effect of the Capstone merger, interest and other income decreased $0.2 million from the year ending December 31, 1997 to the year ending December 31, 1998. During the first quarter of 1997, the Company completed a secondary offering and maintained a higher than normal average cash and short-term investment balance.
     Total expenses for the year ended December 31, 1998 were $52.6 million compared to $28.6 million for the year ended December 31, 1997, an increase of $24.0 million or 84.1%. General and administrative expenses increased $7.3 million. $6.3 million of this increase represents the write-off of certain capitalized software costs, leasehold improvements, organization and other deferred costs which were deemed to have no continuing value and incremental internal costs incurred in conjunction with the Capstone merger. The remaining $1.0 million increase is primarily due to the increased number of employees for property management, development, and other service-based activities.
     Property operating expenses for the year ended December 31, 1998 compared to the year ended December 31, 1997 increased $7.0 million. Property operating expenses rose during 1998 for the same reasons property operating income increased.
     Interest expense for the year ended December 31, 1998 compared to the year ended December 31, 1997 increased $5.1 million. At the time of the Capstone merger, the Company repaid the outstanding balances under both Capstone's and the Company's own unsecured credit facilities and entered into a $265.0 million unsecured credit facility and a $200.0 million unsecured term loan. During the year ended December 31, 1997, the Company had an average outstanding balance under its unsecured credit facility of $18.1 million compared to an average outstanding balance under its unsecured credit facility and term loan during the year ended December 31, 1998 of $82.3 million. In addition, Capstone's subordinated convertible debentures and notes payable were assumed by the Company in the merger and capitalized interest increased $0.7 million from 1997 to 1998.
     Depreciation expense increased $4.5 million due to the significant increase during 1998 in depreciable properties. Excluding the effect of the Capstone merger, depreciation expense increased $1.6 million. This increase primarily resulted from the acquisition of nine properties during 1998 and the completion in 1998 of two properties under construction at December 31, 1997.

1997 Compared to 1996

     For the year ended December 31, 1997, net income was $31.2 million, or $1.71 per basic share of common stock ($1.68 per diluted share), on total revenues of $59.8 million compared to net income of $19.7 million, or $1.52 per basic share of common stock ($1.49 per diluted share), on total revenues of $38.6 million, for the year ended December 31, 1996. FFO was $42.3 million, or $2.32 per basic share ($2.28 per diluted share), for the year ended December 31, 1997 compared to $28.0 million, or $2.15 per basic share ($2.11 per diluted share), in 1996.

(Dollars in thousands)                           1997               1996
                                                 ----               ----
Revenues
         Master lease rental income          $   40,298        $   35,329
         Property operating income               14,631             1,338
                                                 ------             -----
         Total rental income                     54,929            36,667
         Management fees                          1,499             1,111
         Interest and other income                3,368               796
                                                  -----               ---
                                                 59,796            38,574
                                                 ------            ------

Expenses
         General and administrative               3,807             2,233
         Property operating expenses              5,008               269
         Interest                                 7,969             7,344
         Depreciation                            11,468             8,652
         Amortization                               332               344
                                                    ---               ---
                                                 28,584            18,842
                                                 ------            ------
         Net Income                          $   31,212        $   19,732
                                             ==========        ==========


     Total revenues for the year ended December 31, 1997 compared to the year ended December 31, 1996, increased $21.2 million or 55%. The increase is primarily due to master lease rental income and property operating income from 18 properties acquired and two developments completed during the latter part of the fourth quarter of 1996 and the year ended December 31, 1997, representing an investment of approximately $102.3 million. Third party property management fees for the year ended December 31, 1997, compared to the year ended December 31, 1996, increased $0.4 million or 35%, due to the net effect of adding third party management contracts in Florida and Virginia and converting six master leased properties (accounted for as third party management) to Company owned and managed properties. Interest and other income for the year ended December 31, 1997 was $3.4 million compared to $0.8 million for the year ended December 31, 1996. During the first quarter of 1997, the Company completed a secondary offering and maintained an average cash and short-term investment balance of $26.1 million during the year ended December 31, 1997 compared to a $2.2 million average cash balance during the year ended December 31, 1996.
     Total expenses for the year ended December 31, 1997 were $28.6 million compared to $18.8 million for the year ended December 31, 1996, an increase of $9.8 million or 52%. General and administrative expenses increased $1.6 million, primarily due to an increase in payroll associated with the large increase in property management and other service-based activities. Property operating expenses for the year ended December 31, 1997, compared to the year ended December 31, 1996 increased $4.7 million due to the conversion from master leased or acquisition of 19 Company owned and managed properties during the latter part of the fourth quarter of 1996 and the year ended December 31, 1997. Interest expense for the year ended December 31, 1997, compared to the year ended December 31, 1996, increased $0.6 million due to the net effect of a decrease in average outstanding debt balance and a decrease in average construction in progress, which reduced capitalized interest by approximately $1.4 million. Depreciation expense increased $2.8 million due to the acquisition of 18 properties and completion of two properties discussed in the preceding paragraph.

Liquidity and Capital Resources
     On October 15, 1998, at the time of the Capstone merger, the Company repaid the outstanding balances under both Capstone's and the Company's own unsecured credit facilities and entered into a $265.0 million unsecured credit facility (the "Unsecured Credit Facility") with ten commercial banks. The Unsecured Credit Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. In addition, the Company will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. At December 31, 1998, the Company had available borrowing capacity of $94.0 million under the Unsecured Credit Facility.
     At the time of the Capstone merger, the Company entered into a $200.0 million unsecured term loan (the "Term Loan Facility") with NationsBank. The Term Loan Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on April 16, 1999. The Company intends to exercise the option to extend the maturity date for an additional six month period in consideration of an extension payment of .30 of 1%. Since the Capstone merger, the Company has received proceeds from the sale of assets and from mortgage prepayments of approximately $29.0 million and reduced the unpaid balance of the Term Loan Facility to approximately $171.0 million. The Company expects that the Term Loan Facility will be repaid by internally generated cash flow, proceeds from the sale of additional assets, and proceeds from additional prepayments of mortgage notes receivable. If such sources of funds are insufficient to repay the Term Loan Facility in full, any unpaid balance is expected to be refinanced.
     In 1995, the Company privately placed $90.0 million of unsecured notes (the "Unsecured Notes") bearing interest at 7.41%, payable semi-annually ($5.0 million for 1999), and mature on September 1, 2002. The Company must repay $18.0 million of principal annually. At December 31, 1998, $72.0 million was outstanding under the Unsecured Notes.
     The Company assumed in the Capstone merger 10.5% Convertible Subordinated Debentures and 6.55% Convertible Subordinated Debentures having an aggregate principal balance of $78.3 million. In 1999 the Company will pay $5.3 million of interest on these subordinated debentures.
     In 1998, the Company sold an aggregate of 1.4 million shares of its common stock. The Company received an aggregate of $37.1 million in net proceeds from these transactions. The proceeds were used to repay debt and were also used for acquisitions, developments and general corporate purposes.
     As of March 1, 1999 the Company can issue an aggregate of approximately $106.4 million of securities remaining under currently effective registration statements. Due to the current market price of the Company's stock, the Company does not presently plan to offer securities under such registration statements. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.
     The Company generated net cash from operations in 1998 of $23.5 million, a decrease of $16.9 million from 1997 and $5.9 million from 1996. The decrease from 1997 results primarily from the payment of accounts payable and accrued liabilities assumed in the Capstone merger. Other significant sources and uses of cash for investing and financing activities are set forth in the Statement of Cash Flows in the Consolidated Financial Statements.
     In October 1998, the Company purchased an ancillary hospital facility in Lititz, Pennsylvania for approximately $4.2 million from proceeds under the Unsecured Credit Facility.

     As of December 31, 1998, the Company had an investment of approximately $72.2 million in 13 build-to-suit developments in progress, which have a total remaining funding commitment of approximately $34.7 million. The Company also had 21 mortgages under development at December 31, 1998, which have a total remaining funding commitment of approximately $28.2 million. The Company intends to fund those commitments with funds available from operations and proceeds from the Unsecured Credit Facility.
     At December 31, 1998, the Company had stockholders' equity of $1.0 billion. The debt to total capitalization ratio was approximately .365 to 1 at March 1, 1999.
     On January 26, 1999, the Company declared an increase in its quarterly common stock dividend from $0.525 per share ($2.10 annualized) to $0.53 per share ($2.12 annualized) payable to stockholders of record on February 5, 1999. This dividend was paid on February 16, 1999. The Company presently plans to continue to pay its quarterly common stock dividends, with increases consistent with its current practice. In the event that the Company cannot make additional investments in 1999 because of an inability to obtain new capital by issuing equity and debt securities, the Company will continue to be able to pay its common stock dividends in a manner consistent with its current practice. Should access to new capital not be available, the Company is uncertain of its ability to increase its quarterly common stock dividends.
     During 1999, the Company will pay quarterly dividends on its 8 7/8% Series A Cumulative Preferred Stock in the annualized amount of $2.22 per share.
     Under the terms of the leases and other financial support agreements relating to most of the properties, tenants or healthcare providers are
generally   responsible  for  operating  expenses  and  taxes  relating  to  the properties. As a result of these arrangements, with limited exceptions not material to the performance of the Company, the Company does not believe that it will be responsible for any major expenses in connection with the properties during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the lease or financial support agreement, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.
     The Company plans to continue to meet its liquidity needs, including funding additional investments in 1999, paying its quarterly dividends (with increases consistent with its current practices) and funding the debt service on the 10.50% Convertible Subordinated Debentures, the 6.55% Convertible Subordinated Debentures, the Unsecured Credit Facility, the Term Loan Facility, and the Unsecured Notes from its operating revenues, the proceeds of mortgage loan repayments, sales of real estate investments and mortgage notes receivable, and debt market financings. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company, however, cannot be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

Impact of Inflation
     Inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing the gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from three to 20 years, further reducing the risk of any adverse effects of inflation to the Company. The Unsecured Credit Facility bears interest at a variable rate; therefore, the amount of interest payable under the Unsecured Credit Facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation.

 Real Estate Investment Trust Tax Proposals
     The Clinton Administration's Fiscal Year 2000 Budget proposal includes three provisions of interest to REITs in general, two of which potentially affect the Company. These provisions (i) modify the structure of businesses which are indirectly conducted by the Company and could limit or negatively affect the Company's future ability to engage indirectly in certain business activities that cannot be conducted directly by the Company; and (ii) repeal tax-free conversion of large C corporations to S corporations, which would effectively tax the built-in gains of C corporations prospectively electing tax-free reorganizations, thus affecting an acquisition format employed by the Company in the past. The President's Budget proposal includes numerous other revenue provisions, none of which would materially impact the Company in the event of their adoption. The last action on the President's Year 2000 Budget proposal was the release by the Joint Committee on Taxation's "Description of Revenue Provisions Contained in the President's Fiscal Year 2000 Budget Proposal" on February 22, 1999. Congress has yet to debate the broader implications of the President's Year 2000 Budget proposals, so there is no way to predict the outcome of these proposals or the eventual economic effect of these proposals on the Company if these proposals are enacted.

Year 2000 Issue
     The Year 2000 ("Y2K") issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. The Y2K issue relating to the Company's corporate information technology systems, including applications employed with respect to the real estate investments of the Company, could have a material impact on the operations of the Company if compliance is not completed in a timely manner. The Company's plan to resolve the Y2K issue involves four phases: assessment, remediation, testing, and implementation.

Status of Y2K Issue Relating to the Company's Information Technology Systems
     Based on the Company's completed assessment of its own software and hardware relating to the Company's corporate information technology systems, the Company determined that it is necessary to modify or replace certain portions of its software and hardware so that those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that, with actual and planned modifications or replacements of existing software and certain hardware, material damage to the Company resulting from the Y2K issue relating to the Company's corporate information technology systems will be fully mitigated by March 31, 1999. The Y2K issue could have a material impact on the operations of the Company if such modifications and replacements are not properly made or are not completed timely. The Company does not expect to incur costs of more than $50,000 in this effort.
     In the ordinary course of events, the Company has purchased new file servers and replaced many older desktop microcomputers with new equipment, all of which are certified to be Y2K compliant by the manufacturers. Additionally, "patches" are available from the manufacturers that will bring certain equipment into compliance, and will be installed in desktop systems as necessary. Two non-compliant file servers currently used for data storage are scheduled to be replaced by March 31, 1999.
     The Company's assessment of computer operating systems and software indicated that the Company's significant information systems programs should not require remediation. Accordingly, the Company does not believe that the Y2K presents a material exposure as it relates to the Company's services. The Company requested, and has subsequently received, certification from all of its significant software and operating systems vendors that the versions of their products currently installed are fully Y2K compliant.
     The Company has yet to complete Y2K testing of its information systems, operating systems and other software. However, the Company expects that it will be completed in 1999. While the Company does not anticipate that testing will disprove its vendors' certifications of compliance, remediation of any systems or software that signal potential Y2K problems will begin immediately upon discovery. The Company will utilize both internal and external resources to reprogram or replace, test, and implement the software and operating equipment for Y2K modifications.

Y2K Issue Compliance of Vendors and Clients
     The Company has questioned its significant suppliers and clients as to their respective responses to the Y2K issue. To date, the Company is not aware of any suppliers or clients with a Y2K issue that would materially impact the Company's results of operations, liquidity, or capital resources; however, the Company has no means of ensuring that those parties will in fact be Y2K compliant. The Company has not received responses from all of its inquiries and has renewed its solicitation for written disclosures in compliance with the Year 2000 Information and Readiness Disclosure Act. The inability of suppliers and clients to complete their Y2K resolution process in a timely fashion could materially impact the Company. The Company cannot presently determine the effect of non-compliance by the Company's suppliers and clients.
     While the Company does have ongoing relationships with third-party payors, suppliers, vendors, and others, it has no systems that interface directly with third party vendors other than its accounts with financial institutions and the Compan's payroll system interfaces directly with a vendor. The Company is in the process of working with these institutions and its payroll vendor to ensure that the Company's systems that interface directly with them are Y2K compliant by December 31, 1999.
     The Company will also have Y2K issue exposure in non-information technology applications with respect to its real estate investments. Computer technology employed in elevators, security systems, electrical systems and similar applications involved in the operations of real estate properties may cause interruptions of services with respect to those properties on and after January 1, 2000. The terms of agreements in place with respect to the bulk of the real estate investments held by the Company impose the economic cost of compliance upon third party lessees and mortgagees; consequently, the costs to the Company for Y2K remediation should not be material. The Company is in the process of inquiring and assessing responses of those third parties as to their respective Y2K issue readiness and will require that those third parties undertake the necessary actions to ensure Y2K compliance of the properties.
     Finally, the Y2K issue may affect the greater business environment in which the Company operates. Due to the general uncertainty surrounding the Y2K readiness of third parties, including federal and state governments, the effect of the Y2K issue on the Company's lessees and mortgagees, as well as the Company itself cannot be gauged. For example, the General Accounting Office has reported that the systems employed in managing Medicare reimbursements is not likely to be Y2K compliant in time to ensure the delivery of uninterrupted benefits and services. Delay in reimbursements could negatively affect the Company's lessees and mortgagees, resulting in a delay in receipt of payments owed to the Company's clients, with the further possibility of delay in payments due by those clients to the Company. Similar consequences could result from the failure of other parties having such an indirect relationship with the Company.
     Management of the Company believes it has an effective program in place to resolve the Y2K issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Y2K program. In the event that the Company does not complete any additional phases, the Company may be unable to collect receipts in a timely manner. In addition, disruptions in the economy generally resulting from Y2K issues could also materially adversely affect the Company. The Company could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The Company cannot reasonably estimate the amount of potential liability and lost revenue at this time. The most reasonable likely worst case Y2K scenario is that business disruption could occur with respect to third-party payors, suppliers, or vendors who fail to become Y2K compliant, and disruptions in the economy generally resulting from Y2K issues could adversely impact the Company.
     The Company has contingency plans for certain critical applications and is working on such plans for other non-critical applications. These contingency plans involve, among other actions, manual workarounds, increasing inventories, and adjusting staffing strategies. The Company plans to maintain an ongoing evaluation of its Y2K compliance readiness and contingent plans throughout 1999.

Market Risk
     The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. The Company has no market risk with respect to derivatives and foreign currency fluctuations. Management uses daily monitoring of market conditions and analytical techniques to manage this risk.
     At December 31, 1998, the fair value of the Company's fixed rate debt approximates its carrying value of $209.7 million. At December 31, 1998, the fixed rate debt assumed in the Capstone merger totaled $137.7 million. This debt was recorded at fair value at the acquisition date of October 15, 1998. Market risk, expressed as the hypothetical increase in fair value resulting from a one percentage point decrease in interest rates, is $7.2 million for aggregate fixed rate debt.
     At December 31, 1998, the fair value of the Company's variable rate debt approximates its carrying value of $350.2 million. By definition, because the interest rate is variable, the carrying amount of variable rate debt will always approximate its fair value. Assuming the $350.2 million carrying value is held constant, the hypothetical increase in interest expense resulting from a one per-centage point increase in interest rates, would be $3.5 million. The interest rate on variable rate debt is based on and variable with European interbank interest rates (LIBOR).
     At December 31, 1998, the fair value of the Company's mortgage notes receivable approximates its carrying value of $228.5 million. These assets, acquired in the Capstone merger, were recorded at fair value at the acquisition date of October 15, 1998. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $10.7 million on the aggregate portfolio of mortgage notes receivable.

Cautionary Language Regarding Forward Looking Statements
     Statements in this Annual Report on Form 10-K that are not historical factual statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements include, among other things, statements regarding the intent, belief or expectations of the Company and its officers and can be identified by the use of terminology such as "may", "will", "expect", "believe", "intend", "plan", "estimate", "should" and other comparable terms. In addition, the Company, through its senior management, from time to time makes forward looking oral and written public statements concerning the Company's expected future operations and other developments. Shareholders and investors are cautioned that, while forward looking statements reflect the Company's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. For a more detailed discussion of these, and other factors, see pages 26 through 30 of Item 1 of the Company's Form 10-K for the fiscal year ended December 31, 1998.

                                   Report of
                              Independent Auditors

The Board of Directors and Stockholders
Healthcare Realty Trust Incorporated


     We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                  /s/ Ernst & Young LLP


Nashville, Tennessee
January 29, 1999,
except for Note 14,
as to which the date is February 17, 1999

                                  Consolidated
                                 Balance Sheets

                                                          December 31,
                                                          ------------
(Dollars in thousands)                                1998           1997
                                                      ----           ----
Assets
Real estate properties:
         Land                                      $   140,617     $   58,424
         Buildings and improvements                  1,169,941        423,618
         Personal property                               4,825          4,492
         Construction in progress                       72,172         14,457
                                                        ------         ------
                                                     1,387,555        500,991
         Less accumulated depreciation                 (50,116)       (34,718)
                                                       -------        -------
Total real estate properties, net                    1,337,439        466,273

Cash and cash equivalents                               14,411          5,325
Mortgage notes receivable                              228,542          4,708
Other assets, net                                       35,031         12,208
                                                        ------         ------
Total assets                                       $ 1,615,423     $  488,514
                                                   ===========     ==========

Liabilities and Stockholders' Equity
Liabilities:
         Notes and bonds payable                   $   559,924     $ 101,300
         Accounts payable and accrued liabilities       25,824         6,879
         Other liabilities                              11,971         3,863
                                                        ------         -----
Total liabilities                                      597,719       112,042
                                                       -------       -------

Commitments                                                  -             -

Stockholders' equity:
         Preferred stock, $.01 par value;
          50,000,000 shares authorized; issued
          and outstanding,
            1998 - 3,000,000; 1997 - none                   30             -
         Common stock, $.01 par value;
          150,000,000 shares authorized; issued
          and outstanding,
            1998 - 39,792,775; 1997 - 19,285,927           398           193
         Additional paid-in capital                  1,049,039       402,607
         Deferred compensation                         (10,662)       (7,689)
         Cumulative net income                         129,346        88,867
         Cumulative dividends                         (150,447)     (107,506)
                                                      --------      --------
Total stockholders' equity                           1,017,704       376,472
                                                     ---------       -------
Total liabilities and stockholders' equity         $ 1,615,423     $ 488,514
                                                   ===========     =========

                             See accompanying notes

                                  Consolidated
                              Statements of Income

                                                    Year Ended December 31,
                                                    -----------------------
(Dollars in thousands, except per
  share data)                                   1998         1997          1996
                                                ----         ----          ----
Revenues
         Master lease rental income        $   48,777   $   40,298   $   35,329
         Property operating income             35,269       14,631        1,338
         Management fees                        2,056        1,499        1,111
         Interest and other income              7,002        3,368          796
                                                -----        -----          ---
                                               93,104       59,796       38,574
                                               ------       ------       ------
Expenses
         General and administrative            11,126        3,807        2,233
         Property operating expenses           11,978        5,008          269
         Interest                              13,057        7,969        7,344
         Depreciation                          15,965       11,468        8,652
         Amortization                             499          332          344
                                                  ---          ---          ---
                                               52,625       28,584       18,842
                                               ------       ------       ------
         Net income                        $   40,479   $   31,212   $   19,732
                                           ==========  ===========   ==========
         Net income per share - Basic      $     1.66   $     1.71   $     1.52
                                           ==========   ==========   ==========
         Net income per share - Diluted    $     1.63   $     1.68   $     1.49
                                           ==========   ==========   ==========
         Shares outstanding - Basic        24,043,942   18,222,243   13,014,286
                                           ==========   ==========   ==========
         Shares outstanding - Diluted      24,524,600   18,572,492   13,261,291
                                           ==========   ==========   ==========

                             See accompanying notes

                                                                   Consolidated
                                                         Statements of Stockholders' Equity

                                                         Additional                        Cumulative                     Total
(Dollars in thousands,               Preferred      Common    Paid-In        Deferred          Net       Cumulative    Stockholder's
except per share data)                 Stock        Stock     Capital       Compensation      Income     Dividends       Equity
                                       -----        -----     -------       ------------      ------     ---------       ------
Balance at December 31, 1995              -      $  130    $  243,419     $   (478)       $  37,923     $ (46,546)   $   234,448
         Issuance of stock                -           7        16,584            -                -             -         16,591
         Shares awarded as deferred
           stock compensation             -           2         4,611       (4,613)               -             -              -
         Deferred stock compensation
           amortization                   -           -             -          389                -             -            389
         Net income                       -           -             -            -           19,732             -         19,732
         Dividends ($1.91 per share)      -           -             -            -                -       (25,196)       (25,196)
                                          -           -             -            -                -       -------        -------

Balance at December 31, 1996              -         139       264,614       (4,702)          57,655       (71,742)       245,964
         Issuance of stock                -          52       134,113            -                -             -        134,165
         Shares awarded as deferred
           stock compensation             -           2         3,880       (3,882)               -             -              -
         Deferred stock compensation
           amortization                   -           -             -          895                -             -            895
         Net income                       -           -             -            -           31,212             -         31,212
         Dividends ($1.99 per share)      -           -             -            -                -       (35,764)       (35,764)
                                          -           -             -            -                -       -------        -------

Balance at December 31, 1997              -         193       402,607       (7,689)          88,867      (107,506)       376,472
         Issuance of common stock         -         202       567,734            -                -             -        567,936
         Issuance of preferred stock    $30           -        71,956            -                -             -         71,986
         Shares awarded as deferred
           stock compensation             -           2         4,331       (4,274)               -             -             59
         Shares issued from warrants      -           1         2,411            -                -             -          2,412
         Deferred stock compensation
           amortization                   -           -             -        1,301                -             -          1,301
         Net income                       -           -             -            -           40,479             -         40,479
         Dividends - common
           ($2.07 per share)              -           -             -            -                -       (42,386)       (42,386)
         Dividends - preferred
           ($0.46224 per share)           -           -             -            -                -          (555)          (555)
                                          -           -             -            -                -          ----           ----
Balance at December 31, 1998            $30      $  398    $1,049,039     $(10,662)       $ 129,346     $(150,447)   $ 1,017,704
                                        ===      ======    ==========     ========        =========     =========    ===========

                                                         See accompanying notes


                                                                Consolidated Statements of
                                                                        Cash Flows

                                                                                      Year Ended December 31,
                                                                                      -----------------------
(In thousands)                                                               1998               1997              1996
--------------                                                               ----               ----              ----
Operating Activities
         Net income                                                     $   40,479         $   31,212         $   19,732
         Adjustments to reconcile net income to cash provided by
          operating activities:
                  Depreciation and amortization                             17,122             12,073              9,017
                  Deferred compensation                                      1,247                672                377
                  Increase (decrease) in deferred income                      (907)               114                (29)
                  Increase in other assets                                  (7,957)            (2,346)              (933)
                  Increase (decrease) in accounts payable and
                   accrued liabilities                                     (27,906)            (1,340)             1,222
                  Increase in straight line rent                            (1,265)                 -                  -
                  One time charge to operations                              3,373                  -                  -
                  Gain on sales of real estate                                (675)                 -                  -
                                                                              ----                  -                  -
         Net cash provided by operating activities                          23,511             40,385             29,386
                                                                            ------             ------             ------

Investing Activities
         Acquisition and development of real estate properties             (94,066)           (61,813)           (63,069)
         Acquisition and development of mortgages                          (12,439)            (4,708)                 -
         Proceeds from sale of real estate                                  11,895                  -                  -
         Receipt (disbursement) of security deposits                           134               (976)              (390)
         Purchase of Capstone, net of cash acquired                          5,437                  -                  -
                                                                             -----                  -                  -
         Net cash used in investing activities                             (89,039)           (67,497)           (63,459)
                                                                           -------            -------            -------

Financing Activities
         Borrowings on notes and bonds payable                             425,000             35,300            101,899
         Repayments on notes and bonds payable                            (338,689)          (102,618)           (50,903)
         Increase in notes receivable                                       (6,439)                 -                  -
         Dividends paid                                                    (42,941)           (35,764)           (25,196)
         Proceeds from issuance of common stock                             37,683            134,165                484
                                                                            ------            -------                ---
         Net cash provided by financing activities                          74,614             31,083             26,284
                                                                            ======             ======             ======

         Increase (decrease) in cash and cash equivalents                    9,086              3,971             (7,789)
                                                                             -----              -----             ------
         Cash and cash equivalents, beginning of period                      5,325              1,354              9,143
                                                                             -----              -----              -----
         Cash and cash equivalents, end of period                       $   14,411         $    5,325         $    1,354
                                                                        ==========         ==========         ==========

                                                         See accompanying notes

                                    Notes to
                       Consolidated Financial Statements

1.  Summary of Significant Accounting Policies
Organization
     The Company invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, physician clinics, ambulatory surgery centers, medical office buildings, inpatient rehab facilities, assisted living facilities, skilled nursing facilities, comprehensive ambulatory care centers, and other facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. As of December 31, 1998, the Company had invested or committed to invest in 280 properties (the "Properties") located in 130 markets nationwide, affiliated with 61 healthcare-related entities.

Basis of Presentation
     The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant intercompany accounts and transactions have been eliminated.

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

               Buildings and improvements       31.5 or 39.0 years
               Personal property                3.0 to 7.0 years

Mortgage Notes Receivable
     Mortgage notes receivable, substantially all of which were acquired in the Capstone merger (see Note 2), were recorded at their fair value at the date of acquisition. The mortgage portfolio has a weighted average maturity of approximately 7 years. Interest rates, which range from 8.1% to 12.5%, are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to a minimum increase of 4%. Substantially all of the mortgages are subject to a prepayment penalty.

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

Other Assets
     Other assets consist primarily of receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from four to forty years. Accumulated amortization was $2.5 million and $1.5 million at December 31, 1998 and 1997, respectively.

Revenue Recognition
     Rental income related to noncancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned.

Stock Issued to Employees
     The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock issued to employees.

Net Income Per Share
     Earnings per share have been restated for Financial Accounting Standards Board Statement No. 128, "Earnings per Share".
     Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of Common Stock.
     Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of convertible debt and restricted shares of Common Stock and outstanding stock options, using the treasury stock method and the average stock price during the period.

Significant Accounting Pronouncements
     In June 1997, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"), which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The Company adopted FAS 130 effective for its fiscal year ended December 31, 1998. Comprehensive income is the same as net income for the Company.
     In June 1997, the FASB issued Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). The Company adopted FAS 131 effective for its fiscal year ended December 31, 1998. The adoption of FAS 131 had no impact on the Company, as the Company operates in only one business segment, consisting of investments in healthcare related-related properties and mortgages throughout the United States.

Reclassification
     Certain reclassifications have been made in the financial statements for the years ended 1997 and 1996 to conform to the 1998 presentation. These reclassifications had no effect on the results of operations as previously reported.

2. Capstone Merger
     On June 8, 1998, the Company announced a definitive agreement to acquire Capstone Capital Corporation ("Capstone"). The merger was consummated on October 15, 1998. Pursuant to the merger agreement, the Company acquired Capstone in a stock-for-stock merger in which the stockholders of Capstone received a fixed ratio of .8518 shares of the Company's common stock and the holders of Capstone preferred stock received one share of the Company's voting preferred stock in exchange for each share of Capstone preferred stock. The Company issued 18,906,909 shares of common stock (see Note 11) and 3,000,000 shares of preferred stock. The transaction was accounted for as a purchase and resulted in no goodwill.
     The purchase price is summarized as follows (in thousands):

Common stock                  $   532,554
Preferred stock                    72,052
Cash and cash equivalents           8,330
Liabilities assumed               424,897
                                  -------
 Total Purchase Price         $ 1,037,833
                              ===========

     The assets acquired in the Capstone merger are summarized as follows (in thousands):

Real estate properties        $   804,178
Mortgage notes receivable         211,590
Cash and cash equivalents          13,767
Other assets                        8,298
                                    -----
 Total Assets Acquired        $ 1,037,833
                              ===========

     The unaudited proforma results of operations for the two years ended December 31, 1998 and 1997, assuming that the Capstone merger had occurred as of the beginning of each of those periods are (dollars in thousands, except for per share data):



                                      1998         1997
                                      ----         ----
Revenues                          $  168,721    $  116,974
Net income                        $   73,186    $   54,234
Net income per share - Basic      $     1.74    $     1.39
Net income per share - Diluted    $     1.72    $     1.38

3. Real Estate Property Leases
     The Company's properties are generally leased or supported pursuant to noncancelable, fixed-term operating leases and other financial support arrangements with expiration dates from 1999 to 2018. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property.
     Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.
     Amounts of rental income received from lessees who accounted for more than 10% of the Company's rental income for the three years in the period ended December 31, 1998 were (in thousands):

                                         1998       1997       1996
                                         ----       ----       ----
Tenet Healthcare                      $ 13,713   $ 13,297  $  11,539
Columbia/HCA Healthcare Corporation     17,125     13,899      8,761
Phycor                                   8,899      8,218      2,160

     Future  minimum  lease  and  guaranty   payments  under  the  noncancelable
operating leases and financial support arrangements as of December 31, 1998 are as follows (in thousands):

1999                   $   133,651
2000                       134,104
2001                       133,359
2002                       132,682
2003                       133,175
2004 and thereafter        796,270
                           -------
                       $ 1,463,241

4.    Real Estate Properties
     The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 1998 (dollars in thousands).

                                                               Buildings and
                                        Number of               Improvements    Personal                   Accumulated
                                      Facilities (1)    Land      and CIP       Property      Total        Depreciation
                                      --------------    ----      -------       --------      -----        ------------
Ancillary hospital facilities:
         California                         10         20,560       74,944          40        95,543          4,667
         Florida                            12          5,843       88,016         114        93,973          4,885
         Texas                              13          9,472       71,894         259        81,625          7,407
         Virginia                            7         11,718       54,225          87        66,031          3,870
         Other states                       18         12,265      146,488          59       158,811          5,811
                                            --         ------      -------          --       -------          -----
                                            60         59,858      435,567         559       495,983         26,640
Assisted Living Facilities:
         New Jersey                          2              0       13,527           0        13,527              0
         Pennsylvania                        7          1,017       27,654           0        28,671             90
         Texas                               8              0       71,153           0        71,153            301
         Virginia                            3            888       15,815           0        16,703             67
         Other states                       14            765       42,507           0        43,271             99
                                            --            ---       ------           -        ------             --
                                            34          2,670      170,656           0       173,325            557
Ambulatory surgery centers:
         Florida                             2              0       16,179           0        16,179             69
         Missouri                            2          2,958       12,555           0        15,513             59
         Nevada                              1            940        2,861           0         3,801            327
         Texas                               1            510        1,514          15         2,040            278
         Other states                        3            541        3,370           9         3,919            165
                                             -            ---        -----           -         -----            ---
                                             9          4,949       36,479          24        41,452            898
Comprehensive ambulatory care:
         California                          1          2,571       19,281           0        21,853             82
         Florida                             6          5,866       36,367           0        42,233            764
         Illinois                            1            198       10,935           0        11,133             47
         Texas                               2          1,643       20,005          69        21,717          2,761
         Other states                        6            687       28,655           0        29,342             66
                                             -            ---       ------           -        ------             --
                                            16         10,965      115,243          69       126,278          3,720
Inpatient rehabilitation facilities:
         Alabama                             1              0       17,388           0        17,388            108
         Florida                             1              0       11,483           0        11,483             72
         Pennsylvania                        6          4,675      105,461           0       110,136            521
         Texas                               1          1,095       11,578           0        12,673             49
         Virginia                            1            364        2,575           0         2,939             11
                                             -            ---        -----           -         -----             --
                                            10          6,134      148,485           0       154,619            761
Medical office buildings:
         Tennessee                           1          3,212        5,518           0         8,730             58
         Texas                               1            166        1,810           0         1,976            202
         Virginia                            4          1,927       11,774         129        13,830            959
                                             -          -----       ------         ---        ------            ---
                                             6          5,305       19,102         129        24,536          1,219
Physician clinics:
         Alabama                             2          2,382        8,419           0        10,801             37
         Florida                             9         12,097       41,844          51        53,991          2,424
         Massachusetts                       5          4,204       26,003           0        30,207            111
         Texas                               3          6,550       22,184         461        29,195          1,932
         Other states                       16          5,956       23,512           0        29,467            624
                                            --          -----       ------           -        ------            ---
                                            35         31,189      121,962         512       153,661          5,128
Skilled nursing facilities:
         Colorado                            3          2,885       23,522           0        26,408          1,059
         Pennsylvania                        3            478       20,098           0        20,576             86
         Texas                               2          1,795       17,670           0        19,466            887
         Virginia                            7          1,870       40,773           0        42,643            174
         Other states                       14          6,568       62,263         215        69,047          5,382
                                            --          -----       ------         ---        ------          -----
                                            29         13,596      164,326         215       178,140          7,588

Other:
         Alabama                             1            182        8,569           8         8,759          1,520
         Arizona                             2              0        2,518           0         2,518              0
         Michigan                            1          4,692        9,751           0        14,443             42
         Mississippi                         1            538        3,718          30         4,285            519
         Texas                               1            539        5,737           0         6,277             26
                                             -            ---        -----           -         -----             --
                                             6          5,951       30,293          38        36,282          2,107

Corporate property                           0              0            0       3,279         3,279          1,498
                                             -              -            -       -----         -----          -----
Total property                             205        140,617    1,242,113       4,825     1,387,555         50,116
                                           ===        =======    =========       =====     =========         ======

(1) Includes thirteen lessee developments.

5.    Notes and Bonds Payable
    Notes and bonds payable at December 31, 1998 and 1997 consisted of the following (in thousands):

                                                                     December 31,
                                                                     ------------
                                                                1998            1997
                                                                ----            ----
         Unsecured credit facility                         $   171,000     $    11,300
         Term loan facility                                    179,200               -
         Unsecured notes                                        72,000          90,000
         6.55% Convertible subordinated debentures, net         73,219               -
         10.50% Convertible subordinated debentures, net         3,823               -
         Mortgage notes                                         60,682               -
                                                                ------               -
                                                           $   559,924     $   101,300
                                                           ===========     ===========

Unsecured Credit Facility
     On October 15, 1998, concurrent with the Capstone merger, the Company repaid the outstanding balances under both Capstone and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility (the "Unsecured Credit Facility") with ten commercial banks. The Unsecured Credit Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. In addition, the Company will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. The
Unsecured Credit Facility contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 1998, the Company had available borrowing capacity of $94.0 million under the Unsecured Credit Facility.

Term Loan Facility
     On October 15, 1998, concurrent with the Capstone merger, the Company entered into a $200.0 million unsecured term loan (the "Term Loan Facility") with NationsBank. The Term Loan Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on April 16, 1999. The Company intends to exercise the option to extend the maturity date for an additional six month period in consideration of an extension payment of .30 of 1%. The Term Loan Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements, as well as restrictions on dividend payments if minimum tangible capital requirements are not met. At December 31, 1998, the Company had no additional available borrowing capacity under the Term Loan Facility.

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

Convertible Subordinated Debentures
     As part of the Capstone merger, the Company assumed and recorded at fair value $74.7 million aggregate face amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") of Capstone. At December 31, 1998, the Company had approximately $73.2 million aggregate principal amount of 6.55% Debentures outstanding with a face amount of $74.7 million and unaccreted discount of $1.5 million. Such rate of interest and accretion of discount represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are due on March 14, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on March 16, 2000. Interest on the 6.55% Debentures is payable on March 14 and September 14 in each year. The 6.55% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price rate of 33.6251 shares per $1 thousand bond.
     As part of the Capstone merger, the Company assumed and recorded at fair value $3.75 million aggregate face amount of 10.5% Convertible Subordinated Debentures (the "10.5% Debentures") of Capstone. At December 31, 1998, the Company had approximately $3.8 million aggregate principal amount of 10.5% Debentures outstanding with a face amount of $3.6 million and unamortized premium of $0.2 million. Such rate of interest and amortization of premium represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 10.5% Debentures are due on April 1, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on April 5, 2000. Interest on the 10.5% Debentures is payable on April 1 and
October 1 in each year. The 10.5% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price rate of 52.8248 shares per $1 thousand bond.

Mortgage Notes
     As part of the Capstone merger, the Company assumed six non-recourse mortgage notes payable, and the related collateral, as follows:

(Dollars in millions)

                                                                                        Book Value
                                                                                      Of Collateral at      Balance at
                          Original                                                     December 31,        December 31,
Mortgagor                  Balance    Interest Rate          Collateral                   1998                 1998
Life Insurance Co.         $  23.3       8.500%       Ancillary hospital facility     $    40.1            $   22.9
Life Insurance Co.             4.7       7.625%       Ancillary hospital facility          10.2                 4.5
Life Insurance Co.            17.1       8.125%       Two Ambulatory surgery centers       35.0                16.8
                                                       & one ancillary hospital
                                                       facility
Bank                          17.0       8.250%       Six skilled nursing facilities       29.6                16.5
                              ----       -----                                             ----                ----
                           $  62.1                                                    $   114.9            $   60.7
                           =======                                                    =========            ========

     The $23.3 million note is payable in monthly installments of principal and interest based on a 30 year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20 year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25 year amortization with a balloon payment of the unpaid balance in September 2004. The $17.0 million note bears interest at 50 basis points in excess of the prime rate, and is payable in monthly installments of principal and interest based on a 25 year amortization with a balloon payment of the unpaid balance in June 2000.

Other Long-Term Debt Information
     Future maturities of long-term debt are as follows (in thousands):

        1999                  $  197,644
        2000                     112,289
        2001                     189,684
        2002                      18,742
        2003                         805
        2004 and thereafter       40,760
                                  ------
                              $  559,924
                              ==========

     During the years ended December 31, 1998, 1997 and the 1996, interest paid totaled $11.1 million, $9.0 million and $8.4 million, and capitalized interest totaled $1.4 million, $0.7 million and $2.2 million, respectively.

6.    No-Cash Acquisitions of Real Estate
     During November 1996, the Company acquired ten properties, in exchange for an aggregate of 687,692 shares of the Company's common stock (valued at $16.1 million) and the assumption of $20.6 million of notes payable, $4.1 million of bonds payable and $3.0 million of accounts payable and accrued liabilities, and incurred $0.5 million in acquisition costs. In addition to the properties, representing an aggregate investment of $44.1 million, the Company acquired $0.2 million of other assets. The Company has repaid the notes and bonds payable assumed in the acquisition.

7.    Stockholders' Equity
     The Company had common and preferred shares outstanding as of the three years ended December 31, 1998 as follows:

                                                                Year Ended December 31,
                                                                -----------------------
                                                         1998           1997            1996
                                                         ----           ----            ----
Common Shares
  Balance, beginning of period                         19,285,927     13,898,777     12,976,796
  Issuance of stock                                    20,226,981      5,235,761        718,084
  Shares awarded as deferred stock compensation           148,357        143,716        203,897
  Shares issued from warrants                             131,510          7,673              -
                                                          -------          -----              -
  Balance, end of period                               39,792,775     19,285,927     13,898,777
                                                       ==========     ==========     ==========

Preferred Shares
  Balance, beginning of period                                  -              -              -
  Issuance of stock                                     3,000,000              -              -
                                                        ---------              -              -
  Balance, end of period                                3,000,000              -              -
                                                        =========              =              =

     On October 15, 1998, the Company issued 18,906,909 shares of Common stock and 3,000,000 shares of 8 7/8% Series A Voting Cumulative Preferred stock in a stock-for-stock merger with Capstone Capital Corporation (see Note 2).
     In July 1998, warrants for 128,149 shares of common stock were exercised. The Company has no other warrants outstanding. During April and May 1998, the Company sold an aggregate of 49,953 shares of common stock to a single institutional investor. In February 1998, the Company participated in two unit investment trust offerings and sold an aggregate of 1,224,026 shares of its common stock. The Company received an aggregate of $37.1 million in proceeds for these transactions. The proceeds were used to repay outstanding borrowings under the Unsecured Credit Facility, acquisitions, developments and for general corporate purposes.
     Effective February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the "Secondary Offering") under its currently effective registration statement pertaining to $250.0 million of equity securities, debt securities and warrants. The Company received $133.4 million in net proceeds. Promptly thereafter, the net proceeds were used, in part, to extinguish all $71.9 million of indebtedness outstanding under the Unsecured Credit Facility, and to repay or defease secured indebtedness in the total amount of $6.7 million. Remaining proceeds of the Secondary Offering of approximately $57.2 million have been invested in additional property acquisitions, build-to-suit property development and for general corporate purposes.

8.    Benefit Plans
Executive Retirement Plan
     The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executive's final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the executive.

Retirement Plan for Outside Directors
     The Company has a retirement plan for outside directors which upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

Retirement Plan Information
     Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 1998 is comprised of the following (in thousands):

                          1998         1997
                          ----         ----
Service cost            $   775      $   218
Interest cost               103           73
Other                        10          (10)
                             --          ---
                        $   888      $   281
                        =======      =======

     The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 1998 and 1997 (in thousands).

                                                         1998             1997
                                                         ----             ----
Benefit obligation at beginning of year              $   1,213          $   744
  Service cost                                             775              218
  Interest cost                                            103               73
  Other                                                     10              (10)
  Actuarial gain                                           452              188
                                                           ---              ---
Benefit obligation at end of year                        2,553            1,213
  Unrecognized net actuarial (gain) loss                  (362)              90
                                                          ----               --
Net pension liability in accrued liabilities         $   2,191          $ 1,303
                                                     =========          =======

     Accounting for the Executive Retirement Plan for the years ended December 31, 1998 and 1997 assumes discount rates of 7.04% and 7.6%, respectively, and compensation increase rates of 2.7% and 2.7%, respectively. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 7.04% and 7.6%, respectively.

9.    Stock Plans and Warrants
1993 Employees Stock Incentive Plan
     The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock, (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 1998 and 1997, the Company had a total of 2,470,080 and 1,073,735 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 1998 and 1997, the Company had issued a total of 514,378 and 372,710, and had specifically reserved, but not issued, a total of 445,000 and 141,668 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The issuance of Reserved Stock to eligible employees is contingent upon the achievement of specific performance criteria. The Reserved Stock awards are subject to fixed vesting periods varying from four to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Reserved Stock has been issued, the employee has the right to receive dividends and the right to vote the shares. For 1998 and 1997, compensation expense resulting from the amortization of the value of these shares was $1.2 million and $0.6 million, respectively.

Non-Employee Directors' Stock Plans
     Prior to May 1995, the Company was authorized to issue stock options for up to 2% of its outstanding shares of common stock under the 1993 Outside Directors Stock Incentive Plan (the "1993 Director Plan"). During 1996 the Company canceled all unexercised options granted pursuant to the 1993 Director Plan.
Effective May 1995, the Company enacted the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"). The Directors' stock vests in each Director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the Director's service, at no cost to the Company. As of December 31, 1998 and 1997, the Company had a total of 95,800 and 96,850 shares under the 1995 Directors' Plan authorized, respectively, that had not been issued. As of December 31, 1998 and 1997, the Company had issued a total of 13,473 and 12,423 shares, respectively, pursuant to the Non-Employee Directors' Stock Plans. For 1998 and 1997, compensation expense resulting from the amortization of the value of these shares was $89,792 and $79,354 respectively.

1995 Employee Stock Purchase Plan
     Effective May 1995, the Company adopted an Employee Stock Purchase Plan (the "Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock (the "Employee Purchase Plan Shares"). As of December 31, 1998 and 1997, the Company had a total of 851,232 and 883,664 shares authorized under the Employee Purchase Plan, respectively, that had not been issued or optioned. Under the Employee Purchase Plan, each eligible employee as of May 1995 and each subsequent January 1 has been or shall be granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"), but at not less than book value per share as of the December 31 immediately preceding the date of grant. The number of shares subject to each year's option becomes fixed on the date of grant. Eligible employees include those employees who were employed by the Company or a subsidiary on a full-time basis as of May 1995 and those employees with six months of service who are so employed by the Company or subsidiary as of each subsequent January 1. Options granted under the Employee Purchase Plan expire if not exercised 27 months after each such option's date of grant.
     A summary of Employee Purchase Plan activity and related information for the years ended December 31 is as follows:

                                                                                                    All Options
                                                                                                    -----------
                                                                                         1998           1997            1996
                                                                                         ----           ----            ----
 Outstanding, beginning of year                                                         65,573          71,073          47,268
 Granted                                                                                74,472          69,930          47,564
 Exercised                                                                             (12,289)        (40,631)        (10,132)
 Forfeited                                                                             (31,799)        (23,723)        (13,627)
 Expired                                                                               (10,241)        (11,076)              -
                                                                                       -------         -------               -
 Outstanding and exercisable at end of year                                             85,716          65,573           71,073
 Weighted-average fair value of options granted during the year
   (calculated as of the grant date)                                                  $   5.94        $   3.12         $   2.70
 Weighted-average exercise price of options exercised during the year                 $  20.69        $  19.48         $  18.59
 Weighted-average exercise price of options outstanding (calculated as of Dec. 31)    $  19.10        $  21.58         $  19.09
 Range of exercise prices of options outstanding (calculated as of Dec. 31)           $18.43-$19.52   $19.71-$22.47    $18.46-$19.71
 Weighted-average contractual life of outstanding options (calculated as of
   December 31, in years)                                                                  0.9             0.9              0.9

     The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1998, 1997 and 1996; risk-free interest rates of 5.00%, 6.00% and 6.30%; a dividend yield of 7.13%, 8.02% and 8.60%; a volatility factor of the expected market price of the Company's Common Stock of .139, .096 and .121; and an expected life of the option of 1.13 years, respectively. The Company has determined that the pro forma effect on net income and earnings per share for the three years in the period ended December 31, 1998 of adopting Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" is not material.

Other
     In 1993, the Company issued warrants to purchase up to 188,712 shares of common stock (the "Warrants"). The Warrants were exercisable for a period of four years commencing July 1, 1994 at a price of $19.50 per share, the then current fair market value, subject to adjustment under applicable antidilution provisions. The holders of the Warrants had the right to require the Company to include the common stock underlying such Warrants in any registration statement filed by the Company at the Company's expense. At December 31, 1998 and 1997, the Company had a total of zero and 162,712 shares, respectively, eligible for purchase pursuant to the Warrants. During the twelve months ended December 31, 1998 and 1997, the Company had issued a total of 131,510 and 7,673 shares, respectively, and had cancelled 13,000 and 18,327 shares, respectively, pursuant to the Warrants. As of December 31, 1998, the Company has no warrants outstanding.
     At December 31, 1998 and 1997, the Company had reserved 3,430,112 and 2,216,961 shares, respectively, for future issuance under stock plans.

10.   Net Income Per Share
     The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 1998.

                                                                                Year Ended        Year Ended          Year Ended
                                                                              Dec. 31, 1998      Dec. 31, 1997       Dec. 31, 1996
                                                                              -------------       -------------       -------------
Basic EPS
   Average Shares Outstanding                                                   24,573,885          18,605,876          13,254,233
     Actual Restricted Stock Shares                                               (529,943)           (383,633)           (239,947)
                                                                                  --------            --------            --------
   Denominator - Basic                                                          24,043,942          18,222,243          13,014,286
                                                                                ==========          ==========          ==========
   Net income                                                               $   40,478,407      $   31,212,289       $  19,731,623
    Preferred Stock Dividend                                                      (554,688)                  0                   0
                                                                                  --------                   -                   -
   Numerator - Basic                                                        $   39,923,719      $   31,212,289       $  19,731,623
                                                                            ==============      ==============       =============
   Per share amount                                                         $         1.66      $         1.71       $        1.52
                                                                            ==============      ==============       =============

Diluted EPS
   Average Shares Outstanding                                                   24,573,885          18,605,876          13,254,233
     Actual Restricted Stock Shares                                               (529,943)           (383,633)           (239,947)
     Dilution for Convertible Debentures                                            40,017                   0                   0
     Restricted Shares - Treasury                                                  405,235             276,890             205,097
     Dilution For Employee Stock Purchase Plan                                      15,597              25,032              13,981
     Dilution For Warrants                                                          19,809              48,327              27,927
                                                                                    ------              ------              ------
   Denominator - Diluted                                                        24,524,600          18,572,492          13,261,291
                                                                                ==========          ==========          ==========
   Numerator - Basic                                                        $   39,923,719       $  31,212,289        $ 19,731,623
     Convertible Subordinated Debenture Interest                                    63,638                   0                   0
                                                                                    ------                   -                   -
   Numerator - Diluted                                                      $   39,987,357       $  31,212,289        $ 19,731,623
                                                                            ==============       =============        ============
   Per share amount                                                         $         1.63       $        1.68        $       1.49
                                                                            ==============       =============        ============

11.   Commitments
     As of December 31, 1998, the Company had a net investment of approximately $72.2 million in thirteen build-to-suit developments in progress, which have a total remaining funding commitment of approximately $34.7 million. The Company also has 21 mortgages under development at December 31, 1998, which have a total remaining funding commitment of approximately $28.2 million.
     As a part of the Capstone merger, agreements were entered into with three individuals affiliated with Capstone that restrict competitive practices and which the Company believes will protect and enhance the value of the real estate properties acquired from Capstone. These agreements provide for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001, and 2002, provided all terms of the agreement are met.

12.   Other Data
Funds From Operations (Unaudited)
     Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation from real estate assets. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

                                                                  Year Ended Dec. 31,
                                                                  -------------------
                                                                       (Unaudited)
(Dollars in thousands)                                           1998               1997
                                                                 ----               ----
Net Income (1)                                            $     40,479        $    31,212
  Non-recurring items (2)                                        6,308                112
  Gain or loss on dispositions (3)                                (675)                 -
  Straight line rents                                           (1,264)                 -
  Preferred stock dividend                                        (555)                 -
  Depreciation
     Real estate                                                15,374             11,013
     Office F,F&E                                                    0                  0
     Leasehold improvements                                          0                  0
     Other non-revenue producing assets                              0                  0
                                                                     -                  -
                                                                15,374             11,013
                                                                ------             ------
  Amortization
    Acquired property contracts                                      0                  0
    Other non-revenue producing assets                               0                  0
    Organization costs                                               0                  0
                                                                     -                  -
                                                                     0                  0
                                                                     -                  -
  Deferred financing costs                                           0                  0
                                                                     -                  -
  Total Adjustments                                             19,189             11,125
                                                                ------             ------
Funds From Operations - Basic                             $     59,667        $    42,337
                                                          ============        ===========
  Convertible Subordinated Debenture Interest                       64                  0
                                                                    --                  -
Funds From Operations - Diluted                               $ 59,731        $    42,337
                                                              ========        ===========
Shares Outstanding - Basic                                  24,043,942         18,222,243
                                                            ==========         ==========
Shares Outstanding - Diluted                                24,524,600         18,572,492
                                                            ==========         ==========
Funds From Operations Per Share - Basic                   $       2.48        $      2.32
                                                          ============        ===========
Funds From Operations Per Share - Diluted                 $       2.44        $      2.28
                                                          ============        ===========

(1) 1998 and 1997 amounts include $1.4 million and $0.7 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.
(2) Represents charges primarily to write off certain capitalized costs, leasehold improvements, organization and other deferred costs in 1998 and a loss from a debt restructuring in 1997.
(3) Represents gains from sales of a real estate property and a tract of land.

Return of Capital
     Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 1998, 1997 and 1996, dividends paid per share of common stock were $2.07, $1.99 and $1.91, respectively, which consisted of ordinary income per share of $2.07, $1.72 and $1.65 and return of capital per share of $0.00, $0.27 and $0.26, respectively. For the year ended December 31, 1998, dividends paid per share of preferred stock were $0.46, all of which was ordinary income.

13.   Fair Value of Financial Instruments
     The carrying amounts of cash, receivables and payables are a reasonable estimate of their fair value due to their short-term nature. The fair value of notes and bonds payable is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The difference between the carrying amount and the fair value of the Company's notes and bonds payable is not significant. At December 31, 1998, the carrying value of mortgage notes receivable approximates fair value based on the present value of future cash flows using current market interest rates.

14.   Subsequent Events
     On January 26, 1999, the Company declared an increase in its quarterly dividend from $.525 per share ($2.10 annualized) to $.53 per share ($2.12 annualized) payable on February 16, 1999 to shareholders of record on February 5, 1999. On February 17, 1999, the Company received proceeds of approximately $8.1 million from the sale of an ancillary hospital facility in Savannah, Georgia.

15.   Selected Quarterly Financial Data (unaudited)
     Quarterly financial information for the years ended December 31, 1998 and 1997 is summarized below:

                                                                          Quarter Ended
                                                                          -------------
(In thousands, except per share data)                March 31         June 30      September 30       December 31
                                                     --------         -------      ------------       -----------
1998
  Total revenue                                 $     17,333      $    17,730      $    18,325       $     39,716
                                                ------------      -----------      -----------       ------------
  Net income                                    $      8,606      $     9,381      $     3,050       $     19,442
                                                ------------      -----------      -----------       ------------
  Funds from operations - Basic                 $     11,604      $    12,316      $    12,368       $     23,379
                                                ------------      -----------      -----------       ------------
  Funds from operations - Diluted               $     11,604      $    12,316      $    12,368       $     23,443
                                                ------------      -----------      -----------       ------------
  Net income per share - Basic                  $       0.44      $      0.46      $      0.15       $       0.52
                                                ------------      -----------      -----------       ------------
  Net income per share - Diluted                $       0.43      $      0.45      $      0.15       $       0.51
                                                ------------      -----------      -----------       ------------
  Funds from operations per share - Basic       $       0.60      $      0.61      $      0.61       $       0.65
                                                ------------      -----------      -----------       ------------
  Funds from operations per share - Diluted     $       0.59      $      0.60      $      0.60       $       0.64
                                                ------------      -----------      -----------       ------------

1997
  Total revenue                                 $     12,842      $    14,265      $    15,865       $     16,824
                                                ------------      -----------      -----------       ------------
  Net income                                    $      6,339      $     8,170      $     8,328       $      8,375
                                                ------------      -----------      -----------       ------------
  Funds from operations - Basic                 $      9,056      $    10,873      $    11,122       $     11,286
                                                ------------      -----------      -----------       ------------
  Funds from operations - Diluted               $      9,056      $    10,873      $    11,122       $     11,286
                                                ------------      -----------      -----------       ------------
  Net income per share - Basic                  $       0.39      $      0.43      $      0.44       $       0.44
                                                ------------      -----------      -----------       ------------
  Net income per share - Diluted                $       0.38      $      0.42      $      0.43       $       0.44
                                                ------------      -----------      -----------       ------------
  Funds from operations per share - Basic       $       0.56      $      0.58      $      0.59       $       0.60
                                                ------------      -----------      -----------       ------------
  Funds from operations per share - Diluted     $       0.55      $      0.57      $      0.58       $       0.59
                                                ------------      -----------      -----------       ------------