Form 10-K, Exhibit 13
period 1999-12-31
HEALTHCARE REALTY TRUST INC
filed 2000-03-15
CIK 899749

                                   EXHIBIT 13

                         Annual Report to Shareholders

                                                                     EXHIBIT 13

                               Selected Financial
                                  INFORMATION

         The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                                  Years Ended December 31,
                                                       ---------------------------------------------------------------------------
                                                           1999          1998 (2)          1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
     Total revenues                                    $   187,257     $    92,429     $    59,796     $    38,574     $    33,361
     Interest expense                                  $    38,603     $    13,057     $     7,969     $     7,344     $     5,083
     Net income                                        $    86,027     $    40,479     $    31,212     $    19,732     $    18,258
     Net income per share - Basic                      $      2.02     $      1.66     $      1.71     $      1.52     $      1.41
     Net income per share - Diluted                    $      1.99     $      1.63     $      1.68     $      1.49     $      1.41
     Weighted average shares outstanding - Basic        39,326,594      24,043,942      18,222,243      13,014,286      12,931,082
     Weighted average shares outstanding - Diluted      39,810,306      24,524,600      18,572,492      13,261,291      12,970,326

BALANCE SHEET DATA (AS OF THE END OF THE PERIOD):
     Real estate properties, net                       $ 1,315,150     $ 1,337,439     $   466,273     $   416,034     $   318,480
     Total assets                                      $ 1,607,964     $ 1,612,423     $   488,514     $   427,505     $   336,778
     Notes and bonds payable                           $   563,884     $   559,924     $   101,300     $   168,618     $    92,970
     Total stockholders' equity                        $ 1,017,903     $ 1,017,704     $   376,472     $   245,964     $   234,448

OTHER DATA:
     Funds from operations - Basic (1)                 $   105,727     $    59,667     $    42,337     $    28,036     $    25,490
     Funds from operations - Diluted (1)               $   105,727     $    59,731     $    42,337     $    28,036     $    25,490
     Funds from operations per share - Basic (1)       $      2.69     $      2.48     $      2.32     $      2.15     $      1.97
     Funds from operations per share - Diluted (1)     $      2.66     $      2.44     $      2.28     $      2.11     $      1.97
     Dividends declared and paid per share             $      2.15     $      2.07     $      1.99     $      1.91     $      1.83
----------------------------------------------------------------------------------------------------------------------------------

(1)      See Note 11 to Consolidated Financial Statements.
(2)      See Note 2 to Consolidated Financial Statements.

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

1999 Compared to 1998

         On October 15, 1998, the Company acquired by merger Capstone Capital Corporation ("Capstone"). The purchase price is summarized as follows (in thousands):

     Common stock                        $   532,554
     Preferred stock                          72,052
     Cash and cash equivalents                 8,330
     Liabilities assumed                     424,897
                                         -----------
       Total Purchase Price              $ 1,037,833
                                         ===========

     The assets acquired in the Capstone merger are summarized as follows (in thousands):

     Real estate properties              $   804,178
     Mortgage notes receivable               211,590
     Cash and cash equivalents                13,767
     Other assets                              8,298
                                         -----------
       Total Assets Acquired             $ 1,037,833
                                         ===========

         The results of operations of the Company have been significantly affected by the Capstone merger. As a result of this transaction in 1998, the Company acquired 111 properties and 75 mortgages with a fair value of $804.2 million and $211.6 million, respectively. The merger was effective October 15, 1998; therefore, 1998 consolidated revenues and expenses of the Company reflect the effect of the Capstone assets acquired and liabilities assumed for only 2.5 months in 1998 versus the entire year for 1999. The Capstone investments, along with commitments acquired in the merger, resulted in additional master lease rent, straight line rent and property operating income, net of operating expenses, for the year ended December 31, 1999, of $73.5 million, a $59.0 million or 407.1% increase from 1998. Mortgage interest income in 1999 resulting from these Capstone investments was $24.2 million, a $20.4 million or 543.3% increase from 1998. Interest and other income attributed to the Capstone acquisition for the years ended 1999 and 1998 was $1.4 million and $0.4 million, respectively, a 286.2% increase. Depreciation and amortization expense for the year ended December 31, 1999 attributed to the Capstone acquisition was $24.8 million compared to $2.9 million in 1998, a $21.9 million or 739.0% increase.

         For the year ended December 31, 1999, net income was $86.0 million, or $2.02 per basic share of common stock ($1.99 per diluted share), on total revenues of $187.3 million compared to net income of $40.5 million, or $1.66 per basic share of common stock ($1.63 per diluted share), on total revenues of $92.4 million, for the year ended December 31, 1998. Funds from operations ("FFO") was $105.7 million, or $2.69 per basic share ($2.66 per diluted share), for the year ended December 31, 1999 compared to $59.7 million, or $2.48 per basic share ($2.44 per diluted share), in 1998.

(Dollars in thousands)                                                1999             1998
---------------------------------------------------------------------------------------------
REVENUES
     Master lease rental income                                   $  92,070         $  47,512
     Property operating income                                       57,778            35,269
     Straight line rent                                               6,885             1,265
                                                                  ---------------------------
     Total rental income                                            156,733            84,046
     Mortgage interest income                                        26,254             5,120
     Management fees                                                  2,727             2,056
     Interest and other income                                        1,543             1,207
                                                                  ---------------------------
                                                                    187,257            92,429
                                                                  ---------------------------
EXPENSES
     General and administrative                                       7,287            11,126
     Property operating expenses                                     21,077            11,978
     Interest                                                        38,603            13,057
     Depreciation                                                    38,566            15,965
     Amortization                                                       473               499
                                                                  ---------------------------
                                                                    106,006            52,625
                                                                  ---------------------------
     Net income before net gain on real estate disposals             81,251            39,804
     Net gain on real estate disposals                                4,776               675
                                                                  ---------------------------
     Net income                                                   $  86,027         $  40,479
                                                                  ===========================

         Total revenues for the year ended December 31, 1999 compared to the year ended December 31, 1998, increased $94.8 million or 102.6%.

         Master lease rent, straight line rent and property operating income increased $72.7 million or 86.5%. Excluding the effect of the Capstone merger, master lease rent, straight line rent and property operating income increased $4.8 million or 7.0%. During 1999, the Company acquired two revenue-producing properties, and 11 properties under construction were completed and began operations.

         Mortgage interest income increased $21.1 million or 412.8% for the year ended December 31, 1999 compared to 1998 substantially due to the Capstone merger.

         Interest and other income for the year ended December 31, 1999 was $1.5 million compared to $1.2 million for the year ended December 31, 1998. Excluding the effect of the Capstone merger, interest and other income decreased $0.7 million from 1998 to 1999. In 1998, the Company recognized development fee income from a third party project of $0.5 million, and the Company's average cash balance was higher in 1998 resulting in more interest income for the year.

         Third party management fees for the year ended December 31, 1999 compared to 1998 increased $0.7 million or 32.6% due primarily to the addition of over 50 buildings with approximately 0.9 million square feet under property management.

         Total expenses for the year ended December 31, 1999 were $106.0 million compared to $52.6 million for 1998, an increase of $53.4 million or 101.4%.

         Interest expense for the year ended December 31, 1999, compared to 1998, increased $25.5 million or 195.6%. In conjunction with the Capstone merger in 1998, the Company repaid the outstanding balances under both Capstone's and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility and a $200.0 million unsecured term loan. The average outstanding balances under its credit facilities and term loan for the year ended 1999 compared to 1998 was $368.1 million and $82.3 million, respectively, increasing interest expense in 1999 by approximately $18.6 million. The subordinated convertible debentures and mortgage notes payable assumed by the Company in the Capstone merger resulted in an increase of $8.6 million in interest expense for the year ended December 31, 1999, compared to 1998. These increases to interest expense discussed above were offset by decreases to interest expense due to an increase in capitalized interest of $0.5 million from 1998 to 1999 and a decrease of $1.3 million to interest expense on the Company's unsecured notes due to scheduled repayments.

         Depreciation expense increased $22.6 million due substantially to the properties acquired in the Capstone merger. Excluding the effect of the Capstone merger, depreciation expense increased $0.8 million, resulting primarily from the acquisition of 11 properties during 1998 and 1999.

         Property operating expenses for the year ended December 31, 1999, compared to 1998, increased $9.1 million or 76.0% due mainly to the properties acquired in the Capstone merger.

         General and administrative expenses decreased $3.8 million or 34.5% for the year ended December 31, 1999, compared to 1998. During 1998, the Company recognized a $6.3 million write-off for certain capitalized software costs, leasehold improvements, organization and other deferred costs which were deemed to have no continuing value and for incremental internal costs incurred in conjunction with the Capstone merger. After consideration of the write-off, the net $2.5 million increase was primarily due to the increased number of employees for property management, development, and other service-based activities, an increase and expansion of the corporate office lease, and the write-off of certain project costs during 1999.

         During 1999, the Company sold five facilities and one partnership interest in a facility resulting in net gains of $4.8 million, while the Company's 1998 dispositions resulted in net gains of $0.7 million.

1998 Compared to 1997

         The results of operations of the Company were significantly affected by the Capstone merger. For the year ended December 31, 1998, net income increased approximately $12.3 million due to the Capstone merger. As a result of this transaction, the Company acquired 111 properties and 75 mortgages with a fair value of $804.2 million and $211.6 million, respectively. These investments resulted in additional master lease rent, straight line rent, mortgage interest income and property operating income, net of operating expenses, for the year of $18.2 million, as well as, additional interest and other income of $0.4 million. The Company also assumed Capstone's 6.55% and 10.5% convertible subordinated debentures and notes payable, with interest rates ranging from 7.625% to 9.0%, with a collective fair value of $138.0 million, which resulted in interest expense of $1.4 million for the period October 15, 1998 through December 31, 1998.

         For the year ended December 31, 1998, net income was $40.5 million, or $1.66 per basic share of common stock ($1.63 per diluted share), on total revenues of $92.4 million compared to net income of $31.2 million, or $1.71 per basic share of common stock ($1.68 per diluted share), on total revenues of $59.8 million, for the year ended December 31, 1997. Funds from operation was $59.7 million, or $2.48 per basic share ($2.44 per diluted share), for the year ended December 31, 1998 compared to $42.3 million, or $2.32 per basic share ($2.28 per diluted share), in 1997.

(Dollars in thousands)                                                1998             1997
---------------------------------------------------------------------------------------------
REVENUES
     Master lease rental income                                   $  47,512         $  40,298
     Property operating income                                       35,269            14,631
     Straight line rent                                               1,265                 0
                                                                  ---------------------------
     Total rental income                                             84,046            54,929
     Mortgage interest income                                         5,120                84
     Management fees                                                  2,056             1,499
     Interest and other income                                        1,207             3,284
                                                                  ---------------------------
                                                                     92,429            59,796
                                                                  ---------------------------

EXPENSES
     General and administrative                                      11,126             3,807
     Property operating expenses                                     11,978             5,008
     Interest                                                        13,057             7,969
     Depreciation                                                    15,965            11,468
     Amortization                                                       499               332
                                                                  ---------------------------
                                                                     52,625            28,584
                                                                  ---------------------------
     Net income before net gain on real estate disposals             39,804            31,212
     Net gain on real estate disposals                                  675                 0
                                                                  ---------------------------
     Net income                                                   $  40,479         $  31,212
                                                                  ===========================

         Total revenues for the year ended December 31, 1998, compared to the year ended December 31, 1997, increased $32.6 million or 54.6%. Excluding the effect of the Capstone merger, total revenues for the year ended December 31, 1998 compared to the year ended December 31, 1997 increased $12.9 million. This increase is primarily due to increases in master lease rental income and property operating income. During 1998, the Company acquired nine properties, and two properties under construction were completed and began operations. Certain leases acquired from Capstone contain escalating rental rates over the life of the leases; however, rental income is recognized as earned on a straight line basis over the life of the lease.

         Third party property management fees for the year ended December 31, 1998, compared to the year ended December 31, 1997, increased $0.6 million or 37.2% due primarily to the addition of over 60 buildings with approximately 2.6 million square feet under property management.

         Interest and other income for the year ended December 31, 1998 was $1.2 million compared to $3.3 million for the year ended December 31, 1997. Excluding the effect of the Capstone merger, interest and other income decreased $2.4 million from the year ending December 31, 1997 to the year ending December 31, 1998. During the first quarter of 1997, the Company completed a secondary offering and maintained a higher than normal average cash and short-term investment balance.

         Total expenses for the year ended December 31, 1998 were $52.6 million, compared to $28.6 million for the year ended December 31, 1997, an increase of $24.0 million or 84.1%. General and administrative expenses increased $7.3 million. $6.3 million of this increase represents the write-off of certain capitalized software costs, leasehold improvements, organization and other deferred costs which were deemed to have no continuing value and incremental internal costs incurred in conjunction with the Capstone merger. The remaining $1.0 million increase is primarily due to the increased number of employees for property management, development, and other service-based activities.

         Property operating expenses for the year ended December 31, 1998, compared to the year ended December 31, 1997, increased $7.0 million. Property operating expenses rose during 1998 for the same reasons property operating income increased.

         Interest expense for the year ended December 31, 1998, compared to the year ended December 31, 1997, increased $5.1 million. At the time of the Capstone merger, the Company repaid the outstanding balances under both Capstone's and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility and a $200.0 million unsecured term loan. During the year ended December 31, 1997, the Company had an average outstanding balance under its unsecured credit facility of $18.1 million, compared to an average outstanding balance under its unsecured credit facility and term loan during the year ended December 31, 1998 of $82.3 million. In addition, Capstone's subordinated convertible debentures and notes payable were assumed by the Company in the merger, and capitalized interest increased $0.7 million from 1997 to 1998.

         Depreciation expense increased $4.5 million due to the significant increase during 1998 in depreciable properties. Excluding the effect of the Capstone merger, depreciation expense increased $1.6 million. This increase primarily resulted from the acquisition of nine properties during 1998 and the completion in 1998 of two properties under construction at December 31, 1997.

         During 1998, the Company sold one facility and a tract of land resulting in net gains of $0.7 million.

Liquidity and Capital Resources

         On October 15, 1998, at the time of the Capstone merger, the Company repaid the outstanding balances under both Capstone's and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility (the "Unsecured Credit Facility") with ten commercial banks. The Unsecured Credit Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. In addition, the Company will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. At December 31, 1999, the Company had available borrowing capacity of $13.0 million under the Unsecured Credit Facility.

         At the time of the Capstone merger, the Company entered into a $200.0 million unsecured term loan (the "Term Loan Facility") with NationsBank (now Bank of America). The Term Loan Facility, as amended, bears interest at LIBOR plus 2.00%, payable quarterly, and matures on April 14, 2000. Effective January 14, 2000, the Company amended its Term Loan Facility agreement with Bank of America. If the balance on the Term Loan Facility exceeds $25.0 million on March 14, 2000, the interest rate will increase to LIBOR plus 2.50%. Since the Capstone merger, the Company has received proceeds from the sale of assets and from mortgage prepayments and reduced the unpaid balance of the Term Loan Facility from $200.0 million to $113.7 million.

         In 1995, the Company privately placed $90.0 million of unsecured notes (the "Unsecured Notes") bearing interest at 7.41%, payable semi-annually ($3.6 million for 2000), that mature on September 1, 2002. The Company must repay $18.0 million of principal annually. At December 31, 1999, $54.0 million was outstanding under the Unsecured Notes.

         The Company assumed in the Capstone merger 10.5% Convertible Subordinated Debentures and 6.55% Convertible Subordinated Debentures having an aggregate principal balance of $78.2 million at December 31, 1999. In 2000, the Company will pay $5.3 million of interest on these subordinated debentures.

         In 1998, the Company sold an aggregate of 1.4 million shares of its common stock. The Company received an aggregate of $37.1 million in net proceeds from these transactions. The proceeds were used to repay debt and were also used for acquisitions, developments and general corporate purposes.

         As of March 1, 2000, the Company can issue an aggregate of approximately $123.8 million of securities remaining under the currently effective registration statement. Due to the current market price of the Company's stock, the Company does not presently plan to offer stock under its registration statement. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

         The Company generated net cash from operations in 1999 of $91.8 million, an increase of $70.0 million from 1998 and $51.4 million from 1997. The increase from 1998 results primarily from the increase in net income. The decrease in 1998 from 1997 resulted primarily from the payment of accounts payable and accrued liabilities assumed in the Capstone merger. Other significant sources and uses of cash for investing and financing activities are set forth in the Statement of Cash Flows in the Consolidated Financial Statements.

         As of December 31, 1999, the Company had an investment of approximately $20.0 million in six build-to-suit developments in progress, which have a total remaining funding commitment of approximately $37.6 million. Further, the Company had commitments to purchase or provide funding for the construction of other properties totaling $12.4 million at December 31, 1999. The Company also had six mortgages under development at December 31, 1999, which have a total remaining funding commitment of approximately $1.9 million. The Company intends to fund these commitments with internally generated cash flow, proceeds from the sale of additional assets, proceeds from additional prepayments of mortgage notes receivable, and additional capital market financing.

         At December 31, 1999, the Company had stockholders' equity of $1.0 billion. The debt to total capitalization ratio was approximately .352 to 1 at January 31, 2000.

         On January 25, 2000, the Company declared an increase in its quarterly common stock dividend from $.545 per share ($2.18 annualized) to $.55 per share ($2.20 annualized) payable to stockholders of record on February 4, 2000. This dividend was paid on February 16, 2000. The Company presently plans to continue to pay its quarterly common stock dividends, with increases consistent with its current practice. In the event that the Company cannot make additional investments in 2000 because of an inability to obtain new capital by issuing equity and debt securities, the Company will continue to be able to pay its common stock dividends in a manner consistent with its current practice. Should access to new capital not be available, the Company is uncertain of its ability to increase its quarterly common stock dividends beyond 2000.

         During 2000, the Company will pay quarterly dividends on its 8 7/8% Series A Cumulative Preferred Stock in the annualized amount of $2.22 per share.

         Under the terms of the leases and other financial support agreements relating to most of the properties, tenants or healthcare providers are generally responsible for operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the performance of the Company, the Company does not believe that any increases in the property operating expenses or taxes would significantly impact the operating results of the Company during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the lease or financial support agreement, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.

         The Company plans to continue to meet its liquidity needs, including funding additional investments in 2000, paying its quarterly dividends (with increases consistent with its current practices) and funding the debt service on the 10.50% Convertible Subordinated Debentures, the 6.55% Convertible Subordinated Debentures, the Unsecured Credit Facility, the Term Loan Facility, and the Unsecured Notes from its cash flows, the proceeds of mortgage loan repayments, sales of real estate investments and mortgage notes receivable, and capital market financings. The Company is presently negotiating additional capital market financing, the proceeds of which are expected to repay the Term Loan Facility, the Unsecured Credit Facility and to fund other general corporate purposes. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company, however, cannot be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

Impact of Inflation

         Inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to 23 years, further reducing the risk of any adverse effects of inflation to the Company. The Unsecured Credit Facility bears interest at a variable rate; therefore, the amount of interest payable under the Unsecured Credit Facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation.

Year 2000 Issue

         During 1999, the Company completed its remediation and testing of systems in connection with the Year 2000 issue. As a result of these efforts, the Company experienced no disruptions or malfunctions at any of its properties. The Company incurred costs of less than $50,000 in connection with testing and remediation for the Year 2000 issue.

Market Risk

         The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. The Company has no market risk with respect to derivatives and foreign currency fluctuations. Management uses daily monitoring of market conditions and analytical techniques to manage this risk.

         At December 31, 1999 and 1998, the fair value of the Company's variable rate debt approximates its carrying value of $365.7 million and $350.2 million, respectively. By definition, because the interest rate is variable, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 1999 and 1998 carrying value of $365.7 million and $350.2 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $3.7 million and $3.5 million, respectively. The interest rate on variable rate debt is based on and variable with European interbank interest rates (LIBOR).

         At December 31, 1999 and 1998, the carrying value of the Company's fixed rate debt is $198.2 million and $209.7 million, respectively, and the fair value of the Company's fixed rate debt is approximately $190.9 million and $209.7 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical increase in fair value resulting from a one percentage point increase in interest rates, is $4.1 million and $7.2 million, respectively, for aggregate fixed rate debt.

         At December 31, 1999 and 1998, the carrying value of the Company's fixed rate mortgage notes receivable is $253.5 million and $237.6 million, respectively, and the fair value is approximately $232.1 million and $237.6 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in the Capstone merger on October 15, 1998, adjusted to published U.S. Treasury yields. Market risk, at December 31, 1999 and 1998, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $10.6 million and $10.7 million, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Cautionary Language Regarding Forward Looking Statements

         Statements in this Annual Report on Form 10-K that are not historical, factual statements are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements include, among other things, statements regarding the intent, belief or expectations of the Company and its officers and can be identified by the use of terminology such as "may", "will", "expect", "believe", "intend", "plan", "estimate", "should" and other comparable terms. In addition, the Company, through its senior management, from time to time makes forward looking oral and written public statements concerning the Company's expected future operations and other developments. Shareholders and investors are cautioned that, while forward looking statements reflect the Company's good faith beliefs and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Actual results may differ materially from the expectations contained in the forward looking statements as a result of various factors. For a more detailed discussion of these, and other factors, see Item 1 of the Company's Form 10-K for the fiscal year ended December 31, 1999.

                                   Report of
                              INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS
HEALTHCARE REALTY TRUST INCORPORATED


         We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                             /s/ Ernst & Young, LLP



Nashville, Tennessee
January 25, 2000

                                  Consolidated
                                 BALANCE SHEETS

                                                                                               December 31,
                                                                                  -----------------------------------
(Dollars in thousands)                                                                  1999                 1998
---------------------------------------------------------------------------------------------------------------------
ASSETS
Real estate properties:
     Land                                                                         $    150,591           $    140,617
     Buildings and improvements                                                      1,223,387              1,169,941
     Personal property                                                                   5,165                  4,825
     Construction in progress                                                           20,003                 72,172
                                                                                  -----------------------------------
                                                                                     1,399,146              1,387,555
     Less accumulated depreciation                                                     (83,996)               (50,116)
                                                                                  -----------------------------------
Total real estate properties, net                                                    1,315,150              1,337,439

Cash and cash equivalents                                                                3,396                 12,710
Restricted cash                                                                            990                  1,701
Mortgage notes receivable                                                              253,459                237,617
Other assets, net                                                                       34,969                 22,956
                                                                                  -----------------------------------
Total assets                                                                      $  1,607,964           $  1,612,423
                                                                                  ===================================


LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Notes and bonds payable                                                      $    563,884           $    559,924
     Accounts payable and accrued liabilities                                           17,658                 22,824
     Other liabilities                                                                   8,519                 11,971
                                                                                  -----------------------------------
Total liabilities                                                                      590,061                594,719
                                                                                  -----------------------------------

Commitments                                                                                 --                     --

Stockholders' equity:
     Preferred stock, $.01 par value; 50,000,000 shares authorized;
         issued and outstanding 1999 and 1998 - 3,000,000                                   30                     30
     Common stock, $.01 par value; 150,000,000 shares authorized;
         issued and outstanding 1999 - 40,004,579; 1998 - 39,792,775                       400                    398
     Additional paid-in capital                                                      1,054,405              1,049,039
     Deferred compensation                                                              (9,509)               (10,662)
     Cumulative net income                                                             215,373                129,346
     Cumulative dividends                                                             (242,796)              (150,447)
                                                                                  -----------------------------------
Total stockholders' equity                                                           1,017,903              1,017,704
                                                                                  -----------------------------------
Total liabilities and stockholders' equity                                        $  1,607,964           $  1,612,423
                                                                                  ===================================




                           See accompanying notes.

                                  Consolidated
                              STATEMENTS OF INCOME

                                                                               Year Ended December 31,
                                                                     -----------------------------------------
(Dollars in thousands, except per share data)                             1999            1998           1997
--------------------------------------------------------------------------------------------------------------
REVENUES
     Master lease rental income                                      $    92,070    $    47,512    $    40,298
     Property operating income                                            57,778         35,269         14,631
     Straight line rent                                                    6,885          1,265              0
     Mortgage interest income                                             26,254          5,120             84
     Management fees                                                       2,727          2,056          1,499
     Interest and other income                                             1,543          1,207          3,284
                                                                     -----------------------------------------
                                                                         187,257         92,429         59,796
                                                                     -----------------------------------------

EXPENSES
     General and administrative                                            7,287         11,126          3,807
     Property operating expenses                                          21,077         11,978          5,008
     Interest                                                             38,603         13,057          7,969
     Depreciation                                                         38,566         15,965         11,468
     Amortization                                                            473            499            332
                                                                     -----------------------------------------
                                                                         106,006         52,625         28,584
                                                                     -----------------------------------------
     Net income before net gain on
          real estate disposals                                           81,251         39,804         31,212
     Net gain on real estate disposals                                     4,776            675              0
                                                                     -----------------------------------------
     Net income                                                      $    86,027    $    40,479    $    31,212
                                                                     =========================================
     Net income per share - Basic                                    $      2.02    $      1.66    $      1.71
                                                                     =========================================
     Net income per share - Diluted                                  $      1.99    $      1.63    $      1.68
                                                                     =========================================
     Shares outstanding - Basic                                       39,326,594     24,043,942     18,222,243
                                                                     =========================================
     Shares outstanding - Diluted                                     39,810,306     24,524,600     18,572,492
                                                                     =========================================




                            See accompanying notes.

                                  Consolidated
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               Additional                Cumulative                    Total
(Dollars in thousands,             Preferred     Common          Paid-In     Deferred        Net      Cumulative   Stockholders'
except per share data)               Stock       Stock           Capital   Compensation    Income      Dividends      Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        $--          $139         $  264,614   $ (4,702)     $ 57,655     $ (71,742)    $  245,964
    Issuance of stock                --            52            134,113         --            --            --        134,165
    Shares awarded as deferred
       stock compensation            --             2              3,880     (3,882)           --            --             --
    Deferred stock compensation
       amortization                  --            --                 --        895            --            --            895
    Net income                       --            --                 --         --        31,212            --         31,212
    Dividends ($1.99 per share)      --            --                 --         --            --       (35,764)       (35,764)
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1997         --          193             402,607     (7,689)       88,867      (107,506)       376,472

    Issuance of common stock         --          202             567,734         --            --            --        567,936
    Issuance of preferred stock      30           --              71,956         --            --            --         71,986
    Shares awarded as deferred
       stock compensation            --            2               4,331     (4,274)           --            --             59
    Shares issued from warrants      --            1               2,411         --            --            --          2,412
    Deferred stock compensation
       amortization                  --           --                  --      1,301            --            --          1,301
    Net income                       --           --                  --         --        40,479            --         40,479
    Dividends - common
       ($2.07 per share)             --           --                  --         --            --       (42,386)       (42,386)
    Dividends - preferred
       ($0.46224 per share)          --           --                  --         --            --          (555)          (555)
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1998         30          398           1,049,039    (10,662)      129,346      (150,447)     1,017,704

    Issuance of common stock         --            2               5,345         --            --            --          5,347
    Shares awarded as deferred
       stock compensation            --           --                  21        (21)           --            --             --
    Deferred stock compensation
       amortization                  --           --                  --      1,174            --            --          1,174
    Net income                       --           --                  --         --        86,027            --         86,027
    Dividends - common
       ($2.15 per share)             --           --                  --         --            --       (85,693)       (85,693)
    Dividends - preferred
       ($2.22 per share)             --           --                  --         --            --        (6,656)        (6,656)
                                    -------------------------------------------------------------------------------------------
Balance at December 31, 1999        $30          $400         $1,054,405   $ (9,509)     $215,373     $(242,796)    $1,017,903
                                    ===========================================================================================




                            See accompanying notes.

                           Consolidated Statements of
                                   CASH FLOWS

                                                                                      December 31,
                                                                     -----------------------------------------
(In thousands)                                                            1999           1998           1997
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income                                                      $  86,027     $  40,479      $  31,212
     Adjustments to reconcile net income to cash provided by
        operating activities:
         Depreciation and amortization                                  41,225        17,122         12,073
         Deferred compensation                                           1,153         1,247            672
         Increase (decrease) in deferred income                           (743)         (907)           114
         Decrease in other liabilities                                    (749)       (2,474)            --
         Increase in other assets                                      (17,638)       (7,957)        (2,346)
         Decrease in accounts payable and accrued liabilities           (5,781)      (27,133)        (1,340)
         Increase in straight line rent                                 (6,885)       (1,265)            --
         Charge to operations                                               --         3,373             --
         Gain on sales of real estate                                   (4,776)         (675)            --
                                                                     --------------------------------------
     Net cash provided by operating activities                          91,833        21,810         40,385
                                                                     --------------------------------------

INVESTING ACTIVITIES
     Acquisition and development of real estate properties             (55,664)      (94,066)       (61,813)
     Acquisition and development of mortgages                          (27,475)      (27,851)        (4,708)
     Proceeds from mortgage repayments                                  18,749         8,522             --
     Proceeds from sale of real estate                                  46,929        11,895             --
     Receipt (disbursement) of security deposits                          (481)          134           (976)
     Purchase of Capstone, net of cash acquired                              --        5,437             --
                                                                     --------------------------------------
     Net cash used in investing activities                             (17,942)      (95,929)       (67,497)
                                                                     --------------------------------------

FINANCING ACTIVITIES
     Borrowings on notes and bonds payable                             125,200       425,000         35,300
     Repayments on notes and bonds payable                            (121,608)     (338,689)      (102,618)
     Decrease in notes receivable                                          350           451             --
     Dividends paid                                                    (92,349)      (42,941)       (35,764)
     Proceeds from issuance of common stock                              5,202        37,683        134,165
                                                                     --------------------------------------
     Net cash provided by (used in) financing activities               (83,205)       81,504         31,083
                                                                     --------------------------------------

     Increase (decrease) in cash and cash equivalents                   (9,314)        7,385          3,971
     Cash and cash equivalents, beginning of period                     12,710         5,325          1,354
                                                                     --------------------------------------
     Cash and cash equivalents, end of period                        $   3,396      $ 12,710       $  5,325
                                                                     ======================================




                            See accompanying notes.

                                    Notes to
                       CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         The Company invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, physician clinics, ambulatory surgery centers, inpatient rehab facilities, assisted living facilities, skilled nursing facilities, comprehensive ambulatory care centers, and other facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. As of December 31, 1999, the Company had invested or committed to invest in 285 properties and mortgages located in 34 states, affiliated with 74 healthcare-related entities.

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

Real Estate Properties

         Real estate properties are recorded at cost. Transaction fees and acquisition costs are included with the purchase price as appropriate. The cost of real properties acquired is allocated between land, buildings, and personal property based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over the following estimated useful lives:

                   Buildings and improvements                31.5 or 39.0 years
                   Personal property                           3.0 to 7.0 years

Restricted Cash

         Restricted cash includes security deposits and other funds set aside for capital expenditures on certain investments of the Company.

Mortgage Notes Receivable

         Mortgage notes receivable, substantially all of which were acquired in the Capstone merger (see Note 2), were recorded at their fair value at the date of acquisition. The mortgage portfolio has a weighted average maturity of approximately 5.9 years. Interest rates, which range from 8% to 13%, are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to a minimum increase of 4% of the current interest rate. Substantially all of the mortgages are subject to a prepayment penalty.

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

Other Assets

         Other assets consist primarily of receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from four to forty years. Accumulated amortization was $2.0 million and $1.1 million at December 31, 1999 and 1998, respectively.

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

         In June 1997, the FASB issued Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"). The Company adopted FAS 131 effective for its fiscal year ended December 31, 1998. The adoption of FAS 131 had no impact on the Company, as the Company operates in only one business segment, consisting of investments in healthcare-related properties and mortgages throughout the United States.

Reclassification

         Certain reclassifications have been made in the financial statements for the years ended 1998 and 1997 to conform to the 1999 presentation. These reclassifications had no effect on the results of operations as previously reported.

2.  CAPSTONE MERGER

         On October 15, 1998, the Company acquired Capstone Capital Corporation ("Capstone") in a stock-for-stock merger in which the stockholders of Capstone received a fixed ratio of .8518 shares of the Company's common stock and the holders of Capstone preferred stock received one share of the Company's voting preferred stock in exchange for each share of Capstone preferred stock. The Company issued 18,906,909 shares of common stock and 3,000,000 shares of preferred stock. The transaction was accounted for as a purchase and resulted in no goodwill.

          The purchase price is summarized as follows (in thousands):

Common stock                                                         $    532,554
Preferred stock                                                            72,052
Cash and cash equivalents                                                   8,330
Liabilities assumed                                                       424,897
                                                                     ------------
     Total Purchase Price                                            $  1,037,833
                                                                     ============

         The assets acquired in the Capstone merger are summarized as follows
(in thousands):

Real estate properties                                               $    804,178
Mortgage notes receivable                                                 211,590
Cash and cash equivalents                                                  13,767
Other assets                                                                8,298
                                                                     ------------
     Total Assets Acquired                                           $  1,037,833
                                                                     ============

         The unaudited proforma results of operations for the two years ended December 31, 1998 and 1997, assuming that the Capstone merger had occurred as of the beginning of each of those periods, are (dollars in thousands, except for per share data):

                                                                         1998                1997
                                                                     --------------------------------
         Revenues                                                    $    168,721        $    116,974
         Net income                                                  $     73,186        $     54,234
         Net income per share - Basic                                $       1.74        $       1.39
         Net income per share - Diluted                              $       1.72        $       1.38



3.  REAL ESTATE PROPERTY LEASES

         The Company's properties are generally leased or supported pursuant to noncancelable, fixed-term operating leases and other financial support arrangements with expiration dates from 2000 to 2023. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

         Amounts of rental income received from lessees who accounted for more than 10% of the Company's rental income for the three years in the period ended December 31, 1999 were (in thousands):

                                                       1999                1998               1997
                                                 ----------------------------------------------------
         Healthsouth                             $     24,060        $      4,727        $          0
         Columbia/HCA Healthcare Corporation           23,211              17,125              13,899
         Tenet Healthcare                              17,942              13,713              13,297
         Phycor                                         9,228               8,899               8,218

         Future minimum lease and guaranty payments under the noncancelable operating leases and financial support arrangements as of December 31, 1999 are as follows (in thousands):

         2000                                    $    143,330
         2001                                         141,504
         2002                                         139,479
         2003                                         138,986
         2004                                         143,082
         2005 and thereafter                          735,816
                                                 ------------
                                                 $  1,442,197

4. REAL ESTATE PROPERTIES

         The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 1999 (dollars in thousands).

                                          NUMBER OF                  BUILDINGS AND
                                          FACILITIES                 IMPROVEMENTS    PERSONAL                     ACCUMULATED
                                             (1)          LAND          AND CIP      PROPERTY          TOTAL     DEPRECIATION
------------------------------------------------------------------------------------------------------------------------------
ANCILLARY HOSPITAL FACILITIES:
     Alabama                                   6      $      5,792   $     37,173   $      0       $     42,965   $      1,405
     California                                9            18,375         60,556         44             78,975          6,374
     Florida                                  12             6,042         90,627        122             96,791          7,540
     Texas                                    11             8,989         62,760        276             72,025          8,674
     Virginia                                  9            13,832         65,429         94             79,355          5,533
     Other states                             13            10,545        102,710         67            113,322          6,794
                                        --------------------------------------------------------------------------------------
                                              60            63,575        419,255        603            483,433         36,320
SKILLED NURSING FACILITIES:
     Michigan                                  5               193         12,338        183             12,714          2,507
     Virginia                                  5             1,060         22,589          0             23,649            836
     Colorado                                  3             2,886         23,522          0             26,408          1,662
     Pennsylvania                              3               479         20,138          0             20,617            748
     Tennessee                                 2               228          8,107          0              8,335            537
     Texas                                     2             1,795         17,671          0             19,466          1,340
     Other states                              7             4,625         39,124         32             43,781          4,001
                                        --------------------------------------------------------------------------------------
                                              27            11,266        143,489        215            154,970         11,631
PHYSICIAN CLINICS:
     Florida                                  10            12,260         43,905         51             56,216          3,816
     Virginia                                  6               621          3,188          0              3,809            244
     Maine                                     5             4,284         26,502          0             30,786            979
     Tennessee                                 5             2,943          7,728          0             10,671            347
     Texas                                     2             5,796         15,581         20             21,397          1,238
     Other states                              8             4,674         40,733          1             45,408          1,767
                                        --------------------------------------------------------------------------------------
                                              36            30,578        137,637         72            168,287          8,391
COMPREHENSIVE AMBULATORY CARE
CENTERS:
     Florida                                   6             2,593         36,637          0             39,230          1,437
     Texas                                     2             1,643         20,008         69             21,720          3,351
     Other states                              5             9,196         54,595          7             63,798          1,746
                                        --------------------------------------------------------------------------------------
                                              13            13,432        111,240         76            124,748          6,534
 AMBULATORY SURGERY CENTERS:
     Florida                                   1             2,200          3,944          0              6,144              8
     Missouri                                  1             1,686          3,621          0              5,307            132
     Nevada                                    1               940          2,861          0              3,801            400
     Texas                                     1               510          1,514         15              2,039            330
     Other states                              3               558          3,494          9              4,061            286
                                        --------------------------------------------------------------------------------------
                                               7             5,894         15,434         24             21,352          1,156
INPATIENT REHABILITATION FACILITIES
     Alabama                                   1                 0         17,722          0             17,722            562
     Florida                                   1                 0         11,703          0             11,703            372
     Pennsylvania                              6             4,718        107,529          0            112,247          3,780
     Texas                                     1             1,117         11,800          0             12,917            436
                                        --------------------------------------------------------------------------------------
                                               9             5,835        148,754          0            154,589          5,150
ASSISTED LIVING FACILITIES:
     Florida                                   3             1,171         18,957          0             20,128             78
     Missouri                                  4               206          5,909          0              6,115            219
     Pennsylvania                              7             1,490         28,908          0             30,398            991
     Texas                                     8                 0         70,824          0             70,824          2,603
     Virginia                                  3               889         15,846          0             16,735            586
     Other states                              7             2,899         43,635          0             46,534          1,437
                                        --------------------------------------------------------------------------------------
                                              32             6,655        184,079          0            190,734          5,914
OTHER:
     Arizona                                   1               582          2,952          0              3,534             96
     Florida                                   2               911          3,843          0              4,754            147
     Missouri                                  1             2,040          8,857          0             10,897            343
     Texas                                     3             1,667         14,361        441             16,469          1,913
     Virginia                                  6             2,385         26,314        129             28,828          1,831
     Other states                              5             5,771         27,173         38             32,982          2,851
                                        --------------------------------------------------------------------------------------
                                              18            13,356         83,500        608             97,464          7,181
     Corporate property                        0                 0              2      3,567              3,569          1,719
                                        --------------------------------------------------------------------------------------
     Total property                          202      $    150,591   $  1,243,390   $  5,165       $  1,399,146   $     83,996
                                        ======================================================================================

(1) Includes 6 lessee developments.

5.  NOTES AND BONDS PAYABLE

         Notes and bonds payable at December 31, 1999 and 1998 consisted of the following (in thousands):

                                                                               December 31,
                                                                     ------------------------------
                                                                        1999                1998
---------------------------------------------------------------------------------------------------
     Unsecured credit facility                                       $  252,000          $  171,000
     Term loan facility                                                 113,700             179,200
     Unsecured notes                                                     54,000              72,000
     6.55% convertible subordinated debentures, net                      73,836              73,219
     10.50% convertible subordinated debentures, net                      3,573               3,823
     Mortgage notes payable                                              59,775              60,682
     Other note payable                                                   7,000                  --
                                                                     ------------------------------
                                                                     $  563,884          $  559,924
                                                                     ==============================

Unsecured Credit Facility

         On October 15, 1998, concurrent with the Capstone merger, the Company repaid the outstanding balances under both Capstone and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility (the "Unsecured Credit Facility") with ten commercial banks. The Unsecured Credit Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. In addition, the Company will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. The Unsecured Credit Facility contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 1999, the Company had available borrowing capacity of $13.0 million under the Unsecured Credit Facility.

Term Loan Facility

         On October 15, 1998, concurrent with the Capstone merger, the Company entered into a $200.0 million unsecured term loan (the "Term Loan Facility") with Bank of America (formerly NationsBank). Effective January 14, 2000, the Company amended its Term Loan Facility agreement with Bank of America. The Term Loan Facility, as amended, bears interest at LIBOR plus 2.00%, payable quarterly, and matures on April 14, 2000. If the balance on the Term Loan Facility exceeds $25.0 million on March 14, 2000, the interest rate will increase to LIBOR plus 2.50%. The Term Loan Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements, as well as restrictions on dividend payments if minimum tangible capital requirements are not met. At December 31, 1999, the Company had no additional available borrowing capacity under the Term Loan Facility.

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

Convertible Subordinated Debentures

         As part of the Capstone merger, the Company assumed and recorded at fair value $74.7 million aggregate face amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") of Capstone. At December 31, 1999, the Company had approximately $73.8 million aggregate principal amount of 6.55% Debentures outstanding with a face amount of $74.7 million and unaccreted discount of $0.9 million. Such rate of interest and accretion of discount represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are due on March 14, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on March 16, 2000. Interest on the 6.55% Debentures is payable on March 14 and September 14 in each year. The 6.55% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price rate of 33.6251 shares per $1 thousand bond.

         Also, as part of the Capstone merger, the Company assumed and recorded at fair value $3.8 million aggregate face amount of 10.5% Convertible Subordinated Debentures (the "10.5% Debentures") of Capstone. At December 31, 1999, the Company had approximately $3.6 million aggregate principal amount of 10.5% Debentures outstanding with a face amount of $3.4 million and unamortized premium of $0.2 million. Such rate of interest and amortization of premium represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The

10.5% Debentures are due on April 1, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on April 5, 2000. Interest on the 10.5% Debentures is payable on April 1 and October 1 in each year. The 10.5% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity at a conversion price rate of 52.8248 shares per $1 thousand bond.

Mortgage Notes

         As part of the Capstone merger, the Company assumed six nonrecourse mortgage notes payable, and the related collateral, as follows (dollars in millions):

                                                                                           Book Value
                                                                                        Of Collateral at      Balance at
                         Original                                                          December 31,      December 31,
Mortgagor                 Balance  Interest Rate          Collateral                           1999              1999
-------------------------------------------------------------------------------------------------------------------------
Life Insurance Co.        $ 23.3      8.500%         Ancillary hospital facility              $ 41.2            $ 22.6
Life Insurance Co.           4.7      7.625%         Ancillary hospital facility                10.4               4.4
Life Insurance Co.          17.1      8.125%         Two Ambulatory surgery centers             35.7              16.6
                                                     & one ancillary hospital facility
Bank                        17.0      8.500%         Six skilled nursing facilities             28.8              16.2
                         ------------------------------------------------------------------------------------------------
                          $ 62.1                                                              $116.1            $ 59.8
                         ================================================================================================

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

Other Notes

         On July 31, 1999, the Company entered into a $7.0 million note with a commercial institution. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

         Future maturities of long-term debt are as follows (in thousands):

         2000                                    $    149,092
         2001                                         271,653
         2002                                          98,075
         2003                                           1,971
         2004                                          17,061
         2005 and thereafter                           26,032
                                                 ------------
                                                 $    563,884
                                                 ============

         During the years ended December 31, 1999, 1998 and the 1997, interest paid totaled $41.5 million, $11.1 million and $9.0 million, and capitalized interest totaled $1.9 million, $1.4 million and $0.7 million, respectively.


6.  STOCKHOLDERS' EQUITY

         The Company had common and preferred shares outstanding as of the three years ended December 31, 1999 as follows:

                                                                                  Year Ended December 31,
                                                                  --------------------------------------------------
                                                                     1999                1998                1997
                                                                     ----                ----                ----
Common Shares
       Balance, beginning of period                               39,792,775          19,285,927          13,898,777
       Issuance of stock                                             210,754          20,226,981           5,235,761
       Shares awarded as deferred stock compensation                   1,050             148,357             143,716
       Shares issued from warrants                                        --             131,510               7,673
                                                                  --------------------------------------------------
       Balance, end of period                                     40,004,579          39,792,775          19,285,927
                                                                  ==================================================

Preferred Shares
       Balance, beginning of period                                3,000,000                  --                  --
       Issuance of stock                                                  --           3,000,000                  --
                                                                  --------------------------------------------------
       Balance, end of period                                      3,000,000           3,000,000                  --
                                                                  ==================================================

         On October 15, 1998, the Company issued 18,906,909 shares of common stock and 3,000,000 shares of 8 7/8% Series A Voting Cumulative preferred stock, par value $.01 per share, in a stock-for-stock merger with Capstone Capital Corporation (see Note 2). Upon dissolution of the Company, the preferred stock is senior to common stock with respect to dividend rights and rights upon dissolution. Holders of preferred stock are entitled to receive cumulative preferential cash dividends of 8 7/8 % per annum of the liquidation preference of $25.00 per share payable quarterly, in arrears. Preferred stock is not redeemable prior to September 30, 2002. On or after September 2002, the Company, at its option, may redeem preferred stock, in whole or in part, at any time or from time to time, at the redemption price. The holder of each share of preferred stock has one vote, together with the holders of common stock, on all matters on which stockholders may vote.

         In July 1998, warrants for 128,149 shares of common stock were exercised. At December 31, 1999 and 1998, the Company has no warrants outstanding. During April and May 1998, the Company sold an aggregate of 49,953 shares of common stock to a single institutional investor. In February 1998, the Company participated in two unit investment trust offerings and sold an aggregate of 1,224,026 shares of its common stock. The Company received an aggregate of $37.1 million in proceeds for these transactions. The proceeds were used to repay outstanding borrowings under the Company's previous unsecured credit facility, acquisitions, developments and for general corporate purposes.

         Effective February 14, 1997, the Company sold 5,175,000 shares of its common stock in a secondary offering (the "Secondary Offering") under its currently effective registration statement pertaining to $250.0 million of equity securities, debt securities and warrants. The Company received $133.4 million in net proceeds. Promptly thereafter, the net proceeds were used, in part, to extinguish $71.9 million of indebtedness outstanding under the Company's previous unsecured credit facility, and to repay or defease secured indebtedness in the total amount of $6.7 million. Remaining proceeds of the Secondary Offering of approximately $57.2 million were invested in additional property acquisitions, build-to-suit property development and for general corporate purposes.

7.  BENEFIT PLANS

Executive Retirement Plan

         The Company has an Executive Retirement Plan, under which an executive designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the executive reaches age 65 and has completed five years of service with the Company) 60% of the executives' final average earnings (defined as the average of the executive's highest three years' earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the executive.

Retirement Plan for Outside Directors

         The Company has a retirement plan for outside directors which, upon retirement, will pay annually, for a period not to exceed 15 years, an amount equal to the director's pay immediately preceding retirement from the Board.

Retirement Plan Information

         Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years ended December 31, 1999 is comprised of the following (in thousands):

                                                                               1999                1998
-------------------------------------------------------------------------------------------------------------
         Service cost                                                      $     233             $     775
         Interest cost                                                           141                   103
         Other                                                                   (27)                   10
                                                                           -------------------------------
                                                                           $     347             $     888
                                                                           ===============================

         The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 1999 and 1998 (in thousands).

                                                                               1999                1998
-------------------------------------------------------------------------------------------------------------
         Benefit obligation at beginning of year                           $   2,553             $   1,213
                Service cost                                                     233                   775
                Interest cost                                                    141                   103
                Other                                                            (27)                   10
                Actuarial gain (loss)                                           (576)                  452
                                                                           -------------------------------
         Benefit obligation at end of year                                     2,324                 2,553
                Unrecognized net actuarial (gain) loss                           214                  (362)
                                                                           -------------------------------
         Net pension liability in accrued liabilities                      $   2,538             $   2,191
                                                                           ===============================

         Accounting for the Executive Retirement Plan for the years ended December 31, 1999 and 1998 assumes discount rates of 8.03% and 7.04%, respectively, and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 8.03% and 7.04%, respectively.

8.  STOCK PLANS AND WARRANTS

1993 Employees Stock Incentive Plan

         The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock, (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 1999 and 1998, the Company had a total of 2,480,326 and 2,464,441 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 1999 and 1998, the Company had issued a total of 520,017 and 520,017, and had specifically reserved, but not issued, a total of 445,000 and 445,000 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The issuance of Reserved Stock to eligible employees is contingent upon the achievement of specific performance criteria. The Reserved Stock awards are subject to fixed vesting periods varying from four to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Reserved Stock has been issued, the employee has the right to receive dividends and the right to vote the shares. For 1999 and 1998, compensation expense resulting from the amortization of the value of these shares was $1.1 million and $1.2 million, respectively.

Non-Employee Directors' Stock Plan

         Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the Directors' stock vests in each Director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the Director's service, at no cost to the Company. As of December 31, 1999 and 1998, the Company had a total of 94,750 and 95,800 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 1999 and 1998, the Company had issued a total of 14,523 and 13,473 shares, respectively, pursuant to the 1995 Directors' Plan. For 1999 and 1998, compensation expense resulting from the amortization of the value of these shares was $30,943 and $89,792 respectively.

1995 Employee Stock Purchase Plan

         As of December 31, 1999 and 1998, the Company had a total of 772,819 and 851,232 shares authorized under the 1995 Employee Stock Purchase Plan (the "Employee Purchase Plan"), respectively, that had not been issued or optioned. Under the Employee Purchase Plan, each eligible employee as of May 1995 and each subsequent January 1 has been or shall be granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"), but at not less than book value per share as of the December 31 immediately preceding the date of grant. The number of shares subject to each year's option becomes fixed on the date of grant. Eligible employees include those employees who were employed by the Company or a subsidiary on a full-time basis as of May 1995 and those employees with six months of service who are so employed by the Company or subsidiary as of each subsequent January
1. Options granted under the Employee Purchase Plan expire if not exercised 27 months after each such option's date of grant. The Employee Purchase Plan results in no compensation expense to the Company.

         A summary of Employee Purchase Plan activity and related information for the years ended December 31 is as follows:

                                                                                                All Options
                                                                          -------------------------------------------------------
                                                                                1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                                     85,716              65,573              71,073
Granted                                                                           144,886              74,472              69,930
Exercised                                                                          (5,524)            (12,289)            (40,631)
Forfeited                                                                         (37,775)            (31,799)            (23,723)
Expired                                                                           (28,698)            (10,241)            (11,076)
                                                                          -------------------------------------------------------
Outstanding and exercisable at end of year                                        158,605              85,716              65,573
Weighted-average fair value of options granted during the year
   (calculated as of the grant date)                                      $          0.76     $          5.94     $          3.12
Weighted-average exercise price of options exercised during the year      $         18.00     $         20.69     $         19.48
Weighted-average exercise price of options outstanding (calculated as
   of December 31)                                                        $         22.57     $         19.10     $         21.58
Range of exercise prices of options outstanding (calculated as of
   December 31)                                                           $  19.52-$23.76     $  18.43-$19.52     $  19.71-$22.47
Weighted-average contractual life of outstanding options (calculated
   as of December 31, in years)                                                       1.0                 0.9                 0.9

         The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1999, 1998 and 1997; risk-free interest rates of 6.24%, 5.00% and 6.00%; a dividend yield of 9.87%, 7.13% and 8.02%; a volatility factor of the expected market price of the Company's Common Stock of .178, .139 and .096; and an expected life of the option of 1.13 years, respectively.

         The pro forma effect on net income and earnings per share for the three years in the period ended December 31, 1999, calculated in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" is as follows (dollars in thousands, except for per share data):

                                                                             1999                1998                1997
                                                                          --------------------------------------------------
Proforma net income                                                       $   85,917          $   40,037          $   30,994
Proforma earnings per share
         Basic                                                            $     2.02          $     1.64          $     1.70
         Assuming dilution                                                $     1.99          $     1.61          $     1.67

         The Company is proposing a 2000 Employee Stock Purchase Plan which will be voted on at the Company's annual shareholders' meeting in May 2000.

Other

         In 1993, the Company issued warrants to purchase up to 188,712 shares of common stock (the "Warrants"). The Warrants were exercisable for a period of four years commencing July 1, 1994 at a price of $19.50 per share, the then current fair market value, subject to adjustment under applicable antidilution provisions. The holders of the Warrants had the right to require the Company to include the common stock underlying such Warrants in any registration statement filed by the Company at the Company's expense. As of December 31, 1998, all Warrants had either been exercised or cancelled.

         At December 31, 1999 and 1998, the Company had authorized 3,347,895 and 3,430,112 shares, respectively, for future issuance under stock plans.

         The Company has revised its discretionary bonus incentive plan to include restricted stock as part of bonuses for employees in management positions. These restricted stock shares will vest over periods ranging from three to five years. If an employee terminates employment with the Company before the end of the vesting period, the shares are forfeited at no cost to the Company. The Company's first bonus under this plan was issued March 1, 2000.

9.  NET INCOME PER SHARE

         The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 1999.

                                                                            Year Ended         Year Ended           Year Ended
                                                                           Dec. 31, 1999      Dec. 31, 1998        Dec. 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
BASIC EPS
       Average Shares Outstanding                                              39,857,587          24,573,885          18,605,876
       Actual Restricted Stock Shares                                            (530,993)           (529,943)           (383,633)
                                                                          -------------------------------------------------------
     Denominator - Basic                                                       39,326,594          24,043,942          18,222,243
                                                                          =======================================================
     Net Income                                                           $    86,026,559     $    40,478,407     $    31,312,289
       Preferred Stock Dividend                                                (6,655,726)           (554,688)                  0
                                                                          -------------------------------------------------------
     Numerator - Basic                                                    $    79,370,833     $    39,923,719     $    31,212,289
                                                                          =======================================================
     Per share amount                                                     $          2.02     $          1.66     $          1.71
                                                                          =======================================================
DILUTED EPS
       Average Shares Outstanding                                              39,857,587          24,573,885          18,605,876
       Actual Restricted Stock Shares                                            (530,993)           (529,943)           (383,633)
           Dilution for Convertible Debentures                                          0              40,017                   0
           Restricted Shares - Treasury                                           482,496             405,235             276,890
       Dilution For Employee Stock Purchase Plan                                    1,216              15,597              25,032
           Dilution for Warrants                                                        0              19,809              48,327
                                                                          -------------------------------------------------------
       Denominator - Diluted                                                   39,810,306          24,524,600          18,572,492
                                                                          =======================================================
       Numerator - Basic                                                  $    79,370,833     $    39,923,719     $    31,212,289
           Convertible Subordinated Debenture Interest                                  0              63,638                   0
                                                                          -------------------------------------------------------
       Numerator - Diluted                                                $    79,370,833     $    39,987,357     $    31,212,289
                                                                          =======================================================
       Per share amount                                                   $          1.99     $          1.63     $          1.68
                                                                          =======================================================

10. COMMITMENTS AND CONTINGENCIES

         As of December 31, 1999, the Company had a net investment of approximately $20.0 million in six build-to-suit developments in progress, which have a total remaining funding commitment of approximately $37.6 million. Further, the Company has commitments to purchase or provide funding for the construction of other properties totaling $12.4 million at December 31, 1999. The Company also has six mortgages under development at December 31, 1999, which have a total remaining funding commitment of approximately $1.9 million.

         As part of the Capstone merger, agreements were entered into with three individuals affiliated with Capstone that restrict competitive practices and which the Company believes will protect and enhance the value of the real estate properties acquired from Capstone. These agreements provide for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001, and 2002, provided all terms of the agreements are met. Upon issuance, these shares are valued at $28.0714 per share, the valuation as of the date of the Capstone merger. The Company issued 150,000 shares during 1999 pursuant to these agreements.

         On March 22, 1999, HR Acquisition I Corporation, formerly known as Capstone Capital Corporation ("HRT"), a wholly-owned subsidiary of the Company, filed suit against Medistar Corporation and its affiliate, Medix Construction Company in United States District Court for the Northern District of Alabama, Southern Division. HRT is seeking damages in excess of two million dollars arising out of the development and construction of four real estate projects located in different parts of the United States. Medistar and Medix served as the developer and contractor, respectively, for the projects. HRT has asserted claims for damages relating to, among others, alleged breaches of the development and contracting obligations, failure to perform in accordance with contract terms and specifications, and other deficiencies in performance by Medistar and Medix. On June 10, 1999, Medistar and Medix filed its answer and counterclaim asserting a variety of alleged legal theories, claims for damages for alleged deficiencies by HRT and the Company in the performance of alleged obligations, and for damage to their business reputation. Attempts at mediation have not resulted in a settlement of the disputes. The Company's prosecution of its claims and defense of the counterclaims will be vigorous. While the Company cannot predict the range of possible loss or outcome, the Company believes that, even though the asserted cross claims seek substantial monetary damages, the allegations made by Medistar and Medix are not factually or legally meritorious, are subject to sustainable defenses and are, to a significant extent, covered by liability insurance.

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

                                                                             Year Ended Dec. 31,
                                                                     --------------------------------
                                                                               (unaudited)
(Dollars in thousands except per share data)                              1999               1998
-----------------------------------------------------------------------------------------------------
NET INCOME (1)                                                       $     86,027        $     40,479
       NON-RECURRING ITEMS (2)                                                  0               6,308
     GAIN OR LOSS ON DISPOSITIONS (3)                                      (4,776)               (675)
     STRAIGHT LINE RENTS                                                   (6,885)             (1,264)
     PREFERRED STOCK DIVIDEND                                              (6,656)               (555)
     DEPRECIATION
       Real estate                                                         38,017              15,374
       Office F, F & E                                                          0                   0
       Leasehold improvements                                                   0                   0
       Other non-revenue producing assets                                       0                   0
                                                                     --------------------------------
                                                                           38,017              15,374

       AMORTIZATION
           Acquired property contracts                                          0                   0
           Other non-revenue producing assets                                   0                   0
           Organization costs                                                   0                   0
                                                                                0                   0
                                                                     --------------------------------
     DEFERRED FINANCING COSTS                                                   0                   0
                                                                     --------------------------------
     TOTAL ADJUSTMENTS                                                     19,700              19,188
                                                                     --------------------------------
Funds From Operations - Basic                                        $    105,727        $     59,667
                                                                     ================================
       Convertible Subordinated Debenture Interest                              0                  64
                                                                     ================================
Funds From Operations - Diluted                                      $    105,727        $     59,731
                                                                     ================================
Shares Outstanding - Basic                                             39,326,594          24,043,942
                                                                     ================================
Shares Outstanding - Diluted                                           39,810,306          24,524,600
                                                                     ================================
Funds From Operations Per Share - Basic                              $       2.69        $       2.48
                                                                     ================================
Funds From Operations Per Share - Diluted                            $       2.66        $       2.44
                                                                     ================================

(1) 1999 and 1998 amounts include $1.2 million and $1.3 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.
(2) Represents charges primarily to write off certain capitalized costs, leasehold improvements, organization and other deferred costs in 1998.
(3) Represents net gains from sales of real estate properties.

Return of Capital

         Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 1999, 1998 and 1997, dividends paid per share of common stock were $2.15, $2.07 and $1.99, respectively, which consisted of ordinary income per share of $2.00, $2.07 and $1.72 and return of capital per share of $0.15, $0.00 and $0.27 respectively. For the years ended December 31, 1999 and 1998, dividends paid per share of preferred stock were $2.22 and $0.46, respectively, all of which was ordinary income.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, receivables and payables are a reasonable estimate of their fair value at December 31, 1999 and 1998 due to their short term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 1999 and 1998, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 1999 is approximately $7.3 million greater than the fair value. The carrying amount of the Company's mortgage notes receivable at December 31, 1999 is approximately $21.4 million greater than the fair value. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in the Capstone merger on October 15, 1998, adjusted to published U.S. Treasury yields. At December 31, 1998, the carrying value of notes and bonds payable and mortgage notes receivable approximated fair value.

13.  SUBSEQUENT EVENTS

         On January 25, 2000, the Company declared an increase in its quarterly common stock dividend from $.545 per share ($2.18 annualized) to $.55 per share ($2.20 annualized) payable on February 16, 2000 to shareholders of record on February 4, 2000. The Company also announced its quarterly preferred stock dividend of $.55469 per share ($2.22 annualized) payable on February 29, 2000 to shareholders of record on February 4, 2000.


14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information includes certain reclassifications to conform to the December 31, 1999 presentation. This information for the years ended December 31, 1999 and 1998 is summarized below:

                                                                        Quarter Ended
                                                -------------------------------------------------------------------

(In thousands, except per share data)                 March 31        June 30      September 30      December 31
-------------------------------------------------------------------------------------------------------------------
1999
Total revenue                                    $      45,148    $    46,160       $    46,518      $    49,431
                                                 ---------------------------------------------------------------
Net income                                       $      20,742    $    20,592       $    20,230      $    24,463
                                                 ---------------------------------------------------------------
Funds from operations - Basic                    $      25,730    $    26,362       $    26,530      $    27,105
                                                 ---------------------------------------------------------------
Funds from operations - Diluted                  $      25,730    $    26,420       $    26,610      $    27,105
                                                 ---------------------------------------------------------------
Net income per share - Basic                     $        0.49    $      0.48       $      0.47      $      0.58
                                                 ---------------------------------------------------------------
Net income per share - Diluted                   $        0.48    $      0.48       $      0.47      $      0.57
                                                 ---------------------------------------------------------------
Funds from operations per share - Basic          $        0.66    $      0.67       $      0.68      $      0.69
                                                 ---------------------------------------------------------------
Funds from operations per share - Diluted        $        0.65    $      0.66       $      0.67      $      0.68
                                                 ---------------------------------------------------------------

1998
Total revenue                                    $      17,333    $    17,730       $    18,325      $    39,041
                                                 ---------------------------------------------------------------
Net income                                       $       8,606    $     9,381       $     3,050      $    19,442
                                                 ---------------------------------------------------------------
Funds from operations - Basic                    $      11,604    $    12,316       $    12,368      $    23,379
                                                 ---------------------------------------------------------------
Funds from operations - Diluted                  $      11,604    $    12,316       $    12,368      $    23,443
                                                 ---------------------------------------------------------------
Net income per share - Basic                     $        0.44    $      0.46       $      0.15      $      0.52
                                                 ---------------------------------------------------------------
Net income per share - Diluted                   $        0.43    $      0.45       $      0.15      $      0.51
                                                 ---------------------------------------------------------------
Funds from operations per share - Basic          $        0.60    $      0.61       $      0.61      $      0.65
                                                 ---------------------------------------------------------------
Funds from operations per share - Diluted        $        0.59    $      0.60       $      0.60      $      0.64
                                                 ---------------------------------------------------------------