Form 10-K405, Exhibit 13
period 2000-12-31
HEALTHCARE REALTY TRUST INC
filed 2001-03-23
CIK 899749

                                                                      Exhibit 13

                               Selected Financial
                              I N F O R M A T I O N

         The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                              Years Ended December 31,
                                                      ----------------------------------------------------------------------------
                                                           2000            1999          1998 (2)          1997           1996
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
   Total revenues                                     $    195,338    $    187,257    $     92,429    $     59,796    $     38,574
   Interest expense                                   $     42,995    $     38,603    $     13,057    $      7,969    $      7,344
   Net income                                         $     79,801    $     86,027    $     40,479    $     31,212    $     19,732
   Net income per common share - Basic                $       1.85    $       2.02    $       1.66    $       1.71    $       1.52
   Net income per common share - Diluted              $       1.82    $       1.99    $       1.63    $       1.68    $       1.49
   Weighted average common shares outstanding
     - Basic                                            39,544,400      39,326,594      24,043,942      18,222,243      13,014,286
   Weighted average common shares outstanding
     - Diluted                                          40,301,409      39,810,306      24,524,600      18,572,492      13,261,291

BALANCE SHEET DATA (AS OF THE END OF THE PERIOD):
   Real estate properties, net                        $  1,358,826    $  1,315,150    $  1,337,439    $    466,273    $    416,034
   Total assets                                       $  1,587,076    $  1,607,964    $  1,612,423    $    488,514    $    427,505
   Notes and bonds payable                            $    536,781    $    563,884    $    559,924    $    101,300    $    168,618
   Total stockholders' equity                         $  1,008,037    $  1,017,903    $  1,017,704    $    376,472    $    245,964

OTHER DATA:
   Funds from operations - Basic (1)                  $    105,378    $    105,727    $     59,667    $     42,337    $     28,036
   Funds from operations - Diluted (1)                $    105,653    $    105,727    $     59,731    $     42,337    $     28,036
   Funds from operations per common share
      - Basic (1)                                     $       2.66    $       2.69    $       2.48    $       2.32    $       2.15
   Funds from operations per common share
      - Diluted (1)                                   $       2.62    $       2.66    $       2.44    $       2.28    $       2.11
   Dividends declared and paid per common
      share                                           $       2.23    $       2.15    $       2.07    $       1.99    $       1.91
----------------------------------------------------------------------------------------------------------------------------------

(1)      See Note 11 to Consolidated Financial Statements.
(2)      See Note 2 to Consolidated Financial Statements.

           Management's Discussion and Analysis of Financial Condition
                            AND RESULTS OF OPERATIONS

OVERVIEW

         Healthcare Realty Trust Incorporated (the "Company") operates under the Internal Revenue Code of 1986, as amended (the "Code"), as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, managing, and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. Management believes that by providing related real estate services, it can differentiate the Company's competitive market position, expand its asset base and increase revenue.

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

RESULTS OF OPERATIONS

2000 Compared to 1999

         For the year ended December 31, 2000, net income was $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million compared to net income of $86.0 million, or $2.02 per basic common share ($1.99 per diluted common share), on total revenues of $187.3 million, for the year ended December 31, 1999. Funds from operations ("FFO") was $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), for the year ended December 31, 2000 compared to $105.7 million, or $2.69 per basic common share ($2.66 per diluted common share), in 1999.

(Dollars in thousands)                                                                   2000           1999
--------------------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                                         $  97,238      $  92,070
   Property operating income                                                             62,400         57,778
   Straight line rent                                                                     7,827          6,885
                                                                                      ------------------------
   Total rental income                                                                  167,465        156,733
   Mortgage interest income                                                              22,755         25,940
   Management fees                                                                        2,785          2,727
   Interest and other income                                                              2,333          1,857
                                                                                      ------------------------
                                                                                        195,338        187,257
                                                                                      ------------------------
EXPENSES
   General and administrative                                                             8,739          7,287
   Property operating expenses                                                           22,628         21,077
   Interest                                                                              42,995         38,603
   Depreciation                                                                          38,994         38,566
   Amortization                                                                             513            473
   Provision for loss on investment                                                       1,000              0
                                                                                      ------------------------
                                                                                        114,869        106,006
                                                                                      ------------------------
   Net income before net gain (loss) on sale of real estate properties                   80,469         81,251
   Net gain (loss) on sale of real estate properties                                       (668)         4,776
                                                                                      ------------------------
   Net income                                                                         $  79,801      $  86,027
                                                                                      ========================

         Total revenues for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.1 million or 4.3% as discussed below:

         - Master lease rent and property operating income increased $9.8 million or 6.5%. During 1999 and 2000, the Company acquired 19 revenue-producing properties, and 13 properties under construction were completed and began operations.

         -        Straight line rent income increased $0.9 million or 13.7%.
                  This increase is primarily attributable to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income that relates to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.

         - Mortgage interest income decreased $3.2 million or 12.3% for 2000 compared to 1999 due to the repayment of 31 mortgages during 1999 and 2000.

         -        Interest and other income increased $0.5 million or 25.6%.
                  During 2000, the Company recognized income of approximately $1.0 million in loan prepayment penalties and exit fees resulting from the repayment of 14 mortgage notes receivable. In 2000, the Company sold a participating interest in one of its notes receivable decreasing the Company's interest income on the note by approximately $0.4 million.

         Total expenses for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.9 million or 8.4% as discussed below:

         - General and administrative expenses increased $1.5 million or 19.9% for 2000 compared to 1999. The primary reason is the increased state tax expense from 1998 through 2000 resulting from the Capstone merger impact on corporate structure coupled with changes in state tax laws. The Company also incurred expenses during 2000 pursuing profit-enhancing initiatives.

         - Property operating expenses and depreciation expense for 2000 compared to 1999 increased $1.6 million or 7.4% and $0.4 million or 1.1%, respectively. During 1999 and 2000, the Company acquired 19 revenue-producing properties, and 13 properties under construction were completed and began operations.

         - Interest expense for 2000 compared to 1999 increased $4.4 million or 11.4%. During 2000, the Company privately placed $70.0 million of unsecured senior notes due 2006 (see Note 5 to Consolidated Financial Statements) resulting in additional interest expense of approximately $4.9 million in 2000. Interest expense on the unsecured credit facility and term loan facility increased approximately $1.5 million from 1999 to 2000 due to an increase in the combined weighted average interest rate of approximately 1.4% while the combined weighted average balance outstanding decreased approximately $57.5 million. Interest expense on the $90.0 million of unsecured senior notes due 2002 decreased approximately $1.3 million due to annual principal payments of $18.0 million. Further, one mortgage note payable assumed in 1998 was defeased, by the Company, at maturity in June 2000 which resulted in a decrease of approximately $0.8 million in interest expense from 1999 to 2000.

         - In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company which was acquired in 1998 in its merger with Capstone Capital Corporation (see Note 2 to Consolidated Financial Statements).

         During 2000, the Company sold six facilities resulting in a net loss of $0.7 million, while the Company's 1999 dispositions resulted in net gains of $4.8 million.

1999 Compared to 1998

         On October 15, 1998, the Company acquired by merger Capstone Capital Corporation ("Capstone"). The purchase price is summarized as follows (in thousands):

--------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------
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
                                                               ============

         The results of operations of the Company have been significantly impacted by the Capstone merger. As a result of this transaction in 1998, the Company acquired 111 properties and 75 mortgages with a fair value of $804.2 million and $211.6 million, respectively. The merger was effective October 15, 1998; therefore, 1998 consolidated revenues and expenses of the Company reflects the impact of the Capstone assets acquired and liabilities assumed for only 2.5 months in 1998 versus the entire year for 1999. The Capstone investments, along with commitments acquired in the merger, resulted in additional master lease rent, straight line rent and property operating income, net of operating expenses, for the year ended December 31, 1999, of $73.5 million, a $59.0 million or 407.1% increase from 1998. Mortgage interest income in 1999 resulting from these Capstone investments was $24.2 million, a $20.4 million or 543.3% increase from 1998. Interest and other income attributed to the Capstone acquisition for the years ended 1999 and 1998 was $1.4 million and $0.4 million, respectively, a 286.2% increase. Depreciation and amortization expense for the year ended December 31, 1999 attributed to the Capstone acquisition was $24.8 million compared to $2.9 million in 1998, a $21.9 million or 739.0% increase.

         For the year ended December 31, 1999, net income was $86.0 million, or $2.02 per basic common share ($1.99 per diluted common share), on total revenues of $187.3 million compared to net income of $40.5 million, or $1.66 per basic common share ($1.63 per diluted common share), on total revenues of $92.4 million, for the year ended December 31, 1998. Funds from operations ("FFO") was $105.7 million, or $2.69 per basic common share ($2.66 per diluted common share), for the year ended December 31, 1999 compared to $59.7 million, or $2.48 per basic common share ($2.44 per diluted common share), in 1998.

(Dollars in thousands)                                                                   1999              1998
------------------------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                                        $   92,070          $  47,512
   Property operating income                                                             57,778             35,269
   Straight line rent                                                                     6,885              1,265
                                                                                     -----------------------------
   Total rental income                                                                  156,733             84,046
   Mortgage interest income                                                              25,940              5,120
   Management fees                                                                        2,727              2,056
   Interest and other income                                                              1,857              1,207
                                                                                     -----------------------------
                                                                                        187,257             92,429
                                                                                     -----------------------------
EXPENSES
   General and administrative                                                             7,287             11,126
   Property operating expenses                                                           21,077             11,978
   Interest                                                                              38,603             13,057
   Depreciation                                                                          38,566             15,965
   Amortization                                                                             473                499
                                                                                     -----------------------------
                                                                                        106,006             52,625
                                                                                     -----------------------------
     Net income before net gain (loss) on sale of real estate properties                 81,251             39,804
     Net gain (loss) on sale of real estate properties                                    4,776                675
                                                                                     -----------------------------
     Net income                                                                      $   86,027          $  40,479
                                                                                     =============================

         Total revenues for the year ended December 31, 1999 compared to the year ended December 31, 1998, increased $94.8 million or 102.6% as discussed below:

         - Master lease rent, straight line rent and property operating income increased $72.7 million or 86.5%. Excluding the impact of the Capstone merger, master lease rent, straight line rent and property operating income increased $4.8 million or 7.0%. During 1999, the Company acquired two revenue-producing properties and 11 properties under construction were completed and began operations.

         - Mortgage interest income increased $20.8 million or 406.6% for the year ended December 31, 1999 compared to 1998 substantially due to the Capstone merger.

         - Interest and other income for the year ended December 31, 1999 was $1.9 million compared to $1.2 million for the year ended December 31, 1998. Excluding the impact of the Capstone merger, interest and other income decreased $0.7 million from 1998 to 1999. In 1998, the Company recognized development fee income from a third party project of $0.5 million, and the Company's average cash balance was higher in 1998 resulting in more interest income for the year.

         - Third party management fees for the year ended December 31, 1999 compared to 1998 increased $0.7 million or 32.6% due primarily to the addition of over 50 buildings with approximately 0.9 million square feet under property management.

         Total expenses for the year ended December 31, 1999 were $106.0 million compared to $52.6 million for 1998, an increase of $53.4 million or 101.4% as discussed below:

         - Interest expense for the year ended December 31, 1999, compared to 1998 increased $25.5 million or 195.6%. In conjunction with the Capstone merger in 1998, the Company repaid the outstanding balances under both Capstone's and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility and a $200.0 million term loan facility. The average outstanding balances under its credit facilities and term loan facility for the year ended 1999 compared to 1998 was $368.1 million and $82.3 million, respectively, increasing interest expense in 1999 by approximately $18.2 million. The subordinated convertible debentures and mortgage notes payable assumed by the Company in the Capstone merger resulted in an increase of $8.6 million in interest expense for the year ended December 31, 1999 compared to 1998. These increases to interest expense discussed above were offset by decreases to interest expense due to an increase in capitalized interest of $0.5 million from 1998 to 1999 and a decrease of $1.3 million to interest expense on the Company's $90.0 million of unsecured notes due 2002 due to annual principal payments of $18.0 million.

         - Depreciation expense increased $22.6 million due substantially to the properties acquired in the Capstone merger. Excluding the effect of the Capstone merger, depreciation expense increased $0.8 million, resulting primarily from the acquisition of 11 properties during 1998 and 1999.

         - Property operating expenses for the year ended December 31, 1999, compared to 1998, increased $9.1 million or 76.0% due mainly to the properties acquired in the Capstone merger.

         - General and administrative expenses decreased $3.8 million or 34.5% for the year ended December 31, 1999, compared to 1998. During 1998, the Company recognized a $6.3 million write-off for certain capitalized software costs, leasehold improvements, organization and other deferred costs which were deemed to have no continuing value and for incremental internal costs incurred in conjunction with the Capstone merger. After consideration of the write-off, the net $2.5 million increase was primarily due to the increased number of employees for property management, development, and other service-based activities, an increase and expansion of the corporate office lease, and the write-off of certain project costs during 1999.

         During 1999, the Company sold five facilities and one partnership interest in a facility resulting in net gains of $4.8 million, while the Company's 1998 dispositions resulted in net gains of $0.7 million.

Liquidity and Capital Resources

         As discussed in more detail in Note 5 to Consolidated Financial Statements, the Company has various commitments to pay interest and outstanding principal balances on its notes and bonds payable as follows (dollars in millions):

                                      BALANCE AT     MATURITY        INTEREST          INTEREST
                                    DEC. 31, 2000      DATE            RATE            PAYMENTS         PRINCIPAL PAYMENTS
  --------------------------------------------------------------------------------------------------------------------------
  Unsecured credit facility (1)        $  265.0        10/01       LIBOR + 1.05%      Quarterly            At maturity
  --------------------------------------------------------------------------------------------------------------------------
  Term loan facility                       25.0         3/01       LIBOR + 2.50%      Quarterly            At maturity
  --------------------------------------------------------------------------------------------------------------------------
  Senior notes due 2002                    36.0         9/02           7.41%         Semi-Annual       $18 million annually
  --------------------------------------------------------------------------------------------------------------------------
                                                                                                      $20.3 million in 2004,
  Senior notes due 2006                    70.0         4/06           9.49%            Semi-         2005 and $29.4 million
                                                                                       Annual                in 2006
  --------------------------------------------------------------------------------------------------------------------------
  10.5% Convertible subordinated
  Debentures, net                           3.4         4/02          10.5%          Semi-Annual           At maturity
  --------------------------------------------------------------------------------------------------------------------------
  6.55% Convertible subordinated
  Debentures, net                          74.5         3/02           6.55%         Semi-Annual           At maturity
  --------------------------------------------------------------------------------------------------------------------------
  Mortgage notes payable                   57.1       9/04-7/26    7.625%-9.063%       Monthly        Monthly or at maturity
  --------------------------------------------------------------------------------------------------------------------------
  Other note payable                        5.8         7/05           7.53%         Semi-Annual           Semi-Annual
  --------------------------------------------------------------------------------------------------------------------------
                                       $  536.8
  --------------------------------------------------------------------------------------------------------------------------

         (1) The Company pays a quarterly commitment fee of 0.225 of 1% on the unused portion of its unsecured credit facility.

         At December 31, 2000, the Company had $35.0 million available borrowing capacity under its unsecured credit facility. The unsecured credit facility matures in October 2001. During 2001, the Company will extend or renegotiate the terms of this facility which may result in higher interest costs.

         As of December 31, 2000, the Company can issue an aggregate of approximately $100.0 million of securities remaining under its currently effective registration statement. The Company has filed a second shelf registration statement with the Securities and Exchange Commission. The second shelf registration statement allows the Company to issue an additional $400.0 million of securities, bringing the total securities available for issuance to $500.0 million. Should the market permit, the Company may issue securities under its registration statements. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

         The Company is presently negotiating for new secured debt financing. Historically, the Company has limited the use of secured debt financing. However, given the current favorable differential between the cost of unsecured debt and secured debt, the Company is seeking to take advantage of this opportunity to access capital in the secured debt market. The Company provides no assurance that the new secured debt financing will be obtained. If the new secured debt financing is obtained, the proceeds will be used to repay the term loan facility and to reduce the balance of the unsecured credit facility.

         In 1998, the Company sold an aggregate of 1.4 million shares of its common stock. The Company received an aggregate of $37.1 million in net proceeds from these transactions. The proceeds were used to repay debt and were also used for acquisitions, developments and general corporate purposes.

         The Company generated net cash from operations in 2000 of $121.0 million, an increase of $29.3 million from 1999 and $98.6 million from 1998. The increase from 1999 resulted primarily from changes in other assets, other liabilities, accounts payable and accrued expenses. The increase from 1998 resulted primarily from increases in net income, depreciation and liabilities due to the Capstone merger (see Note 2 to Consolidated Financial Statements). Other significant sources and uses of cash for investing and financing activities are set forth in the Statement of Cash Flows in the Consolidated Financial Statements.

         As of December 31, 2000, the Company had an investment of approximately $30.9 million in seven build-to-suit developments in progress which have a total remaining funding commitment of approximately $51.3 million. Further, the Company has commitments to provide funding for the enhancement of existing properties totaling $3.5 million at December 31, 2000. The Company intends to fund these commitments with internally generated cash flow, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, and additional capital market financing.

         At December 31, 2000, the Company had stockholders' equity of $1.0 billion. The debt to total capitalization ratio was approximately .344 to 1 at January 31, 2001.

         On January 23, 2001, the Company declared an increase in its quarterly common stock dividend from $.565 per share ($2.26 annualized) to $.57 per share ($2.28 annualized) payable to stockholders of record as of February 15, 2001. This dividend was paid on March 7, 2001. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by its board of directors. Should access to new capital not be available, the Company is uncertain of its ability to increase its quarterly common stock dividends in the future.

         During 2001, the Company will pay quarterly dividends on its 8 7/8% Series A Cumulative Preferred Stock in the annualized amount of $2.22 per share.

         Under the terms of the leases and other financial support agreements relating to most of the properties, tenants or healthcare providers are generally responsible for operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the performance of the Company, the Company does not believe any increases in the property operating expenses or taxes would significantly impact the operating results of the Company during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the leases or financial support agreements, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.

         The Company plans to continue to meet its liquidity needs, including funding additional investments in 2001, paying its quarterly dividends and funding its debt service from its cash flows, the proceeds of mortgage loan repayments, sales of real estate investments, payments of mortgage notes receivable, and capital market financings. The Company continues negotiations for additional capital market financings and asset sales, the proceeds of which would be used to repay the term loan facility, the unsecured credit facility and for other general corporate purposes. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company, however, cannot be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

Impact of Inflation

         Inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to 23 years, further reducing the risk of any adverse effects of inflation to the Company. The unsecured credit facility bears interest at a variable rate; therefore, the amount of interest payable under the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results will be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results will be positively impacted.

Market Risk

         The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. The Company has no market risk with respect to derivatives and foreign currency fluctuations. Management uses daily monitoring of market conditions and analytical techniques to manage this risk.

         At December 31, 2000 and 1999, the fair value of the Company's variable rate debt approximates its carrying value of $304.2 million and $365.7 million, respectively. By definition, because the interest rate is variable, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2000 and 1999 carrying value of $304.2 million and $365.7 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $3.0 million and $3.7 million, respectively. The interest rate on variable rate debt is based on and variable with London interbank offered rate ("LIBOR").

         At December 31, 2000 and 1999, the carrying value of the Company's fixed rate debt is $232.6 million and $198.2 million, respectively, and the fair value of the Company's fixed rate debt is approximately $218.8 million and $190.9 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $3.8 million and $4.1 million, respectively, for aggregate fixed rate debt.

         At December 31, 2000 and 1999, the carrying value of the Company's fixed rate mortgage notes receivable is $170.9 million and $250.3 million, respectively, and the fair value is approximately $168.7 million and $232.1 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in the Capstone merger on October 15, 1998, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $4.1 million and $10.6 million for December 31, 2000 and 1999, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

                                    Report of
                     I N D E P E N D E N T  A U D I T O R S

THE BOARD OF DIRECTORS AND STOCKHOLDERS
HEALTHCARE REALTY TRUST INCORPORATED

         We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Nashville, Tennessee
January 23, 2001

                                  CONSOLIDATED
                                 BALANCE SHEETS

                                                                                            December 31,
                                                                                     -------------------------
(Dollars in thousands)                                                                    2000           1999
--------------------------------------------------------------------------------------------------------------
ASSETS
Real estate properties:
     Land                                                                           $   152,254      $ 150,591
     Buildings and improvements                                                       1,290,395      1,223,387
     Personal property                                                                    5,785          5,165
     Construction in progress                                                            30,914         20,003
                                                                                    --------------------------
                                                                                      1,479,348      1,399,146
     Less accumulated depreciation                                                     (120,522)       (83,996)
                                                                                    --------------------------
Total real estate properties, net                                                     1,358,826      1,315,150

Cash and cash equivalents                                                                 1,788          3,396
Restricted cash                                                                             577            990
Mortgage notes receivable                                                               170,906        250,346
Other assets, net                                                                        54,979         38,082
                                                                                    --------------------------
Total assets                                                                        $ 1,587,076     $1,607,964
                                                                                    ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Notes and bonds payable                                                        $   536,781      $ 563,884
     Accounts payable and accrued liabilities                                            22,714         17,658
     Other liabilities                                                                   19,544          8,519
                                                                                    --------------------------
Total liabilities                                                                       579,039        590,061
                                                                                    --------------------------

Commitments                                                                                  --             --

Stockholders' equity:
     Preferred stock, $.01 par value; 50,000,000 shares authorized; issued and outstanding 2000 and 1999 - 3,000,000; $75,000,000
         liquidation preference                                                              30             30
     Common stock, $.01 par value; 150,000,000 shares authorized;
         issued and outstanding 2000 - 40,314,399; 1999 - 40,004,579                        403            400
     Additional paid-in capital                                                       1,061,190      1,054,405
     Deferred compensation                                                               (9,730)        (9,509)
     Cumulative net income                                                              295,174        215,373
     Cumulative dividends                                                              (339,030)      (242,796)
                                                                                    --------------------------
Total stockholders' equity                                                            1,008,037      1,017,903
                                                                                    --------------------------
Total liabilities and stockholders' equity                                          $ 1,587,076     $1,607,964
                                                                                    ==========================

                             See accompanying notes.

                                  CONSOLIDATED
                              STATEMENTS OF INCOME

                                                                               Year Ended December 31,
                                                                     ------------------------------------------
(Dollars in thousands, except per share data)                           2000            1999            1998
---------------------------------------------------------------------------------------------------------------
REVENUES
     Master lease rental income                                      $    97,238    $    92,070    $    47,512
     Property operating income                                            62,400         57,778         35,269
     Straight line rent                                                    7,827          6,885          1,265
     Mortgage interest income                                             22,755         25,940          5,120
     Management fees                                                       2,785          2,727          2,056
     Interest and other income                                             2,333          1,857          1,207
                                                                     -----------------------------------------
                                                                         195,338        187,257         92,429
                                                                     -----------------------------------------

EXPENSES
     General and administrative                                            8,739          7,287         11,126
     Property operating expenses                                          22,628         21,077         11,978
     Interest                                                             42,995         38,603         13,057
     Depreciation                                                         38,994         38,566         15,965
     Amortization                                                            513            473            499
     Provision for loss on investment                                      1,000              0              0
                                                                     -----------------------------------------
                                                                         114,869        106,006         52,625
                                                                     -----------------------------------------
     Net income before net gain (loss) on
          sale of real estate properties                                  80,469         81,251         39,804
     Net gain (loss) on sale of real estate properties                      (668)         4,776            675
                                                                     -----------------------------------------
     Net income                                                      $    79,801    $    86,027    $    40,479
                                                                     =========================================
     Net income per common share - Basic                             $      1.85    $      2.02    $      1.66
                                                                     =========================================
     Net income per common share - Diluted                           $      1.82    $      1.99    $      1.63
                                                                     =========================================
     Weighted average common shares outstanding - Basic               39,544,400     39,326,594     24,043,942
                                                                     =========================================
     Weighted average common shares outstanding - Diluted             40,301,409     39,810,306     24,524,600
                                                                     =========================================
     Dividend declared, per common share,
        during the period                                            $      2.23    $      2.15    $      2.07
                                                                     =========================================

                             See accompanying notes.

                                  CONSOLIDATED
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        Additional                  Cumulative                      Total
(Dollars in thousands,            Preferred   Common     Paid-In       Deferred        Net         Cumulative     Stockholders'
except per share data)              Stock     Stock      Capital     Compensation     Income        Dividends        Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         $--      $193      $402,607      $ (7,689)      $ 88,867      $(107,506)      $   376,472
    Issuance of common stock          --       202       567,734            --             --             --           567,936
    Issuance of preferred stock       30        --        71,956            --             --             --            71,986
    Shares awarded as deferred
       stock compensation             --         2         4,331        (4,274)            --             --                59
    Shares issued from warrants       --         1         2,411            --             --             --             2,412
    Deferred stock compensation
       amortization                   --        --            --         1,301             --             --             1,301
    Net income                        --        --            --            --         40,479             --            40,479
    Dividends - common
       ($2.07 per share)              --        --            --            --             --        (42,386)          (42,386)
    Dividends - preferred
       ($0.46224 per share)           --        --            --            --             --           (555)             (555)
                                  --------------------------------------------------------------------------------------------
Balance at December 31, 1998          30       398     1,049,039       (10,662)       129,346       (150,447)        1,017,704
    Issuance of common stock          --         2         5,345            --             --             --             5,347
    Shares awarded as deferred
       stock compensation             --        --            21           (21)            --             --                 0
    Deferred stock compensation
       amortization                   --        --            --         1,174             --             --             1,174
    Net income                        --        --            --            --         86,027             --            86,027
    Dividends - common
       ($2.15 per share)              --        --            --            --             --        (85,693)          (85,693)
    Dividends - preferred
       ($2.22 per share)              --        --            --            --             --         (6,656)           (6,656)
                                  --------------------------------------------------------------------------------------------
Balance at December 31, 1999          30       400     1,054,405        (9,509)       215,373       (242,796)        1,017,903
    Issuance of stock                 --         2         5,171            --             --             --             5,173
    Shares awarded as deferred
       stock compensation             --         1         1,614        (1,606)            --             --                 9
    Deferred stock compensation
       amortization                   --        --            --         1,385             --             --             1,385
    Net income                        --        --            --            --         79,801             --            79,801
    Dividends - common
       ($2.23 per share)              --        --            --            --             --        (89,577)          (89,577)
    Dividends - preferred
       ($2.22 per share)              --        --            --            --             --         (6,657)           (6,657)
                                  --------------------------------------------------------------------------------------------
Balance at December 31, 2000         $30      $403    $1,061,190      $ (9,730)      $295,174      $(339,030)      $ 1,008,037
                                  ============================================================================================

                             See accompanying notes.

                           CONSOLIDATED STATEMENTS OF
                                   CASH FLOWS

                                                                                     December 31,
                                                                     ------------------------------------------
(In thousands)                                                           2000             1999           1998
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income                                                      $    79,801    $   86,027    $    40,479
     Adjustments to reconcile net income to cash provided by
        operating activities:
         Depreciation and amortization                                    41,440        41,225         17,122
         Deferred compensation amortization                                1,385         1,153          1,247
         Increase (decrease) in other liabilities                         11,438        (1,973)        (3,247)
         Increase in other assets                                       (10,924)       (17,288)        (7,506)
         Increase (decrease) in accounts payable and
           accrued liabilities                                             5,056        (5,781)       (27,133)
         Increase in straight line rent                                  (7,827)        (6,885)        (1,265)
         Charge to operations                                                 --            --          3,373
         (Gain) loss on sales of real estate                                 668        (4,776)          (675)
                                                                     ----------------------------------------
     Net cash provided by operating activities                           121,037        91,702         22,395
                                                                     -----------------------------------------

INVESTING ACTIVITIES
     Acquisition and development of real estate properties               (97,750)      (55,664)       (94,066)
     Funding of mortgages                                                 (7,955)      (27,475)       (27,851)
     Proceeds from mortgage payments/sales                                86,610        18,749          8,522
     Proceeds from sale of real estate                                    15,048        46,929         11,895
     Purchase of Capstone, net of cash acquired                               --            --          5,437
                                                                     ----------------------------------------
     Net cash used in investing activities                                (4,047)      (17,461)       (96,063)
                                                                     ----------------------------------------

FINANCING ACTIVITIES
     Borrowings on notes and bonds payable                               151,760       125,200        425,000
     Repayments on notes and bonds payable                              (179,306)     (121,608)      (338,689)
     Dividends paid                                                      (96,234)      (92,349)       (42,941)
     Proceeds from issuance of common stock                                5,182         5,202         37,683
                                                                     ----------------------------------------
     Net cash provided by (used in) financing activities                (118,598)      (83,555)        81,053
                                                                     ----------------------------------------

     Increase (decrease) in cash and cash equivalents                     (1,608)       (9,314)         7,385
     Cash and cash equivalents, beginning of period                        3,396        12,710          5,325
                                                                     ----------------------------------------
     Cash and cash equivalents, end of period                        $     1,788    $    3,396    $    12,710
                                                                     ========================================

                             See accompanying notes.

                                    NOTES TO
                       CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2000, the Company had invested in 267 properties and mortgages located in 32 states, affiliated with 66 healthcare-related entities.

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

Mortgage Notes Receivable

         Mortgage notes receivable, substantially all of which were acquired in the Capstone merger (see Note 2), were recorded at their fair value at the date of acquisition. As of December 31, 2000, the mortgage portfolio had a weighted average maturity of approximately 5.14 years. Interest rates ranged from 8.18% to 13.5% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty.

Cash and Cash Equivalents

         Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

Federal Income Taxes

         No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 95% per annum (90% beginning in 2001) of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

Other Assets

         Other assets consist primarily of receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from three to forty years. Accumulated amortization was $2.8 million and $1.9 million at December 31, 2000 and 1999, respectively.

Revenue Recognition

         Rental income related to noncancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned. The Company had two customers in each of the years ended 2000, 1999 and 1998 who accounted for more than 10% of the Company's revenues. Healthsouth and HCA-The Healthcare Company accounted for 13% and 11%, respectively, of revenues for each of the years 2000 and 1999. HCA-The Healthcare Company and Tenet Healthcare accounted for 16% and 13%, respectively, for 1998.

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

Reclassification

         Certain reclassifications have been made in the financial statements for the years ended 1999 and 1998 to conform to the 2000 presentation. These reclassifications had no effect on the results of operations as previously reported.

2.  CAPSTONE MERGER

         On October 15, 1998, the Company acquired Capstone Capital Corporation ("Capstone"). The assets acquired in this transaction totaled approximately $1.0 billion. The transaction was accounted for as a purchase and resulted in no goodwill.

         The unaudited proforma results of operations for the year ended December 31, 1998, assuming that the Capstone merger had occurred as of the beginning of the year are (dollars in thousands, except for per share data):

                                                                1998
---------------------------------------------------------------------------
         Revenues                                          $     168,721
         Net income                                        $      73,186
         Net income per share - Basic                      $        1.74
         Net income per share - Diluted                    $        1.72

3.  REAL ESTATE PROPERTY LEASES

         The Company's properties are generally leased or supported pursuant to noncancelable, fixed-term operating leases and other financial support arrangements with expiration dates from 2001 to 2023. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

         Future minimum lease and guaranty payments under the noncancelable operating leases and financial support arrangements as of December 31, 2000 are as follows (in thousands):

         2001                                        $     152,114
         2002                                              150,996
         2003                                              150,003
         2004                                              145,523
         2005                                              160,276
         2006 and thereafter                               693,371
                                                     -------------
                                                     $   1,452,283

4. REAL ESTATE PROPERTIES

         The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2000 (dollars in thousands).

                                      NUMBER OF               BUILDINGS AND
                                     FACILITIES                IMPROVEMENTS    PERSONAL               ACCUMULATED
                                         (1)        LAND         AND CIP       PROPERTY     TOTAL    DEPRECIATION
-------------------------------------------------------------------------------------------------------------------
ANCILLARY HOSPITAL FACILITIES:
     California                           9         $ 18,375        $  61,352      $  44    $ 79,771      $  8,079
     Florida                             10            4,015           65,297        116      69,428         8,396
     Nevada                               2            2,293           48,072         22      50,387         3,252
     Texas                               10            8,865           60,006        278      69,149        10,109
     Virginia                             9           13,703           67,856         93      81,652         7,325
     Other states                        19           12,655          107,643         69     120,367         8,572
                                     ------------------------------------------------------------------------------
                                         59           59,906          410,226        622     470,754        45,733
SKILLED NURSING FACILITIES:
     Colorado                             3            2,885           23,522          0      26,407         2,265
     Oklahoma                             5              120           12,844          0      12,964           271
     Pennsylvania                         3              479           20,138          0      20,617         1,389
     Texas                                2            1,795           17,670          0      19,465         1,793
     Virginia                             6            1,452           34,958          0      36,410         2,405
     Other states                        14            6,968           67,942        215      75,125         9,324
                                     ------------------------------------------------------------------------------
                                         33           13,699          177,074        215     190,988        17,447
PHYSICIAN CLINICS:
     Florida                              9           12,089           43,220         51      55,360         5,119
     Illinois                             1              207           11,473          0      11,680           786
     Massachusetts                        5            4,284           26,502          0      30,786         1,820
     Tennessee                            5            2,942            7,963          0      10,905           566
     Texas                                1            5,134           11,804          0      16,938           805
     Other states                        11            4,690           30,600          1      35,291         2,409
                                     ------------------------------------------------------------------------------
                                         32           29,346          131,562         52     160,960        11,505
COMPREHENSIVE AMBULATORY CARE
CENTERS:
     Arizona                              1            2,095            9,079          6      11,180           425
     California                           1            3,375           25,376          0      28,751         2,147
     Florida                              6            2,008           54,002         11      56,021         3,524
     Missouri                             3            3,726           22,137          2      25,865         1,446
     Texas                                2            1,643           20,034         70      21,747         3,937
                                     ------------------------------------------------------------------------------
                                         13           12,847          130,628         89     143,564        11,479
MEDICAL OFFICE BUILDINGS:
     Florida                              2            2,027            7,271          0       9,298           491
     Pennsylvania                         1                0              621          0         621             0
     Tennessee                            1            1,734            8,993          5      10,732           615
     Texas                                2            1,161            9,003        442      10,606         1,993
     Virginia                             4            1,927           12,065        129      14,121         1,615
                                     ------------------------------------------------------------------------------
                                         10            6,849           37,953        576      45,378         4,714
INPATIENT REHABILITATION FACILITIES:
     Alabama                              1                0           17,722          0      17,722         1,017
     Florida                              1                0           11,703          0      11,703           672
     Pennsylvania                         6            4,719          107,529          0     112,248         6,969
     Texas                                1            1,116           11,800          0      12,916           810
                                     ------------------------------------------------------------------------------
                                          9            5,835          148,754          0     154,589         9,468
ASSISTED LIVING FACILITIES:
     Florida                              3            2,016           20,479          0      22,495           675
     New Jersey                           2            1,809           16,825          0      18,634         1,012
     Pennsylvania                         7            1,425           28,971          0      30,396         1,910

     Texas                                8                0           70,990          0      70,990         4,863
     Virginia                             3              889           16,130          0      17,019         1,090
     Other states                        18            4,686           77,715          0      82,401         2,737
                                     ------------------------------------------------------------------------------
                                         41           10,825          231,110          0     241,935        12,287
OTHER INPATIENT FACILITIES:
     Michigan                             1            4,405            9,153          0      13,558           633
     Pennsylvania                         1                0            2,880          0       2,880             0
     Texas                                1              506            5,386          0       5,892           390
                                     ------------------------------------------------------------------------------
                                          3            4,911           17,419          0      22,330         1,023
OTHER OUTPATIENT FACILITIES:
     Alabama                              2              817           10,604          8      11,429         2,205
     Florida                              2            3,111            6,370          0       9,481           285
     Missouri                             1              849            3,621          0       4,470           247
     Mississippi                          1              538            3,723         30       4,291           717
     Nevada                               1              940            2,861          0       3,801           474
     Other states                         6            1,781            9,404         24      11,209         1,112
                                     ------------------------------------------------------------------------------
                                         13            8,036           36,583         62      44,681         5,040

     Corporate Property                                    0                0      4,169       4,169         1,826
                                     ------------------------------------------------------------------------------
     Total Property                      213        $152,254       $1,321,309     $5,785  $1,479,348      $120,522
                                     ==============================================================================

(1) Includes seven lessee developments.

5.  NOTES AND BONDS PAYABLE

         Notes and bonds payable at December 31, 2000 and 1999 consisted of the following (in thousands):

                                                                                   December 31,
                                                                       ------------------------------------
                                                                            2000                      1999
-----------------------------------------------------------------------------------------------------------
     Unsecured credit facility                                         $     265,000             $   252,000
     Term loan facility                                                       25,000                 113,700
     Senior notes due 2002                                                    36,000                  54,000
     Senior notes due 2006                                                    70,000                       0
     6.55% Convertible subordinated debentures, net                           74,501                  73,836
     10.50% Convertible subordinated debentures, net                           3,351                   3,573
     Mortgage notes payable                                                   57,096                  59,775
     Other note payable                                                        5,833                   7,000
                                                                       -------------------------------------
                                                                       $     536,781             $   563,884
                                                                       =====================================

Unsecured Credit Facility

         On October 15, 1998, concurrent with the Capstone merger, the Company repaid the outstanding balances under both Capstone and its own unsecured credit facilities and entered into a $265.0 million unsecured credit facility (the "Unsecured Credit Facility") with ten commercial banks. During the fourth quarter of 2000, the Company entered into an agreement with an additional bank to increase its Unsecured Credit Facility to $300.0 million. The Unsecured Credit Facility bears interest at LIBOR plus 1.05%, payable quarterly, and matures on October 15, 2001. In addition, the Company will pay, quarterly, a commitment fee of 0.225 of 1% on the unused portion of funds available for borrowings. The Unsecured Credit Facility contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2000, the Company had available borrowing capacity of $35.0 million under the Unsecured Credit Facility.

Term Loan Facility

         On October 15, 1998, concurrent with the Capstone merger, the Company entered into a $200.0 million term loan facility (the "Term Loan Facility"). Effective January 4, 2001, the Company amended its Term Loan Facility agreement with Bank of America. The Term Loan Facility, as amended, bears interest at LIBOR plus 2.50%, payable quarterly, and matures on March 30, 2001. The Term Loan Facility contains certain representations, warranties and financial and other covenants customary in such loan agreements, as well as restrictions on dividend payments if minimum tangible capital requirements are not met.

Senior Notes due 2002

         On September 18, 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. The Senior Notes due 2002 bear interest at 7.41%, payable semi-annually, and mature on September 1, 2002. Each September 1, beginning in 1998, the Company must repay $18.0 million of principal. The note agreements pursuant to which the Senior Notes due 2002 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Senior Notes due 2006

         On April 7, 2000, the Company privately placed $70.0 million of unsecured senior notes (the "Senior Notes due 2006") with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. On April 1, 2004 and 2005, the Company must repay $20.3 million of the principal with the remaining principal balance of $29.4 million payable upon maturity. The note agreements pursuant to which the Senior Notes due 2006 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Convertible Subordinated Debentures

         As part of the Capstone merger, the Company assumed and recorded at fair value $74.7 million aggregate face amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") of Capstone. At December 31, 2000, the Company had approximately $74.5 million aggregate principal amount of 6.55% Debentures outstanding with a face amount of $74.7 million and unaccreted discount of $0.2 million. Such rate of interest and accretion of discount represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 6.55% Debentures are due on March 14, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on March 16, 2000. Interest on the 6.55% Debentures is payable on March 14 and September 14 in each year. The 6.55% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price rate of
33.6251 shares per $1 thousand bond.

         Also, as part of the Capstone merger, the Company assumed and recorded at fair value $3.75 million aggregate face amount of 10.5% Convertible Subordinated Debentures (the "10.5% Debentures") of Capstone. At December 31, 2000, the Company had approximately $3.35 million aggregate principal amount of 10.5% Debentures outstanding with a face amount of $3.32 million and unamortized premium of $0.03 million. Such rate of interest and amortization of premium represents a yield to maturity of 7.5% per annum (computed on a semiannual bond equivalent basis). The 10.5% Debentures are due on April 1, 2002, unless redeemed earlier by the Company or converted by the holder, and are callable on April 5, 2000. Interest on the 10.5% Debentures is payable on April 1 and October 1 in each year. The 10.5% Debentures are convertible into shares of common stock of the Company at the option of the holder at any time prior to redemption or stated maturity, at a conversion price rate of 52.8248 shares per $1 thousand bond.

Mortgage Notes Payable

         At December 31, 2000, the Company had assumed or entered into nine non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):


                                                                                   Book Value        Contractual
                                                                                Of Collateral at     Balance at
                         Original      Contractual                                December 31,      December 31,
Mortgagor                 Balance     Interest Rate          Collateral               2000              2000
----------------------------------------------------------------------------------------------------------------
Life Insurance Co.       $ 23.3        8.500%     Ancillary hospital facility       $  43.5          $ 22.3
Life Insurance Co.          4.7        7.625%     Ancillary hospital facility          10.8             4.3
Life Insurance Co.         17.1        8.125%     Two Ambulatory surgery centers       37.2            16.3
                                                  & one ancillary hospital facility
Commercial bank            14.2        9.063%     Two physician clinics, one           16.9            14.2
                                                  ambulatory surgery center &
                                                  one medical office building
                         ----------------------------------------------------------------------------------
                         $ 59.3                                                     $ 108.4          $ 57.1
                         ==================================================================================

         The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25 year amortization with a balloon payment of the unpaid balance in September 2004. The four notes totaling $14.2 million are payable in monthly installments of interest only with the final payment due in December 2003.

Other Note Payable

         On July 31, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

         Future maturities of long-term debt are as follows (in thousands):

         2001                                           $     309,595
         2002                                                  97,962
         2003                                                  16,131
         2004                                                  37,361
         2005                                                  22,019
         2006 and thereafter                                   53,713
                                                        -------------
                                                        $     536,781
                                                        =============

         During the years ended December 31, 2000, 1999 and 1998, interest paid totaled $43.1 million, $41.5 million and $11.1 million, and capitalized interest totaled $1.8 million, $1.9 million and $1.4 million, respectively.

6.  STOCKHOLDERS' EQUITY

         The Company had common and preferred shares outstanding as of the three years ended December 31, 2000 as follows:

                                                                            Year Ended December 31,
                                                               ----------------------------------------------
                                                                   2000            1999               1998
                                                                   ----            ----               ----
Common Shares
       Balance, beginning of period                            40,004,579       39,792,775         19,285,927
       Issuance of stock                                          206,603          210,754         20,226,981
       Shares awarded as deferred stock compensation              103,217            1,050            148,357
       Shares issued from warrants                                     --               --            131,510
                                                               ----------------------------------------------
       Balance, end of period                                  40,314,399       40,004,579         39,792,775
                                                               ==============================================

Preferred Shares

       Balance, beginning of period                             3,000,000        3,000,000                 --
       Issuance of stock                                               --               --          3,000,000
                                                               ----------------------------------------------
       Balance, end of period                                   3,000,000        3,000,000          3,000,000
                                                               ==============================================

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

         In July 1998, warrants for 128,149 shares of common stock were exercised. At December 31, 2000, 1999 and 1998, the Company had no warrants outstanding. During April and May 1998, the Company sold an aggregate of 49,953 shares of common stock to a single institutional investor. In February 1998, the Company participated in two unit investment trust offerings and sold an aggregate of 1,224,026 shares of its common stock. The Company received an aggregate of $37.1 million in proceeds for these transactions. The proceeds were used to repay outstanding borrowings under the Company's previous unsecured credit facility, acquisitions, developments and for general corporate purposes.
         Comprehensive income is the same as net income for the Company.

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

Retirement Plan Information

         Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 2000 is comprised of the following (in thousands):

                                                          2000                1999
-------------------------------------------------------------------------------------
         Service cost                                 $     304             $     233
         Interest cost                                      192                   141
         Other                                                0                  (27)
                                                      -------------------------------
                                                      $     496             $     347
                                                      ===============================

         The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2000 and 1999 (in thousands).

                                                                               2000                1999
----------------------------------------------------------------------------------------------------------
         Benefit obligation at beginning of year                           $   2,324             $   2,553
                Service cost                                                     304                   233
                Interest cost                                                    192                   141
                Other                                                              0                  (27)
                Actuarial gain (loss)                                            130                 (576)
                                                                           -------------------------------
         Benefit obligation at end of year                                     2,950                 2,324
                Unrecognized net actuarial (gain) loss                            84                   214
                                                                           -------------------------------
         Net pension liability in accrued liabilities                      $   3,034             $   2,538
                                                                           ===============================

         Accounting for the Executive Retirement Plan for the years ended December 31, 2000 and 1999 assumes discount rates of 7.73% and 8.03%, respectively, and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 7.73% and 8.03%, respectively.

8.  STOCK PLANS

1993 Employees Stock Incentive Plan

         The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock, (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 2000 and 1999, the Company had a total of 2,401,396 and 2,480,326 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 2000 and 1999, the Company had issued a total of 622,184 and 520,017, and had specifically reserved, but not issued, a total of 445,000 and 445,000 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The Employee Plan Shares are subject to fixed vesting periods varying from three to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. For 2000 and 1999, compensation expense resulting from the amortization of the value of these shares was $1.4 million and $1.1 million, respectively.

Non-Employee Directors' Stock Plan

         Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the Directors' stock vests in each Director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the Director's service, at no cost to the Company. As of December 31, 2000 and 1999, the Company had a total of 84,427 and 85,477 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2000 and 1999, the Company had issued a total of 15,573 and 14,523 shares, respectively, pursuant to the 1995 Directors' Plan. For 2000 and 1999, compensation expense resulting from the amortization of the value of these shares was $24,516 and $30,943, respectively.

Employee Stock Purchase Plan

         Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"), although options issued under the 1995 Employee Purchase Plan prior to 2000 remain exercisable until their scheduled expiration date. As of December 31, 2000 and 1999, the Company had a total of 662,525 and 772,819 shares authorized collectively under the 2000 and 1995 Employee Purchase Plans, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee as of January 2000 and each subsequent January 1 has been granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under both the 2000 and 1995 Employee Purchase Plans expire if not exercised 27 months after each such option's date of grant.

         A summary of Employee Purchase Plans collective activity and related information for the years ended December 31 is as follows:


                                                                                          All Options
                                                                        ----------------------------------------------
                                                                              2000            1999              1998
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                               158,605           85,716          65,573
Granted                                                                      289,272          144,886          74,472
Exercised                                                                     (2,892)          (5,524)        (12,289)
Forfeited                                                                   (136,003)         (37,775)        (31,799)
Expired                                                                      (42,975)         (28,698)        (10,241)
                                                                        ---------------------------------------------
Outstanding and exercisable at end of year                                   266,007          158,605          85,716
Weighted-average fair value of options granted during the year
   (calculated as of the grant date)                                        $   1.68         $   0.76         $  5.94
Weighted-average exercise price of options exercised during
   the year                                                                 $  14.84         $  18.00         $ 20.69
Weighted-average exercise price of options outstanding
     (calculated as of December 31)                                         $  17.72         $  22.57         $ 19.10
Range of exercise prices of options outstanding (calculated as of
   December 31)                                                         $14.98-23.76    $19.52-$23.76   $18.43-$19.52
Weighted-average contractual life of outstanding options (calculated
   as of December 31, in years)                                                  0.9              1.0             0.9

         The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2000, 1999 and 1998; risk-free interest rates of 5.36%, 6.24% and 5.00%; a dividend yield of 13.05%, 9.87% and 7.13%; a volatility factor of the expected market price of the Company's common stock of .187, .178 and .139; and an expected life of the option of 1.13 years, respectively. The Company recognized no compensation expense related to the 2000 Employee Purchase Plan. If compensation expense had been recognized, the proforma effect on net income and earnings per share for the three years in the period ended December 31, 2000, calculated in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" would have been as follows (dollars in thousands, except for per share data):

                                                                          2000            1999             1998
----------------------------------------------------------------------------------------------------------------
Proforma net income                                                  $    79,315    $    85,917    $      40,037
Proforma earnings per share
       Basic                                                         $      1.84    $      2.02    $        1.64
       Assuming dilution                                             $      1.81    $      1.99    $        1.61

9.  NET INCOME PER SHARE

         The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2000 (dollars in thousands, except per share data).


                                                                          Year Ended December 31,
                                                          ------------------------------------------------------
                                                               2000                  1999            1998
----------------------------------------------------------------------------------------------------------------
BASIC EPS
     Average Shares Outstanding                             40,151,220           39,857,587           24,573,885
       Actual Restricted Stock Shares                         (606,820)            (530,993)            (529,943)
                                                          ------------------------------------------------------
     Denominator - Basic                                    39,544,400           39,326,594           24,043,942
                                                          ======================================================
     Net Income                                           $     79,801         $     86,027         $     40,479
       Preferred Stock Dividend                                 (6,657)              (6,656)                (555)
                                                          ------------------------------------------------------
     Numerator - Basic                                    $     73,144         $     79,371         $     39,924
                                                          ======================================================
     Per share amount                                     $       1.85         $       2.02         $       1.66
                                                          ======================================================
DILUTED EPS
     Average Shares Outstanding                             40,151,220           39,857,587           24,573,885
       Actual Restricted Stock Shares                         (606,820)            (530,993)            (529,943)
       Dilution for Convertible Debentures                     181,136                    0               40,017
       Restricted Shares - Treasury                            533,955              482,496              405,235
       Dilution For Employee Stock Purchase Plan                41,918                1,216               15,597
       Dilution for Warrants                                         0                    0               19,809
                                                          ------------------------------------------------------
     Denominator - Diluted                                  40,301,409           39,810,306           24,524,600
                                                          ======================================================
     Numerator - Basic                                    $     73,144         $     79,371         $     39,924
       Convertible Subordinated Debenture Interest                 275                    0                   64
                                                          ------------------------------------------------------
     Numerator - Diluted                                  $     73,419         $     79,371         $     39,988
                                                          ======================================================
     Per share amount                                     $       1.82         $       1.99         $       1.63
                                                          ======================================================

10. COMMITMENTS AND CONTINGENCIES

         As of December 31, 2000, the Company had a net investment of approximately $30.9 million in seven build-to-suit developments in progress, which have a total remaining funding commitment of approximately $51.3 million. Further, the Company has commitments to provide funding for the enhancement of existing properties totaling $3.5 million at December 31, 2000.

         As part of the Capstone merger, agreements were entered into with three individuals affiliated with Capstone that restrict competitive practices and which the Company believes will protect and enhance the value of the real estate properties acquired from Capstone. These agreements provide for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001, and 2002, provided all terms of the agreements are met. The Company issued 150,000 shares during 2000 and 1999 pursuant to these agreements.

         On March 22, 1999, HR Acquisitions I Corporation, formerly known as Capstone Capital Corporation ("HRT"), a wholly-owned subsidiary of the Company, filed suit against Medistar Corporation and its affiliate, Medix Construction Company in United States District Court for the Northern District of Alabama, Southern Division. HRT is seeking damages in excess of four million dollars arising out of the development and construction of four real estate projects located in different parts of the United States. Medistar and Medix served as the developer and contractor, respectively, for the projects. HRT has asserted claims for damages relating to, among others, alleged breaches of the development and contracting obligations, failure to perform in accordance with contract terms and specifications, and other deficiencies in performance by Medistar and Medix. On June 10, 1999, Medistar and Medix filed its answer and counterclaim asserting a variety of alleged legal theories, claims for damages for alleged deficiencies by HRT and the Company in the performance of alleged obligations, and for damage to their business reputation. Attempts at mediation have not resulted in a settlement of the disputes. The Company's prosecution of its claims and defense of the counterclaims will continue to be vigorous. While the Company cannot predict the range of possible recovery or loss, the Company believes that, even though the asserted cross claims seek substantial monetary damages, the allegations made by Medistar and Medix are not factually or legally meritorious, are subject to sustainable defenses and are, to a significant extent, covered by liability insurance.

11.  OTHER DATA

Funds From Operations (Unaudited)

         Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1995 White Paper, means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation from real estate assets. Funds from operations ("FFO") does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

         Management believes the Company's FFO is not directly comparable to other healthcare REIT's, which own a portfolio of triple net leased properties or mortgages, as the Company develops projects through a development and lease-up phase before they reach their targeted cash flow returns. Furthermore, the Company eliminates in consolidation, fee income for developing, leasing and managing owned properties and expenses or capitalizes, whichever the case may be, related internal costs.

                                                                                 Year Ended December 31,
                                                                           ---------------------------------
 (Dollars in thousands, except per share data)                                  2000                1999
------------------------------------------------------------------------------------------------------------
Income before net gain (loss) on sale of real estate properties (2)        $     80,469         $     81,251
     Elimination of rental revenues recognized
       on a straight line basis (1)                                              (7,827)              (6,885)
     Preferred stock dividend                                                    (6,657)              (6,656)
     Real estate depreciation                                                    38,393               38,017
     Provision for loss on investment (1)                                         1,000                    0
                                                                           ---------------------------------
     Total Adjustments                                                           24,909               24,476
                                                                           ---------------------------------
Funds From Operations - Basic                                              $    105,378         $    105,727
                                                                           ---------------------------------
       Convertible Subordinated Debenture Interest                                  275                    0
                                                                           ---------------------------------
Funds From Operations - Diluted                                            $    105,653         $    105,727
                                                                           =================================
Weighted average common shares outstanding - Basic                           39,544,400           39,326,594
                                                                           =================================
Weighted average common shares outstanding - Diluted                         40,301,409           39,810,306
                                                                           =================================
Funds From Operations Per Common Share - Basic                             $       2.66         $       2.69
                                                                           =================================
Funds From Operations Per Common Share - Diluted                           $       2.62         $       2.66
                                                                           =================================

(1) The Company calculates its FFO using a modified version of NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue. Likewise, the Company excluded its provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion. If the Company had followed NAREIT's definition of funds from operations, as other healthcare REIT's do, FFO on a diluted basis would have been $2.79 and $2.83 per common share for the twelve months ended December 31, 2000 and December 31, 1999, respectively.

(2) 2000 and 1999 amounts include $1.4 million and $1.2 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.

Return of Capital

         Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2000, 1999 and 1998, dividends paid per share of common stock were $2.23, $2.15 and $2.07, respectively, which consisted of ordinary income per share of $1.90, $2.00 and $2.07 and return of capital per share of $0.33, $0.15 and $0.00 respectively. For the years ended December 31, 2000, 1999 and 1998, dividends paid per share of preferred stock were, $2.22, $2.22 and $0.46, respectively, all of which was ordinary income.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, receivables and payables are a reasonable estimate of their fair value at December 31, 2000 and 1999 due to their short term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2000 and 1999, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2000 and 1999 was approximately $13.8 million and $7.3 million greater than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2000 and 1999 was approximately $2.2 million and $18.2 million greater than the fair value, respectively.

13.  SUBSEQUENT EVENTS

         On January 23, 2001, the Company declared an increase in its quarterly common stock dividend from $.565 per share ($2.26 annualized) to $.57 per share ($2.28 annualized) payable on March 7, 2001 to shareholders of record on February 15, 2001. The Company also announced its quarterly preferred stock dividend of $.55469 per share ($2.22 annualized) payable on February 28, 2001 to shareholders of record on February 15, 2001.

14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information for the years ended December 31, 2000 and 1999 is summarized below:


                                                                        Quarter Ended
                                                 ---------------------------------------------------------------
(In thousands, except per share data)                 March 31        June 30      September 30      December 31
----------------------------------------------------------------------------------------------------------------
2000
Total revenue                                    $      48,259    $    49,850       $    49,588      $    47,641
                                                 ---------------------------------------------------------------
Net income                                       $      20,453    $    21,187       $    20,191      $    17,970
                                                 ---------------------------------------------------------------
Funds from operations - Basic                    $      26,723    $    26,336       $    26,296      $    26,023
                                                 ---------------------------------------------------------------
Funds from operations - Diluted                  $      26,723    $    26,336       $    26,421      $    26,094
                                                 ---------------------------------------------------------------
Net income per common share - Basic              $        0.48    $      0.49       $      0.47      $      0.41
                                                 ---------------------------------------------------------------
Net income per common share - Diluted            $        0.47    $      0.49       $      0.46      $      0.41
                                                 ---------------------------------------------------------------
Funds from operations per common share
     - Basic                                     $        0.68    $      0.67       $      0.67      $      0.66
                                                 ---------------------------------------------------------------
Funds from operations per common share
    - Diluted                                    $        0.67    $      0.66       $      0.66      $      0.65
                                                 ---------------------------------------------------------------

1999
Total revenue                                    $      45,148    $    46,160       $    46,518      $    49,431
                                                 ---------------------------------------------------------------
Net income                                       $      20,742    $    20,592       $    20,230      $    24,463
                                                 ---------------------------------------------------------------
Funds from operations - Basic                    $      25,730    $    26,362       $    26,530      $    27,105
                                                 ---------------------------------------------------------------
Funds from operations - Diluted                  $      25,730    $    26,420       $    26,610      $    27,105
                                                 ---------------------------------------------------------------
Net income per common share - Basic              $        0.49    $      0.48       $      0.47      $      0.58
                                                 ---------------------------------------------------------------
Net income per common share - Diluted            $        0.48    $      0.48       $      0.47      $      0.57
                                                 ---------------------------------------------------------------
Funds from operations per common share
     - Basic                                     $        0.66    $      0.67       $      0.68      $      0.69
                                                 ---------------------------------------------------------------
Funds from operations per common share
    - Diluted                                    $        0.65    $      0.66       $      0.67      $      0.68
                                                 ---------------------------------------------------------------