Form 10-K, Exhibit 13
period 2001-12-31
HEALTHCARE REALTY TRUST INC
filed 2002-03-26
CIK 899749

                                                                      EXHIBIT 13


                               Selected Financial
                                   INFORMATION

         The following table sets forth financial information for the Company which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                                     Years Ended December 31,
                                                             -----------------------------------------------------------------------
                                                                2001            2000          1999          1998 (2)        1997
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
   Total revenues                                            $   194,538    $   195,338    $   187,257    $    92,429    $    59,796
   Interest expense                                          $    38,110    $    42,995    $    38,603    $    13,057    $     7,969
   Net income                                                $    79,887    $    79,801    $    86,027    $    40,479    $    31,212
   Net income per common share - Basic                       $      1.84    $      1.85    $      2.02    $      1.66    $      1.71
   Net income per common share - Diluted                     $      1.81    $      1.82    $      1.99    $      1.63    $      1.68
   Weighted average common shares outstanding
     - Basic                                                  39,840,285     39,544,400     39,326,594     24,043,942     18,222,243
   Weighted average common shares outstanding
     - Diluted                                                40,463,158     40,301,409     39,810,306     24,524,600     18,572,492

BALANCE SHEET DATA (AS OF THE END OF THE PERIOD):
   Real estate properties, net                               $ 1,349,664    $ 1,358,826    $ 1,315,150    $ 1,337,439    $   466,273
   Total assets                                              $ 1,555,910    $ 1,587,076    $ 1,607,964    $ 1,612,423    $   488,514
   Notes and bonds payable                                   $   505,222    $   536,781    $   563,884    $   559,924    $   101,300
   Total stockholders' equity                                $ 1,012,087    $ 1,008,037    $ 1,017,903    $ 1,017,704    $   376,472

OTHER DATA:
   Funds from operations - Basic (1)                         $   106,922    $   105,378    $   105,727    $    59,667    $    42,337
   Funds from operations - Diluted (1)                       $   106,922    $   105,653    $   105,727    $    59,731    $    42,337
   Funds from operations per common share
     - Basic (1)                                             $      2.68    $      2.66    $      2.69    $      2.48    $      2.32
   Funds from operations per common share
     - Diluted (1)                                           $      2.64    $      2.62    $      2.66    $      2.44    $      2.28
   Dividends declared and paid per common
   share                                                     $      2.31    $      2.23    $      2.15    $      2.07    $      1.99

------------------------------------------------------------------------------------------------------------------------------------

(1)      See Note 10 to Consolidated Financial Statements.

(2)      In October 1998, the Company acquired Capstone Capital Corporation.

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

         Substantially all of the Company's revenues are derived from rentals on its healthcare real estate property facilities, interest earned on mortgage loans and from the temporary investment of funds in short-term instruments, and from management and development services. Leases and other financial support arrangements with respect to the Company's healthcare real estate facilities reduce exposure to increased costs and expenses incurred with respect to the operation of the facilities which are borne by tenants and healthcare providers related to the facilities. The Company incurs operating and administrative expenses, principally compensation expense, office rental and related occupancy costs and various expenses incurred in the process of managing its existing portfolio and acquiring additional properties.

RESULTS OF OPERATIONS

2001 Compared to 2000

         For the year ended December 31, 2001, net income was $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $194.5 million compared to net income of $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million, for the year ended December 31, 2000. Funds from operations ("FFO") was $106.9 million, or $2.68 per basic common share ($2.64 per diluted common share), for the year ended December 31, 2001 compared to $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), in 2000.

(Dollars in thousands)                                                             2001             2000
--------------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                                 $  99,962        $  97,238
   Property operating income                                                     67,750           62,400
   Straight line rent                                                             5,749            7,827
                                                                              --------------------------
   Total rental income                                                          173,461          167,465
   Mortgage interest income                                                      17,254           22,755
   Management fees                                                                1,533            2,785
   Interest and other income                                                      2,290            2,333
                                                                              --------------------------
                                                                                194,538          195,338
                                                                              --------------------------
EXPENSES
   General and administrative                                                    10,110            8,739
   Property operating expenses                                                   26,515           22,628
   Interest                                                                      38,110           42,995
   Depreciation                                                                  40,823           38,994
   Amortization                                                                     303              513
   Provision for loss on investment                                                   0            1,000
                                                                              --------------------------
                                                                                115,861          114,869
                                                                              --------------------------
   Net income before net gain (loss) on sale of real estate properties           78,677           80,469
   Net gain (loss) on sale of real estate properties                              1,210             (668)
                                                                              --------------------------
   Net income                                                                 $  79,887        $  79,801
                                                                              ==========================

           Total revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000 decreased $0.8 million or 0.4% as discussed below:

         - Master lease rent and property operating income increased $8.1 million or 5.1% due mainly to the acquisition of 15 revenue-producing properties, the disposal of nine properties and the completion of five properties under construction that began operations.

         -        Straight line rent income decreased $2.1 million or 26.6%.
                  This decrease is due mainly to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income that was recorded in 2000 that related to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.

         - Mortgage interest income decreased $5.5 million or 24.2% for 2001 compared to 2000 due mainly to the repayment of 42 mortgages during 2000 and 2001.

         - Management fees decreased $1.3 million or 45.0% from 2000 to 2001 due mainly to the loss of property and asset management contracts related to 3.7 million square feet.

         Total expenses for the year ended December 31, 2001 compared to the year ended December 31, 2000 increased $1.0 million or 0.9% as discussed below:

         - General and administrative expenses increased $1.4 million or 15.7% for 2001 compared to 2000 due mainly to certain debt-related charges in the third quarter of 2001 and an increase in the number of employees and related compensation for portfolio management, development and other service-based activities.

         - Property operating expenses and depreciation expense for 2001 compared to 2000 increased $3.9 million or 17.2% and $1.8 million or 4.7%, respectively due mainly to the acquisition of 15 revenue-producing properties, the disposal of nine properties, and the completion of five properties under construction that began operations.

         - Interest expense for 2001 compared to 2000 decreased $4.9 million or 11.4% due mainly to the continuing decrease in interest rates along with a reduction in total debt outstanding from 2000 to 2001. (see Note 4 to Consolidated Financial Statements)

         - In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company which was acquired in 1998 in its merger with Capstone Capital Corporation.

2000 Compared to 1999

         For the year ended December 31, 2000, net income was $79.8 million, or $1.85 per basic common share ($1.82 per diluted common share), on total revenues of $195.3 million compared to net income of $86.0 million, or $2.02 per basic common share ($1.99 per diluted common share), on total revenues of $187.3 million, for the year ended December 31, 1999. FFO was $105.4 million, basic ($105.7 million, diluted), or $2.66 per basic common share ($2.62 per diluted common share), for the year ended December 31, 2000 compared to $105.7 million, or $2.69 per basic common share ($2.66 per diluted common share), in 1999.

(Dollars in thousands)                                                             2000              1999
---------------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                                 $  97,238         $  92,070
   Property operating income                                                     62,400            57,778
   Straight line rent                                                             7,827             6,885
                                                                              ---------------------------
   Total rental income                                                          167,465           156,733
   Mortgage interest income                                                      22,755            25,940
   Management fees                                                                2,785             2,727
   Interest and other income                                                      2,333             1,857
                                                                              ---------------------------
                                                                                195,338           187,257
                                                                              ---------------------------

EXPENSES
   General and administrative                                                     8,739             7,287
   Property operating expenses                                                   22,628            21,077
   Interest                                                                      42,995            38,603
   Depreciation                                                                  38,994            38,566
   Amortization                                                                     513               473
   Provision for loss on investment                                               1,000                 0
                                                                              ---------------------------
                                                                                114,869           106,006
                                                                              ---------------------------
   Net income before net gain (loss) on sale of real estate properties           80,469            81,251
   Net gain (loss) on sale of real estate properties                               (668)            4,776
                                                                              ---------------------------
   Net income                                                                 $  79,801         $  86,027
                                                                              ===========================

         Total revenues for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.1 million or 4.3% as discussed below:

         - Master lease rent and property operating income increased $9.8 million or 6.5% due mainly to the acquisition of 19 revenue-producing properties, the disposal of 12 properties, and the completion of 13 properties under construction that began operations.

         -        Straight line rent income increased $0.9 million or 13.7%.
                  This increase is due mainly to the identification during 2000 of additional leases acquired in 1998 for which straight line rent should be recognized. The amount of straight line rent income recorded in 2000 that related to prior years totaled approximately $1.2 million or $0.03 per basic and diluted common share.

         - Mortgage interest income decreased $3.2 million or 12.3% for 2000 compared to 1999 due mainly to the repayment of 31 mortgages during 1999 and 2000.

         - Interest and other income increased $0.5 million or 25.6% due mainly to the recognition of income of approximately $1.0 million in loan prepayment penalties and exit fees resulting from the repayment of 14 mortgage notes receivable. Further, in 2000, the Company sold a participating interest in one of its notes receivable decreasing the Company's interest income on the note by approximately $0.4 million.

         Total expenses for the year ended December 31, 2000 compared to the year ended December 31, 1999 increased $8.9 million or 8.4% as discussed below:

         - General and administrative expenses increased $1.5 million or 19.9% for 2000 compared to 1999. The primary reason for the increase is due mainly to increased state tax expense recorded in 2000 related to 1998 through 2000 resulting from the Capstone merger impact on corporate structure coupled with changes in state tax laws. The Company also incurred expenses during 2000 pursuing profit-enhancing initiatives.

         - Property operating expenses and depreciation expense for 2000 compared to 1999 increased $1.6 million or 7.4% and $0.4 million or 1.1%, respectively due mainly to the acquisition of 19 revenue-producing properties, the disposal of 12 properties, and the completion of 13 properties under construction that and began operations.

         - Interest expense for 2000 compared to 1999 increased $4.4 million or 11.4% due mainly to the following factors. During 2000, the Company privately placed $70.0 million of unsecured senior notes due 2006 resulting in additional interest expense of approximately $4.9 million in 2000. Interest expense on the unsecured credit facility and term loan facility increased approximately

                  $1.5 million from 1999 to 2000 due to an increase in the combined weighted average interest rate of approximately 1.4% while the combined weighted average balance outstanding decreased approximately $57.5 million. Interest expense on the $90.0 million of unsecured senior notes due 2002 decreased approximately $1.3 million due to annual principal payments of $18.0 million. Further, one mortgage note payable assumed in 1998 was defeased by the Company at maturity in June 2000 which resulted in a decrease of approximately $0.8 million in interest expense from 1999 to 2000.

         - In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company which was acquired in 1998 in its merger with Capstone Capital Corporation.

LIQUIDITY AND CAPITAL RESOURCES

         As discussed in more detail in Note 4 to the Consolidated Financial Statements, the Company, for 2001 and thereafter, has been or is committed to pay interest and outstanding principal balances on its notes and bonds payable as follows (dollars in millions):

                                                                            CONTRACTUAL
                                      BALANCE AT  BALANCE AT                 INTEREST
                                       DECEMBER    DECEMBER    MATURITY       RATE AT       INTEREST
                                       31, 2001    31, 2000      DATE        12/31/01       PAYMENTS         PRINCIPAL PAYMENTS
------------------------------------  ----------  ----------   ---------   -------------   -----------   ---------------------------
Unsecured credit facility              $       0   $   265.0       10/01   LIBOR + 1.05%    Quarterly            At maturity
 due 2001

Unsecured credit facility                   38.0           0        7/04    LIBOR +1.15%    Quarterly            At maturity
 due 2004(1)

Term loan facility                             0        25.0        3/01   LIBOR + 2.50%    Quarterly            At maturity

Senior notes due 2002                       18.0        36.0        9/02           7.41%   Semi-Annual      $18 million annually

Senior notes due 2006                       70.0        70.0        4/06           9.49%   Semi-Annual   $20.3 million in 2004, 2005
                                                                                                          and $29.4 million in 2006

Senior notes due 2011, net                 298.9           0        5/11          8.125%   Semi-Annual           At maturity

6.55% Convertible subordinated                 0        74.5        3/02           6.55%   Semi-Annual           At maturity
debentures, net

10.5% Convertible subordinated                 0         3.4        4/02           10.5%   Semi-Annual           At maturity
debentures, net

Mortgage notes payable                      75.6        57.1   9/04-7/26     7.22%-8.50%     Monthly       Monthly or at maturity

Other note payable                           4.7         5.8        7/05           7.53%   Semi-Annual           Semi-Annual
                                       ---------   ---------

                                       $   505.2   $   536.8
                                       =========   =========

     (1) The Company pays a quarterly facility fee of 0.2% on the commitment.


         During 2001, the Company focused on reorganizing its debt structure and repaying or replacing debt instruments having shorter maturities with debt instruments having longer maturities, effectively strengthening its balance sheet (see Note 4 for more detail):

         - During 2001, the Company sold a 70,494 square foot ancillary hospital facility, a 10,855 square foot ambulatory surgery center, a 25,660 square foot physician clinic and two assisted living facilities with an aggregate square footage of 114,701 for net proceeds totaling $24.9 million. Further, the Company received net proceeds totaling $51.8 million from the repayment of eighteen mortgages during 2001. These proceeds were used to partially repay the Term Loan Facility due in 2001, the Unsecured Credit Facility due 2001, the Unsecured Credit Facility due 2004, as well as for general corporate purposes.

         - In April 2001, the Company entered into six mortgage notes due 2011 totaling $35.0 million. The net proceeds from this transaction were used to fully repay the Term Loan Facility due 2001 and partially repay the Unsecured Credit Facility due 2001.

         - In May 2001, the Company publicly issued $300.0 million of Senior Notes due 2011 and used a portion of the net proceeds to fully repay the Unsecured Credit Facility due 2001. The balance was used as a portion of the funds for the redemption of the 6.55% Debentures and 10.5% Debentures, both due in 2002.

         - In July 2001, the Company replaced its $300.0 million Unsecured Credit Facility due 2001 with a $150.0 million Unsecured Credit Facility due 2004. The Unsecured Credit Facility due 2004 bears interest at

LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. Also, the Company redeemed its 6.55% Debentures and 10.5% Debentures from proceeds remaining from the Senior Notes due 2011 and from the Unsecured Credit Facility due 2004.

         - In August 2001, the Company repaid four variable rate mortgage notes due in December 2003 totaling $14.2 million with proceeds from the Unsecured Credit Facility due 2004.

         - In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering. The net proceeds of $14.0 million were used to repay outstanding indebtedness under the Unsecured Credit Facility due 2004, to fund development commitments and for general corporate purposes.

         - During 2001, the Company funded approximately $38.9 million in development commitments, tenant improvements and other facility improvements and acquired a 97,487 square foot ancillary hospital facility for $14.1 million. These commitments were funded from internally generated cash flows, from the Company's unsecured credit facilities, or from capital market financing.

         In 2001, the Company lengthened its debt maturities so that approximately 68% of its December 31, 2001 debt balance is due after 2006. At January 31, 2002, the Company had additional borrowing capacity of $104.0 million under the Unsecured Credit Facility due 2004.

         Upon repayment of the Term Loan Facility in April 2001 and the repayment of the Unsecured Credit Facility in May 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%, set in arrears, with semi-annual settlement dates each May 1 and November
1. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more credit rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FAS 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

         As of December 31, 2001, the Company can issue an aggregate of approximately $171.6 million of securities remaining under its currently effective registration statement. Should the market permit, the Company may issue securities under its registration statements. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

         The Company generated net cash from operations in 2001 of $91.3 million, a decrease of $29.8 million from 2000 and $0.4 million from 1999. The decrease from 2000 resulted primarily from changes in other assets, other liabilities, accounts payable and accrued expenses. The decrease from 1999 resulted primarily from a decrease in net income and an increase in other assets. Other significant sources and uses of cash for investing and financing activities are set forth in the Statement of Cash Flows in the Consolidated Financial Statements.

         As of December 31, 2001, the Company had a net investment of approximately $18.3 million in four build-to-suit developments in progress which have a total remaining funding commitment of approximately $13.3 million. The Company intends to fund these commitments with internally generated cash flow, proceeds from the Unsecured Credit Facility due 2004, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.

         At December 31, 2001, the Company had stockholders' equity of $1.0 billion. The debt-to-total capitalization ratio, on a book basis, was approximately .333 to 1 at December 31, 2001.

         On January 22, 2002, the Company declared an increase in its quarterly common stock dividend from $.585 per share ($2.34 annualized) to $.59 per share ($2.36 annualized) payable to stockholders of record as of February 15, 2002. This dividend was paid on March 6, 2002. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by its board of directors.

         During 2002, the Company will pay quarterly dividends on its 8 7/8% Series A Cumulative Preferred Stock in the annualized amount of $2.22 per share.

         Under the terms of the leases and other financial support agreements relating to most of the properties, tenants or healthcare providers are generally responsible for operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the performance of the Company, the Company does not believe any increases in the property operating expenses or taxes would significantly impact the operating results of the Company during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the leases or financial support agreements, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by occupancy tenants, by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's cash available for distribution and liquidity may be adversely affected.

         The Company plans to continue to meet its liquidity needs, including funding additional investments in 2002, paying its quarterly dividends and funding its debt service from its cash flows, proceeds from the Unsecured Credit Facility due 2004, proceeds of mortgage notes receivable repayments, sales of real estate investments, or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company, however, cannot be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.

         The Unsecured Credit Facility due 2004, the Senior Notes due 2002, and the Senior Notes due 2006 contain certain financial covenants customary in such loan agreements. The Company was in compliance with these covenants at December 31, 2001.

Impact of Inflation

         Inflation has not significantly affected the earnings of the Company because of the moderate inflation rate and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the risk of any adverse effects of inflation to the Company. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the risk of any adverse effects of inflation to the Company. The Unsecured Credit Facility due 2004 bears interest at a variable rate; therefore, the amount of interest payable under the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

Market Risk

         The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. The Company has no market risk with respect to derivatives and foreign currency fluctuations. Management uses daily monitoring of market conditions and analytical techniques to manage this risk.

         In 2001, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet. (see Note 4 for further details)

         At December 31, 2001 and 2000, the fair value of the Company's variable rate debt approximated its carrying value of $162.8 million and $304.2 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2001 and 2000 carrying value of $162.8 million and $304.2 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $1.6 million and $3.0 million, respectively. The interest rate on variable rate debt is based on and variable with the London interbank offered rate ("LIBOR").

         At December 31, 2001 and 2000, the carrying value of the Company's fixed rate debt was $342.5 million and $232.6 million, respectively, and the fair value of the Company's fixed rate debt was approximately $356.9 million and $218.8 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $18.3 million and $3.8 million, respectively, for aggregate fixed rate debt.

         At December 31, 2001 and 2000, the carrying value of the Company's fixed rate mortgage notes receivable was $122.1 million and $171.0 million, respectively, and the fair value was approximately $124.2 million and $168.7 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in a 1998 acquisition, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $7.7 million and $4.1 million for December 31, 2001 and 2000, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Cautionary Language Regarding Forward Looking Statements

         This Annual Report to Shareholders and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2001.

                                    Report of
                              INDEPENDENT AUDITORS



THE BOARD OF DIRECTORS AND STOCKHOLDERS
HEALTHCARE REALTY TRUST INCORPORATED

         We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.


                                        /s/ ERNST & YOUNG LLP

Nashville, Tennessee
January 24, 2002

                                  Consolidated
                                 BALANCE SHEETS

                                                                                             December 31,
                                                                                    ----------------------------
(Dollars in thousands)                                                                  2001             2000
----------------------------------------------------------------------------------------------------------------
ASSETS
Real estate properties:
      Land                                                                          $   149,522      $   152,254
      Buildings and improvements                                                      1,332,948        1,290,395
      Personal property                                                                   7,815            5,785
      Construction in progress                                                           18,255           30,914
                                                                                    ----------------------------
                                                                                      1,508,540        1,479,348
      Less accumulated depreciation                                                    (158,876)        (120,522)
                                                                                    ----------------------------
Total real estate properties, net                                                     1,349,664        1,358,826

Cash and cash equivalents                                                                 2,930            1,788
Restricted cash                                                                              --              577
Mortgage notes receivable                                                               122,074          171,006
Other assets, net                                                                        81,242           54,879
                                                                                    ----------------------------
Total assets                                                                        $ 1,555,910      $ 1,587,076
                                                                                    ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
      Notes and bonds payable                                                       $   505,222      $   536,781
      Accounts payable and accrued liabilities                                           18,894           22,020
      Other liabilities                                                                  19,707           20,238
                                                                                    ----------------------------
Total liabilities                                                                       543,823          579,039

Commitments and contingencies                                                                --               --

Stockholders' equity:
      Preferred stock, $.01 par value; 50,000,000 shares authorized; issued and
           outstanding 2001 and 2000 - 3,000,000; $75,000 liquidation preference             30               30
      Common stock, $.01 par value; 150,000,000 shares authorized;
           issued and outstanding 2001 - 41,465,919; 2000 - 40,314,399                      414              403
      Additional paid-in capital                                                      1,089,127        1,061,190
      Deferred compensation                                                             (12,852)          (9,730)
      Cumulative net income                                                             375,061          295,174
      Cumulative dividends                                                             (439,693)        (339,030)
                                                                                    ----------------------------
Total stockholders' equity                                                            1,012,087        1,008,037
                                                                                    ----------------------------
Total liabilities and stockholders' equity                                          $ 1,555,910      $ 1,587,076
                                                                                    ============================



                            See accompanying notes.

                                  Consolidated
                              STATEMENTS OF INCOME

                                                                             Year Ended December 31,
                                                               -----------------------------------------------
(Dollars in thousands, except per share data)                        2001             2000              1999
--------------------------------------------------------------------------------------------------------------
REVENUES
      Master lease rental income                               $     99,962     $     97,238      $     92,070
      Property operating income                                      67,750           62,400            57,778
      Straight line rent                                              5,749            7,827             6,885
      Mortgage interest income                                       17,254           22,755            25,940
      Management fees                                                 1,533            2,785             2,727
      Interest and other income                                       2,290            2,333             1,857
                                                               -----------------------------------------------
                                                                    194,538          195,338           187,257
                                                               -----------------------------------------------

EXPENSES
      General and administrative                                     10,110            8,739             7,287
      Property operating expenses                                    26,515           22,628            21,077
      Interest                                                       38,110           42,995            38,603
      Depreciation                                                   40,823           38,994            38,566
      Amortization                                                      303              513               473
      Provision for loss on investment                                    0            1,000                 0
                                                               -----------------------------------------------
                                                                    115,861          114,869           106,006
                                                               -----------------------------------------------
      Net income before net gain (loss) on
        sale of real estate properties                               78,677           80,469            81,251
      Net gain (loss) on sale of real estate properties               1,210             (668)            4,776
                                                               -----------------------------------------------
      Net income                                               $     79,887     $     79,801      $     86,027
                                                               ===============================================
      Net income per common share - Basic                      $       1.84     $       1.85      $       2.02
                                                               ===============================================
      Net income per common share - Diluted                    $       1.81     $       1.82      $       1.99
                                                               ===============================================
      Weighted average common shares outstanding - Basic         39,840,285       39,544,400        39,326,594
                                                               ===============================================
      Weighted average common shares outstanding - Diluted       40,463,158       40,301,409        39,810,306
                                                               ===============================================
      Dividend declared, per common share,
         during the period                                     $       2.31     $       2.23      $       2.15
                                                               ===============================================




                             See accompanying notes.

                                  Consolidated
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Additional                   Cumulative                      Total
(Dollars in thousands,             Preferred      Common        Paid-In      Deferred          Net       Cumulative    Stockholders'
except per share data)               Stock         Stock        Capital    Compensation      Income       Dividends        Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998      $        30   $       398   $ 1,049,039   $   (10,662)   $   129,346   $  (150,447)   $ 1,017,704
    Issuance of common stock               --             2         5,345            --             --            --          5,347
    Shares awarded as deferred
        stock compensation                 --            --            21           (21)            --            --              0
    Deferred stock compensation
        amortization                       --            --            --         1,174             --            --          1,174
    Net income                             --            --            --            --         86,027            --         86,027
    Dividends - common
        ($2.15 per share)                  --            --            --            --             --       (85,693)       (85,693)
    Dividends - preferred
        ($2.22 per share)                  --            --            --            --             --        (6,656)        (6,656)
                                  --------------------------------------------------------------------------------------------------
Balance at December 31, 1999               30           400     1,054,405        (9,509)       215,373      (242,796)     1,017,903
    Issuance of stock                      --             2         5,171            --             --            --          5,173
    Shares awarded as deferred
        stock compensation                 --             1         1,614        (1,606)            --            --              9
    Deferred stock compensation
        amortization                       --            --            --         1,385             --            --          1,385
    Net income                             --            --            --            --         79,801            --         79,801
    Dividends - common
        ($2.23 per share)                  --            --            --            --             --       (89,577)       (89,577)
    Dividends - preferred
        ($2.22 per share)                  --            --            --            --             --        (6,657)        (6,657)
                                  --------------------------------------------------------------------------------------------------
Balance at December 31, 2000               30           403     1,061,190        (9,730)       295,174      (339,030)     1,008,037
    Issuance of stock                      --             9        22,932            --             --            --         22,941
    Shares awarded as deferred
        stock compensation                 --             2         5,005        (5,007)            --            --              0
    Deferred stock compensation
        amortization                       --            --            --         1,885             --            --          1,885
    Net income                             --            --            --            --         79,887            --         79,887
    Dividends - common
        ($2.31 per share)                  --            --            --            --             --       (94,007)       (94,007)
    Dividends - preferred
        ($2.22 per share)                  --            --            --            --             --        (6,656)        (6,656)
                                  --------------------------------------------------------------------------------------------------
Balance at December 31, 2001      $        30   $       414   $ 1,089,127   $   (12,852)   $   375,061   $  (439,693)   $ 1,012,087
                                  =================================================================================================



                             See accompanying notes.

                                  Consolidated
                                  STATEMENTS OF
                                   CASH FLOWS

                                                                             Year Ended December 31,
                                                                   -----------------------------------------
(In thousands)                                                        2001            2000            1999
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net income                                                   $  79,887       $  79,801       $  86,027
      Adjustments to reconcile net income to cash provided by
      operating activities:
           Depreciation and amortization                              43,244          41,553          41,225
           Deferred compensation amortization                          1,885           1,385           1,153
           Increase (decrease) in other liabilities                      165          11,438          (1,973)
           Increase in other assets                                  (23,904)        (10,924)        (17,288)
           Increase (decrease) in accounts payable and
             accrued liabilities                                      (3,121)          5,056          (5,781)
           Increase in straight line rent                             (5,604)         (7,827)         (6,885)
           (Gain) loss on sales of real estate                        (1,210)            668          (4,776)
                                                                   -----------------------------------------
      Net cash provided by operating activities                       91,342         121,150          91,702

INVESTING ACTIVITIES
      Acquisition and development of real estate properties          (53,971)        (97,750)        (55,664)
      Funding of mortgages                                            (2,962)         (7,955)        (27,475)
      Proceeds from mortgage payments/sales                           51,811          86,610          18,749
      Proceeds from sale of real estate                               24,858          15,048          46,929
                                                                   -----------------------------------------
      Net cash provided by (used in) investing activities             19,736          (4,047)        (17,461)

FINANCING ACTIVITIES
      Borrowings on notes and bonds payable                          520,652         151,760         125,200
      Repayments on notes and bonds payable                         (552,866)       (179,419)       (121,608)
      Dividends paid                                                (100,663)        (96,234)        (92,349)
      Proceeds from issuance of common stock                          22,941           5,182           5,202
                                                                   -----------------------------------------
      Net cash used in financing activities                         (109,936)       (118,711)        (83,555)
                                                                   -----------------------------------------

      Increase (decrease) in cash and cash equivalents                 1,142          (1,608)         (9,314)
      Cash and cash equivalents, beginning of year                     1,788           3,396          12,710
                                                                   -----------------------------------------
      Cash and cash equivalents, end of year                       $   2,930       $   1,788       $   3,396
                                                                   =========================================



                             See accompanying notes.

                                    Notes to
                        CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2001, the Company had invested in 245 properties and mortgages located in 29 states, affiliated with 65 healthcare-related entities.

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

Use of Estimates in Financial Statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

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

                  Buildings and improvements      31.5 or 39.0 years
                  Personal property                 3.0 to 7.0 years

Restricted Cash

         Restricted cash includes security deposits and other funds set aside for capital expenditures on certain investments of the Company. The Company had no restricted cash at December 31, 2001.

Mortgage Notes Receivable

         Mortgage notes receivable, substantially all of which were acquired in a 1998 acquisition, were recorded at their fair value at the date of acquisition. As of December 31, 2001, the mortgage portfolio had a weighted average maturity of approximately 4.8 years. Interest rates ranged from 8.34% to 14.04% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty.

Cash and Cash Equivalents

         Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

Federal Income Taxes

         No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum (95% for years prior to 2001) of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

Other Assets

         Other assets consist primarily of receivables, deferred costs and intangible assets. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from three to forty years. Accumulated amortization was $2.9 million and $2.8 million at December 31, 2001 and 2000, respectively.

Revenue Recognition

         Rental income related to noncancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned. The Company had two customers in each of the years ended 2001, 2000 and 1999 who accounted for more than 10% of the Company's revenues. Healthsouth and HCA Inc. accounted for 13% and 11%, respectively, of revenues for each of the three years 2001, 2000 and 1999.

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

Reclassification

         Certain reclassifications have been made in the financial statements for the years ended 2000 and 1999 to conform to the 2001 presentation. These reclassifications had no effect on the results of operations as previously reported.

2. REAL ESTATE PROPERTY LEASES

         The Company's properties are generally leased or supported pursuant to noncancelable, fixed-term operating leases and other financial support arrangements with expiration dates from 2002 to 2023. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. The leases generally provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon increases in the Consumer Price Index or increases in net patient revenues (as defined in the lease agreements), and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

         Future minimum lease and guaranty payments under the noncancelable operating leases and financial support arrangements as of December 31, 2001 are as follows (in thousands):

         2002                                               $   155,429
         2003                                                   159,372
         2004                                                   146,769
         2005                                                   138,491
         2006                                                   134,824
         2007 and thereafter                                    589,892
                                                            -----------
                                                            $ 1,324,777
                                                            ===========

3. REAL ESTATE PROPERTIES

         The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2001 (dollars in thousands).

                                           NUMBER OF                   BUILDINGS AND
                                           FACILITIES                   IMPROVEMENTS     PERSONAL                    ACCUMULATED
                                              (1)            LAND         AND CIP        PROPERTY        TOTAL      DEPRECIATION
--------------------------------------------------------------------------------------------------------------------------------
ANCILLARY HOSPITAL FACILITIES:
      California                                    9     $   18,380     $   62,428     $       68     $   80,876     $    9,811
      Florida                                      10          4,015         65,712            117         69,844         10,311
      Nevada                                        2          2,293         48,274             25         50,592          4,782
      Texas                                         9          8,182         55,561            281         64,024         11,072
      Virginia                                      9         13,693         67,967             89         81,749          9,155
      Other states                                 20         13,457        152,366             70        165,893         12,156
                                           -------------------------------------------------------------------------------------
                                                   59         60,020        452,308            650        512,978         57,287
SKILLED NURSING FACILITIES:
      Colorado                                      3          2,525         18,916              0         21,441          2,416
      Oklahoma                                      5            120         12,931              0         13,051            680
      Pennsylvania                                  3            479         20,138              0         20,617          2,031
      Texas                                         2          1,796         17,670              0         19,466          2,246
      Virginia                                      6          1,452         34,958              0         36,410          2,405
      Other states                                 14          7,327         72,548            215         80,090         12,815
                                           -------------------------------------------------------------------------------------
                                                   33         13,699        177,161            215        191,075         22,593
PHYSICIAN CLINICS:
      Florida                                       9         11,620         43,222             51         54,893          6,445
      Illinois                                      1            207         11,473              0         11,680          1,150
      Massachusetts                                 4          3,137         23,686              0         26,823          2,379
      Tennessee                                     5          2,942          8,337              0         11,279            802
      Texas                                         1          5,134         11,804              0         16,938          1,184
      Other states                                 11          4,920         26,728              1         31,649          2,998
                                           -------------------------------------------------------------------------------------
                                                   31         27,960        125,250             52        153,262         14,958
COMPREHENSIVE AMBULATORY CARE CENTERS:
      Arizona                                       1          2,095         10,160              6         12,261            717
      California                                    1          3,375         25,623              2         29,000          2,972
      Florida                                       6          2,008         54,831             12         56,851          5,009
      Missouri                                      3          3,726         23,370              4         27,100          2,189
      Texas                                         2          1,644         20,241             75         21,960          4,520
                                           -------------------------------------------------------------------------------------
                                                   13         12,848        134,225             99        147,172         15,407
MEDICAL OFFICE BUILDINGS:
      Florida                                       2          2,026          7,558              1          9,585            726
      Tennessee                                     1          1,734          9,015              5         10,754            903
      Texas                                         2          1,161          9,099            444         10,704          2,272
      Virginia                                      4          1,927         12,332            129         14,388          2,001
      Other States                                  1              0          3,549              0          3,549              0
                                           -------------------------------------------------------------------------------------
                                                   10          6,848         41,553            579         48,980          5,902
INPATIENT REHABILITATION FACILITIES:
      Alabama                                       1              0         17,722              0         17,722          1,471
      Florida                                       1              0         11,703              0         11,703            972
      Pennsylvania                                  6          4,719        107,529              0        112,248         10,158
      Texas                                         1          1,116         11,800              0         12,916          1,185
                                           -------------------------------------------------------------------------------------
                                                    9          5,835        148,754              0        154,589         13,786
ASSISTED LIVING FACILITIES:
      Florida                                       3          2,016         21,143              0         23,159          1,335
      New Jersey                                    2          1,809         16,825              0         18,634          1,546
      Pennsylvania                                  7          1,425         28,971              0         30,396          2,830
      Texas                                         8              0         70,988             12         71,000          7,113
      Virginia                                      3            889         16,130              0         17,019          1,602
      Other states                                 16          3,736         65,387              0         69,123          4,716
                                           -------------------------------------------------------------------------------------
                                                   39          9,875        219,444             12        229,331         19,142
OTHER INPATIENT FACILITIES:
      Michigan                                      1          4,405          9,153              0         13,558            923
      Pennsylvania                                  1              0          2,901              0          2,901              0
      Texas                                         1            506          5,386              0          5,892            570
                                           -------------------------------------------------------------------------------------
                                                    3          4,911         17,440              0         22,351          1,493
OTHER OUTPATIENT FACILITIES:
      Alabama                                       2            817         10,604              8         11,429          2,542
      Florida                                       2          3,111          6,370              0          9,481            468
      Missouri                                      1            849          3,621              0          4,470            362
      Mississippi                                   1            538          3,723             30          4,291            812
      Nevada                                        1            940          2,861              0          3,801            547
      Other states                                  5          1,271          7,889              8          9,168          1,004
                                           -------------------------------------------------------------------------------------
                                                   12          7,526         35,068             46         42,640          5,735
      Corporate Property                                           0              0          6,162          6,162          2,573
      Total Property                              209     $  149,522     $1,351,203     $    7,815     $1,508,540     $  158,876

(1) Includes four lessee developments.

4. NOTES AND BONDS PAYABLE

         Notes and bonds payable at December 31, 2001 and 2000 consisted of the following (in thousands):

                                                             December 31,
                                                        ---------------------
                                                          2001         2000
-----------------------------------------------------------------------------
   Unsecured credit facility due 2001                   $      0     $265,000
   Unsecured credit facility due 2004                     38,000            0
   Term loan facility                                          0       25,000
   Senior notes due 2002                                  18,000       36,000
   Senior notes due 2006                                  70,000       70,000
   Senior Notes due 2011, net                            298,906            0
   6.55% Convertible subordinated debentures, net              0       74,501
   10.50% Convertible subordinated debentures, net             0        3,351
   Mortgage notes payable                                 75,649       57,096
   Other note payable                                      4,667        5,833
                                                        ---------------------
                                                        $505,222     $536,781
                                                        =====================

Unsecured Credit Facilities

         In July 2001, the Company entered into a $150 million credit facility (the "Unsecured Credit facility due 2004"). This credit facility replaced the $300 million credit facility (the "Unsecured Credit Facility due 2001") which was fully retired and terminated in May 2001 with proceeds from the sale of $300 million Senior Notes due 2011. The Unsecured Credit Facility due 2004 bears interest at LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. The Unsecured Credit Facility due 2004 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2001, the Company had available borrowing capacity of $112.0 million under the Unsecured Credit Facility due 2004.

Term Loan Facility

         In 1998, the Company entered into a $200.0 million term loan facility (the "Term Loan Facility"). The Term Loan Facility was fully repaid in April 2001.

Senior Notes due 2002

         On September 18, 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. The Senior Notes due 2002 bear interest at 7.41%, payable semi-annually, and mature on September 1, 2002.The remaining balance of $18.0 million is due September 1, 2002. The note agreements pursuant to which the Senior Notes due 2002 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

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

Senior Notes due  2011

         In May 2001, the Company publicly issued $300.0 million unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, beginning November 1, 2001, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, yielding a 8.202% interest rate per annum. A portion of the net proceeds from the issuance of the Senior Notes due 2011 were used to fully retire in May 2001 the Unsecured Credit Facility due 2001. The balance was used as a portion of the funds for the redemption of the 6.55% and 10.5% Convertible Subordinated Debentures in July 2001.

         Upon repayment of the Term Loan Facility in April 2001 and the repayment of the Unsecured Credit Facility due 2001 in May 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%, set in arrears, with semi-annual settlement dates each May 1 and November
1. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more credit rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FAS 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Convertible Subordinated Debentures

         In 1998, the Company assumed in an acquisition and recorded at fair value $74.7 million aggregate face value amount of 6.55% Convertible Subordinated Debentures (the "6.55% Debentures") and $3.8 million aggregate face value amount of 10.5% Subordinated Debentures (the "10.5% Debentures"). During the second quarter of 2001, the Company notified the holders of the 6.55% Debentures and 10.5% Debentures that it was exercising its call option. During the call period, holders converted $3.3 million principal amount of these debentures into 169,686 shares of the Company's common stock. On July 11, 2001, the Company redeemed the 6.55% Debentures for a total redemption price, including unpaid interest, of $1,015 per $1,000 principal amount and redeemed the 10.5% Debentures for a total redemption price, including unpaid interest, of $1,044 per $1,000 principal amount.

         These redemptions of the 6.55% Debentures and 10.5% Debentures, which totaled approximately $74.7 million, were funded from proceeds of the Senior Notes due 2011 and the Unsecured Credit Facility due 2004.

Mortgage Notes Payable

         At December 31, 2001, the Company had outstanding 13 non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

                                                                                                                      Contractual
                                        Effective                                                Collateral at         Balance at
                          Original      Interest     Maturity                                     December 31,        December 31,
  Mortgagor               Balance         Rate         Date               Collateral                2001                2001
  ---------               -------         ----         ----               ----------                ----                ----
Life Insurance Co.        $ 23.3         7.765%        7/26       Ancillary hospital facility     $  43.7             $  22.1

Life Insurance Co.           4.7         7.765%        1/17       Ancillary hospital facility        10.8                 4.1

Life Insurance Co.          17.1         7.765%        4/04       Two ambulatory surgery             37.5                16.0
                                                                  centers & one ancillary
                                                                  hospital facility

Commercial Bank             35.0         7.220%        5/11       Nine ancillary hospital            78.1                33.4
                                                                  facilities & one physician
                                                                  clinic                          -------             -------
                                                                                                  $ 170.1             $  75.6
                                                                                                  =======             =======

         The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25-year amortization with a balloon payment of the unpaid balance in September 2004. The eight notes totaling $35.0 million and the related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries of the Company. These eight fully amortizing notes are payable in monthly installments of principal and interest and mature in May 2011. The contractual interest rates for the 13 outstanding mortgage notes range from 7.22% to 8.50%. In the third quarter of 2001, the Company repaid four mortgage notes payable due 2003 totaling $14.2 million.

Other Note Payable

         On July 31, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

         Future maturities of long-term debt are as follows (in thousands):

         2002                                                      $    22,006
         2003                                                            4,616
         2004                                                           78,202
         2005                                                           25,069
         2006                                                           33,290
         2007 and thereafter                                           342,039
                                                                   -----------
                                                                   $   505,222
                                                                   ===========

         During the years ended December 31, 2001, 2000 and 1999, interest paid totaled $37.8 million, $43.1 million and $41.5 million, and capitalized interest totaled $2.0 million, $1.8 million and $1.9 million, respectively.

5. STOCKHOLDERS' EQUITY

         The Company had common and preferred shares outstanding for each of the three years ended December 31, as follows:

                                                                     Year Ended December 31,
                                                             ----------------------------------------
                                                                2001            2000          1999
                                                                ----            ----          ----
   Common Shares
           Balance, beginning of period                      40,314,399     40,004,579     39,792,775
           Issuance of stock                                    919,656        206,603        210,754
           Shares awarded as deferred stock compensation        231,864        103,217          1,050
                                                             ----------------------------------------
           Balance, end of period                            41,465,919     40,314,399     40,004,579
                                                             ========================================

   Preferred Shares
           Balance, beginning of period                       3,000,000      3,000,000      3,000,000
           Issuance of stock                                         --             --             --
                                                             ----------------------------------------
           Balance, end of period                             3,000,000      3,000,000      3,000,000
                                                             ========================================

         The Company's 8 7/8% Series A Voting Cumulative Preferred Stock (the "Preferred Stock"), par value $.01 per share, is senior to the Company's common stock with respect to dividend rights and rights upon dissolution of the Company. Holders of the Preferred Stock are entitled to receive cumulative preferential cash dividends of 8 7/8 % per annum of the liquidation preference of $25.00 per share payable quarterly, in arrears. On or after September 30, 2002, the Company, at its option, may redeem the Preferred Stock, in whole or in part, at any time or from time to time, at the redemption price of $25.00 per share. The holder of each share of the Preferred Stock has one vote, together with the holders of common stock, on all matters on which stockholders may vote.

         In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering. The net proceeds of $14.0 million were used to repay outstanding indebtedness under the Unsecured Credit Facility due 2004, to fund development commitments and for general corporate purposes.

         Comprehensive income is the same as net income for the Company.

6. BENEFIT PLANS

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

Retirement Plan Information

         Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 2001 is comprised of the following (in thousands):

                                                     2001             2000
--------------------------------------------------------------------------------
         Service cost                               $  392           $  304
         Interest cost                                 243              192
         Other                                          14                0
                                                    -----------------------
                                                    $  649           $  496
                                                    =======================

         The Plans are unfunded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2001 and 2000 (in thousands).

                                                            2001         2000
--------------------------------------------------------------------------------
         Benefit obligation at beginning of year          $ 2,950      $ 2,324
                Service cost                                  392          304
                Interest cost                                 243          192
                Other                                          14            0
                Actuarial gain (loss)                         535          130
                                                          --------------------
         Benefit obligation at end of year                  4,134        2,950
                Unrecognized net actuarial (gain) loss       (452)          84
                                                          --------------------
         Net pension liability in accrued liabilities     $ 3,682      $ 3,034
                                                          ====================

         Accounting for the Executive Retirement Plan for the years ended December 31, 2001 and 2000 assumes discount rates of 7.40% and 7.73%, respectively, and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 7.40% and 7.73%, respectively.

7. STOCK PLANS

1993 Employees Stock Incentive Plan

         The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 2001 and 2000, the Company had a total of 2,256,346 and 2,401,396 Employee Plan Shares authorized, respectively, that had not been issued. Unless terminated earlier, the Employee Plan will terminate on January 1, 2003. As of December 31, 2001 and 2000, the Company had issued a total of 853,598 and 622,184, and had specifically reserved, but not issued, a total of 333,750 and 445,000 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The Employee Plan Shares are subject to fixed vesting periods varying from three to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. For 2001 and 2000, compensation expense resulting from the amortization of the value of these shares was $1.9 million and $1.4 million, respectively.

Non-Employee Directors' Stock Plan

         Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests in each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2001 and 2000, the Company had a total of 83,977 and 84,427 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2001 and 2000, the Company had issued a total of 16,023 and 15,573 shares, respectively, pursuant to the 1995 Directors' Plan. For 2001 and 2000, compensation expense resulting from the amortization of the value of these shares was $12,637 and $24,516, respectively.

Dividend Reinvestment Plan

         The Company is authorized to issue 1,000,000 shares of common stock under the Dividend Reinvestment Plan. As of December 31, 2001 and 2000, the Company had a total of 789,582 and 820,337 shares authorized, respectively, that had not been issued.

Employee Stock Purchase Plan

         Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"), although options issued under the 1995 Employee Purchase Plan prior to 2000 remain exercisable until their scheduled expiration date. As of December 31, 2001 and 2000, the Company had a total of 628,211 and 662,525 shares authorized collectively under the 2000 and 1995 Employee Purchase Plans, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee as of January 2000 and each subsequent January 1 has been granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under both the 2000 and 1995 Employee Purchase Plans expire if not exercised 27 months after each such option's date of grant.

         A summary of the Employee Purchase Plans' collective activity and related information for the years ended December 31 is as follows:

                                                                                          All Options
                                                                         ---------------------------------------------
                                                                           2001              2000              1999
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                            266,007           158,605            85,716
Granted                                                                   204,624           289,272           144,886
Exercised                                                                 (39,359)           (2,892)           (5,524)
Forfeited                                                                 (90,678)         (136,003)          (37,775)
Expired                                                                   (79,632)          (42,975)          (28,698)
                                                                         --------------------------------------------
Outstanding and exercisable at end of year                                260,962           266,007           158,605
Weighted-average fair value of options granted during the year
  (calculated as of the grant date)                                      $   2.41          $   1.68          $   0.76
Weighted-average exercise price of options exercised during
  the year                                                               $  15.57          $  14.84          $  18.00
Weighted-average exercise price of options outstanding
  (calculated as of December 31)                                         $  16.72          $  17.72          $  22.57
Range of exercise prices of options outstanding (calculated as of
  December 31)                                                           $14.98-$23.75     $14.98-$23.76     $19.52-$23.76
Weighted-average contractual life of outstanding options (calculated
  as of December 31, in years)                                                0.8               0.9               1.0

         The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2001, 2000 and 1999: risk-free interest rates of 2.47%, 5.36% and 6.24%;
dividend yields of 8.50%, 13.05% and 9.87%; volatility factors of the expected market price of the Company's common stock of .185, .187 and .178; and an expected life of each option of 1.13 years, respectively.

         The Company recognized no compensation expense related to the 2000 Employee Purchase Plan. If compensation expense had been recognized, the pro-forma effect on net income and earnings per share for the three years in the period ended December 31, 2001, calculated in accordance with Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," would have been as follows (dollars in thousands, except for per share data):

                                           2001           2000           1999
--------------------------------------------------------------------------------
Pro-forma net income                    $   79,394     $   79,315     $   85,917
Pro-forma earnings per share
        Basic                           $     1.83     $     1.84     $     2.02
        Assuming dilution               $     1.80     $     1.81     $     1.99

8. NET INCOME PER SHARE

         The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2001 (dollars in thousands, except per share data).

                                                                      Year Ended December 31,
                                                        ------------------------------------------------
                                                            2001              2000              1999
--------------------------------------------------------------------------------------------------------
BASIC EPS
      Average Shares Outstanding                          40,678,069        40,151,220        39,857,587
        Actual Restricted Stock Shares                      (837,784)         (606,820)         (530,993)
                                                        ------------------------------------------------
      Denominator - Basic                                 39,840,285        39,544,400        39,326,594
                                                        ================================================
      Net income                                        $     79,887      $     79,801      $     86,027
        Preferred Stock Dividend                              (6,656)           (6,657)           (6,656)
                                                        ------------------------------------------------
      Numerator - Basic                                 $     73,231      $     73,144      $     79,371
                                                        ================================================
      Per share amount                                  $       1.84      $       1.85      $       2.02
                                                        ================================================
DILUTED EPS
      Average Shares Outstanding                          40,678,069        40,151,220        39,857,587
        Actual Restricted Stock Shares                      (837,784)         (606,820)         (530,993)
        Dilution for Convertible Debentures                        0           181,136                 0
        Restricted Shares - Treasury                         508,737           533,955           482,496
        Dilution For Employee Stock Purchase Plan            114,136            41,918             1,216
                                                        ------------------------------------------------
      Denominator - Diluted                               40,463,158        40,301,409        39,810,306
                                                        ================================================
      Numerator - Basic                                 $     73,231      $     73,144      $     79,371
        Convertible Subordinated Debenture Interest                0               275                 0
                                                        ------------------------------------------------
      Numerator - Diluted                               $     73,231      $     73,419      $     79,371
                                                        ================================================
      Per share amount                                  $       1.81      $       1.82      $       1.99
                                                        ================================================

9. COMMITMENTS AND CONTINGENCIES

         As of December 31, 2001, the Company had a net investment of approximately $18.3 million in four build-to-suit developments in progress, which have a total remaining funding commitment of approximately $13.3 million.

         As part of the merger with Capstone Capital Corporation ("Capstone") in 1998, agreements were entered into with three individuals affiliated with Capstone that restrict competitive practices and which the Company believes will protect and enhance the value of the real estate properties acquired from Capstone. These agreements provide for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001, and 2002, provided all terms of the agreements are met. The Company issued 150,000 shares during 2001, 2000 and 1999 pursuant to these agreements.

         On March 22, 1999, HR Acquisitions I Corporation, formerly known as Capstone Capital Corporation ("HRT"), a wholly-owned subsidiary of the Company, filed suit against Medistar Corporation and its affiliate, Medix Construction Company in United States District Court for the Northern District of Alabama, Southern Division. HRT sought damages in excess of four million dollars for a variety of claims arising out of the development and construction of four real estate projects located in different parts of the United States. Medistar and Medix served as the developer and contractor, respectively, for the projects. On June 10, 1999, Medistar and Medix filed its answer and counterclaim asserting a variety of alleged legal theories, claims for damages for alleged deficiencies by HRT and the Company in the performance of alleged obligations, and for damage to their business reputation. On December 12, 2001, the parties settled the case which was dismissed with prejudice on January 8, 2002. The settlement has no material financial effect on the Company.

10. OTHER DATA

Funds From Operations (Unaudited)

         Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1999 White Paper, means net income before net gains on sales of real estate properties (computed in accordance with generally accepted accounting principles) plus depreciation from real estate assets. The Company calculates its funds from operations ("FFO") using a modified version of the NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue in funds from operations. In 2001, the Company also excluded certain debt-related charges in computing FFO, and in 2000 excluded its provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion. The Company considers FFO to be an informative measure of the performance of an equity real estate investment trust ("REIT") and consistent with measures used by analysts to evaluate equity REITs. FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

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

                                                                                     Year Ended December 31,
                                                                        ------------------------------------------------
 (Dollars in thousands, except per share data)                              2001              2000              1999
------------------------------------------------------------------------------------------------------------------------
Income before net gain (loss) on sale of real estate properties (2)     $     78,677      $     80,469      $     81,251
      Non-recurring debt-related charges (1)                                     607                 0                 0
      Elimination of rental revenues recognized
        on a straight line basis (1)                                          (5,748)           (7,827)           (6,885)
      Preferred stock dividend                                                (6,656)           (6,657)           (6,656)
      Real estate depreciation                                                40,042            38,393            38,017
      Provision for loss on investment (1)                                         0             1,000                 0
                                                                        ------------------------------------------------
      Total Adjustments                                                       28,245            24,909            24,476
                                                                        ------------------------------------------------
Funds From Operations - Basic                                           $    106,922      $    105,378      $    105,727
        Convertible Subordinated Debenture Interest                                0               275                 0
                                                                        ------------------------------------------------
Funds From Operations - Diluted                                         $    106,922      $    105,653      $    105,727
                                                                        ================================================
Weighted average common shares outstanding - Basic                        39,840,285        39,544,400        39,326,594
                                                                        ================================================
Weighted average common shares outstanding - Diluted                      40,463,158        40,301,409        39,810,306
                                                                        ================================================
Funds From Operations Per Common Share - Basic                          $       2.68      $       2.66      $       2.69
                                                                        ================================================
Funds From Operations Per Common Share - Diluted                        $       2.64      $       2.62      $       2.66
                                                                        ================================================

(1) The Company calculates its FFO using a modified version of NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue. Likewise, in 2001 the Company excluded certain debt-related charges in computing FFO, and in 2000 excluded its provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion. If the Company had followed NAREIT's definition of funds from operations, as other healthcare REIT's do, FFO on a diluted basis would have been $2.77, $2.79, and $2.83 per common share for the twelve months ended December 31, 2001, December 31, 2000, and December 31, 1999, respectively.

(2) 2001, 2000, and 1999 amounts include $1.9 million, $1.4 million and $1.2 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.

Taxable Income

         The Company has elected to be taxed as a real estate investment trust ("REIT"), as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% (95% for years prior to 2001) of its taxable income to its stockholders.

         As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements. If the Company fails to qualify as a REIT, for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.

         Earnings and profits, the current and accumulated amounts of which determine the taxability of distributions to stockholders, varies from net income because of different depreciation recovery periods and methods, and other items.

         The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2001 (dollars in thousands).

                                                         2001          2000          1999
                                                       ------------------------------------
Net income                                             $ 79,887      $ 79,801      $ 86,027

 Depreciation and amortization (1)                       41,126        39,507        39,039
 Depreciation and amortization (2)                      (33,625)      (30,996)      (29,873)
 Gain or loss on disposition of depreciable assets          767          (343)       (1,837)
 Straight line rent                                      (5,749)       (7,827)       (6,885)
 Other                                                      802         1,148        (3,379)
                                                       ------------------------------------
                                                          3,321         1,489        (2,935)
                                                       ------------------------------------
Taxable income (3)                                     $ 83,208      $ 81,290      $ 83,092
                                                       ====================================

         (1)      Per Statements of Income

         (2)      Tax basis

         (3)      Before REIT dividend paid deduction


Return of Capital

         Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2001, 2000 and 1999, dividends paid per share of common stock were $2.31, $2.23 and $2.15, respectively, which consisted of ordinary income per share of $1.95, $1.90 and $2.00 and return of capital per share of $0.36, $0.33 and $0.15 respectively. For the years ended December 31, 2001, 2000 and 1999, dividends paid per share of preferred stock were $2.22 for each year, all of which was ordinary income.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value at December 31, 2001 and 2000 due to their short term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2001 and 2000, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2001 and 2000 was approximately $14.4 million less than fair value and $13.8 million greater than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2001 and 2000 was approximately $2.6 million less than the fair value and $2.2 million greater than the fair value, respectively.

12.  SUBSEQUENT EVENTS

         On January 22, 2002, the Company declared an increase in its quarterly common stock dividend from $.585 per share ($2.34 annualized) to $.59 per share ($2.36 annualized) payable on March 6, 2002 to shareholders of record on February 15, 2002. The Company also announced its quarterly preferred stock dividend of $.55469 per share ($2.22 annualized) payable on February 28, 2002 to shareholders of record on February 15, 2002.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information for the years ended December 31, 2001 and 2000 is summarized below:

                                                                       Quarter Ended
                                              ----------------------------------------------------------------
(In thousands, except per share data)          March 31          June 30         September 30      December 31
--------------------------------------------------------------------------------------------------------------
2001
Total revenue                                 $   48,229        $   49,495        $   47,818        $   48,996
                                              ----------------------------------------------------------------
Net income                                    $   20,644        $   19,373        $   19,723        $   20,147
                                              ----------------------------------------------------------------
Funds from operations - Basic                 $   26,566        $   26,291        $   26,968        $   27,097
                                              ----------------------------------------------------------------
Funds from operations - Diluted               $   26,637        $   26,295        $   26,968        $   27,097
                                              ----------------------------------------------------------------
Net income per common share - Basic           $     0.48        $     0.45        $     0.45        $     0.46
                                              ----------------------------------------------------------------
Net income per common share - Diluted         $     0.47        $     0.44        $     0.45        $     0.45
                                              ----------------------------------------------------------------
Funds from operations per common share
  - Basic                                     $     0.67        $     0.66        $     0.68        $     0.68
                                              ----------------------------------------------------------------
Funds from operations per common share
 - Diluted                                    $     0.66        $     0.65        $     0.67        $     0.67
                                              ----------------------------------------------------------------

2000
Total revenue                                 $   48,259        $   49,850        $   49,588        $   47,641
                                              ----------------------------------------------------------------
Net income                                    $   20,453        $   21,187        $   20,191        $   17,970
                                              ----------------------------------------------------------------
Funds from operations - Basic                 $   26,723        $   26,336        $   26,296        $   26,023
                                              ----------------------------------------------------------------
Funds from operations - Diluted               $   26,723        $   26,336        $   26,421        $   26,094
                                              ----------------------------------------------------------------
Net income per common share - Basic           $     0.48        $     0.49        $     0.47        $     0.41
                                              ----------------------------------------------------------------
Net income per common share - Diluted         $     0.47        $     0.49        $     0.46        $     0.41
                                              ----------------------------------------------------------------
Funds from operations per common share
  - Basic                                     $     0.68        $     0.67        $     0.67        $     0.66
                                              ----------------------------------------------------------------
Funds from operations per common share
 - Diluted                                    $     0.67        $     0.66        $     0.66        $     0.65
                                              ----------------------------------------------------------------