Form 10-K, Exhibit 13
period 2002-12-31
HEALTHCARE REALTY TRUST INC
filed 2003-03-06
CIK 899749

                                                                      EXHIBIT 13

                               Selected Financial
                                  INFORMATION

         The following table sets forth financial information for the Company, which is derived from the Consolidated Financial Statements of the Company (Dollars in thousands, except per share data):

                                                                              Years Ended December 31,
                                                      ---------------------------------------------------------------------------
                                                         2002             2001           2000            1999            1998(2)
---------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME DATA:
   Total revenues                                     $   194,527     $   194,538     $   195,338     $   187,257     $    92,429
   Interest expense                                   $    34,195     $    38,110     $    42,995     $    38,603     $    13,057
   Net income                                         $    70,091     $    79,887     $    79,801     $    86,027     $    40,479
   Net income per common share - Basic                $      1.57     $      1.84     $      1.85     $      2.02     $      1.66
   Net income per common share - Diluted              $      1.55     $      1.81     $      1.82     $      1.99     $      1.63
   Weighted average common shares outstanding
     - Basic                                           40,974,532      39,840,285      39,544,400      39,326,594      24,043,942
   Weighted average common shares outstanding
     - Diluted                                         41,606,068      40,463,158      40,301,409      39,810,306      24,524,600

BALANCE SHEET DATA (AS OF THE END OF THE PERIOD):
   Real estate properties, net                        $ 1,292,646     $ 1,361,224     $ 1,368,487     $ 1,321,447     $ 1,340,267
   Total assets                                       $ 1,489,546     $ 1,555,481     $ 1,587,076     $ 1,607,964     $ 1,612,423
   Notes and bonds payable                            $   545,063     $   505,222     $   536,781     $   563,884     $   559,924
   Total stockholders' equity                         $   908,199     $ 1,012,087     $ 1,008,037     $ 1,017,903     $ 1,017,704

OTHER DATA:
   Funds from operations - Basic (1)                  $   110,709     $   106,922     $   105,378     $   105,727     $    59,667
   Funds from operations - Diluted (1)                $   110,709     $   106,922     $   105,653     $   105,727     $    59,731
   Funds from operations per common share
      - Basic (1)                                     $      2.70     $      2.68     $      2.66     $      2.69     $      2.48
   Funds from operations per common share
      - Diluted (1)                                   $      2.66     $      2.64     $      2.62     $      2.66     $      2.44
   Dividends declared and paid per common
      share                                           $      2.39     $      2.31     $      2.23     $      2.15     $      2.07
 ----------------------------------------------------------------------------------------------------------------------------------

(1)      See Note 11 to Consolidated Financial Statements.
(2)      In October 1998, the Company acquired Capstone Capital Corporation.

          Management's Discussion and Analysis of Financial Condition
                           AND RESULTS OF OPERATIONS

OVERVIEW

         Healthcare Realty Trust Incorporated (the "Company") operates under the Internal Revenue Code of 1986, as amended (the "Code"), as an indefinite life real estate investment trust ("REIT"). The Company, a self-managed and self-administered REIT, follows a general growth strategy that integrates owning, managing, and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. We, the management of Healthcare Realty Trust, believe that by providing related real estate services, we can differentiate our competitive market position, expand our asset base and increase revenues.

         Substantially all of the Company's revenues are derived from rentals on our healthcare real estate properties and from interest earned on mortgage loans. Leases and other financial support arrangements with respect to our healthcare real estate properties are designed to reduce the Company's exposure to increased costs and expenses incurred from the operation of our healthcare properties. Under these leases and financial support arrangements, the risks or increased costs and expenses are typically borne by the tenants and healthcare providers related to the properties. The Company typically incurs operating and administrative expenses, principally compensation expense, office rental and related occupancy costs and various expenses incurred in the process of managing our existing portfolio and acquiring additional properties. The Company also incurs interest expense on its various debt instruments and depreciation expense on its real estate portfolio.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

         The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. In preparing the financial statements, management is required to exercise judgments and make assumptions that impact the carrying amount of assets and liabilities and the reported amounts of revenues and expenses reflected in the financial statements.

         Management routinely evaluates the estimates and assumptions used in the preparation of financial statements. These regular evaluations consider historical experience and other reasonable factors and use the seasoned judgment of management personnel. Management has reviewed the Company's critical accounting policies with the audit committee of the Board of Directors.

         Management believes the following, which are impacted by management estimates and assumptions, collectively represent the Company's critical accounting policies.

Allowance for Uncollectible Accounts

         Healthcare Realty Trust is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. As of December 31, 2002, the Company had investments of approximately $1.6 billion in 221 real estate properties and mortgages. The Company's portfolio was comprised of nine major facility types, located in 28 states, and operated pursuant to contractual agreements with 60 healthcare providers. Most of the Company's investments are subject to long-term leases, mortgages or other financial support arrangements with its operators. Only two of the operators individually accounted for more than 10% of the Company's revenues during the year ended December 31, 2002. Due to the nature of the Company's agreements, the Company's accounts and interest receivables result mainly from monthly billings of tenant rents, lease guaranty amounts, mortgage interest, late fees, and additional rent and interest.

         Payments on receivables are normally collected within 30 days of billing. When receivables remain uncollected management must decide whether to reserve a portion of these receivables as uncollectible. Historically, when circumstances arise that cause accounts receivable to become uncollectible, those circumstances have proven to be unusual or unique considering the underlying lease or financial support agreement. Unlike a financial institution with a large volume of homogeneous retail receivables such as credit card loans or automobile loans that have a predictable loss pattern over time, the Company's receivable losses have historically been infrequent, are tied to a unique or specific event, and have historically been immaterial in amount. The Company's allowance for doubtful accounts is based on specific identification and is recorded for a specific receivable amount once we have determined that such an allowance is needed. The Company does not carry a "general" allowance for uncollectible or doubtful receivables.

         Management monitors the aging and collectibility of receivables on an ongoing basis. Every two weeks a report is produced whereby all receivables are "aged" or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payment from a tenant or sponsor. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant or sponsor. Considering all information gathered, management's judgment must be exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining uncollectibility are the:

         - Type of contractual arrangement under which the receivable was recorded, e.g., a mortgage note, a triple net lease, a gross lease, a sponsor guaranty agreement or some other type of agreement;

         -        Tenant's or debtor's reason for slow payment;

         - Industry influences under which the tenant or debtor operates;

         - Evidence of willingness and ability of the tenant or debtor to pay the receivable;

         -        Credit worthiness of the tenant or debtor;

         - Collateral, security deposit, letters of credit or other monies held as security;

         -        Tenant or debtor's historical payment pattern;

         -        State in which the tenant or debtor operates; and

         - Existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.

         Considering these factors and others, management must conclude whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debt expense for the amount it expects will be uncollectible. For example, if management estimates that a receivable is 75% collectible, then a 25% provision would be recorded for the estimated uncollectible portion. This provision is recorded in the income statement and is charged to the line item in which the revenue was originally recorded. For example, if the receivable due is pursuant to a master lease agreement, then the original revenue would have been recorded to master lease rental income and the corresponding provision would be charged against master lease rental income. Likewise, mortgage interest receivable provisions would be recorded against mortgage interest income. The corresponding allowance is recorded in the balance sheet. There is a risk that management's estimate is over or under-stated; however, the Company believes that this risk is mitigated by the fact that management re-evaluates the allowance at least once a quarter and base their estimates on the most current information available. As such, any over- or under-statements in the allowance should be adjusted for as soon as new and better information becomes available.

         At December 31, 2002 and 2001, the Company's receivable balances were approximately $46.2 million and $34.6 million, respectively, with allowances for uncollectible accounts of approximately $6.8 million and $4.4 million, respectively. The Company's receivables and related allowances are included in other assets on the Company's Consolidated Balance Sheets. If management had used different estimates, or its methodology for determining and recording the allowance had been different, then the amount of bad debt expense included in the Company's financial statements may have been different.

         Currently, the Company has no collectibility issues with its two largest customers. However, should a collectibility problem arise with respect to these large customers, the allowance for doubtful accounts would be increased which could have a material impact on the Company's financial statements in future periods.

Depreciation of Real Estate Assets

         At December 31, 2002, the Company had invested approximately $1.5 billion in depreciable real estate assets. When these real estate assets are acquired or placed in service, they must be depreciated. Management's judgment involves determining which depreciation method to use and estimating the economic life of the real estate asset.

         There are several depreciation methods available under accounting principles generally accepted in the United States. Some methods record relatively more depreciation expense on an asset in the early years of the asset's economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The "straight line" method of depreciating real estate assets is the method we follow because that method spreads the depreciation expense evenly over the useful life of the asset and, in the opinion of management, is the method that most accurately and consistently matches depreciation cost to each accounting period.

         Several useful life scenarios are permissible under accounting principles generally accepted in the United States. Consistent with the depreciation useful life guidelines of the Internal Revenue Service ("IRS"), the Company has elected to assign a useful life of either 39 or 31.5 years depending on the age of the property when acquired as well as other factors. The average useful life of the Company's real estate assets at December 31, 2002 was 34.5 years. Many companies depreciate new non-residential real estate assets over longer useful lives. The Company uses a shorter, more conservative, economic life because it has the effect of recognizing the depreciation expense more quickly and because it is consistent with IRS guidelines.

         Had the Company elected to assign a useful life of 40 years, rather than 39 or 31.5 years, depreciation on real estate assets for 2002 would have been approximately $34 million in 2002 rather than the reported $40 million.

Capitalization of Costs

         Accounting principles generally accepted in the United States allow for capitalization of various types of costs. The rules and regulations on capitalizing costs and the subsequent depreciation or amortization of those costs versus expensing them in the period vary depending on the type of costs and the reason for capitalizing the costs. Under these rules, both direct and indirect costs may be capitalized.

         Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, land acquisition costs as well as other types of fees and expenses. These costs that are directly attributable to a project or asset are capitalized as part of the basis of that asset. The Company also capitalizes direct costs related to debt and equity issuance. Debt issuance costs are then amortized to interest expense and equity issuance costs are netted against the proceeds of the offering.

         Indirect costs include capitalized interest and overhead costs. The Company's overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisitions, development and Information Technology departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company's acquisitions, development, and Information Technology departments who work on these projects maintain and track their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred. The Company's employees incur time in the search for acquisitions and development business opportunities as well as, but to a much lesser degree, in development of internally developed software applications. The Company capitalizes overhead based on direct hours worked on each project. Therefore, each acquired or constructed asset, pursuit project and internally developed software asset will have both direct and indirect costs capitalized to it as part of the overall costs.

         Management's judgment is also exercised in determining whether costs that have been previously capitalized in pursuit of an acquisition or development project should be reserved for or written off if the project is abandoned or should circumstances otherwise change that cause the project's viability to become questionable. The Company follows a standard and consistently applied policy of classifying pursuit activity as well as reserving for those types of costs based on their classification.

         The Company classifies its pursuit projects into three categories. The first category of pursuits is essentially "cold calls" that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes those that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50% which means that 50% of the costs are expensed in the period incurred. The third category, and least frequent, are those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.

         Capitalized pursuit costs, net of the reserve, are carried in other assets in the balance sheet and any reserve recorded is charged to general and administrative expenses on the income statement. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the real estate asset upon acquisition or construction of an asset.

         At December 31, 2002 and 2001, respectively, the Company had capitalized pursuit costs totaling $0.7 million and $0.3 million, respectively. The reserve against these capitalized pursuit costs was $0.5 million and $0, respectively.

Valuation of Long-Lived and Intangible Assets and Goodwill

         The Company assesses the potential for impairment of identifiable intangible assets, long-lived assets including real estate properties, and goodwill whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; or significant negative economic trends or negative industry trends for the Company or its operators. As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if management determined that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above or others, management would measure and record impairment using a projected discounted cash flow method using a discount rate that is consistent with the risk inherent in the Company's business.

         At December 31, 2002, management noted no impairment issues and recorded no impairment loss.

         As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill in 2002. In each of the years 2001 and 2000 the Company recorded approximately $106,000 of goodwill amortization. In lieu of continued amortization, the Company will perform an annual goodwill impairment review. The 2002 review indicated no impairment in the $4.2 million goodwill asset.

         At December 31, 2002, net intangible assets totaled $5.9 million, long-lived or real estate assets totaled $1.5 billion and goodwill totaled $4.2 million.

RESULTS OF OPERATIONS

2002 Compared to 2001

         Net income for 2002 includes a charge (the "charge") recorded in the fourth quarter of $11.8 million, which is comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions.

         For the year ended December 31, 2002, net income after the charge was $70.1 million, or $1.57 per basic common share ($1.55 per diluted common share), on total revenues of $194.5 million compared to net income of $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $194.5 million for the year ended December 31, 2001. Before the charge, net income would have been $81.9 million, or $1.88 per basic common share ($1.84 per diluted common share). Included in net income for the year ended December 31, 2002 is a net gain on sales of real estate properties of $3.4 million, or $0.08 per basic and diluted common share, compared to a net gain on sales of real estate properties of $1.2 million, or $0.03 per basic and diluted common share, for the same period in 2001. Funds from operations ("FFO") was $110.7 million, or $2.70 per basic common share ($2.66 per diluted common share), for the year ended December 31, 2002 compared to $106.9 million, or $2.68 per basic common share ($2.64 per diluted common share), in 2001.

(Dollars in thousands)                                                     2002              2001
---------------------------------------------------------------------------------------------------

REVENUES
   Master lease rental income                                            $ 98,067          $ 99,962
   Property operating income                                               76,590            67,750
   Straight line rent                                                       3,143             5,749
   Mortgage interest income                                                13,308            17,254
   Management fees                                                          1,090             1,533
   Interest and other income                                                2,329             2,290
                                                                         --------------------------
                                                                          194,527           194,538
EXPENSES
   General and administrative                                              22,228            10,110
   Property operating expenses                                             29,803            26,515
   Interest                                                                34,195            38,110
   Depreciation                                                            41,467            40,823
   Amortization                                                               131               303
                                                                         --------------------------
                                                                          127,824           115,861
                                                                         --------------------------
   Net income before net gain on sale of real estate properties            66,703            78,677
   Net gain on sale of real estate properties                               3,388             1,210
                                                                         --------------------------
   Net income                                                            $ 70,091          $ 79,887
                                                                         ==========================

         Total revenues for the year ended December 31, 2002 and 2001 remained steady at $194.5 million though the individual line items within revenue fluctuated as discussed below:

         - Master lease rental income decreased $1.9 million or 1.9% due mainly to the disposal of 14 properties during 2001 and 2002, offset partially by rent growth from contractual leases and the receipt of a lease termination fee in 2002.

         - Property operating income increased $8.8 million or 13.0% due mainly to the acquisition of two revenue-producing properties, the commencement of operations during 2002 and 2001 of five properties that were previously under construction, the increased occupancy in other multi-tenanted properties, offset partially by the disposal of four properties during 2002 and 2001.

         -        Straight line rent income decreased $2.6 million or 45.3%.
                  This decrease was due mainly to asset sales, normal annual decreases in the straight line rent calculation on our leases, as well as the effect of reversing the historical straight line rent receivable due to restructuring rent increases on four leases during 2002 that eliminated the straight line rent requirement.

         - Mortgage interest income decreased $3.9 million or 22.9% for 2002 compared to 2001 due mainly to the repayment of 31 mortgages during 2002 and 2001, offset partially by interest income earned on a first mortgage acquired in 2002 on a property where the Company previously owned the second mortgage.

         - Management fees decreased $0.4 million or 28.9% from 2002 to 2001 due mainly to the loss of property management contracts.

         Total expenses for the year ended December 31, 2002 compared to the year ended December 31, 2001 increased $12.0 million or 10.3% as discussed below:

         - General and administrative expenses increased $12.1 million or 119.9% for 2002 compared to 2001 due mainly to an $11.8 million charge recorded in the fourth quarter of 2002 that was discussed previously.

         - Property operating expenses increased $3.3 million or 12.4% due mainly to the acquisition of two revenue-producing properties, the disposal of four properties and the commencement of operations during 2001 and 2002 of five properties that were previously under construction.

         - Interest expense for 2002 compared to 2001 decreased $3.9 million or 10.3% due mainly to the continuing decrease in market interest rates, offset partially by an increase in our outstanding debt balance.

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

(Dollars in thousands)                                                            2001              2000
-----------------------------------------------------------------------------------------------------------

REVENUES
   Master lease rental income                                                   $ 99,962          $  97,238
   Property operating income                                                      67,750             62,400
   Straight line rent                                                              5,749              7,827
   Mortgage interest income                                                       17,254             22,755
   Management fees                                                                 1,533              2,785
   Interest and other income                                                       2,290              2,333
                                                                                ---------------------------
                                                                                 194,538            195,338
EXPENSES
   General and administrative                                                     10,110              8,739
   Property operating expenses                                                    26,515             22,628
   Interest                                                                       38,110             42,995
   Depreciation                                                                   40,823             38,994
   Amortization                                                                      303                513
   Provision for loss on investment                                                    0              1,000
                                                                                ---------------------------
                                                                                 115,861            114,869
                                                                                ---------------------------
   Net income before net gain (loss) on sale of real estate properties            78,677             80,469
   Net gain (loss) on sale of real estate properties                               1,210               (668)
                                                                                ---------------------------
   Net income                                                                   $ 79,887          $  79,801
                                                                                ===========================

         Total revenues for the year ended December 31, 2001 compared to the year ended December 31, 2000 decreased $0.8 million or 0.4% as discussed below:

         - Master lease rent and property operating income increased $8.1 million or 5.1% due mainly to the acquisition of 15 revenue-producing properties, the commencement of operations during 2001 and 2000 of five properties that were previously under construction, offset partially by the disposal of nine properties during 2001 and 2000.

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

         - Property operating expenses and depreciation expense for 2001 compared to 2000 increased $3.9 million or 17.2% and $1.8 million or 4.7%, respectively due mainly to the acquisition of 15 revenue-producing properties, the commencement of operations during 2001 and 2000 of five properties that were previously under construction, offset partially by the disposal of nine properties during 2001 and 2000.

         - Interest expense for 2001 compared to 2000 decreased $4.9 million or 11.4% due mainly to the continuing decrease in interest rates along with a reduction in total debt outstanding from 2000 to 2001.

         - In 2000, the Company fully reserved for its $1.0 million investment in the preferred stock of a private assisted living company that was acquired in 1998 in its merger with Capstone Capital Corporation.

LIQUIDITY AND CAPITAL RESOURCES

Debt Obligations

         As discussed in more detail in Note 4 to the Consolidated Financial Statements, for 2002 and thereafter, the Company has been or is committed to pay interest and outstanding principal balances on its notes and bonds payable as follows (dollars in millions):

                                                                                 CONTRACTUAL
                                         BALANCE AT    BALANCE AT                 INTEREST
                                        DECEMBER 31,    DECEMBER    MATURITY       RATES AT      INTEREST
                                            2002        31, 2001      DATE         12/31/02      PAYMENTS        PRINCIPAL PAYMENTS
-----------------------------------------------------------------------------------------------------------------------------------

Unsecured credit facility due 2004(1)    $ 84.0          $ 38.0       7/04       LIBOR +1.15%    Quarterly           At maturity
Senior notes due 2002                         0            18.0       9/02          7.41%       Semi-Annual     $18 million annually
Senior notes due 2006                      70.0            70.0       4/06          9.49%       Semi-Annual      $20.3 million in
                                                                                                               2004, 2005 and $29.4
                                                                                                                  million in 2006
Senior notes due 2011, net                315.2           298.9       5/11          8.125%      Semi-Annual         At maturity
Mortgage notes payable                     72.4            75.6     9/04-7/26    7.22%-8.50%      Monthly     Monthly or at maturity
Other note payable                          3.5             4.7       7/05          7.53%       Semi-Annual        Semi-annually
                                         ------          ------
                                         $545.1          $505.2
                                         ======          ======

(1)      The Company pays a quarterly facility fee of 0.2% on the commitment.

         In 2001, the Company focused on reorganizing its debt structure and repaying or replacing debt instruments having shorter maturities with debt instruments having longer maturities. As a result of these efforts, at December 31, 2002, substantially all of the Company's outstanding principal debt balances are due after 2003 (with 65% due after 2007). Further, at December 31, 2002, the Company had borrowing capacity remaining of $54.0 million under the Unsecured Credit Facility due 2004.

         Moody's Investors Service, Standard and Poor's, and Fitch Ratings rate our senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2002, the Company's earnings covered fixed charges at a ratio of 2.93 to 1.00, the Company's stockholders' equity totaled approximately $908.0 million and its debt to total capitalization ratio, on a book basis, was approximately
0.375 to 1.

         At December 31, 2002, the Company was in compliance with the debt covenant requirements under its various debt instruments.

         Following the reorganization of the Company's debt structure in 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in Financial Accounting Standards Board Statement No. 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Shelf Registration

         As of December 31, 2002, the Company can issue an aggregate of approximately $167.1 million of securities remaining under its currently effective registration statement. Should the market permit, the Company may issue securities under this registration statement. The Company may, under certain circumstances, borrow additional amounts in connection with the renovation or expansion of its properties, the acquisition or development of additional properties or, as necessary, to meet distribution requirements for REITs under the Internal Revenue Code. The Company may raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

Security Deposits and Letters of Credit

         Generally, the Company may, at its discretion and upon notification to the operator, draw upon security deposits and letters of credit if an operator is in default under its lease or mortgage loan. As of December 31, 2002, the Company held approximately $5.9 million in letters of credit, security deposits, debt service reserves and capital replacement reserves.

Acquisitions and Dispositions during the Fourth Quarter of 2002

         During the fourth quarter of 2002, the Company acquired a 135,000 square foot medical office building in Houston, TX for approximately $19.1 million.

         During the fourth quarter of 2002, the Company sold a 144,000 square foot ancillary hospital facility in Atlanta, Georgia, a 14,000 square foot assisted living facility in St. Petersburg, Florida, and a 17,000 square foot medical office building in Cheyenne, Wyoming that is associated with another facility that the Company continues to own for approximately $13.7 million in net proceeds. Also, mortgage notes receivable on two assisted living facilities, a 43,000 square foot facility in Albuquerque, New Mexico and a 62,000 square foot facility in Newhall, California were repaid totaling approximately $4.8 million in net proceeds. The proceeds were used to partially repay the Unsecured Credit Facility due 2004 and for general corporate purposes.

Cash Flows

         The Company generated net cash from operations in 2002 of $109.0 million, an increase of $13.5 million from 2001 and a decrease of $16.3 million from 2000. These fluctuations from year to year resulted primarily from changes in other assets, other liabilities, and accounts payable and accrued expenses. Other significant sources and uses of cash for investing and financing activities are set forth in the Statements of Cash Flows in the Consolidated Financial Statements.

Construction in Progress

         As of December 31, 2002, the Company had a net investment of approximately $10.5 million in three build-to-suit developments in progress that have a total remaining funding commitment of approximately $10.8 million. The Company intends to fund these commitments with internally generated cash flow, proceeds from the Unsecured

Credit Facility due 2004, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.

Dividends

         On January 28, 2003, the Company declared an increase in its quarterly common stock dividend from $0.605 per share ($2.42 annualized) to $0.61 per share ($2.44 annualized) payable on March 6, 2003 to shareholders of record on February 14, 2003. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by the board of directors.

         During 2002, the Company paid quarterly dividends on its 8 7/8% Series A Voting Cumulative Preferred Stock totaling $1.85 per share.

Preferred Stock Redemption

         On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued dividends of $0.18896 per share from August 30, 2002 to the redemption date, for a total redemption price of $25.18896 per share. The aggregate cost of the redemption was $75,566,881.

Common Stock Repurchase

         On October 24, 2002, the Company announced that its Board of Directors authorized management to repurchase up to one million shares of the Company's common stock at such times and upon such terms as management may determine.

Liquidity

         Under the terms of the leases and other financial support agreements the Company has relating to most properties, the tenants or healthcare providers are generally responsible for paying the operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the Company's overall performance, the Company does not believe any increases in property operating expenses or taxes would significantly impact the Company's operating results during the respective terms of the agreements. The Company anticipates entering into similar arrangements with respect to additional properties it acquires or develops. After the term of the leases or financial support agreements, or in the event the financial obligations required by the agreement are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by occupancy tenants, by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, our cash available for distribution and liquidity may be adversely affected.

         The Company plans to continue to meet its liquidity needs, including funding additional investments in 2003, paying quarterly dividends and funding debt service from its cash flows, proceeds from the Unsecured Credit Facility due 2004, proceeds of mortgage notes receivable repayments, sales of real estate investments, or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to us in sufficient amounts to meet its liquidity needs.

Impact of Inflation

         Inflation has not significantly affected the Company's earnings due to the moderate inflation rate in recent years and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company's risk of the adverse effects of inflation. In addition, inflation will have the effect of increasing gross revenues under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the Company's risk of any adverse effects of inflation. Interest payable under the interest rate swaps and the Unsecured Credit Facility due 2004 is calculated at a variable rate; therefore, the amount of interest payable under the swaps and the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

Market Risk

         The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. Management uses daily monitoring of market conditions and analytical techniques to manage this risk. The Company has no market risk with respect to foreign currency fluctuations.

         In 2001, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. At December 31, 2002 and 2001, the fair value of the hedge is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheets. (See Note 4 for further details)

         At December 31, 2002 and 2001, the fair value of the Company's variable rate debt approximated its carrying value of $225.0 million and $162.8 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2002 and 2001 carrying value of $225.0 million and $162.8 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $2.25 million and $1.6 million, respectively. The interest rate on variable rate debt is based on and variable with the London interbank offered rate ("LIBOR").

         At December 31, 2002 and 2001, the carrying value of the Company's fixed rate debt was $320.1 million and $342.4 million, respectively, and the fair value of the Company's fixed rate debt was approximately $362.8 million and $356.9 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $14.8 million and $18.3 million, respectively, for aggregate fixed rate debt.

         At December 31, 2002 and 2001, the carrying value of the Company's fixed rate mortgage notes receivable was $102.4 million and $122.1 million, respectively, and the fair value was approximately $115.8 million and $124.2 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when the mortgage notes receivable were acquired in a 1998 acquisition, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $12.5 million and $7.7 million for December 31, 2002 and 2001, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Off-Balance Sheet Arrangements

         The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cautionary Language Regarding Forward Looking Statements

         This Annual Report to Shareholders and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2002.

                                   Report of
                              INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS
HEALTHCARE REALTY TRUST INCORPORATED


         We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

                                                /s/ Ernst & Young LLP
Nashville, Tennessee
January 29, 2003

                                  Consolidated
                                 BALANCE SHEETS

                                                                                        December 31,
                                                                              ---------------------------------
(Dollars in thousands)                                                            2002                 2001
---------------------------------------------------------------------------------------------------------------

ASSETS
Real estate properties:
     Land                                                                     $   135,791           $   149,522
     Buildings and improvements                                                 1,332,872             1,348,031
     Personal property                                                              5,730                 5,405
     Construction in progress                                                      10,546                18,255
                                                                              ---------------------------------
                                                                                1,484,939             1,521,213
     Less accumulated depreciation                                               (192,293)             (159,989)
                                                                              ---------------------------------
Total real estate properties, net                                               1,292,646             1,361,224

Cash and cash equivalents                                                             402                 2,930
Mortgage notes receivable                                                         102,792               122,074
Other assets, net                                                                  93,706                69,253
                                                                              ---------------------------------
Total assets                                                                  $ 1,489,546           $ 1,555,481
                                                                              =================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Notes and bonds payable                                                  $   545,063           $   505,222
     Accounts payable and accrued liabilities                                      24,960                12,203
     Other liabilities                                                             11,324                25,969
                                                                              ---------------------------------
Total liabilities                                                                 581,347               543,394

Commitments and contingencies                                                          --                    --

Stockholders' equity:
     Preferred stock, $.01 par value; 50,000,000 shares authorized;
         issued and outstanding 2002 - none; and 2001 - 3,000,000                       0                    30
     Common stock, $.01 par value; 150,000,000 shares authorized;
         issued and outstanding 2002 - 41,823,564; 2001 - 41,465,919                  418                   414
     Additional paid-in capital                                                 1,024,467             1,089,127
     Deferred compensation                                                        (16,251)              (12,852)
     Cumulative net income                                                        445,152               375,061
     Cumulative dividends                                                        (545,587)             (439,693)
                                                                              ---------------------------------
Total stockholders' equity                                                        908,199             1,012,087
                                                                              ---------------------------------
Total liabilities and stockholders' equity                                    $ 1,489,546           $ 1,555,481
                                                                              =================================


                            See accompanying notes.

                                  Consolidated
                             STATEMENTS OF INCOME

                                                                                          Year Ended December 31,
                                                                               ------------------------------------------------
(Dollars in thousands, except per share data)                                     2002              2001               2000
-------------------------------------------------------------------------------------------------------------------------------

REVENUES
     Master lease rental income                                                $    98,067       $    99,962       $     97,238
     Property operating income                                                      76,590            67,750             62,400
     Straight line rent                                                              3,143             5,749              7,827
     Mortgage interest income                                                       13,308            17,254             22,755
     Management fees                                                                 1,090             1,533              2,785
     Interest and other income                                                       2,329             2,290              2,333
                                                                               ------------------------------------------------
                                                                                   194,527           194,538            195,338

EXPENSES
     General and administrative                                                     22,228            10,110              8,739
     Property operating expenses                                                    29,803            26,515             22,628
     Interest                                                                       34,195            38,110             42,995
     Depreciation                                                                   41,467            40,823             38,994
     Amortization                                                                      131               303                513
     Provision for loss on investment                                                    0                 0              1,000
                                                                               ------------------------------------------------
                                                                                   127,824           115,861            114,869
                                                                               ------------------------------------------------

     Net income before net gain (loss) on sale of real estate properties            66,703            78,677             80,469
     Net gain (loss) on sale of real estate properties                               3,388             1,210               (668)
                                                                               ------------------------------------------------
     Net income                                                                $    70,091       $    79,887       $     79,801
                                                                               ================================================
     Net income per common share - Basic                                       $      1.57       $      1.84       $       1.85
                                                                               ================================================
     Net income per common share - Diluted                                     $      1.55       $      1.81       $       1.82
                                                                               ================================================
     Weighted average common shares outstanding - Basic                         40,974,532        39,840,285         39,544,400
                                                                               ================================================
     Weighted average common shares outstanding - Diluted                       41,606,068        40,463,158         40,301,409
                                                                               ================================================
     Dividend declared, per common share, during the period                    $      2.39       $      2.31       $       2.23
                                                                               ================================================


                            See accompanying notes.

                                  Consolidated
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                         Additional                  Cumulative                    Total
(Dollars in thousands,           Preferred   Common        Paid-In      Deferred        Net       Cumulative    Stockholders'
except per share data)            Stock      Stock         Capital    Compensation     Income     Dividends        Equity
-----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1999       $ 30     $    400     $ 1,054,405     $ (9,509)    $215,373    $(242,796)    $ 1,017,903
    Issuance of stock                --            2           5,171           --           --           --           5,173
    Shares awarded as deferred
       stock compensation            --            1           1,614       (1,606)          --           --               9
    Deferred stock compensation
       amortization                  --           --              --        1,385           --           --           1,385
    Net income                       --           --              --           --       79,801           --          79,801
    Dividends - common
       ($2.23 per share)             --           --              --           --           --      (89,577)        (89,577)
    Dividends - preferred
       ($2.22 per share)             --           --              --           --           --       (6,657)         (6,657)
                                   ----------------------------------------------------------------------------------------

Balance at December 31, 2000         30          403       1,061,190       (9,730)     295,174     (339,030)      1,008,037
    Issuance of stock                --            9          22,932           --           --           --          22,941
    Shares awarded as deferred
       stock compensation            --            2           5,005       (5,007)          --           --               0
    Deferred stock compensation
       amortization                  --           --              --        1,885           --           --           1,885
    Net income                       --           --              --           --       79,887           --          79,887
    Dividends - common
       ($2.31 per share)             --           --              --           --           --      (94,007)        (94,007)
    Dividends - preferred
       ($2.22 per share)             --           --              --           --           --       (6,656)         (6,656)
                                   ----------------------------------------------------------------------------------------

Balance at December 31, 2001         30          414       1,089,127      (12,852)     375,061     (439,693)      1,012,087
    Issuance of stock                --            3           6,068           --           --           --           6,071
    Preferred stock redemption      (30)          --         (74,970)          --           --           --         (75,000)
    Common stock redemption          --           (4)        (10,898)          --           --           --         (10,902)
    Shares awarded as deferred
       stock compensation            --            5          15,140      (15,145)          --           --               0
    Accelerated vesting of
       deferred compensation         --           --              --        8,674           --           --           8,674
    Deferred stock compensation
       amortization                  --           --              --        3,072           --           --           3,072
    Net income                       --           --              --           --       70,091           --          70,091
    Dividends - common
       ($2.39 per share)             --           --              --           --           --     (100,335)       (100,335)
    Dividends - preferred
       ($1.85 per share)             --           --              --           --           --       (5,559)         (5,559)
                                   ----------------------------------------------------------------------------------------
Balance at December 31, 2002       $  0     $    418     $ 1,024,467     $(16,251)    $445,152    $(545,587)    $   908,199
                                   ========================================================================================


                            See accompanying notes.

                                  Consolidated
                            STATEMENTS OF CASH FLOWS

                                                                                 Year Ended December 31,
                                                                    ---------------------------------------------
(In thousands)                                                        2002              2001              2000
-----------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
     Net income                                                     $  70,091         $  79,887         $  79,801
     Adjustments to reconcile net income to cash provided by
        operating activities:
         Depreciation and amortization                                 43,486            43,244            41,553
         Deferred compensation amortization                             3,072             1,885             1,385
         Increase (decrease) in other liabilities                      (2,818)              165            11,438
         Increase in other assets                                      (8,803)          (19,694)           (6,714)
         Accelerated vesting of deferred compensation                   8,674                 0                 0
         Increase (decrease) in accounts payable and
           accrued liabilities                                          1,855            (3,121)            5,056
         Increase in straight line rent                                (3,143)           (5,604)           (7,827)
         Net (gain) loss on sales of real estate                       (3,388)           (1,210)              668
                                                                    ---------------------------------------------
     Net cash provided by operating activities                        109,026            95,552           125,360

INVESTING ACTIVITIES
     Acquisition and development of real estate properties            (43,741)          (53,971)          (97,750)
     Funding of mortgages                                              (3,978)           (2,962)           (7,955)
     Proceeds from mortgage payments/sales                             22,624            51,811            86,610
     Proceeds from sale of real estate                                 81,267            24,858            15,048
                                                                    ---------------------------------------------
     Net cash provided by (used in) investing activities               56,172            19,736            (4,047)

FINANCING ACTIVITIES
     Borrowings on notes and bonds payable                            218,500           520,652           151,760
     Repayments on notes and bonds payable                           (207,193)         (552,866)         (179,419)
     Dividends paid                                                  (105,894)         (100,663)          (96,234)
     Preferred stock redemption                                       (75,000)                0                 0
     Proceeds from issuance of common stock                             1,861            18,731               972
                                                                    ---------------------------------------------
     Net cash used in financing activities                           (167,726)         (114,146)         (122,921)
                                                                    ---------------------------------------------

     Increase (decrease) in cash and cash equivalents                  (2,528)            1,142            (1,608)
     Cash and cash equivalents, beginning of year                       2,930             1,788             3,396
                                                                    ---------------------------------------------
     Cash and cash equivalents, end of year                         $     402         $   2,930         $   1,788
                                                                    =============================================


                            See accompanying notes.

                                    Notes to
                       CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2002, the Company had invested in 221 properties and mortgages located in 28 states, affiliated with 60 healthcare-related entities.

Basis of Presentation

         The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in Financial Statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. A discussion of our critical accounting policies involving management's estimates and assumptions is included in Management's Discussion and Analysis of Financial Condition.

Real Estate Properties

         Real estate properties are recorded at cost, which includes both direct and indirect costs. Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs include capitalized interest and overhead costs. The cost of real properties acquired is allocated between land, buildings, and personal property based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over the following estimated useful lives:

                  Land improvements                            15 years
                  Buildings and improvements         31.5 or 39.0 years
                  Personal property                    5.0 to 7.0 years

         As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we must access the potential for impairment of our long-lived assets, including real estate properties whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. At December 31, 2002, we noted no impairment issues and recorded no impairment loss.

Mortgage Notes Receivable

         Mortgage notes receivable, substantially all of which were acquired in a 1998 acquisition, were recorded at their fair value at the date of acquisition. As of December 31, 2002, the mortgage portfolio had a weighted average maturity of approximately 4.2 years. Interest rates ranged from 8.51% to 16.60% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty.

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

Other Assets

         Other assets consist primarily of receivables, deferred costs and intangible assets and goodwill. Deferred financing costs are amortized over the term of the related credit facility using the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from three to forty years. Accumulated amortization was $5.3 million and $3.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001 the Company's receivable balances were approximately $46.2 million and $34.6 million, respectively, with allowances for uncollectible accounts of approximately $6.8 million and $4.4 million, respectively. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill effective January 1, 2002. In lieu of continued amortization, management performs an annual goodwill impairment review. The 2002 review indicated no impairment of goodwill. Goodwill amortization expense for the year ended December 31, 2001 was approximately $106,000.

Revenue Recognition

         Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Any additional rent, as defined in each lease agreement, is recognized as earned. The Company had two customers in each of the years ended 2002, 2001 and 2000 who accounted for more than 10% of the Company's revenues. Healthsouth and HCA Inc. accounted for 13% and 11%, respectively, of revenues for each of the three years 2002, 2001 and 2000.

Stock Issued to Employees

         The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its equity-based awards to employees.

         The following table represents the effect on net income and earnings per share for the three years in the period ended December 31, 2002 as if the Company had applied the fair value-based method and recognition provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," (dollars in thousands, except for per share data):

                                                                       2002      2001       2000
--------------------------------------------------------------------------------------------------

Net income, as reported                                              $70,091    $79,887    $79,801
Compensation expense for equity-based awards to employees
       under the fair value method                                     (460)      (493)      (486)
                                                                     -----------------------------
Pro-forma net income                                                 $69,631    $79,394    $79,315
Earnings per share, as reported
       Basic                                                         $  1.57    $  1.84    $  1.85
       Assuming dilution                                             $  1.55    $  1.81    $  1.82
Pro-forma earnings per share
       Basic                                                         $  1.56    $  1.83    $  1.84
       Assuming dilution                                             $  1.54    $  1.80    $  1.81

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

Reclassification

         Certain reclassifications have been made in the financial statements for the years ended 2001 and 2000 to conform to the 2002 presentation. These reclassifications had no effect on the results of operations as previously reported.

New Pronouncements

         In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 142, "Accounting for Goodwill and Intangible Assets" ("FAS 142"). FAS 142 became effective for us January 1, 2002. FAS 142, which supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets", requires companies to no longer amortize goodwill and other indefinite lived intangible assets but review the assets at least annually for impairment. Intangible assets with definite lives will continue to be amortized. The adoption of FAS 142 had no material impact on the financials for the Company for the year ended December 31, 2002; and our 2002 review indicated no impairment in our $4.2 million goodwill asset.

         In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business as previously defined in that Opinion. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with FAS 121. Unlike FAS 121, however, an impairment assessment under FAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under FAS 142 as discussed in the previous paragraph. FAS 144 also broadens the scope of defining discontinued operations. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Under the provisions of FAS 144, the identification and classification of a property as held for sale, or the termination of any of the Company's management contracts for a managed-only property, by expiration or otherwise, would result in the classification of the operating results of such property, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified and the Company does not have any significant continuing involvement in the operations of the property after the disposal or termination. The Company adopted FAS 144 on January 1, 2002.

         In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). FAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", which requires all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result, the criteria in APB 30 will now be used to classify those gains and losses. FAS 145 amends FASB Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. FAS 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, they may change accounting practices in some instances. The provisions of FAS 145 are effective for financial statements issued for fiscal years beginning after May 15, 2002.

         In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Adoption of FAS 146 is not expected to have a material impact on the Company's financial statements.

         In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 as of December 31, 2002.

2.       REAL ESTATE PROPERTY LEASES

         The Company's properties are generally leased or supported pursuant to non-cancelable, fixed-term operating leases and other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. Each lease generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

         Future minimum lease and guaranty payments under the non-cancelable operating leases and financial support arrangements as of December 31, 2002 are as follows (in thousands):

         2003                              $  158,532
         2004                                 151,637
         2005                                 139,491
         2006                                 131,874
         2007                                 123,960
         2008 and thereafter                  475,905
                                           ----------
                                           $1,181,399
                                           ==========

3.       REAL ESTATE PROPERTIES

         The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2002 (dollars in thousands).

                                                                    BUILDINGS
                                       NUMBER OF                       AND
                                      FACILITIES                   IMPROVEMENTS   PERSONAL               ACCUMULATED
                                         (1)          LAND           AND CIP      PROPERTY   TOTAL       DEPRECIATION
---------------------------------------------------------------------------------------------------------------------
ANCILLARY HOSPITAL FACILITIES:
     California                           8         $ 17,037         $ 59,982       $ 74    $ 77,093      $ 10,947
     Florida                             10            4,015           66,461        117      70,593        12,265
     Tennessee                            5            3,648           54,595         99      58,342         2,755
     Texas                                9            8,182           56,261        281      64,724        12,887
     Virginia                             6            4,156           47,873         74      52,103         8,747
     Other states                        16           10,612          147,700         82     158,394        18,285
                                         ----------------------------------------------------------------------------
                                         54           47,651          432,872        727     481,250        65,886
SKILLED NURSING FACILITIES:
     Colorado                             3            2,886           23,522          0      26,408         3,471
     Oklahoma                             5              120           13,221          0      13,341         1,129
     Pennsylvania                         3              479           20,595          0      21,074         2,735
     Texas                                2            1,795           17,671          0      19,466         2,699
     Virginia                             6            1,452           35,766          0      37,218         4,731
     Other states                        12            5,188           51,098        215      56,501        10,033
                                         ----------------------------------------------------------------------------
                                         31           11,920          161,873        215     174,008        24,798
PHYSICIAN CLINICS:
     Florida                              9           12,089           44,029         51      56,169         7,878
     Illinois                             1              207           11,732          0      11,939         1,549
     Massachusetts                        3            2,658           17,181          0      19,839         2,271
     Tennessee                            5            2,943            8,395          0      11,338         1,064
     Texas                                1            5,134           12,180          0      17,314         1,608
     Other states                         8            2,557           20,139          0      22,696         2,904
                                         ----------------------------------------------------------------------------
                                         27           25,588          113,656         51     139,295        17,274
COMPREHENSIVE AMBULATORY CARE
CENTERS:
     Arizona                              1            2,095           11,382          5      13,482         1,085
     California                           1            3,375           29,037          0      32,412         3,946
     Florida                              6            2,009           56,418         12      58,439         6,634
     Missouri                             3            3,726           24,722          3      28,451         3,069
     Texas                                2            1,669           20,480         73      22,222         5,106
                                         ----------------------------------------------------------------------------
                                         13           12,874          142,039         93     155,006        19,840
MEDICAL OFFICE BUILDINGS:
     Florida                              2            2,027            7,896          1       9,924           994
     Pennsylvania                         1                0            9,427         13       9,440            96
     Tennessee                            2            1,734            9,808          5      11,547         1,221
     Texas                                3            3,459           25,947        430      29,836         2,542
     Virginia                             4            1,926           12,358        130      14,414         2,349
                                         ----------------------------------------------------------------------------
                                         12            9,146           65,436        579      75,161         7,202
INPATIENT REHABILITATION FACILITIES:
     Alabama                              1                0           17,722          0      17,722         1,926
     Florida                              1                0           11,702          0      11,702         1,272
     Pennsylvania                         6            4,718          109,149          0     113,867        13,561
     Texas                                1            1,117           12,086          0      13,203         1,598
                                         ----------------------------------------------------------------------------
                                          9            5,835          150,659          0     156,494        18,356
ASSISTED LIVING FACILITIES:
     Florida                              2            1,735           20,134          0      21,869         1,872
     New Jersey                           2            1,809           17,238          0      19,047         2,136
     Pennsylvania                         7            1,425           29,645          0      31,070         3,840
     Texas                                8                0           72,563         12      72,575         9,571
     Virginia                             3              889           16,506          0      17,395         2,164
     Other states                        14            3,120           56,117          0      59,237         6,033
                                         ----------------------------------------------------------------------------
                                         36            8,978          212,203         12     221,193        25,616
OTHER INPATIENT FACILITIES:
     California                           1            1,362           11,326          0      12,688         2,432
     Michigan                             1            4,405            9,454          0      13,859         1,254
     Pennsylvania                         1                0            2,904          0       2,904             0
     Texas                                1              506            5,516          0       6,022           773
                                         ----------------------------------------------------------------------------
                                          4            6,273           29,200          0      35,473         4,459
OTHER OUTPATIENT FACILITIES:
     Alabama                              2              817           10,663          8      11,488         2,886
     Florida                              2            3,111            6,444          0       9,555           663
     Missouri                             1              849            3,720          0       4,579           490
     Mississippi                          1              538            3,723         30       4,291           908
     Nevada                               1              940            2,861          0       3,801           620
     Other states                         5            1,271            8,069          8       9,348         1,316
                                         ----------------------------------------------------------------------------
                                         12            7,526           35,480         46      43,052         6,883

     Corporate Property                                    0                0      4,007       4,007         1,979
                                         ----------------------------------------------------------------------------
     Total Property                      198        $135,791       $1,343,418     $5,730  $1,484,939      $192,293
                                         ============================================================================

(1)      Includes three lessee developments.

4.       NOTES AND BONDS PAYABLE

         Notes and bonds payable at December 31, 2002 and 2001 consisted of the following (in thousands):

                                               December 31,
                                         ----------------------
                                           2002          2001
---------------------------------------------------------------

Unsecured credit facility due 2004       $ 84,000      $ 38,000
Senior notes due 2002                           0        18,000
Senior notes due 2006                      70,000        70,000
Senior notes due 2011, net                315,225       298,906
Mortgage notes payable                     72,338        75,649
Other note payable                          3,500         4,667
                                         ----------------------
                                         $545,063      $505,222
                                         ======================

Unsecured Credit Facility due 2004

         In July 2001, the Company entered into a $150 million credit facility (the "Unsecured Credit facility due 2004") that bears interest at LIBOR rates plus 1.15%, payable quarterly, and matures in July 2004. In addition, the Company pays a facility fee of 0.2% on the commitment. The Unsecured Credit Facility due 2004 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2002, the Company had borrowing capacity remaining of $54.0 million under the Unsecured Credit Facility due 2004.

Senior Notes due 2002

         In September 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. These notes were fully repaid upon maturity on September 1, 2002.

Senior Notes due 2006

         In April 2000, the Company privately placed $70.0 million of unsecured senior notes (the "Senior Notes due 2006") with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. On April 1, 2004 and 2005, the Company must repay $20.3 million of the principal with the remaining principal balance of $29.4 million payable upon maturity. The note agreements pursuant to which the Senior Notes due 2006 were purchased contain certain representations, warranties and financial and other covenants customary in such loan agreements.

Senior Notes due  2011

         In May 2001, the Company publicly issued $300.0 million unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless the Company redeems the notes earlier. The notes were issued at a discount of approximately $1.5 million, yielding an 8.202% interest rate per annum.

Interest Rate Swaps

         Following the reorganization of the Company's debt structure in 2001, the Company's outstanding debt was primarily fixed rate. The Company's practice and objective has been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which are expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of LIBOR plus 1.99%. The swaps are not callable for the first five years. After five years, the swaps are callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. These derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in Financial Accounting Standards Board Statement No. 133. As such, changes in fair value will have no impact on the income statement. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million is reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Mortgage Notes Payable

         At December 31, 2002, the Company had outstanding 13 non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

                                                                                                 Investment in    Contractual
                                  Effective              Number                                  Collateral at     Balance at
                      Original    Interest   Maturity   of Notes                                  December 31,    December 31,
                      Balance       Rate       Date     Payable            Collateral                 2002            2002
                      --------    ---------  --------   --------  ---------------------------    --------------   ------------

Life Insurance Co.     $23.3       7.765%      7/26        1      Ancillary hospital facility         $43.9         $21.8
Life Insurance Co.       4.7       7.765%      1/17        1      Ancillary hospital facility          10.8           4.0
Life Insurance Co.      17.1       7.765%      4/04        3      Two ambulatory surgery
                                                                  centers & one ancillary              37.7          15.7
                                                                  hospital facility
Commercial Bank         35.0       7.220%      5/11        8      Nine ancillary hospital
                                                          --      facilities & one physician
                                                                  clinic                               78.2          30.8
                                                                                                     ------         -----
                                                          13                                         $170.6         $72.3
                                                          ==                                         ======         =====


         The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The three notes totaling $17.1 million are payable in monthly installments of principal and interest based on a 25-year amortization with a balloon payment of the unpaid balance in September 2004. The eight notes totaling $35.0 million and the related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries. These eight fully amortizing notes are payable in monthly installments of principal and interest and mature in May 2011. The contractual interest rates for the 13 outstanding mortgage notes range from 7.22% to 8.50%.

Other Note Payable

         In July, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

         Future maturities of long-term debt are as follows (in thousands):

                           2003                      $  4,596
                           2004                       124,166
                           2005                        25,071
                           2006                        33,295
                           2007                         4,206
                           2008 and thereafter        353,729
                                                     --------
                                                     $545,063
                                                     ========

         During the years ended December 31, 2002, 2001 and 2000, interest paid totaled $34.7 million, $37.8 million and $43.1 million, and capitalized interest totaled $1.4 million, $2.0 million and $1.8 million, respectively.

5.       STOCKHOLDERS' EQUITY

         The Company had common and preferred shares outstanding for each of the three years ended December 31, as follows:

                                                                         Year Ended December 31,
                                                             -----------------------------------------------
                                                                2002              2001                2000
                                                             -----------------------------------------------

Common Shares
       Balance, beginning of period                          41,465,919         40,314,399        40,004,579
       Issuance of stock                                        242,004            919,656           206,603
       Common stock redemption                                 (418,959)                --                --
       Shares awarded as deferred stock compensation            534,600            231,864           103,217
                                                             -----------------------------------------------
       Balance, end of period                                41,823,564         41,465,919        40,314,399
                                                             ===============================================
Preferred Shares
       Balance, beginning of period                           3,000,000          3,000,000         3,000,000
       Preferred stock redemption                            (3,000,000)                --                --
                                                             -----------------------------------------------
       Balance, end of period                                         0          3,000,000         3,000,000
                                                             ===============================================

         On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued dividends of $0.18896 per share from August 30, 2002 to the redemption date, for a total redemption price of $25.18896 per share. The aggregate cost of the redemption was $75,566,881.

         Effective December 31, 2002, the Company repurchased 418,959 shares from the former Chief Financial Officer pursuant to the terms of a retirement agreement. Payment for this repurchase was made January 8, 2003. Such shares were retired upon repurchase. The Company's 2002 financial statements reflect the repurchase as if the common stock redemption occurred on December 31, 2002.

         In December 2001, the Company sold 525,000 shares of common stock, par value $.01 per share, in an underwritten public offering for net proceeds of $14.0 million.

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

Retirement Plan Information

         Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the two years in the period ended December 31, 2002 is comprised of the following (in thousands):

                                                               2002          2001
---------------------------------------------------------------------------------

Service cost                                                   $321          $392
Interest cost                                                   207           243
Other                                                            21            14
                                                               ------------------
                                                               $549          $649
                                                               ==================

         The Plans are un-funded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2002 and 2001 (in thousands).

                                                          2002                2001
------------------------------------------------------------------------------------

Benefit obligation at beginning of year                  $ 4,134             $ 2,950
       Service cost                                          321                 392
       Interest cost                                         207                 243
       Other                                                  21                  14
       Actuarial gain (loss)                                 (74)                535
                                                         ---------------------------
Benefit obligation at end of year                          4,609               4,134
       Unrecognized net actuarial (gain) loss               (377)               (452)
                                                         ---------------------------
Net pension liability in accrued liabilities             $ 4,232             $ 3,682
                                                         ===========================

         Accounting for the Executive Retirement Plan for the years ended December 31, 2002 and 2001 assumes a discount rate of 7.40% and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes a discount rate of 7.40%.

7.       STOCK PLANS

1993 Employees Stock Incentive Plan

         The Company is authorized to issue stock representing up to 7.5% of its outstanding shares of common stock (the "Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "Employee Plan"). As of December 31, 2002 and 2001, the Company had a total of 2,170,730 and 2,256,346 Employee Plan Shares authorized, respectively, which had not been issued. Effective January 1, 2003, the 1993 Employees Stock Incentive Plan expired and was replaced with the 2003 Employees Restricted Stock Incentive Plan. The terms of the 2003 Employees Stock Incentive Plan are substantially the same as the 1993 Employees Stock Incentive Plan. As of December 31, 2002 and 2001, the Company had issued a total of 966,037 and 853,598, and had specifically reserved, but not issued, a total of 335,000 and 333,750 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the Employee Plan. The Employee Plan Shares are subject to fixed vesting periods varying from three to twelve years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. For 2002 and 2001, compensation expense resulting from the amortization of the value of these shares was $2.9 million and $1.9 million, respectively.

Non-Employee Directors' Stock Plan

         Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests in each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2002 and 2001, the Company had a total of 82,927 and 83,977 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2002 and 2001, the Company had issued a total of 17,073 and 16,023 shares, respectively, pursuant to the 1995 Directors' Plan. For 2002 and 2001, compensation expense resulting from the amortization of the value of these shares was $21,318 and $12,637, respectively.

Dividend Reinvestment Plan

         The Company is authorized to issue 1,000,000 shares of common stock under the Dividend Reinvestment Plan. As of December 31, 2002 and 2001, the Company had a total of 760,832 and 789,582 shares authorized, respectively, which had not been issued.

Employee Stock Purchase Plan

         Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"). All options issued under the 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan") expired in April 2002. As of December 31, 2002 and 2001, the Company had a total of 705,254 and 628,211 shares authorized collectively under the 2000 and 1995 Employee Purchase Plans, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee as of January 2000 and each subsequent January 1 has been granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under both the 2000 and 1995 Employee Purchase Plans expire if not exercised 27 months after each such option's date of grant.

         A summary of the Employee Purchase Plans' collective activity and related information for the years ended December 31 is as follows:

                                                                                          All Options
                                                                          -------------------------------------------
                                                                              2002           2001           2000
---------------------------------------------------------------------------------------------------------------------

Outstanding, beginning of year                                                  260,962        266,007        158,605
   Granted                                                                      156,992        204,624        289,272
   Exercised                                                                    (65,406)       (39,359)        (2,892)
   Forfeited                                                                    (87,553)       (90,678)      (136,003)
   Expired                                                                      (77,906)       (79,632)       (42,975)
                                                                          -------------------------------------------
Outstanding and exercisable at end of year                                      187,089        260,962        266,007
Weighted-average fair value of options granted during the year
   (calculated as of the grant date)                                      $        2.93  $        2.41  $        1.68
Weighted-average exercise price of options exercised during
   the year                                                               $       18.02  $       15.57  $       14.84
Weighted-average exercise price of options outstanding
   (calculated as of December 31)                                         $       21.43  $       16.72  $       17.72
Range of exercise prices of options outstanding (calculated as of
   December 31)                                                           $14.98-$23.80  $14.98-$23.75  $14.98-$23.76
Weighted-average contractual life of outstanding options (calculated
   as of December 31, in years)                                                     0.8            0.8            0.9

         The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.70%, 2.47% and 5.36%;
dividend yields of 8.79%, 8.50% and 13.05%; volatility factors of the expected market price of the Company's common stock of .179, .185 and .187; and an expected life of each option of 1.13 years, respectively.

8.       ACCELERATED VESTING OF DEFERRED COMPENSATION AND RELATED CHARGES

         During the fourth quarter of 2002, the Company recorded an $11.8 million charge, which was comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions. This charge is included in general and administrative expenses.

9.       NET INCOME PER SHARE

         The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2002 (dollars in thousands, except per share data).

                                                                    Year Ended December 31,
                                                        --------------------------------------------------
                                                            2002               2001               2000
----------------------------------------------------------------------------------------------------------

BASIC EPS
     Average Shares Outstanding                           41,919,834         40,678,069         40,151,220
       Actual Restricted Stock Shares                       (945,302)          (837,784)          (606,820)
                                                        --------------------------------------------------
     Denominator - Basic                                  40,974,532         39,840,285         39,544,400
                                                        ==================================================
     Net income                                         $     70,091       $     79,887       $     79,801
       Preferred Stock Dividend                               (5,559)            (6,656)            (6,657)
                                                        --------------------------------------------------
     Numerator - Basic                                  $     64,532       $     73,231       $     73,144
                                                        ==================================================
     Per share amount                                   $       1.57       $       1.84       $       1.85
                                                        ==================================================
DILUTED EPS
     Average Shares Outstanding                           41,919,834         40,678,069         40,151,220
       Actual Restricted Stock Shares                       (945,302)          (837,784)          (606,820)
       Dilution for Convertible Debentures                         0                  0            181,136
       Restricted Shares - Treasury                          539,516            508,737            533,955
       Dilution For Employee Stock Purchase Plan              92,020            114,136             41,918
                                                        --------------------------------------------------
     Denominator - Diluted                                41,606,068         40,463,158         40,301,409
                                                        ==================================================
     Numerator - Basic                                  $     64,532       $     73,231       $     73,144
       Convertible Subordinated Debenture Interest                 0                  0                275
                                                        --------------------------------------------------
     Numerator - Diluted                                $     64,532       $     73,231       $     73,419
                                                        ==================================================
     Per share amount                                   $       1.55       $       1.81       $       1.82
                                                        ==================================================

10.      COMMITMENTS AND CONTINGENCIES

         As of December 31, 2002, the Company had a net investment of approximately $10.5 million in three build-to-suit developments in progress, which have a total remaining funding commitment of approximately $10.8 million.

         As part of the merger with Capstone Capital Corporation ("Capstone") in 1998, agreements were entered into with three individuals affiliated with Capstone that restricted competitive practices and which the Company believed enhanced the value of the real estate properties acquired from Capstone. These agreements provided for the issuance of 150,000 shares per year of common stock of the Company to the individuals on October 15 of the years 1999, 2000, 2001 and 2002, provided all terms of the agreements were met. The Company fulfilled its commitment in 2002 upon issuance of the final 150,000 shares of common stock in October 2002.

11.      OTHER DATA (UNAUDITED)

Funds From Operations

         Funds from operations, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") 1999 White Paper, means net income before net gains (or losses) from sales of real estate properties (computed in accordance with accounting principles generally accepted in the United States) plus depreciation from real estate assets. The Company calculates funds from operations ("FFO") using a modified version of the NAREIT's October 1999 definition of funds from operations. The Company eliminates straight-line rental revenue in computing FFO although NAREIT's definition of funds from operations requires the inclusion of straight-line rental revenue in funds from operations. In 2002, since the Company redeemed its preferred stock on September 30, 2002, only nine months of preferred stock dividends were included in FFO although an additional amount was paid upon redemption. Also, in 2002, the Company excluded a charge recorded in the fourth quarter of $11.8 million which was comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions. In 2001, the Company excluded certain debt-related charges in computing FFO; and in 2000 excluded a provision for loss on investment in computing FFO although NAREIT's definition of funds from operations requires its inclusion.

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

                                                                                        Year Ended December 31,
                                                                           --------------------------------------------------
(Dollars in thousands, except per share data)                                  2002               2001               2000
-----------------------------------------------------------------------------------------------------------------------------

Income before net gain (loss) on sale of real estate properties (1)        $     66,703       $     78,677       $     80,469
     Certain debt-related charges                                                     0                607                  0
     Accelerated vesting of deferred compensation and related charges            11,824                  0                  0
     Elimination of rental revenues recognized
       on a straight line basis                                                  (3,143)            (5,749)            (7,827)
     Preferred stock dividend                                                    (4,992)            (6,656)            (6,657)
     Real estate depreciation                                                    40,317             40,043             38,393
     Provision for loss on investment                                                 0                  0              1,000
                                                                           --------------------------------------------------
     Total Adjustments                                                           44,006             28,245             24,909
                                                                           --------------------------------------------------
Funds From Operations - Basic                                              $    110,709       $    106,922       $    105,378
       Convertible Subordinated Debenture Interest                                    0                  0                275
                                                                           --------------------------------------------------
Funds From Operations - Diluted                                            $    110,709       $    106,922       $    105,653
                                                                           ==================================================
Weighted average common shares outstanding - Basic                           40,974,532         39,840,285         39,544,400
                                                                           ==================================================
Weighted average common shares outstanding - Diluted                         41,606,068         40,463,158         40,301,409
                                                                           ==================================================
Funds From Operations Per Common Share - Basic                             $       2.70       $       2.68       $       2.66
                                                                           ==================================================
Funds From Operations Per Common Share - Diluted                           $       2.66       $       2.64       $       2.62
                                                                           ==================================================

(1) 2002, 2001, and 2000 amounts include $3.1 million, $1.9 million and $1.4 million, respectively, of stock-based, long-term, incentive compensation expense, a non-cash expense.

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

         The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2002 (dollars in thousands).

                                                          2002           2001          2000
                                                        --------------------------------------

Net income                                              $ 70,091       $ 79,887       $ 79,801
 Depreciation and amortization (1)                        41,598         41,126         39,507
 Depreciation and amortization (2)                       (33,796)       (33,625)       (30,996)
 Gain or loss on disposition of depreciable assets        13,394            767           (343)
 Straight line rent                                       (3,143)        (5,749)        (7,827)
 Other                                                    11,551            802          1,148
                                                        --------------------------------------
                                                          29,604          3,321          1,489
                                                        --------------------------------------
Taxable income (3)                                      $ 99,695       $ 83,208       $ 81,290
                                                        ======================================

(1)      Per Statements of Income

(2)      Tax basis

(3)      Before REIT dividend paid deduction

Return of Capital

         Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2002, 2001 and 2000, dividends paid per share of common stock were $2.39, $2.31 and $2.23, respectively, which consisted of ordinary income per share of $2.00, $1.95 and $1.90, return of capital per share of $0.05, $0.36 and $0.33 respectively, and capital gain per share of $0.34, $0.00, and $0.00, respectively. For the years ended December 31, 2002, 2001 and 2000, dividends paid per share of preferred stock were $1.85, $2.22 and $2.22, respectively, which consisted of ordinary income per share of $1.60, $2.22 and $2.22 and capital gain per share of $0.25, $0.00 and $0.00, respectively.

12.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value at December 31, 2002 and 2001 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2002 and 2001, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2002 and 2001 was approximately $42.8 million and $14.4 million less than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2002 and 2001 was approximately $13.4 million and $2.6 million less than the fair value, respectively.

13.      SUBSEQUENT EVENTS

         On January 28, 2003, the Company declared an increase in its quarterly common stock dividend from $0.605 per share ($2.42 annualized) to $0.61 per share ($2.44 annualized) payable on March 6, 2003 to shareholders of record on February 14, 2003.

14.      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information for the years ended December 31, 2002 and 2001 is summarized below:

                                                                             Quarter Ended
                                                ----------------------------------------------------------------------
(In thousands, except per share data)            March 31             June 30          September 30        December 31
----------------------------------------------------------------------------------------------------------------------

2002
Total revenue                                   $   49,653          $   48,310          $   49,818          $   46,746
                                                ----------------------------------------------------------------------
Net income                                      $   19,848          $   22,255          $   20,490          $    7,498
                                                ----------------------------------------------------------------------
Funds from operations - Basic                   $   27,576          $   27,654          $   27,661          $   27,818
                                                ----------------------------------------------------------------------
Funds from operations - Diluted                 $   27,576          $   27,654          $   27,661          $   27,818
                                                ----------------------------------------------------------------------
Net income per common share - Basic             $     0.45          $     0.51          $     0.45          $     0.18
                                                ----------------------------------------------------------------------
Net income per common share - Diluted           $     0.44          $     0.50          $     0.44          $     0.18
                                                ----------------------------------------------------------------------
Funds from operations per common share
     - Basic                                    $     0.68          $     0.68          $     0.68          $     0.68
                                                ----------------------------------------------------------------------
Funds from operations per common share
     - Diluted                                  $     0.67          $     0.67          $     0.67          $     0.67
                                                ----------------------------------------------------------------------

2001
Total revenue                                   $   48,229          $   49,495          $   47,818          $   48,996
                                                ----------------------------------------------------------------------
Net income                                      $   20,644          $   19,373          $   19,723          $   20,147
                                                ----------------------------------------------------------------------
Funds from operations - Basic                   $   26,566          $   26,291          $   26,968          $   27,097
                                                ----------------------------------------------------------------------
Funds from operations - Diluted                 $   26,637          $   26,295          $   26,968          $   27,097
                                                ----------------------------------------------------------------------
Net income per common share - Basic             $     0.48          $     0.45          $     0.45          $     0.46
                                                ----------------------------------------------------------------------
Net income per common share - Diluted           $     0.47          $     0.44          $     0.45          $     0.45
                                                ----------------------------------------------------------------------
Funds from operations per common share
     - Basic                                    $     0.67          $     0.66          $     0.68          $     0.68
                                                ----------------------------------------------------------------------
Funds from operations per common share
    - Diluted                                   $     0.66          $     0.65          $     0.67          $     0.67
                                                ----------------------------------------------------------------------