Form 10-K, Exhibit 13
period 2003-12-31
HEALTHCARE REALTY TRUST INC
filed 2004-02-24
CIK 899749

                                                                      EXHIBIT 13

                               Selected Financial
                              I N F O R M A T I O N

         The following table sets forth financial information for the Company, which is derived from the Consolidated Financial Statements of the Company (dollars in thousands, except per share data):

                                                                           Years Ended December 31,
                                                    -----------------------------------------------------------------------
                                                        2003         2002 (1)       2001 (1)       2000 (1)       1999 (1)
---------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
   Total revenues                                   $   191,997    $   185,746    $   181,950    $   184,354    $   178,753
   Interest expense                                 $    34,601    $    34,195    $    38,110    $    42,995    $    38,603
   Income from continuing operations                $    69,203    $    61,067    $    72,257    $    73,538    $    81,567
   Discontinued operations                          $     1,304    $     9,024    $     7,630    $     6,263    $     4,460
   Net income                                       $    70,507    $    70,091    $    79,887    $    79,801    $    86,027
   Income from continuing operations per
         common share - Basic                       $      1.68    $      1.35    $      1.65    $      1.69    $      1.90
   Discontinued operations per
         common share - Basic                       $      0.03    $      0.22    $      0.19    $      0.16    $      0.12
   Net income per common share - Basic              $      1.71    $      1.57    $      1.84    $      1.85    $      2.02
   Income from continuing operations per
         common share - Diluted                     $      1.66    $      1.34    $      1.62    $      1.67    $      1.88
   Discontinued operations per
         common share - Diluted                     $      0.03    $      0.21    $      0.19    $      0.15    $      0.11
   Net income per common share - Diluted            $      1.69    $      1.55    $      1.81    $      1.82    $      1.99
   Weighted average common shares outstanding
     - Basic                                         41,129,282     40,974,532     39,840,285     39,544,400     39,326,594
   Weighted average common shares outstanding
     - Diluted                                       41,780,088     41,606,068     40,463,158     40,301,409     39,810,306

BALANCE SHEET DATA (AS OF THE END OF THE PERIOD):
   Real estate properties, net                      $ 1,340,009    $ 1,292,646    $ 1,361,224    $ 1,368,487    $ 1,321,447
   Total assets                                     $ 1,525,710    $ 1,489,546    $ 1,555,481    $ 1,587,076    $ 1,607,964
   Notes and bonds payable                          $   590,281    $   545,063    $   505,222    $   536,781    $   563,884
   Total stockholders' equity                       $   902,278    $   908,199    $ 1,012,087    $ 1,008,037    $ 1,017,903

OTHER DATA:
   Funds from operations - Basic (2)                $   113,986    $   102,028    $   112,064    $   112,205    $   112,611
   Funds from operations - Diluted (2)              $   113,986    $   102,028    $   112,064    $   112,480    $   112,611
   Funds from operations per common share
      - Basic (2)                                   $      2.77    $      2.49    $      2.81    $      2.84    $      2.86
   Funds from operations per common share
      - Diluted (2)                                 $      2.73    $      2.45    $      2.77    $      2.79    $      2.83
   Dividends declared and paid per common
      share                                         $      2.47    $      2.39    $      2.31    $      2.23    $      2.15
---------------------------------------------------------------------------------------------------------------------------

(1) Restated for years ending December 31, 2002, 2001, 2000 and 1999 for discontinued operations presentation. See Note 9 for further discussion.

(2) See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of Funds from Operations ("FFO"), including why the Company presents FFO along with a reconciliation of FFO to net income.

           Management's Discussion and Analysis of Financial Condition
                   A N D R E S U L T S OF O P E R A T I O N S

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

         Substantially all of the Company's revenues are derived from rentals on our healthcare real estate properties and from interest earned on mortgage loans. Leases and other financial support arrangements (See Note 1 to the financial statements) with respect to our healthcare real estate properties are designed to reduce the Company's exposure to increased costs and expenses incurred from the operation of our healthcare properties. The Company typically incurs operating and administrative expenses, principally compensation expense, office rental and related occupancy costs and various expenses incurred in the process of managing our existing portfolio and acquiring additional properties. The Company also incurs interest expense on its various debt instruments and depreciation expense on its real estate portfolio.

         Since the Company's inception, it has been selective about its acquisitions of properties. Though the Company's conservative balance sheet typically allows it to take advantage of worthy investment opportunities as they arise, management believes that selecting conservative, long-term investments with leading healthcare providers will enhance the prospects for long-term stability and maintenance of the dividend. The Company's diverse portfolio by facility type, state, operator, tenant and type of agreement, helps mitigate its exposure to ever-changing economic conditions, operator failures, and other tenant and operator issues that arise from time to time. The Company acquired nine properties during 2003, and management anticipates several acquisitions during 2004.

TRENDS AND MATTERS IMPACTING OPERATING RESULTS

         Management monitors on a daily basis factors and trends important to the Company and REIT industry in order to gauge the potential impact on the operations of the Company. Discussed below are some of the factors and trends management believes may impact future operations of the Company.

Sales and Acquisitions

         During the past three years, the Company has disposed of $245.0 million in real estate assets and mortgages while it has acquired only $207.0 million. Most of the disposals occurred during 2001 and 2002, while most of the acquisitions occurred in late 2002 and in 2003 resulting in a decrease to net income and FFO per share over the three-year period. The Company is, however, positive about its ability to acquire several properties during 2004. Currently, the Company anticipates acquiring approximately $161 million in properties in early 2004, though there can be no assurance that the Company will be able to acquire the properties or acquire them timely.

Investment Trends

         Approximately 77% of the Company's real estate investments consist of properties currently leased to unaffiliated lessees pursuant to long-term net lease agreements or subject to financial support agreements with the healthcare operators that provide guarantees of the return on the Company's investment in the properties. Approximately 23% are multi-tenanted properties with occupancy leases, but without other financial support agreements. Most of the Company's recent real estate acquisitions have not had master lease or financial support arrangements with the health systems on whose campuses the acquired properties are located. Rather, the income from such investments is derived solely from rents paid by the occupying tenants, which include physician practices and hospital operations. Since January 1, 2003, only $10 million in new real estate investments were acquired with property operating agreement financial support arrangements. The Company expects this trend to continue.

Straight line rental income

         The Company is required to recognize income from leases with fixed rate increases over the lease term, rather than when the rental increases are contractually due. The Company anticipates that its straight line rental income will decline, negatively impacting net income and FFO for 2004 and beyond. As leases requiring straight line rent reach the midpoint of the lease term, the straight line rental receivable recognized during the first half of the lease term begins to reverse, resulting in a reversal of previously recognized income. For further discussion see Results of Operations.

FAS 144, "Discontinued Operations"

         As discussed in more detail in Note 9, FAS 144 presentation requires that the Company present all real estate disposals since December 31, 2001 as discontinued operations. As a result, each time the Company disposes of an asset, the results of operations and gain or loss resulting from that asset will be classified as discontinued operations for the current period, and all prior periods presented will be restated to agree to the current period presentation. As a result, readers of the Company's financial statements should be aware that each future disposal will result in a change to the historical statements of income as previously filed. These income statement reclassifications will have no impact on previously reported Funds from operations ("FFO") or FFO per share.

FAS 141,"Business Combinations"

         As discussed in Critical Accounting Policies and in Note 1 to the financial statements, FAS 141 requires that when a building is acquired with in-place leases, the cost of the acquisition be allocated between the real estate and the in-place leases based on relative fair value. The value of in-place leases is amortized, against rental income, over the average remaining term of the in-place leases upon acquisition, which is typically a shorter life than the building term. For the buildings the Company acquired in 2002 and 2003, the average remaining lives of the leases in-place ranged from 23 to 46 months. This accelerated amortization, for a period of time, will result in lower rental income and net income and, depending on the circumstances, could substantially offset the increase to rental income and net income from the actual operating results of the acquired building.

Debt to Book Capitalization

         The Company's debt covenants have in the past required the Company to maintain its debt to book capitalization ratio below 40%. The debt covenants under the new Unsecured Credit Facility due 2006 change this restriction to 50%. This change allows the Company more choices when accessing the capital markets. If the Company is successful in the acquisitions market during 2004, it anticipates that it would fund most of the acquisitions with capital market financings of debt, equity or a combination of both. The Company's debt to book capitalization ratio, 39.6% at December 31, 2003, may grow to the mid-40% range if additional debt is issued.

FUNDS FROM OPERATIONS

         FFO and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT's operating performance equal to "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures." Beginning in 2003, the Company calculated and reported FFO and FFO per share in accordance with NAREIT's April 2002 White Paper. Prior to 2003, the Company calculated FFO and FFO per share using a conservative modified definition of FFO. As such, prior years' FFO and FFO per share have been restated to agree to the 2003 presentation.

         FFO and FFO per share are the predominant measures used by the REIT industry and by analysts to evaluate equity REITs. As such, they are among the most important measures used by management. FFO does not, however, represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

         The table below sets forth computations of FFO and FFO per share for the three years in the period ended December 31, 2003. As discussed in Note 1 to the financial statements, for real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with FAS 141. As such, the Company recorded lease intangibles and recorded $1.1 million in amortization of the lease intangibles as a reduction to rental revenue. The Company has included this amortization in the amount of real estate depreciation and amortization added back to net income to arrive at FFO. If the definition of FFO is modified to disallow this presentation, the Company's FFO results will be impacted accordingly for all periods presented.

                                                                       Year Ended December 31,
                                                            ----------------------------------------------
(Dollars in thousands, except per share data)                   2003            2002             2001
----------------------------------------------------------------------------------------------------------
Net income                                                  $     70,507    $     70,091     $     79,887
     Net (gain) loss on sales of real estate properties            1,109          (3,388)          (1,210)
     Preferred stock dividend                                          0          (4,992)          (6,656)
     Real estate depreciation and amortization                    42,370          40,317           40,043
                                                            ---------------------------------------------
       Total Adjustments                                          43,479          31,937           32,177
                                                            ---------------------------------------------
Funds From Operations - Basic and Diluted                   $    113,986    $    102,028     $    112,064
                                                            =============================================

Weighted average common shares outstanding - Basic            41,129,282      40,974,532       39,840,285
                                                            =============================================
Weighted average common shares outstanding - Diluted          41,780,088      41,606,068       40,463,158
                                                            =============================================

Funds From Operations Per Common Share - Basic              $       2.77    $       2.49     $       2.81
                                                            =============================================
Funds From Operations Per Common Share - Diluted            $       2.73    $       2.45     $       2.77
                                                            =============================================

RESULTS OF OPERATIONS

2003 Compared to 2002

         The income statement for 2003 presents all real estate property disposals since December 31, 2001 as discontinued operations, and the income statements of all prior periods have been restated to conform to this presentation. Net income for 2002 includes an $11.8 million charge recorded in the fourth quarter, which is comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions.

         For the year ended December 31, 2003, net income was $70.5 million, or $1.71 per basic common share ($1.69 per diluted common share), on total revenues of $192.0 million compared to net income of $70.1 million, or $1.57 per basic common share ($1.55 per diluted common share), on total revenues of $185.7 million for the year ended December 31, 2002. Before the charge, net income for 2002 would have been $81.9 million, or $1.88 per basic common share ($1.84 per diluted common share). Funds from operations ("FFO") was $114.0 million, or $2.77 per basic common share ($2.73 per diluted common share), for the year ended December 31, 2003 compared to $102.0 million, or $2.49 per basic common share ($2.45 per diluted common share), in 2002. Before the charge, FFO for 2002 would have been $113.9 million, or $2.78 per basic common share ($2.74 per diluted common share).

                                                                                            2002
(Dollars in thousands)                                                       2003        (Restated)
---------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                             $  88,963      $  91,966
   Property operating income                                                 85,954         74,477
   Straight line rent                                                         2,553          2,588
   Mortgage interest income                                                  10,441         13,308
   Interest and other income                                                  4,086          3,407
                                                                          ------------------------
                                                                            191,997        185,746
EXPENSES
   General and administrative                                                11,122         22,229
   Property operating expenses                                               34,876         28,542
   Interest                                                                  34,601         34,195
   Depreciation                                                              42,142         39,587
   Amortization                                                                  53            126
                                                                          ------------------------
                                                                            122,794        124,679
                                                                          ------------------------
   Income from continuing operations before net gain on sale of
         real estate properties                                              69,203         61,067
   Net gain on sale of real estate properties                                     0              0
                                                                          ------------------------
   Income from continuing operations                                         69,203         61,067
   Discontinued operations
         Operating income from discontinued operations                        2,413          5,636
         Gain (loss) on sale of real estate properties                       (1,109)         3,388
                                                                          ------------------------
                                                                              1,304          9,024
                                                                          ------------------------
   Net income                                                             $  70,507      $  70,091
                                                                          ========================

         Total revenues for the year ended December 31, 2003 increased $6.3 million or 3.4% compared to 2002 for reasons discussed below:

         -        Master lease rental income decreased $3.0 million or 3.3%.
                  During 2003, rental income on three buildings began to be included in property operating income rather than master lease rental income. The master lease agreements expired on these properties and the operators elected not to renew them. As such, the Company began managing the buildings and consolidating the full operations of these buildings into the Company's financial statements. Also, in 2003 the Company recorded additional allowances for bad debts and reduced rental accruals on properties related to certain operators. Finally, during 2003, the Company signed leases with two new operators on 14 properties formerly operated by another operator. The lease rates on these new leases were lower than the lease rates on the previous leases.

         - Property operating income increased $11.5 million or 15.4% due mainly to the acquisition of ten revenue-producing properties during 2003 and 2002, the commencement of operations during 2003 and 2002 of four properties that were previously under construction, and the conversion of three properties that were previously master-leased. These increases were partially offset by $1.1 million of lease intangible amortization related to recent real estate acquisitions. This amortization will have the affect of decreasing property operating income over the lives of the intangibles (23 to 46 months). As the Company acquires additional properties with in-place leases, property operating income will be reduced by the amortization of the value of the in-place leases.

         -        Straight-line rent remained constant from 2002 to 2003;
                  however, the Company expects straight-line rent to decrease during 2004. Based on current projections, the Company expects straight-line rental income to decrease from $2.6 million in 2003 to less than $0.5 million in 2004, which will directly impact net income and FFO and FFO per share for 2004. Most of the leases that require straight-line rent accruals were acquired from Capstone Capital Corporation in 1998. Many of these leases have reached or are nearing the mid-point of their terms and the straight-line rent accruals previously recorded are beginning to reverse, having the affect of decreasing straight-line rental income.

         - Mortgage interest income decreased $2.9 million or 21.5% for 2003 compared to 2002 due mainly to the repayment of 24 mortgages during 2003 and 2002, offset partially by interest earned on two mortgages acquired in 2003.

         - Interest and other income increased $0.7 million or 19.9% due mainly to interest earned in 2003 on notes receivable entered into with certain operators, offset partially by a reduction in third party management fees from the loss of property management contracts.

         Total expenses for the year ended December 31, 2003 compared to the year ended December 31, 2002 decreased $1.9 million or 1.5% as discussed below:

         - General and administrative expenses decreased $11.1 million or 50.0% for 2003 compared to 2002 due mainly to an $11.8 million charge recorded in the fourth quarter of 2002 related mainly to the retirement of an executive officer.

         - Property operating expenses increased $6.3 million or 22.2% due mainly to the acquisition of ten revenue-producing properties during 2003 and 2002, the commencement of operations during 2003 and 2002 of four properties that were previously under construction, and the conversion of three properties that were previously master-leased.

         - Depreciation expense increased $2.6 million or 6.5% due mainly to the acquisition of ten revenue-producing properties during 2003 and 2002 and the commencement of operations during 2003 and 2002 of four properties that were previously under construction.

         Discontinued operations totaled $1.3 million and $9.0 million for the years ended December 31, 2003 and 2002, respectively, which includes the results of operations and gains and losses recorded in those years from real estate property disposals since December 31, 2001. The Company disposed of four properties during 2003 and 13 properties during 2002.

2002 Compared to 2001

         The income statements for the years ended December 31, 2002 and 2001 have been restated to reflect as discontinued operations all real estate property disposals since December 31, 2001. Net income for 2002 includes an $11.8 million charge recorded in the fourth quarter, which is comprised of the accelerated vesting of deferred compensation relating to the retirement of an executive officer as well as severance-related, project and other costs associated with the elimination of other officer and employee positions.

         For the year ended December 31, 2002, net income was $70.1 million, or $1.57 per basic common share ($1.55 per diluted common share), on total revenues of $185.7 million compared to net income of $79.9 million, or $1.84 per basic common share ($1.81 per diluted common share), on total revenues of $182.0 million for the year ended December 31, 2001. Before the charge, net income for 2002 would have been $81.9 million, or $1.88 per basic common share ($1.84 per diluted common share). Funds from operations ("FFO") was $102.0 million, or $2.49 per basic common share ($2.45 per diluted common share), for the year ended December 31, 2002 compared to $112.1 million, or $2.81 per basic common share ($2.77 per diluted common share), in 2001. Before the charge, FFO for 2002 would have been $113.9 million, or $2.78 per basic diluted common share ($2.74 per diluted common share).

                                                                                  2002           2001
(Dollars in thousands)                                                         (Restated)     (Restated)
--------------------------------------------------------------------------------------------------------
REVENUES
   Master lease rental income                                                  $  91,966      $  92,282
   Property operating income                                                      74,477         63,087
   Straight line rent                                                              2,588          5,561
   Mortgage interest income                                                       13,308         17,254
   Interest and other income                                                       3,407          3,766
                                                                               ------------------------
                                                                                 185,746        181,950
EXPENSES
   General and administrative                                                     22,229         10,108
   Property operating expenses                                                    28,542         24,172
   Interest                                                                       34,195         38,110
   Depreciation                                                                   39,587         38,216
   Amortization                                                                      126            297
                                                                               ------------------------
                                                                                 124,679        110,903
                                                                               ------------------------
   Income from continuing operations before net gain on sale of
         real estate properties                                                   61,067         71,047
   Net gain on sale of real estate properties                                          0          1,210
                                                                               ------------------------
   Income from continuing operations                                              61,067         72,257
   Discontinued operations
         Operating income from discontinued operations                             5,636          7,630
         Gain (loss) on sale of real estate properties                             3,388              0
                                                                               ------------------------
                                                                                   9,024          7,630
                                                                               ------------------------
   Net income                                                                  $  70,091      $  79,887
                                                                               ========================

         Total revenues for the year ended December 31, 2002 increased $3.8 million or 2.1% compared to 2001 for reasons discussed below:

         - Master lease rental income decreased $0.3 million or 0.3% due mainly to the disposal of five properties in 2001, offset partially by rent growth from contractual leases and the receipt of a lease termination fee in 2002.

         - Property operating income increased $11.4 million or 18.1% due mainly to the acquisition of one revenue-producing property in each of the years 2002 and 2001, the commencement of operations during 2002 and 2001 of five properties that were previously under construction, and the increased occupancy in other multi-tenanted properties.

         -        Straight line rent income decreased $3.0 million or 53.5%.
                  This decrease was due mainly to asset sales, normal annual decreases in the straight line rent calculation on the leases, as well as the effect of reversing the historical straight line rent receivable due to restructuring rent increases on four leases during 2002 that eliminated the straight line rent requirement.

         - Mortgage interest income decreased $3.9 million or 22.9% for 2002 compared to 2001 due mainly to the repayment of 31 mortgages during 2002 and 2001, offset partially by interest income earned on a first mortgage acquired in 2002 on a property where the Company previously owned the second mortgage.

         - Interest and other income decreased $0.4 million or 9.5% due mainly to the loss of property management contracts.

         Total expenses for the year ended December 31, 2002 compared to the year ended December 31, 2001 increased $12.1 million or 119.9% as discussed below:

         - General and administrative expenses increased $12.1 million or 119.9% for 2002 compared to 2001 due mainly to an $11.8 million charge recorded in the fourth quarter of 2002 as previously discussed.

         - Property operating expenses increased $4.4 million or 18.1% due mainly to the acquisition of one revenue-producing property in each of the years 2002 and 2001 and the commencement of operations during 2002 and 2001 of five properties that were previously under construction.

         - Interest expense for 2002 compared to 2001 decreased $3.9 million or 10.3% due mainly to the continuing decrease in market interest rates over the past three years, offset partially by an increase in the Company's outstanding debt balance.

         - Depreciation expense increased $1.4 million or 3.6% due mainly to the acquisition of one revenue-producing property in each of the years 2002 and 2001, the commencement of operations during 2002 and 2001 of five properties that were previously under construction, offset partially by the disposal of five properties in 2001.

         Discontinued operations totaled $9.0 million and $7.6 million for the years ended December 31, 2002 and 2001, respectively, which includes the results of operations and gains and losses recorded in those years from real estate property disposals since December 31, 2001. The Company disposed of 13 properties during 2002 and four properties during 2003.

LIQUIDITY AND CAPITAL RESOURCES

Key Indicators

         The Company monitors its liquidity and capital resources and relies on several key indicators including the following:

         - Debt metrics to ensure compliance with its debt covenants and maintenance of its conservative balance sheet;

         - Dividend payout ratio, 90.5% for 2003, to help ensure maintenance of the dividend;

         - FFO and FFO per share, the fundamental measures used by analysts to evaluate and compare REITs;

         - Interest rates, underlying treasury rates, debt market spreads, and equity markets in its assessment of capital markets to ensure funds are available for acquisitions and other operating activities as needed.

     The Company uses these indicators and others to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention. The Company's proactive monitoring, for example, resulted in the Company's decision to renew and increase its unsecured credit facility nine months before its scheduled maturity.

Potential Acquisitions

         In January 2004, the Company announced that it had reached agreements in principle with three operators to acquire 18 buildings totaling approximately $161 million. Though expected to close in March 2004, there can be no assurance that the transactions will close or that they will close in the specified time. The Company anticipates that it will access the capital markets, issuing debt or equity, or both, to fund some portion or all of these prospective acquisitions. The Company is continuing construction of two medical office facilities and is anticipating breaking ground on a third facility in early 2004 which will be located adjacent to Baylor Health Care System's acute care hospital in Irving, Texas. The Company continues to have discussions with many other health systems and is positive about its ability to acquire additional properties during 2004. Given the potential acquisitions during 2004, the Company continually reviews its liquidity, its obligations and its ability to access the capital markets.

Contractual Obligations

         The Company monitors its contractual obligations to ensure funds are available to meet obligations when due. The following table represents the Company's long-term contractual obligations for which the Company is making payments as of December 31, 2003, which excludes the effect of interest. The Company had not entered into any long-term capital lease or purchase obligations as of December 31, 2003.

(in thousands)                                                   PAYMENTS DUE BY PERIOD
-------------------------------------------------------------------------------------------------------------
                                                       LESS THAN 1                                  MORE THAN
                                             TOTAL        YEAR        1 - 3 YEARS    3 - 5 YEARS     5 YEARS
                                           -----------------------------------------------------------------
Long-term debt obligations (4)             $579,746      $24,941       $217,000        $15,250      $322,555
Operating lease commitments (1)             132,332        1,369          4,447          4,674       121,842
Construction in progress (2)                 30,114       26,438          3,676              0             0
Tenant improvements (3)                       7,681        7,681              0              0             0
                                           -----------------------------------------------------------------
      Total Contractual Obligations        $749,873      $60,429       $225,123        $19,924      $444,397
                                           =================================================================

(1) Includes three office leases, two automobile leases, and ground leases related to 14 properties for which the Company is currently making payments.

(2)  Includes commitments remaining on the construction of two buildings.

(3) Includes tenant improvement allowance obligations remaining on five properties constructed by the Company.

(4) The amounts shown exclude the fair value of the interest rate swaps (discussed below) of $5.2 million and the premium on the Senior Notes due 2011 of $15.7 million, which are both included in notes and bonds payable on the Company's balance sheet. The Company's long-term debt obligations, discussed in Note 4 to the financial statements, are presented in more detail in the table below.

                                                                         CONTRACTUAL
                                   BALANCE AT   BALANCE AT                INTEREST
                                    DECEMBER     DECEMBER    MATURITY     RATES AT       INTEREST
(in millions)                       31, 2003     31, 2002      DATE     DEC. 31, 2003    PAYMENTS         PRINCIPAL PAYMENTS
---------------------------------------------------------------------------------------------------------------------------------
Unsecured credit facility due                                               LIBOR
2004 (1)                             $  0.0       $ 84.0        7/04        +1.15%       Quarterly          Repaid in 2003
Unsecured credit facility due                                               LIBOR
2006 (1)                              154.0          0.0       10/06        +1.10%       Quarterly            At maturity
Senior notes due 2006                  70.0         70.0        4/06         9.49%      Semi-Annual   $20.3 million in 2004, 2005
                                                                                                       and $29.4 million in 2006
Senior notes due 2011                 300.0        300.0        5/11        8.125%      Semi-Annual           At maturity
Mortgage notes payable                 53.4         72.4     5/11-7/26    7.22%-8.50%     Monthly               Monthly
Other note payable                      2.3          3.5        7/05         7.53%      Semi-Annual          Semi-annually
                                     ------       ------
                                     $579.7       $529.9

(1) The Company pays a quarterly facility fee of 0.35% on the Unsecured credit facility due 2006 commitment and paid a quarterly facility fee of 0.20% on the Unsecured credit facility due 2004 commitment until it was repaid in 2003.

         In October 2003, the Company modified and increased its existing $150.0 million credit facility (the "Unsecured Credit Facility due 2004") with a new $300.0 million credit facility (the "Unsecured Credit Facility due 2006"). The Unsecured Credit Facility due 2006 may be increased to $350.0 million during the first two years at the Company's option subject to the availability of additional capital commitments and may be extended for one additional year. At December 31, 2003, substantially all of the Company's outstanding principal debt balances are due after 2005 (with 54% due after 2010). Further, at December 31, 2003, the Company had borrowing capacity remaining of $146.0 million under the Unsecured Credit Facility due 2006. During the past three years, interest rates have been at historical low levels; however, growth in interest rates is expected in the latter part of 2004. Approximately 47.5% of the Company's debt at December 31, 2003 was variable rate debt, including the interest rate swaps, with interest rates based on London Interbank Offered Rates ("LIBOR"). At December 31, 2003, the weighted average rate on borrowings outstanding on the Company's Unsecured Credit Facility due 2006 was 2.25%. If interest rates increase, as anticipated, the Company's income from operations and cash flows would be negatively impacted due to an increase in interest expense.

         Moody's Investors Service, Standard and Poor's, and Fitch Ratings rate our senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2003, the Company's earnings covered fixed charges at a ratio of 2.94 to 1.00; the Company's stockholders' equity totaled approximately $902.3 million; and its debt to total capitalization ratio, on a book basis, was approximately
0.396 to 1.

         At December 31, 2003, the Company was in compliance with the debt covenant requirements under its various debt instruments. Furthermore, the Company's debt covenants under the Unsecured Credit Facility due 2006 provide more leniency on certain covenants such as the maximum allowable debt to book capitalization ratio. Previously, the Company's covenants restricted the ratio to 40%; now the allowable ratio is 50%, which provides the Company more choices when accessing the capital markets.

         The Company's practice and objective have always been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which were expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company received an 8.125% fixed rate and paid a variable rate of LIBOR plus 1.99%. The swaps were not callable for the first five years. After five years, the swaps were callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million was reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet. In March 2003, the Company terminated these interest rate swaps and entered into new swaps under terms identical to those of the 2001 swap agreements except that the variable rate paid was adjusted to 4.12% over the six-month LIBOR. Upon termination of the original swaps, the Company received cash equal to the fair value of the swaps of $18.4 million. The fair value of the terminated swaps is combined with the principal balance of the Senior Notes due 2011 on the Company's balance sheet and will be amortized against interest expense over the remaining term of the notes offsetting the increase in the spread over LIBOR. The derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FASB Statement No.
133. As such, changes in fair value will have no impact on the income statement. At December 31, 2003, the aggregate fair value of the hedge totaling $5.2 million is reported in other liabilities with an offsetting decrease to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet.

Shelf Registration

         As of December 31, 2003 the Company has approximately $142.6 million of remaining capacity under its currently effective registration statement. In anticipation of acquisitions during 2004, the Company filed a shelf registration statement on Form S-3 that will increase the Company's available securities offering capacity by $300.0 million. The Company anticipates this registration statement will become effective during the first quarter of 2004. Considering the acquisition activity previously described in "Potential Acquisitions" and the positive outlook for additional investments during 2004, the Company anticipates issuing debt or equity securities under its registration statements. The Company may, under certain circumstances, also borrow additional amounts in connection with the renovation or expansion of its properties or, as necessary, to meet distribution requirements for REITs under the Internal Revenue Code. The Company may from time to time raise additional capital or make investments by issuing, in public or private transactions, its equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.

Security Deposits and Letters of Credit

         The Company may draw upon security deposits and letters of credit if an operator is in default under a lease or mortgage loan. As of December 31, 2003, the Company held approximately $10.5 million in letters of credit, security deposits, debt service reserves and capital replacement reserves.

Acquisitions and Dispositions during the Fourth Quarter of 2003

         There were no real estate acquisitions during the fourth quarter of 2003.

         During the fourth quarter of 2003, the Company sold a 19,000 square foot comprehensive ambulatory care center in Navarre, Florida for $2.8 million in net proceeds. Also, a mortgage note receivable on a 41,515 square foot physician clinic in Harlingen, Texas was repaid totaling $0.5 million in net proceeds. These proceeds were used to partially repay the Unsecured Credit Facility due 2006.

Cash Flows

         The Company generated net cash from operations in 2003 of $97.0 million, a decrease of $12.0 million from 2002 and an increase of $1.5 million from 2001. These fluctuations from year to year generally are attributable to fluctuations in accounts and notes receivable. Other significant sources and uses of cash for investing and financing activities are set forth in the Statements of Cash Flows in the Consolidated Financial Statements.

         During 2004, if the Company acquires properties as anticipated, it expects that the cash flows from operations would increase due to the additional income from the properties, that the cash flows used in investing activities would increase and that the cash flows used in financing activities would increase due to anticipated capital market transactions.

Construction in Progress

         As of December 31, 2003, the Company had a net investment of approximately $13.2 million in two build-to-suit developments in progress, which have a total remaining funding commitment of approximately $30.1 million. The Company has also announced that it will begin construction of another medical office building that should have a total funding commitment of approximately $21.8 million. Construction should begin on this building during the first quarter of 2004. The Company intends to fund these commitments with internally generated cash flows, proceeds from the Unsecured Credit Facility due 2006, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.

Dividends

         On January 27, 2004, the Company declared an increase in its quarterly common stock dividend from $0.625 per share ($2.50 annualized) to $0.63 per share ($2.52 annualized) payable on March 4, 2004 to shareholders of record on February 13, 2004. While the Company has no present plans to change its quarterly common stock dividend policy, the dividend policy is reviewed each quarter by the Board of Directors.

Liquidity

         Under the terms of the leases and other financial support agreements the Company has relating to most properties, the tenants or healthcare providers are generally responsible for paying the operating expenses and taxes relating to the properties. As a result of these arrangements, with limited exceptions not material to the Company's overall performance, the Company does not believe any increases in property operating expenses or taxes would significantly impact the Company's operating results during the respective terms of the agreements. After the term of the leases or financial support agreements, or in the event the financial obligations required by the financial support agreements are not met, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by occupancy tenants, by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, our cash available for distribution and liquidity may be adversely affected.

         The Company plans to continue to meet its liquidity needs, including funding additional investments in 2004, paying quarterly dividends, and funding debt service from its cash flows with proceeds from the Unsecured Credit Facility due 2006, proceeds of mortgage notes receivable repayments, sales of real estate investments, or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to us in sufficient amounts to meet its liquidity needs.

Impact of Inflation

         Inflation has not significantly affected the Company's earnings due to the moderate inflation rate in recent years and the fact that most of the Company's leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company's risk of the adverse effects of inflation. In addition, inflation will have the effect of increasing gross revenues under the terms of the leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the Company's risk of any adverse effects of inflation. Interest payable under the interest rate swaps and the Unsecured Credit Facility due 2006 is calculated at a variable rate; therefore, the amount of interest payable under the swaps and the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company's operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company's operating results should be positively impacted.

Market Risk

         The Company is exposed to market risk, in the form of changing interest rates, on its debt and mortgage notes receivable. Management uses daily monitoring of market conditions and analytical techniques to manage this risk. The Company has no market risk with respect to foreign currency fluctuations.

         In 2001, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. At December 31, 2003 and 2002, the fair value of the hedge is reported in other assets or other liabilities with an offsetting increase or decrease to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheets. (See Note 4 for further details)

         At December 31, 2003 and 2002, the fair value of the Company's variable rate debt approximated its carrying value of $280.4 million and $225.0 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2003 and 2002 carrying value of $280.4 million and $225.0 million, respectively, is held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $2.80 million and $2.25 million, respectively. The interest rate on variable rate debt is based on and variable with LIBOR.

         At December 31, 2003 and 2002, the carrying value of the Company's fixed rate debt was $309.9 million and $320.1 million, respectively, and the fair value of the Company's fixed rate debt was approximately $336.4 million and $362.8 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $13.1 million and $14.8 million, respectively, for aggregate fixed rate debt.

         At December 31, 2003 and 2002, the carrying value of the Company's fixed rate mortgage notes receivable was $91.5 million and $102.4 million, respectively, and the fair value was approximately $104.7 million and $115.8 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be the same spread to U.S. Treasury yields for comparable maturities that existed when many of the mortgage notes receivable were acquired in a 1998 acquisition, adjusted to published U.S. Treasury yields. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $13.7 million and $12.5 million for December 31, 2003 and 2002, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.

Off-Balance Sheet Arrangements

         The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cautionary Language Regarding Forward Looking Statements

         This Annual Report to Shareholders and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "will," "expect," "believe," "intend," "plan," "estimate," "project," "continue," "should," "anticipate" and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company's current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company's filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2003.

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

Allowance for Uncollectible Accounts

         Healthcare Realty Trust is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. As of December 31, 2003, the Company had investments of approximately $1.7 billion in 218 real estate properties and mortgages. The Company's portfolio was comprised of ten major facility types, located in 30 states, and operated pursuant to contractual agreements with 61 healthcare providers. Many of the Company's investments are subject to long-term leases or other financial support arrangements with hospital systems and healthcare providers affiliated with the properties (See Note 1 to the Consolidated Financial Statements for further details). Only two of the operators individually accounted for more than 10% of the Company's revenues during the year ended December 31, 2003. Due to the nature of the Company's agreements, the Company's accounts receivable, notes receivable and interest receivable result mainly from monthly billings of contractual tenant rents, lease guaranty amounts, note principal and interest amounts, mortgage interest, late fees, and additional rent and interest.

         Payments on receivables are normally collected within 30 days of billing. When receivables remain uncollected, management must decide whether to provide an allowance for a portion of these receivables as uncollectible. Unlike a financial institution with a large volume of homogeneous retail receivables such as credit card loans or automobile loans that have a predictable loss pattern over time, the Company's receivable losses have historically been infrequent, are tied to a unique or specific event, and have historically been immaterial in amount. The Company's allowance for doubtful accounts is generally based on specific identification and is recorded for a specific receivable amount once determined that such an allowance is needed.

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

               -    Tenant's or debtor's historical payment pattern;

               -    State in which the tenant or debtor operates; and

               - Existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.

         Considering these factors and others, management must conclude whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debt expense for the amount it expects will be uncollectible. For example, if management estimates that a receivable is 75% collectible, then a 25% provision would be recorded for the estimated uncollectible portion. This provision is recorded in the income statement and is charged to the line item in which the revenue was originally recorded rather than shown separately in the income statement, as the provision has historically been, and continues to be, immaterial. For example, if the receivable due is pursuant to a master lease agreement, then the original revenue would have been recorded to master lease rental income and the corresponding provision would be charged against master lease rental income. Likewise, mortgage interest receivable provisions would be recorded against mortgage interest income. The corresponding allowance is recorded in the balance sheet. There is a risk that management's estimate is over or under-stated; however, the Company believes that this risk is mitigated by the fact that management re-evaluates the allowance at least once a quarter and bases its estimates on the most current information available. As such, any over- or under-statements in the allowance should be adjusted for as soon as new and better information becomes available.

         At December 31, 2003 and 2002, the Company's receivable balances were approximately $50.7 million and $46.2 million, respectively, with allowances for uncollectible accounts of approximately $1.7 million and $6.8 million, respectively. For the years ended December 31, 2003 and 2002, the Company recorded provisions for bad debt expense of $1.2 million and $3.4 million, respectively, and collected or wrote off receivables against the provision of $6.3 million and $1.0 million, respectively. The Company had been recording receivables related to four operators but had been reserving them in full. Knowing these receivables would not be collected, the Company decided in 2003 to write-off the receivables against the reserves resulting in a $6.2 million decrease in the allowance. The Company's receivables and related allowances are included in other assets on the Company's Consolidated Balance Sheets. If management had used different estimates, or its methodology for determining and recording the allowance had been different, then the amount of bad debt expense included in the Company's financial statements may have been different.

         Currently, the Company has no collectibility issues with its two largest customers, HealthSouth and HCA Inc. However, should a collectibility problem arise with respect to these large customers, the allowance for doubtful accounts would be increased which could have a material impact on the Company's financial statements in future periods.

Depreciation of Real Estate Assets and Amortization of Related Intangible Assets

         At December 31, 2003, the Company had invested approximately $1.7 billion in depreciable real estate assets and related intangible assets. When these real estate assets and related intangible assets are acquired or placed in service, they must be depreciated or amortized. Management's judgment involves determining which depreciation method to use and estimating the economic life of the building and improvement components of real estate assets, and estimating the value of intangible assets acquired when real estate assets are purchased that have in-place leases.

         As described more fully in Note 1 to the Consolidated Financial Statements, for real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141"). The provisions of FAS 141 require that management estimate a value of the building "as if vacant", and estimate the value of intangible assets related to the in-place leases and the opportunity costs associated with absorption period rentals and the direct costs associated with obtaining new leases, such as tenant improvements. Management's assumptions and estimates used in these calculations are based on the Company's experiences in developing and leasing medical office facilities. Under FAS 141, the actual purchase price of the building is allocated among the estimated "as if vacant" value of the building and the estimated fair values of the intangible assets. The building component of the purchase price is depreciated over the estimated useful life of the building; the tenant improvements component is depreciated over the average remaining term of the actual in-place leases; the absorption period costs are amortized to rental income over the average remaining term of the actual in-place leases; and any market rental rate assets or liabilities are amortized to rental income over the remaining term of the actual leases that gave rise to the asset or liability.

         If management erred in its estimates of the "as if vacant" value of the building or in its estimates of the intangible asset values, the pro-ration of the purchase price between building and intangibles and resulting depreciation and amortization could be incorrect. The amortization period for the intangible assets is the average remaining term of the actual in-place leases as of the acquisition date. To help prevent errors in its estimates from occurring, management applies consistent assumptions with regard to the elements of estimating the "as if vacant" values of the building and the intangible assets, including the absorption period, occupancy increases during the absorption period, and tenant improvement amounts. The Company uses the same absorption period and occupancy assumptions for similar building types, adding the future cash flows expected to occur over the next 15 years as a fully occupied building. The net present value of these future cash flows, discounted using a market rate of return, becomes the estimated "as if vacant" value of the building.

         With respect to the building component, there are several depreciation methods available under accounting principles generally accepted in the United States. Some methods record relatively more depreciation expense on an asset in the early years of the asset's economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The "straight line" method of depreciating real estate assets is the method we follow because that method spreads the depreciation expense evenly over the useful life of the asset and, in the opinion of management, is the method that most accurately and consistently matches depreciation cost to each accounting period.

         Several useful life scenarios are permissible under accounting principles generally accepted in the United States. Consistent with the depreciation useful life guidelines of the Internal Revenue Service ("IRS"), the Company has elected to assign a useful life of either 39 or 31.5 years depending on the age of the property when acquired as well as other factors. The weighted average useful life of the Company's real estate assets at December 31, 2003 was
34.5 years. Many companies depreciate new non-residential real estate assets over longer useful lives. The Company uses a shorter, more conservative, economic life because it has the effect of recognizing the depreciation expense more quickly and because it is consistent with IRS guidelines.

         Had the Company elected to assign a useful life of 40 years, rather than 39 or 31.5 years, depreciation on real estate assets for 2003 would have been approximately $34.2 million rather than the reported $40.4 million.

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

         Indirect costs include capitalized interest and overhead costs. The Company's overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisition, development and information technology departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company's acquisitions, development, and information technology departments who work on these projects maintain and track their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred. The Company's employees incur time in the search for acquisitions and development business opportunities as well as, but to a much lesser degree, in development of internally developed software applications. The Company capitalizes overhead based on direct hours worked on each project. Therefore, each constructed asset, pursuit project and internally developed software asset will have both direct and indirect costs capitalized to it as part of the overall costs.

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

         The Company classifies its pursuit projects into four categories. The first category of pursuits is essentially "cold calls" that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes those that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50% which means that 50% of the costs are expensed in the period incurred. The third category, and least frequent, are those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract in which the contract requires the operator to reimburse our costs. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. The fourth category includes those pursuits that are acquisitions of existing buildings. As required by the Emerging Issues Task Force ("E.I.T.F.") Issue No. 97-11, the Company expenses in the period incurred all internal costs related to those types of acquisitions. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.

         Capitalized pursuit costs, net of the reserve, are carried in other assets in the balance sheet and any reserve recorded is charged to general and administrative expenses on the income statement. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the real estate asset.

         At December 31, 2003 and 2002, the Company had capitalized pursuit costs totaling $1.5 million and $0.7 million, respectively, and had provided reserves against these capitalized pursuit costs of $0.5 million and $0.5 million, respectively.

Valuation of Long-Lived and Intangible Assets and Goodwill

         The Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; or significant negative economic trends or negative industry trends for the Company or its operators. As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if management determined that the carrying value of the Company's assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record impairment using a projected discounted cash flow method using a discount rate that is consistent with the risk inherent in the Company's business. At December 31, 2003 and 2002, management noted no impairment issues and recorded no impairment loss.

         As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill as of January 1, 2002. During 2001 the Company recorded approximately $106,000 of goodwill amortization. In lieu of continued amortization, the Company performs an annual goodwill impairment review. The 2003 and 2002 reviews indicated no impairment in the $3.5 million net goodwill asset.

         At December 31, 2003 and 2002, intangible assets, net totaled $6.8 million and $5.5 million; long-lived real estate assets, net totaled $1.3 billion and $1.3 billion; and goodwill, net totaled $3.5 million, respectively.

                                    Report of
                    I N D E P E N D E N T   A U D I T O R S

THE BOARD OF DIRECTORS AND STOCKHOLDERS
HEALTHCARE REALTY TRUST INCORPORATED

         We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthcare Realty Trust Incorporated at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 9, the Company has restated its statements of income for the years ended December 31, 2002 and 2001 to reclassify the operating results and related gain or loss associated with real estate asset sales to discontinued operations as a result of the adoption on January 1, 2002 of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

                                                           /S/ Ernst & Young LLP
                                                           ---------------------
                                                           Ernst & Young LLP

Nashville, Tennessee
January 29, 2004

                                  Consolidated
                          B A L A N C E   S H E E T S

                                                                                             December 31,
                                                                                   ----------------------------
(Dollars in thousands)                                                                  2003            2002
---------------------------------------------------------------------------------------------------------------
ASSETS
Real estate properties:
     Land                                                                           $   139,732     $  135,791
     Buildings, improvements and lease intangibles                                    1,405,426      1,332,872
     Personal property                                                                   14,416          5,730
     Construction in progress                                                            13,198         10,546
                                                                                    --------------------------
                                                                                      1,572,772      1,484,939
     Less accumulated depreciation                                                     (232,763)      (192,293)
                                                                                    --------------------------
Total real estate properties, net                                                     1,340,009      1,292,646

Cash and cash equivalents                                                                 3,840            402
Mortgage notes receivable                                                                91,835        102,792
Other assets, net                                                                        90,026         93,706
                                                                                    --------------------------
Total assets                                                                        $ 1,525,710     $1,489,546
                                                                                    ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
     Notes and bonds payable                                                        $   590,281     $  545,063
     Accounts payable and accrued liabilities                                            15,649         24,960
     Other liabilities                                                                   17,502         11,324
                                                                                    --------------------------
Total liabilities                                                                       623,432        581,347

Commitments and contingencies                                                                 -              -

Stockholders' equity:
     Preferred stock, $.01 par value; 50,000,000 shares authorized;
         none issued and outstanding                                                          0              0
     Common stock, $.01 par value; 150,000,000 shares authorized;
         issued and outstanding 2003 - 42,823,916; 2002 - 41,823,564                        428            418
     Additional paid-in capital                                                       1,054,465      1,024,467
     Deferred compensation                                                              (18,396)       (16,251)
     Cumulative net income                                                              515,659        445,152
     Cumulative dividends                                                              (649,878)      (545,587)
                                                                                    --------------------------
Total stockholders' equity                                                              902,278        908,199
                                                                                    --------------------------
Total liabilities and stockholders' equity                                          $ 1,525,710     $1,489,546
                                                                                    ==========================

                             See accompanying notes.

                                  Consolidated
                    S T A T E M E N T S   O F   I N C O M E

                                                                                Year Ended December 31,
                                                                     ------------------------------------------
                                                                                         2002            2001
(Dollars in thousands, except per share data)                            2003          (Restated)     (Restated)
----------------------------------------------------------------------------------------------------------------
REVENUES
     Master lease rental income                                      $    88,963    $    91,966    $    92,282
     Property operating income                                            85,954         74,477         63,087
     Straight line rent                                                    2,553          2,588          5,561
     Mortgage interest income                                             10,441         13,308         17,254
     Interest and other income                                             4,086          3,407          3,766
                                                                     -----------------------------------------
                                                                         191,997        185,746        181,950

EXPENSES
     General and administrative                                           11,122         22,229         10,108
     Property operating expenses                                          34,876         28,542         24,172
     Interest                                                             34,601         34,195         38,110
     Depreciation                                                         42,142         39,587         38,216
     Amortization                                                             53            126            297
                                                                     -----------------------------------------
                                                                         122,794        124,679        110,903
                                                                     -----------------------------------------

     Income from continuing operations before gain (loss) on
           sale of real estate properties                                 69,203         61,067         71,047
     Net gain (loss) on sale of real estate properties                         0              0          1,210
                                                                     -----------------------------------------
     Income from continuing operations                                    69,203         61,067         72,257
     Discontinued operations
           Operating income from discontinued operations                   2,413          5,636          7,630
           Gain (loss) on sale of real estate properties                  (1,109)         3,388              0
                                                                     -----------------------------------------
                                                                           1,304          9,024          7,630
                                                                     -----------------------------------------
NET INCOME                                                           $    70,507    $    70,091    $    79,887
                                                                     =========================================

BASIC EARNINGS PER COMMON SHARE:
     Income from continuing operations per common share              $      1.68    $      1.35    $      1.65
                                                                     =========================================
     Discontinued operations per common share                        $      0.03    $      0.22    $      0.19
                                                                     =========================================
     Net income per common share                                     $      1.71    $      1.57    $      1.84
                                                                     =========================================

DILUTED EARNINGS PER COMMON SHARE:
     Income from continuing operations per common share              $      1.66    $      1.34    $      1.62
                                                                     =========================================
     Discontinued operations per common share                        $      0.03    $      0.21    $      0.19
                                                                     =========================================
     Net income per common share                                     $      1.69    $      1.55    $      1.81
                                                                     =========================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - BASIC                    41,129,282     40,974,532     39,840,285
                                                                     =========================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED                  41,780,088     41,606,068     40,463,158
                                                                     =========================================

DIVIDEND DECLARED, PER COMMON SHARE, DURING THE PERIOD               $      2.47    $      2.39    $      2.31
                                                                     =========================================

                             See accompanying notes.

                                  Consolidated
       S T A T E M E N T S   O F   S T O C K H O L D E R S'   E Q U I T Y

                                                             Additional                  Cumulative                     Total
(Dollars in thousands,                  Preferred   Common    Paid-In       Deferred         Net      Cumulative    Stockholders'
except per share data)                    Stock      Stock    Capital     Compensation     Income      Dividends        Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000              $ 30      $  403   $1,061,190   $   (9,730)    $295,174     $ (339,030)    $ 1,008,037
    Issuance of stock                        -           9       22,932            -            -              -          22,941
    Shares awarded as deferred
       stock compensation                    -           2        5,005       (5,007)           -              -               0
    Deferred stock compensation
       amortization                          -           -            -        1,885            -              -           1,885
    Net income                               -           -            -            -       79,887              -          79,887
    Dividends - common
       ($2.31 per share)                     -           -            -            -            -        (94,007)        (94,007)
    Dividends - preferred
       ($2.22 per share)                     -           -            -            -            -         (6,656)         (6,656)
                                        ----------------------------------------------------------------------------------------

Balance at December 31, 2001                30         414    1,089,127      (12,852)     375,061       (439,693)      1,012,087
    Issuance of stock                        -           3        6,068            -            -              -           6,071
    Preferred stock redemption             (30)          -      (74,970)           -            -              -         (75,000)
    Common stock redemption                  -          (4)     (10,898)           -            -              -         (10,902)
    Shares awarded as deferred
       stock compensation                    -           5       15,140      (15,145)           -              -               0
    Accelerated vesting of
       deferred compensation                 -           -            -        8,674            -              -           8,674
    Deferred stock compensation
       amortization                          -           -            -        3,072            -              -           3,072
    Net income                               -           -            -            -       70,091              -          70,091
    Dividends - common
       ($2.39 per share)                     -           -            -            -            -       (100,335)       (100,335)
    Dividends - preferred
       ($1.85 per share)                     -           -            -            -            -         (5,559)         (5,559)
                                        ----------------------------------------------------------------------------------------

Balance at December 31, 2002                 0         418    1,024,467      (16,251)     445,152       (545,587)        908,199
    Issuance of stock                        -           8       25,093            -            -              -          25,101
    Shares awarded as deferred
       stock compensation                    -           2        4,905       (4,907)           -              -               0
    Deferred stock compensation
       amortization                          -           -            -        2,762            -              -           2,762
    Net income                               -           -            -            -       70,507              -          70,507
    Dividends - common
       ($2.47 per share)                     -           -            -            -            -       (104,291)       (104,291)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003              $  0      $  428   $1,054,465   $  (18,396)    $515,659     $ (649,878)    $   902,278
--------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes.

                                  Consolidated
                S T A T E M E N T S   O F   C A S H   F L O W S

                                                                                 Year Ended December 31,
                                                                     ------------------------------------------
(In thousands)                                                           2003             2002           2001
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income                                                      $    70,507    $    70,091    $    79,887
     Adjustments to reconcile net income to cash provided by
        operating activities:
         Depreciation and amortization                                    43,400         43,486         43,244
         Deferred compensation amortization                                2,762          3,072          1,885
         Increase (decrease) in other liabilities                          1,166         (2,818)           165
         Increase in other assets                                        (19,223)        (8,803)       (19,694)
         Accelerated vesting of deferred compensation                          0          8,674              0
         Increase (decrease) in accounts payable and
           accrued liabilities                                               (48)         1,855         (3,121)
         Increase in straight line rent                                   (2,645)        (3,143)        (5,604)
         Net (gain) loss on sales of real estate                           1,109         (3,388)        (1,210)
                                                                     -----------------------------------------
     Net cash provided by operating activities                            97,028        109,026         95,552

INVESTING ACTIVITIES
     Acquisition and development of real estate properties               (83,963)       (43,741)       (53,971)
     Funding of mortgages                                                (28,952)        (3,978)        (2,962)
     Proceeds from mortgage payments/sales                                21,385         22,624         51,811
     Proceeds from sale of real estate                                    19,714         81,267         24,858
                                                                     -----------------------------------------
     Net cash provided by (used in) investing activities                 (71,816)        56,172         19,736

FINANCING ACTIVITIES
     Borrowings on notes and bonds payable                               311,000        218,500        520,652
     Repayments on notes and bonds payable                              (261,092)      (207,193)      (552,866)
     Dividends paid                                                     (104,291)      (105,894)      (100,663)
     Preferred stock redemption                                                0        (75,000)             0
     Termination of interest rate swaps                                   18,411              0              0
     Common stock redemption                                             (10,902)             0              0
     Proceeds from issuance of common stock                               25,100          1,861         18,731
                                                                     -----------------------------------------
     Net cash used in financing activities                               (21,774)      (167,726)      (114,146)
                                                                     -----------------------------------------
     Increase (decrease) in cash and cash equivalents                      3,438         (2,528)         1,142
     Cash and cash equivalents, beginning of year                            402          2,930          1,788
                                                                     -----------------------------------------
     Cash and cash equivalents, end of year                          $     3,840    $       402    $     2,930
                                                                     =========================================

                             See accompanying notes.

                                    Notes to
       C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

         Healthcare Realty Trust Incorporated (the "Company") invests in healthcare-related properties and mortgages located throughout the United States, including ancillary hospital facilities, skilled nursing facilities, physician clinics, comprehensive ambulatory care centers, medical office buildings, inpatient rehabilitation facilities, assisted living facilities, independent living facilities, other inpatient facilities and other outpatient facilities. The Company provides management, leasing and build-to-suit development, and capital for the construction of new facilities as well as for the acquisition of existing properties. These activities constitute a single business segment as defined by the Financial Accounting Standards Board Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." As of December 31, 2003, the Company had invested in 218 properties and mortgages located in 30 states, affiliated with 61 healthcare-related entities.

Basis of Presentation

         The financial statements include the accounts of the Company, its wholly owned subsidiaries and certain other affiliated corporations with respect to which the Company controls the operating activities and receives substantially all economic benefits. The Company is the sole member in six special purpose entities (SPE's), organized as limited liability companies, which were created as a requirement of a secured lender for enhanced bankruptcy protection. The SPE's, consolidated in the Company's financial statements, are obligated under eight mortgage notes payable and own properties securing those mortgage obligations. The Company is also the general partner in five limited partnerships, all of which are consolidated in the Company's financial statements. In four of the partnerships, the Company holds the controlling equity interest and receives all the economic benefits. In the fifth partnership, the Company holds a minority equity interest, but receives substantially all of the economic benefits due to certain preferential return thresholds set forth in the partnership agreements. None of the limited partners in any of these partnerships have any substantive participating rights (such as approval authority or veto rights) as contemplated in the Emerging Issues Task Force ("E.I.T.F.") Issue No. 96-16.

         Significant inter-company accounts and transactions have been eliminated in the financial statements.

Use of Estimates in Financial Statements

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. A discussion of our critical accounting policies involving management's significant estimates and assumptions is included in Management's Discussion and Analysis of Financial Condition.

Accounting for Acquisitions of Real Estate Properties with In-Place Leases

         For real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards 141, "Business Combinations" ("FAS 141"). FAS 141, in combination with paragraph 9 of FASB Statement No. 142, "Accounting for Goodwill and Intangible Assets" ("FAS 142"), requires that, when a building is acquired with in-place leases, the cost of the acquisition is allocated between the real estate and the in-place leases based on relative fair value.

     The Company's approach to estimating the value of in-place leases is a multi-step process.

     - First, the Company considers whether any of the in-place lease rental rates are above or below market. An asset (if the actual rental rate is above market) or a liability (if the actual rental rate is below market) is calculated and recorded in an amount equal to the present value of the future cash flows that represent the difference between the actual lease rate and the average market rate.

     - Second, the Company estimates an absorption period assuming the building is vacant and must be leased up to the actual level of occupancy when acquired. During that absorption period the owner would incur direct costs, such as tenant improvements, and would suffer lost rental income. Likewise, the owner would have acquired a measurable asset in that, assuming the building was vacant, certain fixed costs would be avoided because the actual in-place lessees would reimburse a certain portion of fixed costs through expense reimbursements during the absorption period. All of these assets (tenant improvement costs avoided, rental income lost, and fixed costs recovered through in-place lessee reimbursements) are estimated and recorded in amounts equal to the present value of future cash flows.

     - Third, the Company estimates the value of the building "as if vacant". The Company uses the same absorption period and occupancy assumptions used in step 2, adding to those the future cash flows expected over the next 15 years as a fully occupied building. The net present value of these future cash flows, discounted at a market rate of return, becomes the estimated "as if vacant" value of the building.

     - Fourth, the actual purchase price is allocated based on the various asset values described above. The building component of the purchase price is depreciated over the useful life of building, the tenant improvements component is depreciated over the average remaining term of the actual in-place leases; the absorption period costs and lost rental revenues are amortized to rental income over the average remaining term of the actual in-place leases; and any above or below market rental rate assets or liabilities are amortized to rental income over the remaining term of the actual leases that gave rise to the asset or liability.

     This approach to accounting for real estate assets acquired with in-place leases has the overall effect of allocating part of the purchase price to the intangible assets acquired, which are then depreciated or amortized over shorter lives than the useful life of the building, and much of this amortization is recorded as a reduction of rental revenue rather than an expense. The amount of lease intangibles included in real estate assets totaled $4.9 million and $0 as of December 31, 2003 and 2002, respectively, and the amortization recorded as a reduction of property operating income for the years ended December 31, 2003 and 2002 is $1.1 million and $0, respectively.

Real Estate Properties

         Real estate properties are recorded at cost, which includes both direct and indirect costs. Direct costs may include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs may include capitalized interest and overhead costs. As required by E.I.T.F. Issue No. 97-11, the Company expenses all internal costs related to the acquisition of existing or operating properties (i.e.; not in the development stages). As described in the preceding paragraphs, the cost of real estate properties acquired is allocated between land, buildings, tenant improvements, lease intangibles and personal property based upon estimated fair values at the time of acquisition. Depreciation and amortization expense of real estate properties totaled $42.4 million, $40.3 million and $40.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Depreciation and amortization is provided for on a straight-line basis over the following estimated useful lives:

         Land improvements                                    15 years
         Buildings and improvements                           31.5 or 39.0 years
         Tenant improvement costs avoided                     23 to 46 months
         Lease intangibles                                    23 to 46 months
         Personal property                                    5 to 7 years

         As required by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), the Company must assess the potential for impairment of our long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. At December 31, 2003, the Company noted no impairment issues and recorded no impairment.

Mortgage Notes Receivable

         The Company's portfolio of 14 mortgage notes receivable totaled $91.8 million and had a weighted average maturity of approximately 3.2 years at December 31, 2003. Interest rates on the portfolio ranged from 8.68% to 17.26% and are generally adjustable each year to reflect actual increases in the Consumer Price Index subject to various minimum increases. Substantially all of the mortgages are subject to a prepayment penalty or exit fee. During the year ended December 31, 2003, the Company had foreclosures and assignments totaling $18.5 million related to certain mortgage notes receivable. The Company received title to real estate properties with fair values not less than the carrying value of the mortgages.

Cash and Cash Equivalents

         Short-term investments with maturities of three months or less at date of purchase are classified as cash equivalents.

Federal Income Taxes

         No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust.

         On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 ("JGTRRA") was signed into law as part of an effort to address the effects of double taxation of certain corporate dividends and included a measure to lower the tax rate on dividends paid to shareholders. However, dividends paid by real estate investment trusts ("REITs") have not historically been subject to this double taxation, and therefore, the lower rate applied to dividends in the new law does not apply to the dividends paid by the Company. The dividends paid by the Company will continue to be taxed at the current ordinary income rates of the taxpayer.

         Additionally, the JGTRRA lowered the capital gains rates. These capital gain rate reductions apply to shareholders with any type of capital gain, including those that are created by a REIT. Therefore, these lower rates will apply to capital gains of the Company, which any shareholder may have.

Other Assets

         Other assets consist primarily of receivables, deferred costs, intangible assets and goodwill. Deferred financing costs are amortized over the term of the related credit facility under the straight-line method, which approximates amortization under the interest method. Intangible assets are amortized straight-line over the applicable lives of the assets, which range from 23 months to ten years. Accumulated amortization was $5.9 million and $5.3 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002 the Company's receivable balances were approximately $50.7 million and $46.2 million, respectively, with allowances for uncollectible accounts of approximately $1.7 million and $6.8 million, respectively. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company ceased amortizing goodwill effective January 1, 2002. In lieu of continued amortization, management performs an annual goodwill impairment review. The 2003 and 2002 reviews indicated no impairment of the $3.5 million net goodwill asset. Goodwill amortization expense for the year ended December 31, 2001 was approximately $106,000.

Revenue Recognition

         The Company's rental and mortgage interest income is recognized based on contractual arrangements with its operators or borrowers. These contractual arrangements fall into three categories: leases, mortgage notes receivable, and property operating agreements as described in the following paragraphs.

         Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Additional rent, generally defined in most lease agreements as the cumulative increase in a Consumer Price Index ("CPI") from the lease start date to the CPI as of the end of the previous year, is calculated as of the beginning of each year, and is then billed and recognized as income during the year as provided for in the lease.

         Mortgage interest income is recognized based on amortization schedules resulting from the mortgage notes. Most of the Company's mortgage notes also provide for an annual CPI increase in the interest rate as defined in the note.

         Property operating agreements contractually obligate the sponsoring health system to provide the Company with a minimum return on its investment in the property in return for the right to be involved in tenant selections and other operating decisions of the property. If the minimum return is not received from tenants through normal operations of the property, the Company will calculate and accrue any shortfalls as income that the sponsor is responsible to pay to the Company. Income recognized under the provisions of these agreements is included in property operating income on the Company's income statement.

         The Company had two customers in each of the years ended 2003, 2002 and 2001 that accounted for more than 10% of the Company's revenues, including revenues included in operating income from discontinued operations. HealthSouth Corporation and HCA Inc. accounted for 13% and 11%, respectively, of revenues for each of the years ended December 31, 2003 and 2001 and accounted for 13% and 12%, respectively, of revenues for the year ended December 31, 2002.

         Interest and other income on the Company's income statement generally includes income incidental to the operations of the Company such as management fee income, annual inspection fee income, loan exit fee income, prepayment penalty income, and interest income on notes receivable. The Company provides property management services for both third party and owned real estate properties. Management fees are generally calculated, accrued and billed monthly based on a percentage of cash collections of tenant receivables for the month. Management fee income related to owned properties is eliminated in consolidation against the management fee expense recorded in property operating expenses of the owned, consolidated property. As a result, only third party management fees are included in interest and other income on a consolidated basis. Third party management fee income was $0.8 million, $1.1 million and $1.5 million, respectively, for the years ended December 31, 2003, 2002 and 2001.

Stock Issued to Employees

         The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its equity-based awards to employees.

         The following table represents the effect on net income and earnings per share for the three years in the period ended December 31, 2003 as if the Company had applied the fair value-based method and recognition provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation."

(dollars in thousands, except per share data)                             2003            2002             2001
------------------------------------------------------------------------------------------------------------------
Net income, as reported                                              $    70,507    $    70,091    $      79,887
Compensation expense for equity-based awards to employees
       under the fair value method                                          (449)          (460)            (493)
                                                                     -----------    -----------    -------------
Pro-forma net income                                                 $    70,058    $    69,631    $      79,394
Earnings per share, as reported
       Basic                                                         $      1.71    $      1.57    $        1.84
       Assuming dilution                                             $      1.69    $      1.55    $        1.81
Pro-forma earnings per share
       Basic                                                         $      1.70    $      1.56    $        1.83
       Assuming dilution                                             $      1.68    $      1.54    $        1.80

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

Reclassification

         Certain reclassifications have been made in the financial statements for the years ended 2002 and 2001 to conform to the 2003 presentation. Except as discussed in Note 9, these reclassifications had no effect on the results of operations as previously reported.

New Pronouncements

         In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that guidance by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosure about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. On December 24, 2003, the FASB issued a revision of FIN 46 that replaced the original interpretation and codified proposed modifications and other decisions previously issued through certain FASB Staff Positions including the deferral of the effective date of applying FIN 46 to certain variable interests. The revised FIN 46 requires the Company to apply the provisions of FIN 46 immediately to any special purpose entities and to any variable interest entities created after January 31, 2003. Application of the provisions will be required for all other variable interest entities in financial statements for periods ending after March 15, 2004. The Company has evaluated the requirements of FIN 46 for its special purpose entities and other contractual arrangements entered into after January 31, 2003 and will evaluate all other entities during the first quarter of 2004. The Company does not anticipate any effect on its consolidated financial position or operating results resulting from the application of FIN 46.

         In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability though many of these instruments were previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. In October 2003, the FASB deferred portions of FAS 150 that apply to mandatorily redeemable non-controlling interests. The deferral is expected to remain in effect while those issues are addressed. Adoption of FAS 150 did not have a material effect on the consolidated financial statements.

2. REAL ESTATE PROPERTY LEASES

         The Company's properties are generally leased or supported pursuant to non-cancelable, fixed-term operating leases and other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option and a right of first refusal to purchase the leased property. The Company's portfolio of master leases generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

         Future minimum lease and guaranty payments under the non-cancelable operating leases and financial support arrangements as of December 31, 2003 are as follows (in thousands):

2004                    $  161,565
2005                       152,908
2006                       142,917
2007                       133,688
2008                       126,326
2009 and thereafter        435,222
                        ----------
                        $1,152,626
                        ==========

3. REAL ESTATE PROPERTIES

         The following table summarizes the Company's real estate properties by type of facility and by state as of December 31, 2003.

                                                                  BUILDINGS,
                                                                 IMPROVEMENTS,
                                       NUMBER OF                     LEASE
                                       FACILITIES               INTANGIBLES AND    PERSONAL                 ACCUMULATED
(dollars in thousands)                    (1)          LAND           CIP          PROPERTY       TOTAL     DEPRECIATION
------------------------------         ----------   ----------  ---------------   ----------   ----------   ------------
ANCILLARY HOSPITAL FACILITIES:
     California                                 8   $   17,116     $   61,338     $       74   $   78,528   $   12,635
     Florida                                   10        4,015         66,828            119       70,962       14,183
     Tennessee                                  6        3,670         64,444             99       68,213        4,210
     Texas                                     10        8,182         62,908            283       71,373       14,655
     Virginia                                   6        4,160         48,872             77       53,109        9,996
     Other states                              20       10,613        180,243             82      190,938       23,542
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               60       47,756        484,633            734      533,123       79,221
SKILLED NURSING FACILITIES:
     Colorado                                   3        2,885         23,523              0       26,408        4,074
     Michigan                                   7          543         20,190          1,180       21,913        4,297
     Pennsylvania                               3          479         20,595            691       21,765        3,482
     Texas                                      2        1,795         17,670              0       19,465        3,152
     Virginia                                   6        1,459         35,775              0       37,234        5,867
     Other states                              12        5,116         51,979             32       57,127        9,009
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               33       12,277        169,732          1,903      183,912       29,881
PHYSICIAN CLINICS:
     Florida                                   10       14,454         53,717             51       68,222        9,460
     Illinois                                   1          207         11,732              0       11,939        1,921
     Massachusetts                              2        1,510         10,525              0       12,035        1,725
     Tennessee                                  5        2,957          8,648              0       11,605        1,319
     Texas                                      1        5,134         12,180              0       17,314        1,995
     Other states                               8        2,557         20,183              0       22,740        3,513
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               27       26,819        116,985             51      143,855       19,933
COMPREHENSIVE AMBULATORY CARE
CENTERS:
     Arizona                                    1        2,095         11,389              5       13,489        1,435

     California                                 1        3,375         29,095              5       32,475        4,852
     Florida                                    5        1,711         53,986             12       55,709        7,841
     Missouri                                   3        3,735         25,102              3       28,840        3,892
     Texas                                      2        1,714         20,486             73       22,273        5,702
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               12       12,630        140,058             98      152,786       23,722
MEDICAL OFFICE BUILDINGS:
     Florida                                    2        2,037          7,902              1        9,940        1,242
     Pennsylvania                               1            0         10,716             14       10,730          359
     Tennessee                                  1        1,739          9,278              5       11,022        1,516
     Texas                                      5        3,459         52,269            560       56,288        4,352
     Virginia                                   4        1,929         12,412            132       14,473        2,697
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               13        9,164         92,577            712      102,453       10,166
INPATIENT REHABILITATION FACILITIES:
     Alabama                                    1            0         17,722              0       17,722        2,380
     Florida                                    1            0         11,703              0       11,703        1,572
     Pennsylvania                               6        4,718        109,149              0      113,867       16,801
     Texas                                      1        1,117         12,086              0       13,203        1,982
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                                9        5,835        150,660              0      156,495       22,735
ASSISTED LIVING FACILITIES:
     Florida                                    2        1,735         20,134              0       21,869        2,511
     New Jersey                                 2        1,809         17,238              0       19,047        2,684
     Pennsylvania                               7        1,425         29,645          1,110       32,180        4,927
     Texas                                      4            0         28,895              0       28,895        4,739
     Virginia                                   3          889         16,507            279       17,675        2,724
     Other states                              12        2,704         45,925            200       48,829        6,750
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               30        8,562        158,344          1,589      168,495       24,335
INDEPENDENT LIVING FACILITIES
          Texas                                 4            0         43,668             12       43,680        7,132
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                                4            0         43,668             12       43,680        7,132
OTHER INPATIENT FACILITIES:
     California                                 1        1,362         11,326              0       12,688        2,723
     Michigan                                   1        4,405          9,454              0       13,859        1,554
     Pennsylvania                               1        2,889              0              0        2,889            0
     Texas                                      1          506          5,516              0        6,022          958
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                                4        9,162         26,296              0       35,458        5,235
OTHER OUTPATIENT FACILITIES:
     Alabama                                    2          817         10,663              8       11,488        3,224
     Florida                                    2        3,111          6,444              0        9,555          849
     Missouri                                   1          849          3,720              0        4,569          608
     Mississippi                                1          538          3,913             30        4,481        1,005
     Nevada                                     1          940          2,861              0        3,801          694
     Other states                               5        1,272          8,070              8        9,350        1,596
                                       ----------   ----------     ----------     ----------   ----------   ----------
                                               12        7,527         35,671             46       43,244        7,976

     Corporate Property                                      0              0          9,271        9,271        2,427
                                       ----------   ----------     ----------     ----------   ----------   ----------
     Total Property                           204   $  139,732     $1,418,624     $   14,416   $1,572,772   $  232,763
                                       ==========   ==========     ==========     ==========   ==========   ==========

(1) Includes two lessee developments.

4. NOTES AND BONDS PAYABLE

         Notes and bonds payable at December 31, 2003 and 2002 consisted of the following (in thousands):

                                         December 31,
                                     -------------------
                                       2003       2002
                                     --------   --------
Unsecured credit facility due 2006   $154,000   $      0
Unsecured credit facility due 2004          0     84,000
Senior notes due 2006                  70,000     70,000
Senior notes due 2011, net            310,535    315,225
Mortgage notes payable                 53,413     72,338
Other note payable                      2,333      3,500
                                     --------   --------
                                     $590,281   $545,063
                                     ========   ========

Unsecured Credit Facilities

         In October 2003, the Company modified and increased its existing $150.0 million credit facility (the "Unsecured Credit Facility due 2004") bearing interest at LIBOR rates plus 1.15%, payable quarterly, scheduled to mature in July 2004, with a new credit facility. The new $300.0 million credit facility (the "Unsecured Credit Facility due 2006") was entered into with a syndicate of 12 banks and may be increased to $350.0 million during the first two years at the Company's option subject to the availability of additional capital commitments; and the term may be extended one additional year. Rates for borrowings under the Unsecured Credit Facility due 2006 are, at the Company's option, LIBOR based or based on the higher of the Federal Funds Rate plus 1/2 of 1% or the agent bank's prime rate and can vary based on the Company's debt rating. The weighted average rate on borrowings outstanding at December 31, 2003 was 2.25%. In addition, the Company pays a facility fee of 0.35% on the commitment that may also fluctuate based on the Company's debt rating. The Unsecured Credit Facility due 2006 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. At December 31, 2003, the Company had borrowing capacity remaining of $146.0 million under the Unsecured Credit Facility due 2006.

Senior Notes due 2002

         In 1995, the Company privately placed $90.0 million of unsecured senior notes (the "Senior Notes due 2002") with 16 institutions. These notes were fully repaid upon maturity on September 1, 2002.

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

Senior Notes due 2011

         In May 2001, the Company publicly issued $300.0 million unsecured senior notes due 2011 (the "Senior Notes due 2011"). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, which yielded an 8.202% interest rate per annum upon issuance. The unamortized discount was combined with the fair value of the swaps upon termination in March 2003. The balance of the net premium at December 31, 2003 was $15.7 million.

Interest Rate Swaps

         The Company's practice and objective has always been to protect itself against changes in fair value due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, in June 2001, the Company entered into interest rate swap agreements with two lending institutions for notional amounts totaling $125.0 million which were expected to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In both interest rate swaps, the Company received an 8.125% fixed rate and paid a variable rate of LIBOR plus 1.99%. The swaps were not callable for the first five years. After five years, the swaps were callable, at fair value, by either party if, and only if, the other party is downgraded below investment grade by two or more rating agencies. At December 31, 2002, the aggregate fair value of the hedge totaling $16.6 million was reported in other assets with an offsetting increase to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet. In March 2003, the Company terminated these interest rate swaps and entered into new swaps under terms identical to those of the 2001 swap agreements except that the variable rate paid was adjusted to 4.12% over the six-month LIBOR. Upon termination of the original swaps, the Company received cash equal to the fair value of the swaps of $18.4 million. The fair value of the terminated swaps is combined with the principal balance of the Senior Notes due 2011 on the Company's balance sheet and is being amortized against interest expense over the term of the notes, offsetting the increase in the spread over LIBOR. At December 31, 2003, the aggregate fair value of the hedge totaling $5.2 million is reported in other liabilities with an offsetting decrease to the Senior Notes due 2011 included in notes and bonds payable on the Company's balance sheet. The derivative instruments meet all requirements of a fair value hedge and are accounted for using the "shortcut method" as set forth in FASB Statement No.
133. As such, changes in fair value will have no impact on the income statement.

Mortgage Notes Payable

         At December 31, 2003, the Company had outstanding ten non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

                                                                                                Investment in   Contractual
                                 Effective              Number                                  Collateral at   Balance at
                       Original  Interest   Maturity   of Notes                                  December 31,   December 31,
                       Balance     Rate       Date      Payable              Collateral             2003           2003
                       --------  ---------  --------   --------   ---------------------------   -------------   ------------
Life Insurance Co.     $ 23.3       7.765%    7/26        1       Ancillary hospital facility     $     45.2     $     21.5
Life Insurance Co.        4.7       7.765%    1/17        1       Ancillary hospital facility           11.0            3.8
Commercial Bank          35.0       7.220%    5/11        8       Nine ancillary hospital               79.7           28.1
                                                         --       facilities & one physician
                                                         10       clinic                                  --             --
                                                         ==                                       ----------     ----------
                                                                                                  $    135.9     $     53.4
                                                                                                  ==========     ==========

         The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The eight notes totaling $35.0 million and the related collateral are held by special purpose entities whose sole members are wholly owned subsidiaries. These eight fully amortizing notes are payable in monthly installments of principal and interest and mature in May 2011. The contractual interest rates for the ten outstanding mortgage notes range from 7.22% to 8.50%.

         In October 2003, the Company prepaid in full three mortgage notes payable totaling $15.4 million, resulting in a 1% prepayment penalty. The three notes bore interest at 8.125% and were scheduled to mature in September 2004.

Other Note Payable

         In July, 1999, the Company entered into a $7.0 million note with a commercial bank. The note bears interest at 7.53%, is payable in equal semi-annual installments of principal and interest and fully amortizes in July 2005.

Other Long-Term Debt Information

         Future maturities of long-term debt are as follows (in thousands):

2004                  $ 26,637
2005                    27,037
2006                   189,393
2007                     6,448
2008                     6,935
2009 and thereafter    333,831
                      --------
                      $590,281
                      ========

         During the years ended December 31, 2003, 2002 and 2001, interest paid totaled $35.3 million, $34.7 million and $37.8 million, and capitalized interest totaled $0.7 million, $1.4 million and $2.0 million, respectively.

5. STOCKHOLDERS' EQUITY

         The Company had common and preferred shares outstanding for each of the three years ended December 31, as follows:

                                                                Year Ended December 31,
                                                       ----------------------------------------
                                                           2003          2002           2001
                                                       -----------   -----------    -----------
Common Shares
       Balance, beginning of period                     41,823,564    41,465,919     40,314,399
       Issuance of stock                                   819,119       242,004        919,656
       Common stock redemption                                   0      (418,959)             0
       Shares awarded as deferred stock compensation       181,233       534,600        231,864
                                                       -----------   -----------    -----------
       Balance, end of period                           42,823,916    41,823,564     41,465,919
                                                       ===========   ===========    ===========
Preferred Shares
       Balance, beginning of period                              0     3,000,000      3,000,000
       Preferred stock redemption                                0    (3,000,000)             0
                                                       -----------   -----------    -----------
       Balance, end of period                                    0             0      3,000,000
                                                       ===========   ===========    ===========

         On September 5, 2003, the Company sold 750,000 shares of common stock, par value $0.01 per share, in an underwritten public offering for net proceeds of $23.3 million.

         Effective December 31, 2002, the Company repurchased 418,959 shares from a former executive officer pursuant to the terms of a retirement agreement. Payment for this repurchase was made January 8, 2003. Such shares were retired upon repurchase. The Company's 2002 financial statements reflect the repurchase as if the common stock redemption occurred on December 31, 2002.

         On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred Stock at a redemption price of $25.00 per share, plus accrued dividends of $0.18896 per share from August 30, 2002 to the redemption date, for a total redemption price of $25.18896 per share. The aggregate cost of the redemption was $75.6 million.

         In October 2002 and 2001, the Company issued in each year 150,000 shares of common stock of the Company pursuant to agreements entered into with three individuals related to the acquisition of Capstone Capital Corporation in 1998. In 2002, the Company fulfilled it commitment to issue shares under these agreements.

         In December 2001, the Company sold 525,000 shares of common stock, par value $0.01 per share, in an underwritten public offering for net proceeds of $14.0 million.

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

Retirement Plan Information

         Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the "Plans") for the three years in the period ended December 31, 2003 is comprised of the following (in thousands):

                2003   2002   2001
                ----   ----   ----
Service cost    $418   $321   $392
Interest cost    282    207    243
Other             31     21     14
                ----   ----   ----
                $731   $549   $649
                ====   ====   ====

         The Plans are un-funded and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations at December 31, 2003 and 2002 (in thousands).

                                                  2003       2002
                                                -------    -------
Benefit obligation at beginning of year         $ 4,609    $ 4,134
       Service cost                                 418        321
       Interest cost                                282        207
       Other                                         31         21
       Actuarial gain (loss)                        342        (74)
                                                -------    -------
Benefit obligation at end of year                 5,682      4,609
       Unrecognized net actuarial (gain) loss      (719)      (377)
                                                -------    -------
Net pension liability in accrued liabilities    $ 4,963    $ 4,232
                                                =======    =======

         Accounting for the Executive Retirement Plan for the years ended December 31, 2003 and 2002 assumes discount rates of 6.90% and 7.40%, respectively, and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes discount rates of 6.90% and 7.40%, respectively.

7. STOCK PLANS

1993 Employees Stock Incentive Plan

         Prior to its expiration on January 1, 2003, the Company was authorized to issue stock representing up to 7.5% of its outstanding shares of common stock (the "1993 Employee Plan Shares") under the 1993 Employees Stock Incentive Plan (the "1993 Employee Plan"). As of December 31, 2003 and 2002, the Company had a total of 167,500 and 2,170,730 shares of the 1993 Employee Plan Shares authorized, respectively, which had not been issued. As of December 31, 2003 and 2002, the Company had issued a total of 1,135,583 and 966,037 shares, and had specifically reserved, but not issued, a total of 167,500 and 335,000 1993 Employee Plan Shares (the "Reserved Stock"), respectively, for performance-based awards to employees under the 1993 Employee Plan. For 2003, 2002, and 2001 compensation expense resulting from the amortization of the value of these shares was $2.7 million, $2.9 million, and $1.9 million, respectively. Effective January 1, 2003 the 1993 Employees Stock Incentive Plan was replaced with the 2003 Employees Restricted Stock Incentive Plan.

2003 Employees Restricted Stock Incentive Plan

         The terms of the 2003 Employees Restricted Stock Incentive Plan, as amended (the "2003 Employee Plan") are substantially the same as the 1993 Employees Stock Incentive Plan. The 2003 Employee Plan, as amended, however, limits the total number of shares (the "2003 Employee Plan Shares") the Company is authorized to issue under the plan to 2,099,853 shares and terminates the plan on December 1, 2012. As of December 31, 2003 the Company had issued a total of 10,196 shares (the "Reserved Stock") under the 2003 Employee Plan for performance-based awards to employees. The 2003 Employee Plan Shares are subject to fixed vesting periods varying from three to 12 years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the 2003 Employee Plan Shares have been issued, the employee has the right to receive dividends and the right to vote the shares. Compensation expense recognized in 2003 from the amortization of the value of these shares was $49,000.

Non-Employee Directors' Stock Plan

         Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the "1995 Directors' Plan"), the directors' stock vests in each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director's service, at no cost to the Company. As of December 31, 2003 and 2002, the Company had a total of 81,877 and 82,927 authorized shares under the 1995 Directors' Plan, respectively, that had not been issued. As of December 31, 2003 and 2002, the Company had issued a total of 18,123 and 17,073 shares, respectively, pursuant to the 1995 Directors' Plan. For 2003, 2002, and 2001 compensation expense resulting from the amortization of the value of these shares was $25,936, $21,318, and $12,637, respectively.

Dividend Reinvestment Plan

         The Company is authorized to issue 1,000,000 shares of common stock under the Dividend Reinvestment Plan. As of December 31, 2003 and 2002, the Company had a total of 728,019 and 760,832 shares authorized, respectively, which had not been issued.

Employee Stock Purchase Plan

         Effective January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "2000 Employee Purchase Plan") pursuant to which the Company is authorized to issue shares of common stock. The 2000 Employee Purchase Plan effectively replaces a 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan"). All options issued under the 1995 Employee Purchase Plan (the "1995 Employee Purchase Plan") expired in April 2002. As of December 31, 2003 and 2002, the Company had a total of 698,242 and 705,254 shares authorized under the 2000 Employee Purchase Plan, respectively, which had not been issued or optioned. Under the 2000 Employee Purchase Plan, each eligible employee in January of each year is granted an option to purchase up to $25,000 of common stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the "Exercise Date"). The number of shares subject to each year's option becomes fixed on the date of grant. Options granted under the 2000 Employee Purchase Plan expire if not exercised 27 months after each such option's date of grant.

         A summary of the Employee Purchase Plan activity and related information for the years ended December 31 is as follows:

                                                                                       All Options
                                                                       -------------------------------------------
                                                                          2003             2002           2001
                                                                       ------------   -------------   ------------
Outstanding, beginning of year                                              187,089         260,962         266,007
       Granted                                                              142,618         156,992         204,624
       Exercised                                                            (36,747)        (65,406)        (39,359)
       Forfeited                                                            (72,204)        (87,553)        (90,678)
       Expired                                                              (63,402)        (77,906)        (79,632)
                                                                       ------------   -------------   -------------
Outstanding and exercisable at end of year                                  157,354         187,089         260,962
Weighted-average fair value of options granted during the year
   (calculated as of the grant date)                                   $       3.15   $        2.93   $        2.41
Weighted-average exercise price of options exercised during
   the year                                                            $      22.44   $       18.02   $       15.57
Weighted-average exercise price of options outstanding
   (calculated as of December 31)                                      $      24.86   $       21.43   $       16.72
Range of exercise prices of options outstanding (calculated as of
   December 31)                                                        $18.06-24.86   $14.98-$23.80   $14.98-$23.75
Weighted-average contractual life of outstanding options (calculated
   as of December 31, in years)                                                 0.9             0.8             0.9

         The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2003, 2002 and 2001: risk-free interest rates of 1.27%, 1.70% and 2.47%;
dividend yields of 8.68%, 8.79% and 8.50%; volatility factors of the expected market price of the Company's common stock of 0.192, 0.179 and 0.185; and an expected life of each option of 1.13 years, respectively.

8. RETIREMENT AND TERMINATION BENEFITS

         During the fourth quarter of 2002, the Company recorded in general and administrative expenses an $11.8 million charge and established a $13.1 million severance and payroll tax liability relating to the retirement of one executive officer and the elimination of nine other officer and employee positions in several departments within the corporate office. The retirement and all other position eliminations were effective in the fourth quarter of 2002 except one whom the Company subsequently determined in 2003 to maintain as an employee resulting in a $23,000 adjustment to the liability. The liability at December 31, 2003 represents severance payments related to two officers that will be paid through the second quarter of 2004. The following table represents items included in the 2002 charge and liability as well as payments made related to the liability during the year ended December 31, 2003 (in millions).

                                                          Year Ended December 31,
                                                          ----------------------
(in millions)                                                2003        2002
--------------------------------------------------------  ----------  ----------
EXPENSE:
     Accelerated vesting of deferred compensation         $      0.0  $      8.7
     Severance, payroll taxes and related charges                0.0         2.6
     Project costs related to employees                          0.0         0.4
     Other                                                       0.0         0.1
                                                          ----------  ----------
     TOTAL EXPENSE                                        $      0.0  $     11.8

LIABILITY:
     Balance at beginning of year                         $     13.1  $      0.0
           Common stock redemption                               0.0        10.9
           Severance, payroll taxes and related charges          0.0         2.2
           Payments made during the year                       (12.9)        0.0
                                                          ----------  ----------
     BALANCE AT END OF YEAR                               $      0.2  $     13.1

9. DISCONTINUED OPERATIONS

         Effective January 1, 2002, FAS 144 required that the operations and gains or losses associated with sales of "components of an entity," as defined in the Statement, be reclassified and presented as discontinued operations. The Company generally has no plans to actively engage in the disposition of any specific real estate property or group of real estate properties, but does from time to time dispose of properties in the normal course of business.

         The Company adopted FAS 144 on January 1, 2002. When the Company initially applied the provisions of FAS 144 for the year ended December 31, 2002, it did not follow the discontinued operations presentation as required by FAS 144 for properties disposed of during the year as it did not believe the properties sold during the year met the definition of "components of an entity" as defined in the Statement. In January 2004, the Company concluded that the operations and gains or losses associated with real estate assets sold since December 31, 2001 were required to be presented as discontinued operations. Accordingly, the statement of income for the year ended December 31, 2003 has been presented in this manner and the statements of income for the years ended December 31, 2002 and 2001 have been reclassified for all real estate sales that have occurred since January 1, 2002. During 2002 and 2003, the Company disposed of 17 real estate properties, four properties with investments totaling $21.3 million were sold in 2003 and 13 with investment balances totaling $85.5 million were sold in 2002. The amounts reclassified to discontinued operations as result of these sales are as follows:

                                                         Year Ended December 31,
                                                    --------------------------------
(in thousands)                                        2003        2002        2001
-------------------------------------------------   --------    --------    --------
Master lease rental income                          $  2,676    $  6,101    $  7,680
Property operating income                                  8       2,113       4,663
Straight line rent                                        80         555         188
Interest and other income                                  0          12          57
                                                    --------    --------    --------
TOTAL REVENUES                                         2,764       8,781      12,588
General and administrative                                 0           0          (2)
Property operating expenses                               (8)     (1,261)     (2,343)
Depreciation                                            (343)     (1,879)     (2,607)
Amortization                                               0          (5)         (6)
                                                    --------    --------    --------
TOTAL EXPENSES                                          (351)     (3,145)     (4,958)
                                                    --------    --------    --------
INCOME FROM OPERATIONS OF DISCONTINUED COMPONENTS   $  2,413    $  5,636    $  7,630
Gain (loss) from discontinued operations              (1,109)      3,388           0
                                                    --------    --------    --------
TOTAL INCOME FROM DISCONTINUED OPERATIONS           $  1,304    $  9,024    $  7,630
                                                    ========    ========    ========

         Whenever future disposals of real estate properties occur, the operating results of the properties disposed will be reclassified to discontinued operations for all periods for which income statements are presented. Each future disposal will result in a change to the historical statements of income previously filed.

10. NET INCOME PER SHARE

         The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2003 (dollars in thousands, except per share data).

                                                                        Year Ended December 31,
                                                            --------------------------------------------
                                                                2003            2002            2001
                                                            ------------    ------------    ------------
WEIGHTED AVERAGE SHARES
     Average Shares Outstanding                               42,248,606      41,919,834      40,678,069
       Actual Restricted Stock Shares                         (1,119,324)       (945,302)       (837,784)
                                                            ------------    ------------    ------------
     Weighted Average Shares - Basic                          41,129,282      40,974,532      39,840,285
                                                            ============    ============    ============

     Weighted Average Shares - Basic                          41,129,282      40,974,532      39,840,285
       Restricted Shares - Treasury                              600,179         539,516         508,737
       Dilution for Employee Stock Purchase Plan                  50,627          92,020         114,136
                                                            ------------    ------------    ------------
     Weighted Average Shares - Diluted                        41,780,088      41,606,068      40,463,158
                                                            ============    ============    ============

EARNINGS PER COMMON SHARE
     Income from Continuing Operations                      $     69,203    $     61,067    $     72,257
       Preferred Stock Dividend                                        0          (5,559)         (6,656)
                                                            ------------    ------------    ------------
     Income from Continuing Operations                      $     69,203    $     55,508    $     65,601
     Discontinued Operations                                       1,304           9,024           7,630
                                                            ------------    ------------    ------------
     Net income                                             $     70,507    $     64,532    $     73,231
                                                            ============    ============    ============

     BASIC EARNINGS PER COMMON SHARE
       Income from Continuing Operations per common share   $       1.68    $       1.35    $       1.65
       Discontinued Operations per common share                     0.03            0.22            0.19
                                                            ------------    ------------    ------------
       Net income per common share                          $       1.71    $       1.57    $       1.84
                                                            ============    ============    ============

     DILUTED EARNINGS PER COMMON SHARE
       Income from Continuing Operations per common share   $       1.66    $       1.34    $       1.62
       Discontinued Operations per common share                     0.03            0.21            0.19
                                                            ------------    ------------    ------------
       Net income per common share                          $       1.69    $       1.55    $       1.81
                                                            ============    ============    ============

11. COMMITMENTS AND CONTINGENCIES

Construction in Progress

         As of December 31, 2003, the Company had a net investment of approximately $13.2 million in two build-to-suit developments in progress, which have a total remaining funding commitment of approximately $30.1 million. The Company has also announced that it will begin construction of another ancillary office building that should have a total funding commitment of approximately $21.8 million. Construction should begin on this building during the first quarter of 2004.

Operating Leases

         As of December 31, 2003, the Company was making payments under operating lease agreements relating to three office leases, two automobile leases, and ground leases related to 14 properties the Company owns. Rental expense relating to operating leases for the years ended December 31, 2003, 2002, and 2001 was $1.4 million, $1.5 million, and $0.6 million, respectively. The Company's future minimum lease payments for its operating leases as of December 31, 2003 are as follows (in thousands):

2004                  $  1,368
2005                     1,430
2006                     1,495
2007                     1,522
2008                     1,556
2009 and thereafter    124,961
                      --------
                      $132,332
                      ========

Legal Proceedings

         On October 9, 2003, HR Acquisition I Corporation (f/k/a Capstone Capital Corporation, "Capstone"), a wholly-owned affiliate of the Company, was served with the Third Amended Verified Complaint in a shareholder derivative suit which was originally filed on August 28, 2002 in the Jefferson County, Alabama Circuit Court by a shareholder of HealthSouth Corporation. The suit alleges that certain officers and directors of HealthSouth, who were also officers and directors of Capstone, sold real estate properties from HealthSouth to Capstone and then leased the properties back to HealthSouth at artificially high values, in violation of their fiduciary obligations to HealthSouth. The Company acquired Capstone in a merger transaction in October, 1998. None of the Capstone officers and directors remained in their positions following the Company's acquisition of Capstone. The complaint seeks an accounting and disgorgement of monies obtained by the allegedly wrongful conduct and other unspecified damages. The Company does not believe that these claims have merit and has filed a motion to dismiss the case asserting various defenses, including the statute of limitations.

         The Company is not aware of any other pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company's financial condition or results of operations.

12. OTHER DATA (UNAUDITED)

Taxable Income

         The Company has elected to be taxed as a REIT, as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders.

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

         The following table reconciles the Company's consolidated net income to taxable income for the three years ended December 31, 2003 (dollars in thousands).

                                                          Year Ended December 31,
                                                     --------------------------------
                                                       2003        2002        2001
                                                     --------    --------    --------
Net income                                           $ 70,507    $ 70,091    $ 79,887

 Depreciation and amortization (1)                     43,589      39,713      41,126
 Depreciation and amortization (2)                    (35,775)    (33,796)    (33,625)
 Gain or loss on disposition of depreciable assets         83      12,473         767
 Straight line rent                                    (2,634)     (3,143)     (5,749)
 Other                                                (15,322)     12,310         802
                                                     --------    --------    --------
                                                      (10,059)     27,557       3,321
                                                     --------    --------    --------
Taxable income (3)                                   $ 60,448    $ 97,648    $ 83,208
                                                     ========    ========    ========

(1)      Per books

(2)      Tax basis

(3)      Before REIT dividend paid deduction

Return of Capital

         Distributions in excess of earnings and profits generally constitute a return of capital. For the years ended December 31, 2003, 2002 and 2001, dividends paid per share of common stock were $2.47, $2.39 and $2.31, respectively, which consisted of ordinary income per share of $1.50, $2.00 and $1.95, return of capital per share of $0.97, $0.05 and $0.36 respectively, and capital gain per share of $0.00, $0.34, and $0.00, respectively. The Company redeemed all outstanding shares of its preferred stock in September 2002. For the years ended December 31, 2002 and 2001, dividends paid per share of preferred stock were $1.85 and $2.22, respectively, which consisted of ordinary income per share of $1.60 and $2.22 and capital gain per share of $0.25 and $0.00, respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value at December 31, 2003 and 2002 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses at December 31, 2003 and 2002, based on the Company's current interest rates for similar types of borrowing arrangements. The carrying amount of the Company's notes and bonds payable at December 31, 2003 and 2002 was approximately $26.5 million and $42.8 million less than the fair value, respectively. The carrying amount of the Company's mortgage notes receivable at December 31, 2003 and 2002 was approximately $13.2 million and $13.4 million less than the fair value, respectively.

14. SUBSEQUENT EVENTS

         On January 27, 2004, the Company declared an increase in its quarterly common stock dividend from $0.625 per share ($2.50 annualized) to $0.63 per share ($2.52 annualized) payable on March 4, 2004 to shareholders of record on February 13, 2004.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Quarterly financial information for the years ended December 31, 2003 and 2002 is summarized below. The quarterly financial information for each quarter of 2002 and the first three quarters of 2003 have been restated to show the effect of the application of FAS 144.

                                                           Quarter Ended
                                        ----------------------------------------------------
(In thousands, except per share data)     March 31      June 30   September 30   December 31
-------------------------------------   ----------   ----------   ------------   -----------
2003
Total revenue                           $   47,021   $   46,975    $   48,076    $   49,925
                                        ----------   ----------    ----------    ----------
Income from continuing operations       $   18,104   $   16,403    $   17,429    $   17,267
                                        ----------   ----------    ----------    ----------
Discontinued operations                 $      464   $    1,231    $       20    $     (411)
                                        ----------   ----------    ----------    ----------
Net income                              $   18,568   $   17,634    $   17,449    $   16,856
                                        ----------   ----------    ----------    ----------
Income from continuing operations per
     common share - Basic               $     0.44   $     0.40    $     0.43    $     0.41
                                        ----------   ----------    ----------    ----------
Discontinued operations per
     common share - Basic               $     0.01   $     0.03    $     0.00    $    (0.01)
                                        ----------   ----------    ----------    ----------
Net income per common share - Basic     $     0.45   $     0.43    $     0.43    $     0.40
                                        ----------   ----------    ----------    ----------
Income from continuing operations per
     common share - Diluted             $     0.44   $     0.39    $     0.42    $     0.41
                                        ----------   ----------    ----------    ----------
Discontinued operations per
     common share - Diluted             $     0.01   $     0.03    $     0.00    $    (0.01)
                                        ----------   ----------    ----------    ----------
Net income per common share - Diluted   $     0.45   $     0.42    $     0.42    $     0.40
                                        ----------   ----------    ----------    ----------
2002
Total revenue                           $   46,545   $   45,802    $   47,561    $   45,838
                                        ----------   ----------    ----------    ----------
Income from continuing operations       $   18,248   $   17,701    $   18,821    $    6,297
                                        ----------   ----------    ----------    ----------
Discontinued operations                 $    1,600   $    4,554    $    1,669    $    1,201
                                        ----------   ----------    ----------    ----------
Net income                              $   19,848   $   22,255    $   20,490    $    7,498
                                        ----------   ----------    ----------    ----------
Income from continuing operations per
     common share - Basic               $     0.41   $     0.39    $     0.40    $     0.15
                                        ----------   ----------    ----------    ----------
Discontinued operations per
     common share - Basic               $     0.04   $     0.11    $     0.04    $     0.03
                                        ----------   ----------    ----------    ----------
Net income per common share - Basic     $     0.45   $     0.50    $     0.44    $     0.18
                                        ----------   ----------    ----------    ----------
Income from continuing operations per
     common share  - Diluted            $     0.40   $     0.39    $     0.40    $     0.15
                                        ----------   ----------    ----------    ----------
Discontinued operations per
     common share - Diluted             $     0.04   $     0.11    $     0.03    $     0.03
                                        ----------   ----------    ----------    ----------
Net income per common share - Diluted   $     0.44   $     0.50    $     0.43    $     0.18
                                        ----------   ----------    ----------    ----------