Form 10-K, Exhibit 13
period 2005-12-31
HEALTHCARE REALTY TRUST INC
filed 2006-03-07
CIK 899749

EXHIBIT 13
SELECTED FINANCIAL INFORMATION
     The following table sets forth financial information for the Company, which is derived from the Consolidated Financial Statements of the Company (dollars in thousands, except per share data):

	Years Ended December 31,
	2005	2004(1)	2003(1)	2002(1)	2001(1)
Statement of Income Data:
Total revenues	$254,536	$222,714	$173,656	$163,895	$161,714
Interest expense	$48,969	$43,899	$34,419	$34,028	$37,954
Income from continuing operations	$37,143	$42,186	$44,970	$39,932	$52,182
Discontinued operations	$15,525	$13,347	$15,432	$22,451	$22,157
Net income	$52,668	$55,533	$60,402	$62,383	$74,339
Income from continuing operations per common share — Basic	$0.80	$0.97	$1.09	$0.85	$1.14
Discontinued operations per common share — Basic	$0.33	$0.30	$0.38	$0.55	$0.56
Net income per common share — Basic	$1.13	$1.27	$1.47	$1.40	$1.70
Income from continuing operations per common share — Diluted	$0.78	$0.94	$1.07	$0.83	$1.12
Discontinued operations per common share — Diluted	$0.33	$0.30	$0.37	$0.54	$0.55
Net income per common share — Diluted	$1.11	$1.24	$1.44	$1.37	$1.67
Weighted average common shares outstanding — Basic	46,465,215	43,706,528	41,142,619	40,701,516	39,849,734
Weighted average common shares outstanding — Diluted	47,406,798	44,627,475	41,840,188	41,487,780	40,608,681
Balance Sheet Data (as of the end of the period):
Real estate properties, net	$1,517,247	$1,562,794	$1,331,323	$1,287,113	$1,361,008
Assets held for sale	$21,415	$61,246	$0	$0	$0
Total assets	$1,747,652	$1,750,810	$1,501,802	$1,473,806	$1,546,931
Notes and bonds payable	$778,446	$719,264	$590,281	$545,063	$505,222
Total stockholders’ equity	$912,468	$980,616	$876,130	$891,452	$1,002,609
Other Data:
Funds from operations — Basic(2)	$107,943	$110,172	$103,716	$94,261	$106,513
Funds from operations — Diluted(2)	$107,943	$110,172	$103,716	$94,261	$106,513
Funds from operations per common share — Basic(2)	$2.32	$2.52	$2.52	$2.32	$2.67
Funds from operations per common share — Diluted(2)	$2.28	$2.47	$2.48	$2.27	$2.62
Dividends declared and paid per common share	$2.63	$2.55	$2.47	$2.39	$2.31

(1)	The years ended December 31, 2004, 2003, 2002 and 2001 are restated for discontinued operations presentation. See Note 1 for more details on the Company’s discontinued operations at December 31, 2005.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of Funds From Operations (“FFO”), including why the Company presents FFO and a reconciliation of FFO to net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
OVERVIEW
     Business Overview
          Healthcare Realty Trust Incorporated (the “Company”) operates under the Internal Revenue Code of 1986, as amended (the “Code”), as an indefinite life real estate investment trust (“REIT”). The Company, a self-managed and self-administered REIT, integrates owning, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. Management believes that by providing related real estate services, the Company can differentiate its competitive market position, expand its asset base and increase revenues over time.
          Substantially all of the Company’s revenues are derived from rentals on its healthcare real estate properties, from interest earned on mortgage loans, and from revenues from the consolidation of variable interest entities (“VIEs”) related to the operations of six senior living facilities owned by the Company. See Note 1 to the Consolidated Financial Statements regarding these VIEs. The Company typically incurs operating and administrative expenses, including compensation, office rental and other related occupancy costs, as well as various expenses incurred in connection with managing its existing portfolio and acquiring additional properties. The Company also incurs interest expense on its various debt instruments and depreciation and amortization expense on its real estate portfolio.
     Executive Overview
          The Company continues to be well-positioned in its capital structure and liquidity by maintaining a conservative debt-to-book capitalization ratio, by maintaining capacity on its unsecured credit facility, and by continuing to review and restructure maturities on its debt commitments (82% of the Company’s principal debt balances were due after 2010 as of December 31, 2005). As discussed in Note 7 to the Consolidated Financial Statements, in January 2006, the Company replaced its $300.0 million unsecured credit facility due 2006 with a new $400.0 million unsecured credit facility due 2009. Under the new unsecured credit facility due 2009, the Company had $69.0 million outstanding and had borrowing capacity remaining of $331.0 million, as of January 31, 2006.
          Since the Company’s inception, it has been selective about the properties it acquires and develops. Management believes that by selecting conservative, long-term investments with financially-stable healthcare providers, the Company will enhance its prospects for long-term stability and maintenance of its dividend to shareholders. The Company’s portfolio, diversified by facility type, geography, and tenant concentration, helps mitigate its exposure to changing economic conditions and tenant and sponsor credit risks.
          In the current market for medical office buildings, low capitalization rates and minimally accretive investment returns have limited the Company’s growth from new investments. Historically low interest rates and highly leveraged financial buyers have increased competition for medical office properties. Several health systems have offered large portfolios of properties for sale, seeking to capitalize on the competition that has increased acquisition prices, though the Company has seen a decrease in these large portfolio offerings throughout 2005. With the relatively low investment returns on these offerings and the continuation of a low capitalization rate market, the Company’s acquisition activity for 2005 was focused more on the senior living sector where it believes capitalization rates have been higher.
          Management believes higher long-term yields on medical office investments can be generated through new development. As such, the Company continues its discussions with healthcare systems on several development projects, is currently in the process of developing two medical office buildings and expects to begin development of two additional medical office buildings during 2006. Completion dates on the Company’s current and expected development projects range from mid-2007 through late 2008.
          The Company declares and pays within each quarter a dividend based on the results of the previous quarter’s earnings. Although the Company had historically increased its dividend each quarter, it decided to maintain the quarterly dividend declared attributable to the third and fourth quarters of 2005 at the same level as the second quarter of 2005. The Company will determine future dividends based upon cash generated by operating activities, the Company’s financial condition, relevant financing instruments, capital requirements, annual distribution requirements under the REIT provisions of the Code, and other such factors deemed relevant.
TRENDS AND MATTERS IMPACTING OPERATING RESULTS
          Management monitors factors and trends important to the Company and REIT industry in order to gauge the potential impact on the operations of the Company. Discussed below are some of the factors and trends that management believes may impact future operations of the Company.
     Acquisitions
          During 2005, the Company acquired approximately $128.4 million of real estate properties and mortgages, assumed $9.3 million in debt related to the acquisitions, and invested $11.1 million in a limited liability company which acquired three medical office buildings. The Company expects to acquire approximately $100 million to $150 million in real estate properties and mortgage notes receivable during 2006.
     Dispositions
          During 2005, the Company disposed of approximately $139.2 million of real estate properties and had $4.1 million in mortgage notes receivable repayments. Most of these dispositions were related to purchase options exercised by tenants under leases with the Company. The Company believes that the exercise of the purchase options during 2005 was largely a function of the historically low interest rate environment. Most of these operators or sponsors replaced higher rate lease or support obligations to the Company with lower rate mortgage debt.
          The Company has received notice from one lessee and one sponsor under a property operating agreement of their intent to purchase real estate properties totaling $26.1 million from the Company during 2006 and has received notice from one operator of its intent to prepay a $12.4 million mortgage note receivable owed to the Company during 2006. The Company cannot accurately predict whether additional purchase options will be exercised, but the Company does not anticipate the level of purchase option exercises during 2006 to be as high as in 2005. For a more detailed discussion of purchase options, see Note 3 to the Consolidated Financial Statements.

     Investment Trends
          As of December 31, 2005, approximately 53% of the Company’s real estate investments consisted of properties currently leased to unaffiliated lessees pursuant to long-term net lease agreements or subject to financial support agreements with the healthcare sponsors that provide guarantees of the return on the Company’s investment in the properties. Approximately 40% of the Company’s real estate investments are multi-tenanted properties with shorter-term occupancy leases, but without other financial support agreements. The Company’s recent medical office real estate acquisitions have not included master lease or financial support arrangements with the health systems on whose campuses the acquired properties are located. The income from these recent investments is derived solely from rents paid by the occupying tenants, which include physician practices and hospital operations. The Company expects its future medical office investments to follow this trend, which the Company believes gives it greater opportunity to manage long-term revenue growth. During 2005, the Company completed construction of a $21.8 million medical office building in Irving, Texas, and invested $11.1 million in a limited liability company, which acquired three medical office buildings. In addition to its medical office investments, the Company also continues to see investment opportunities in the senior living sector of the healthcare industry. During 2005, the Company acquired $56.4 million of real estate properties, pursuant to long-term net lease agreements, and $72.0 million of mortgages in the senior living sector. The Company will continue to acquire senior living properties or invest in mortgage loans secured by senior living properties.
     Discontinued Operations
          As discussed in more detail in Note 1 to the Consolidated Financial Statements, Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, which has significantly impacted REITs, requires that the Company present all significant real estate disposals as discontinued operations. As a result, each time the Company disposes of a significant real estate asset, the results of operations from that asset are classified as discontinued operations for the current period, and all prior periods presented are restated to conform to the current period presentation. Readers of the Company’s Consolidated Financial Statements should be aware that each future disposal will result in a change to the presentation of the Company’s operations in the historical Consolidated Statements of Income as previously filed. Such reclassifications to the Consolidated Statements of Income will have no impact on previously reported net income.
     Amortization of In-Place Leases
          As discussed in Application of Critical Accounting Policies and in Note 1 to the Company’s Consolidated Financial Statements, when a building is acquired with in-place leases, SFAS No. 141, “Business Combinations,” requires that the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill or customer relationship assets. The value of above- or below-market in-place leases is amortized against rental income or property operating expense over the average remaining term of the leases in-place upon acquisition, which is typically a shorter period than the ordinary depreciation period for the building. The value of at-market in-place leases is amortized and reflected in amortization expense in the Company’s Consolidated Statements of Income. For the lease intangibles in place as of December 31, 2005, the remaining lives of the in-place leases ranged from 1 to 89 months. As the acquisition volume of in-place leases increases, the related amortization will increase. As these lease intangibles begin to fully amortize, the amount of amortization expense could decrease significantly from year to year.
     Variable Interest Entities
          Included in the Company’s Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 are the assets, liabilities and results of operations of VIEs related to six senior living properties owned by the Company, pursuant to the provisions of FASB Interpretation (“FIN”) No. 46R, “Consolidation of Variable Interest Entities.” The Company has lease and loan arrangements with each of these VIEs. Upon consolidation of these VIEs, rental income, notes receivable and related interest income recorded by the Company are eliminated against the offsetting amounts on the VIEs’ financial statements consolidated by the Company. As such, the Company’s results of operations reflect the operations of the VIEs rather than the lease and note agreements in place with the operators.
          If circumstances dictate, the structure of future transactions with operators could create additional VIEs, which could result in consolidation of the VIEs’ results of operations.
FUNDS FROM OPERATIONS
          Funds from Operations (“FFO”) and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT’s operating performance equal to “net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.”
          As required by SFAS No. 144, the Company must assess the potential for impairment of its long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the net carrying value might not be fully recoverable. The Company recorded impairment charges of $0.7 million, $1.2 million, and $0, respectively, for the years ended December 31, 2005, 2004 and 2003. The impairment charges in 2005 and 2004 were recorded upon the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables. In 2003, the Securities and Exchange Commission issued a statement that impairment charges could not be added back to net income in calculating FFO. As such, the $0.7 million and the $1.2 million impairment charges recognized in 2005 and 2004, respectively, related to the dispositions of real estate assets, negatively impacted FFO. Impairment charges will be recognized from time to time and will negatively impact FFO.
          Management uses FFO and FFO per share to compare and evaluate its own operating results from period to period, and to monitor the operating results of the Company’s peers in the REIT industry. The Company reports FFO and FFO per share because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs.
          However, FFO does not represent cash generated from operating activities determined in accordance with accounting principles generally accepted in the United States of America and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flow from operating activities as a measure of liquidity.
     The table below reconciles FFO to net income for the three years ended December 31, 2005.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2005	2004	2003
Net income	$52,668	$55,533	$60,402
Net (gain) loss on sales of real estate properties, excluding impairments	(7,483)	0	1,109
Real estate depreciation and amortization	62,758	54,639	42,205

Total adjustments	55,275	54,639	43,314

Funds From Operations — Basic and Diluted	$107,943	$110,172	$103,716

Weighted average common shares outstanding — Basic	46,465,215	43,706,528	41,142,619
Weighted average common shares outstanding — Diluted	47,406,798	44,627,475	41,840,188

Funds From Operations Per Common Share — Basic	$2.32	$2.52	$2.52

Funds From Operations Per Common Share — Diluted	$2.28	$2.47	$2.48

RESULTS OF OPERATIONS
     2005 Compared to 2004
          As discussed in Application of Critical Accounting Policies to Accounting Estimates and in Note 1 to the Consolidated Financial Statements, when acquiring a real estate property, the Company allocates a portion of the purchase price to lease intangibles in-place upon acquisition as well as to the building. The lease intangibles are amortized over the weighted average remaining lives of the leases in-place upon acquisition, which is generally a much shorter life than the depreciation on the building asset. A majority of the Company’s lease intangibles were related to the real estate acquired during 2004. As such, a full year of amortization related to lease intangibles was not realized until 2005. Amortization of the lease intangibles was $12.3 million in 2005 compared to $8.2 million in 2004, thereby significantly reducing net income for 2005.
          For the year ended December 31, 2005, net income was $52.7 million, or $1.13 per basic common share ($1.11 per diluted common share), on total revenues from continuing operations of $254.5 million compared to net income of $55.5 million, or $1.27 per basic common share ($1.24 per diluted common share), on total revenues from continuing operations of $222.7 million for the year ended December 31, 2004. FFO was $107.9 million, or $2.32 per basic common share ($2.28 per diluted common share), for the year ended December 31, 2005 compared to $110.2 million, or $2.52 per basic common share ($2.47 per diluted common share), in 2004.

			Change
(Dollars in thousands)	2005	2004	$	%
REVENUES
Master lease rental income	$73,444	$69,928	$3,516	5.0%
Property operating income	135,375	108,806	26,569	24.4%
Straight-line rent	259	1,487	(1,228)	-82.6%
Mortgage interest income	9,103	8,766	337	3.8%
Other operating income	36,355	33,727	2,628	7.8%

	254,536	222,714	31,822	14.3%
EXPENSES
General and administrative	16,090	13,687	2,403	17.6%
Property operating expenses	72,841	57,360	15,481	27.0%
Other operating expenses	15,937	14,517	1,420	9.8%
Bad debt expense	1,308	(212)	1,520	717.0%
Interest	48,969	43,899	5,070	11.5%
Depreciation	50,058	43,122	6,936	16.1%
Amortization	12,190	8,155	4,035	49.5%

	217,393	180,528	36,865	20.4%

Income from continuing operations	37,143	42,186	(5,043)	-12.0%
Discontinued operations:
Net income from discontinued operations	8,755	14,557	(5,802)	-39.9%
Gain (loss) on sale of real estate properties and (impairments), net	6,770	(1,210)	7,980	659.5%

	15,525	13,347	2,178	16.3%

Net income	$52,668	$55,533	$(2,865)	-5.2%

          Total revenues from continuing operations for the year ended December 31, 2005 increased $31.8 million, or 14.3%, compared to 2004 for primarily the following reasons:
–	Master lease rental income increased $3.5 million, or 5.0%, from 2004 to 2005. During 2005, the Company acquired $56.4 million of real estate properties pursuant to master lease agreements resulting in additional master lease rental income in 2005 of approximately $3.7 million.

–	Property operating income increased $26.6 million, or 24.4%, from 2004 to 2005. During 2004, the Company acquired 38 medical office buildings, and three buildings that were previously under construction commenced operations in 2005 and 2004, resulting in an aggregate increase in rental income from 2004 to 2005 of approximately $25.8 million.

–	Straight-line rent decreased $1.2 million, or 82.6%, from 2004 to 2005 due mainly to the restructuring of three leases with an operator, resulting in a reversal of the straight-line rent receivable and the elimination of future straight-line rental income on those leases.

–	Other operating income increased $2.6 million, or 7.8%, due mainly to a $2.2 million increase in the operating income of the VIEs consolidated in the Consolidated Financial Statements of the Company. The increase in revenues of the VIE facilities was due mainly to an improvement in the payor mix at the facilities. Also, the state in which two of the facilities are located implemented a Medicaid rate reduction in 2003 that was repealed in 2005, thereby increasing Medicaid revenues for 2005.
        Total expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004 increased $36.9 million, or 20.4%, for primarily the following reasons:
–	General and administrative expenses increased $2.4 million, or 17.6%, for 2005 compared to 2004 due mainly to increases in compensation and related benefits of approximately $1.4 million related primarily to severance costs ($0.8 million), new employees and annual salary increases ($0.6 million), as well as approximately $0.9 million in additional auditing and legal expenses related to the delayed filing of the Company’s 2004 Annual Report on Form 10-K.

–	Property operating expenses increased $15.5 million, or 27.0%, from 2004 to 2005. During 2004, the Company acquired 38 medical office buildings, and three buildings that were previously under construction commenced operations in 2005 and 2004, resulting in an aggregate increase in property operating expenses from 2004 to 2005 of approximately $14.3 million. Also, in December 2005, the Company settled a partner/lessee dispute related to the allocation of prior distributions in a partnership in which the Company is the general partner. As part of that settlement, the Company recorded a $1.0 million charge. See Note 12 to the Consolidated Financial Statements for a more detailed discussion.

–	Other operating expenses increased $1.4 million, or 9.8%, for 2005 compared to 2004 due to increases in property operating expenses of VIEs that are consolidated in the Consolidated Financial Statements of the Company. The increase in expenses of the VIE facilities was due mainly to increased Medicare census in the VIE facilities’ service areas, which generally results in more labor intensive services.

–	Bad debt expense increased $1.5 million, or 717.0%, from 2004 to 2005. In 2005, the Company recorded a $1.2 million bad debt provision, net of recoveries, related to a troubled debt restructuring. See Note 5 to the Consolidated Financial Statements for more details on this transaction.

–	Interest expense increased $5.1 million, or 11.5%, for 2005 compared to 2004. Interest expense increased $3.8 million due to the issuance of the $300.0 million senior notes due 2014 in March 2004. Also, due to increases in interest rates during 2004 and 2005, the benefits the Company was experiencing on its interest rate swaps deteriorated, resulting in an increase to interest expense of $2.7 million. Further, interest expense increased $0.4 million due to the acquisition of two mortgage notes payable related to the properties acquired in South Carolina in 2005. These increases were partially offset by a decrease in interest expense of $1.9 million due to the $20.3 million principal payments in each of the years 2004 and 2005 on the $70.0 million senior notes due 2006.

–	Depreciation and amortization expense increased $11.0 million, or 21.4%, from 2004 to 2005. During 2005 and 2004, the Company acquired 50 real estate properties, and four properties that were previously under construction commenced operations, resulting in an increase to depreciation expense of approximately $4.8 million. Further, as discussed above and in Note 1 to the Consolidated Financial Statements, when acquiring a real estate property, the Company must allocate a portion of the purchase price to lease intangibles in-place upon acquisition as well as to the building. The lease intangibles are amortized over the weighted average remaining lives of the leases in place upon acquisition, which is generally a much shorter life than the depreciation on the building asset. The lease intangible amortization expense increased $4.1 million from 2004 to 2005. Finally, in 2005, the Company recorded a $1.9 million charge resulting from damages to three of the Company’s buildings caused by two of the hurricanes that struck the Gulf Coast region in 2005. See Note 12 to the Consolidated Financial Statements for more detail on the 2005 hurricane effects.
          Income from discontinued operations totaled $15.5 million and $13.3 million for the years ended December 31, 2005 and 2004, respectively, which includes the results of operations and gains, losses, and impairments related to property disposals during 2005 and 2004, as well as, from assets classified as held for sale. The Company disposed of 17 properties during 2005 and classified three properties as held for sale as of December 31, 2005 and disposed of two properties during 2004 and classified 10 properties as held for sale as of December 31, 2004, all of which were subsequently sold in 2005.
     2004 Compared to 2003
          As discussed in Application of Critical Accounting Policies to Accounting Estimates and in Note 1 to the Consolidated Financial Statements, when acquiring a real estate property, the Company allocates a portion of the purchase price to lease intangibles in-place upon acquisition as well as to the building. The lease intangibles are amortized over the weighted average remaining lives of the leases in-place upon acquisition, which is generally a much shorter life than the depreciation on the building asset. A majority of the Company’s lease intangibles were related to the real estate acquisitions during 2004. As such, amortization related to lease intangibles increased significantly from 2003 to 2004, from $1.3 million in 2003 to $8.2 million in 2004, thereby significantly reducing net income for 2004.
          For the year ended December 31, 2004, net income was $55.5 million, or $1.27 per basic common share ($1.24 per diluted common share), on total revenues from continuing operations of $222.7 million compared to net income of $60.4 million, or $1.47 per basic common share ($1.44 per diluted common share), on total revenues from continuing operations of $173.7 million for the year ended December 31, 2003. FFO was $110.2 million, or $2.52 per basic common share ($2.47 per diluted common share), for the year ended December 31, 2004 compared to $103.7 million, or $2.52 per basic common share ($2.48 per diluted common share), in 2003.

			Change
(Dollars in thousands)	2004	2003	$	%
REVENUES
Master lease rental income	$69,928	$68,967	$961	1.4%
Property operating income	108,806	71,029	37,777	53.2%
Straight-line rent	1,487	1,835	(348)	-19.0%
Mortgage interest income	8,766	10,441	(1,675)	-16.0%
Other operating income	33,727	21,384	12,343	57.7%

	222,714	173,656	49,058	28.3%
EXPENSES
General and administrative	13,687	11,820	1,867	15.8%
Property operating expenses	57,360	34,081	23,279	68.3%
Other operating expenses	14,517	9,265	5,252	56.7%
Bad debt expense	(212)	627	(839)	-133.8%
Interest	43,899	34,419	9,480	27.5%
Depreciation	43,122	37,159	5,963	16.0%
Amortization	8,155	1,315	6,840	520.2%

	180,528	128,686	51,842	40.3%

Income from continuing operations	42,186	44,970	(2,784)	-6.2%
Discontinued operations:
Net income from discontinued operations	14,557	16,541	(1,984)	-12.0%
Gain (loss) on sale of real estate properties and (impairments), net	(1,210)	(1,109)	(101)	-9.1%

	13,347	15,432	(2,085)	-13.5%

Net income	$55,533	$60,402	$(4,869)	-8.1%

          Total revenues from continuing operations for the year ended December 31, 2004 increased $49.1 million, or 28.3%, compared to 2003 for primarily the following reasons:
–	Property operating income increased $37.8 million, or 53.2%, due mainly to the acquisition of 45 revenue-producing properties under property management during 2004 and 2003 and the commencement of operations during 2004 and 2003 of four properties that were previously under construction, resulting in an increase to rental income of approximately $37.4 million from 2003 to 2004.

–	Mortgage interest income decreased $1.7 million, or 16.0%, for 2004 compared to 2003 due mainly to the repayment or foreclosure (or transfers in lieu of foreclosure) of 18 mortgages during 2004 and 2003, resulting in a decrease to mortgage interest income of approximately $3.1 million, offset partially by the acquisition of three new mortgages during 2004 and 2003, resulting in additional interest income of approximately $1.4 million.

–	Other operating income increased $12.3 million, or 57.7%, due mainly to shortfall income recognized under the provisions of property operating agreements and operating income of VIEs that are consolidated in the Consolidated Financial Statements of the Company. The shortfall income included in other operating income totaled $14.7 million and $10.1 million, respectively, for the years ended December 31, 2004 and 2003. See Note 1 to the Consolidated Financial Statements for a more detailed discussion of property operating agreements. The operating income of the six VIEs that are consolidated in the Consolidated Financial Statements of the Company was $15.4 million in 2004 compared to $7.8 million in 2003. The Company began consolidating the six VIEs during 2003; therefore, income for 2003 does not include a full year’s income for the VIEs.
          Total expenses for the year ended December 31, 2004 compared to the year ended December 31, 2003 increased $51.8 million, or 40.3%, for primarily the following reasons:
–	General and administrative expenses increased $1.9 million, or 15.8%, for 2004 compared to 2003 due mainly to increases in compensation and related benefits of approximately $1.0 million related primarily to new employees as well as annual salary increases, increases in state franchise taxes of approximately $0.5 million related to new properties acquired in 2003 and 2004, and increases of approximately $0.8 million in audit and other fees related to the Company’s compliance efforts with Sarbanes-Oxley Section 404 reporting for the year ended December 31, 2004.

–	Property operating expenses increased $23.3 million, or 68.3%, due mainly to the acquisition of 45 revenue-producing properties under property management during 2004 and 2003 and the commencement of operations during 2004 and 2003 of four properties that were previously under construction, resulting in an increase to property operating expenses of approximately $22.2 million from 2003 to 2004.

–	Other operating expenses increased $5.3 million, or 56.7%, for 2004 compared to 2003 due to increases in property operating expenses of VIEs that are consolidated in the Consolidated Financial Statements of the Company. The Company began consolidating the six VIEs during 2003; therefore, expenses for 2003 do not include a full year’s expense for the VIEs.

–	Interest expense increased $9.5 million, or 27.5%, for 2004 compared to 2003. Interest expense increased $11.9 million due to the issuance of the $300.0 million senior notes due 2014 in March 2004. Also, due to increases in interest rates during 2003 and 2004 and an increase in the spread over LIBOR from restructuring the interest rate swaps in March 2003, the interest rate swaps caused a $1.6 million increase to interest expense. These increases were partially offset by a decrease in interest expense of $1.4 million from the $20.3 million payment in 2004 on the $70.0 million senior notes due 2006, a $1.1 million decrease in interest expense related to the repayment of three mortgage notes payable in 2003, and $1.1 million in additional interest expense capitalized to development projects in 2004 compared to 2003.

–	Depreciation and amortization expense increased $12.8 million, or 33.3%, due mainly to the acquisition of 50 revenue- producing properties during 2004 and 2003 and the commencement of operations during 2004 and 2003 of four properties that were previously under construction, resulting in additional depreciation expense of approximately $5.2 million. Also, during 2004 and 2003, the Company had foreclosures (or transfers in lieu of foreclosures) on four properties, resulting in additional depreciation expense of approximately $0.2 million. Further, as discussed above and in Note 1 to the Consolidated Financial Statements, when acquiring a real estate property, the Company must allocate a portion of the purchase price to lease intangibles in-place upon acquisition as well as to the building. The lease intangibles are amortized over the weighted average remaining lives of the leases in place upon acquisition, which is generally a much shorter life than the depreciation on the building asset. The lease intangible amortization expense increased $6.9 million from 2003 to 2004.

          Income from discontinued operations totaled $13.3 million and $15.4 million for the years ended December 31, 2004 and 2003, respectively, which includes the results of operations and gains, losses, and impairments related to property disposals during 2004 and 2003, as well as from assets classified as held for sale. The Company disposed of four properties during 2003, sold two properties during 2004, and classified 10 properties as held for sale as of December 31, 2004, which were subsequently sold in 2005.
LIQUIDITY AND CAPITAL RESOURCES
     Key Indicators
          The Company monitors its liquidity and capital resources and relies on several key indicators, in its assessment of capital markets to ensure funds are available for acquisitions and other operating activities as needed, including the following:
–	Debt metrics;

–	Dividend payout percentage;

–	Interest rates, underlying treasury rates, debt market spreads and equity markets.
          The Company uses these indicators and others to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention.
     Contractual Obligations
          The Company monitors its contractual obligations to ensure funds are available to meet obligations when due. The following table represents the Company’s long-term contractual obligations for which the Company is making payments as of December 31, 2005, which includes interest payments due. The Company had no long-term capital lease or purchase obligations as of December 31, 2005.

	Payments due by period
		Less than 1	1 — 3	3 — 5	More than 5
(Dollars in thousands)	Total	year	years	years	years
Long-term debt obligations (5)	$1,074,243	$152,838	$98,235	$98,229	$724,941
Operating lease commitments (1)	252,219	3,189	6,505	6,717	235,808
Construction in progress (2)	62,080	14,991	47,089	0	0
Tenant improvements (3)	8,487	8,487	0	0	0
Note agreements with VIEs (4)	2,870	2,870	0	0	0

Total Contractual Obligations	$1,399,899	$182,375	$151,829	$104,946	$960,749

(1)	Includes primarily two office leases and ground leases related to 34 real estate investments for which the Company is currently making payments.

(2)	Includes commitments remaining on the construction of two buildings. The payments due by period is estimated based on cash funding projections of each project. Subsequent to December 31, 2005, the Company entered into an agreement to develop a medical office building in Texas, has committed $30.6 million for the development project and anticipates completion of the project in the second quarter of 2007.

(3)	Includes tenant improvement allowance obligations remaining on eight properties constructed by the Company. The Company has assumed that these obligations will be funded during 2006 in the table above.

(4)	The Company also has contractual obligations to fund amounts under various note agreements with VIEs not consolidated in the Company’s Consolidated Financial Statements. As of December 31, 2005, the Company had remaining funding commitments totaling $2.9 million with funding expiration dates through 2010. As the Company cannot determine if and when these funding commitments may be called upon, the entire amount of $2.9 million has been included in the less than one year caption.

(5)	The amounts shown include estimated interest, but exclude the fair value of the interest rate swaps of $5.6 million, the premium on the Senior Notes due 2011 of $12.2 million, and the discount on the Senior Notes due 2014 of $1.3 million which are included in notes and bonds payable on the Company’s Consolidated Balance Sheet as of December 31, 2005. The Company’s long-term debt principal obligations are presented in more detail in the table below:

	Principal	Principal		Contractual
	Balance At	Balance At	Maturity	Interest Rates	Interest	Principal
(Dollars in millions)	12/31/05	12/31/04	Date	12/31/05	Payments	Payments
Unsecured credit facility due 2006 (1)	$73.0	$9.0	10/06	LIBOR + 1.10%	Quarterly	At maturity
Senior notes due 2006	29.4	49.7	4/06	9.49%	Semi-Annual	At maturity
Senior notes due 2011	300.0	300.0	5/11	8.125%	Semi-Annual	At maturity
Senior notes due 2014	300.0	300.0	4/14	5.125%	Semi-Annual	At maturity
Mortgage notes payable	70.7	50.2	5/11-7/26	5.49%-8.50%	Monthly	Monthly
Other note payable	—	1.2	7/05	7.53%	Semi-Annual	Semi-Annual

	$773.1	$710.1

(1)	The Company incurred an annual facility fee of 0.35% on the unsecured credit facility due 2006 commitment. In January 2006, the $300.0 million unsecured credit facility due 2006 was replaced with a new $400.0 million unsecured credit facility due 2009. See Note 7 to the Consolidated Financial Statements.
          On January 25, 2006, the Company replaced its existing $300.0 million Unsecured Credit Facility due 2006 with a new $400.0 million unsecured credit facility (the “Unsecured Credit Facility due 2009”) due in January 2009. The Unsecured Credit Facility due 2009 was entered into with a syndicate of 12 banks, and at the Company’s option, may be increased to $650.0 million during the first two years, subject to the arrangement of additional commitments, and may be extended one additional year. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swingline loans and competitive bid advances) will bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%) plus (y) a margin ranging from 0.60% to 1.20% (currently 0.90%), based upon the Company’s unsecured debt ratings. In addition, the Company will pay a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (currently 0.20%), based on the Company’s unsecured debt ratings. The Unsecured Credit Facility due 2009 contains certain representations, warranties, and financial, and other covenants customary in such loan agreements.
          As of January 31, 2006, the Company had borrowing capacity remaining of $331.0 million under the new facility. Further, as of December 31, 2005, 82% of the Company’s principal debt balances were due after 2010. As of December 31, 2005, including the interest rate swaps, approximately 25% of the Company’s debt was variable rate debt, with interest rates based on LIBOR.
          Moody’s Investors Service, Standard and Poor’s, and Fitch Ratings rate the Company’s senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2005, the Company’s earnings covered fixed charges at a ratio of 1.71 to 1.00; the Company’s stockholders’ equity totaled approximately $912.5 million; and the Company’s debt-to-total capitalization ratio, on a book basis, was approximately 0.46 to 1.
          As of December 31, 2005, the Company was in compliance with all covenant requirements under its various debt instruments.
          The Company’s practice and objective is to protect itself against changes in fair value of its debt due to changes in market interest rates by maintaining a mix of variable and fixed rate debt. In order to accomplish this objective, the Company entered into interest rate swap agreements for notional amounts totaling $125.0 million to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. In the interest rate swaps, the Company receives an 8.125% fixed rate and pays a variable rate of six-month LIBOR plus 4.12%. The Company has historically benefited from these swap arrangements due to the spread in the interest rates. However, with the increase in interest rates (six-month LIBOR was 4.7% at December 31, 2005), the Company began owing interest under the swap agreements rather than receiving interest, which has the effect of increasing the amount of interest expense recorded on the Company’s Consolidated Statements of Income. Management continually monitors its economic position as it relates to its interest rate swaps and evaluates alternatives that would be in the Company’s best interest.
     Shelf Registration
          The Company may from time to time raise additional capital or make investments by issuing, in public or private transactions, equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions. The Company believes it is current on all of its filings with the Securities and Exchange Commission. However, due to the Company’s untimely filing of its Form 10-K for the year ended December 31, 2004 and Form 10-Qs during 2005, the Company does not believe it will be eligible to issue securities under a Form S-3 until November 30, 2006, twelve months after the Company became current on its filings with the Securities and Exchange Commission. During that twelve-month period, the Company will not be able to issue securities under its existing shelf registration statements, but it may access the capital markets using other forms of registration statements and through private offerings.
     Security Deposits and Letters of Credit
          As of December 31, 2005, the Company held approximately $6.1 million in letters of credit, security deposits, debt service reserves and capital replacement reserves for the benefit of the Company in the event the obligated lessee or borrower fails to perform under the terms of its respective lease or mortgage. Generally, the Company may, at its discretion and upon notification to the operator or tenant, draw upon these instruments if there are any defaults under the leases or mortgage notes.

     Acquisitions, Dispositions and Mortgage Repayments During 2005
     2005 Acquisitions
          During 2005, the Company acquired eight senior living facilities for $47.1 million, invested $11.1 million in a limited liability company, which acquired three medical office buildings, and acquired or originated $72.0 million in six mortgage notes receivable.
     2005 Dispositions
          During 2005, the Company disposed of 17 properties and a land parcel for net proceeds totaling approximately $133.3 million and two mortgage notes receivable were repaid for net proceeds totaling approximately $4.2 million.
          The proceeds from the dispositions were used mainly to fund the acquisitions during the year. See Note 4 to the Consolidated Financial Statements for more details on the Company’s acquisition and disposition activity during 2005.
     Purchase Options
          A sponsor under a property operating agreement and a lessee gave notice to the Company of their intent to purchase four properties which had not yet closed as of December 31, 2005. Three properties, which the Company had a $9.7 million ($8.0 million, net) investment as of December 31, 2005, were purchased by the sponsor in January 2006 for a gain of approximately $3.3 million. The remaining property, in which the Company had a $16.4 million ($13.4 million, net) investment as of December 31, 2005, is scheduled to close during the second quarter of 2006. See Note 3 to the Consolidated Financial Statements for more details.
          As of December 31, 2005, the Company had a gross investment of approximately $205.0 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised. The majority of the outstanding purchase options have been exercisable for a number of years prior to 2005, but have not been exercised. Historically, the Company had not experienced many purchase option exercises, but with the low interest rate environment during 2005, several operators exercised their options. On a probability-weighted basis, the Company estimates that approximately $34.0 million of the options exercisable at December 31, 2005 will be exercised in the future. During 2006, additional purchase options become exercisable on properties in which the Company has a gross investment of approximately $15.7 million. The Company anticipates, on a probability- weighted basis, that approximately $4.6 million of these additional options may also be exercised in the future. Though other properties may have purchase options exercisable in 2007 and beyond, the Company does not believe it can reasonably estimate the probability of exercise on these purchase options in the future.

     Construction In Progress
          As of December 31, 2005, the Company had a net investment of approximately $171,000 in one development in progress, which has a total remaining funding commitment of approximately $21.9 million. The Company anticipates completion of this medical office building in the third quarter of 2007. The Company also has an investment of $6.9 million in a land parcel in Hawaii on which the Company anticipates it will begin construction of a $47.0 million medical office building in late 2006 or early 2007. The Company has a total remaining funding commitment of approximately $40.2 million and anticipates completion of the building in late 2008.
          In January 2006, the Company entered into an agreement to develop a medical office building in Texas. The Company has committed $30.6 million for this project and anticipates completion of the building in the second quarter of 2007.
          The Company also had various tenant improvement obligations related to its operating properties with remaining commitments totaling approximately $8.5 million as of December 31, 2005. The Company anticipates that the majority of these amounts will be funded during 2006.
          The Company intends to fund these commitments with internally generated cash flows, proceeds from the Unsecured Credit Facility due 2009, proceeds from the sale of additional assets, proceeds from additional repayments of mortgage notes receivable, or additional capital market financing.
     Operating Leases
          As of December 31, 2005, the Company was obligated under operating lease agreements consisting primarily of the Company’s corporate office lease and ground leases related to 34 real estate investments. These operating leases have expiration dates through 2077. Rental expense relating to the operating leases for the years ended December 31, 2005, 2004, and 2003 was $3.5 million, $2.7 million, and $1.4 million, respectively. The Company’s future minimum lease payments for its operating leases as of December 31, 2005 are as follows (in thousands):

2006	$3,189
2007	3,229
2008	3,276
2009	3,386
2010	3,331
2011 and thereafter	235,808

$252,219

     Dividends
          On January 25, 2005, the Company declared its quarterly common stock dividend in the amount of $0.650 per share ($2.60 annualized) payable to shareholders of record on February 14, 2005. This dividend was paid on March 3, 2005.
          On April 26, 2005, the Company declared its quarterly common stock dividend in the amount of $0.655 per share ($2.62 annualized) payable to shareholders of record on May 16, 2005. This dividend was paid on June 2, 2005.

          On July 26, 2005, the Company declared its quarterly common stock dividend in the amount of $0.660 per share ($2.64 annualized) payable to shareholders of record on August 15, 2005. This dividend was paid on September 1, 2005.
          On November 3, 2005, the Company declared its quarterly common stock dividend in the amount of $0.660 per share ($2.64 annualized) payable to shareholders of record on November 17, 2005. This dividend was paid on December 2, 2005.
          On January 24, 2006, the Company declared its quarterly common stock dividend in the amount of $0.660 per share ($2.64 annualized) payable on March 2, 2006 to shareholders of record on February 15, 2006.
          The Company will determine future dividends based upon cash generated by operating activities, the Company’s financial condition, relevant financing instruments, capital requirements, annual distributions required under the REIT provisions of the Code and other such factors deemed relevant.
     Liquidity
           Net cash provided by operating activities was $101.7 million and $126.2 million for 2005 and 2004, respectively. Cash flow from operations reflects increased revenues offset by higher costs and expenses, as well as changes in receivables, payables and accruals. The Company’s cash flows from operations are dependent on rental rates on leases, occupancy levels of the multi-tenanted buildings, acquisition and disposition activity during the year, and the level of operating expenses, among other factors.
          The Company plans to continue to meet its liquidity needs, including funding additional investments in 2006, paying quarterly dividends, and funding debt service, with cash flow from operations, proceeds from the Unsecured Credit Facility due 2009, proceeds of mortgage notes receivable repayments, and sales of real estate investments or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.
     Impact of Inflation
          Inflation has not significantly affected the Company’s earnings due to the moderate inflation rate in recent years and the fact that most of the Company’s leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company’s risk of the adverse effects of inflation. Because most of the Company’s leases and financial support arrangements also provide for annual increases equal to the rate of inflation, inflation will have the effect of increasing gross revenues under the terms of such leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations from one to twenty years, further reducing the Company’s risk of any adverse effects of inflation. Interest payable under the interest rate swaps and the Unsecured Credit Facility due 2009 is calculated at a variable rate; therefore, the amount of interest payable under the swaps and the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company’s operating results should be negatively impacted. Likewise, when increases in inflation outpace increases in interest rates, the Company’s operating results should be positively impacted.
     Market Risk
          The Company is exposed to market risk in the form of changing interest rates on its debt and mortgage notes receivable. Management uses regular monitoring of market conditions and analytical techniques to manage this risk. The Company has no market risk with respect to foreign currency fluctuations.
          In 2003, the Company entered into interest rate swap agreements with two lending institutions which are expected to offset changes in the fair value of $125 million of the Senior Notes due 2011. As of December 31, 2005 and 2004, the fair value of the hedge is reported in other liabilities with an offsetting decrease to the Senior Notes due 2011 included in notes and bonds payable on the Company’s Consolidated Balance Sheets. (See Note 7 to the Consolidated Financial Statements for further details.)
          As of December 31, 2005 and 2004, the fair value of the Company’s variable rate debt approximated its carrying value of $197.5 million and $136.5 million, respectively. Because the interest rate is variable with market interest rates, the carrying amount of variable rate debt will always approximate its fair value. Assuming the December 31, 2005 and 2004 carrying values of $197.5 million and $136.5 million, respectively, are held constant, the hypothetical increase in interest expense resulting from a one percentage point increase in interest rates, would be $1.98 million and $1.37 million, respectively. The interest rate on variable rate debt is based on and variable with LIBOR.
          As of December 31, 2005 and 2004, the carrying value of the Company’s fixed rate debt was $580.9 million and $582.8 million, respectively, and the fair value of the Company’s fixed rate debt was approximately $580.1 million and $592.1 million, respectively. The fair value is based on the present value of future cash flows discounted at the market rate of interest. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates is $31.2 million and $32.8 million for December 31, 2005 and 2004, respectively, for aggregate fixed rate debt.
          As of December 31, 2005 and 2004, the carrying value of the Company’s fixed rate mortgage notes receivable was $105.8 million and $40.3 million, respectively, and the fair value was approximately $106.0 million and $46.4 million, respectively. For mortgage notes receivable acquired prior to 2005, the fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. The assumed rate of interest for these mortgage notes receivable is based on 30-day LIBOR at December 31, 2005, plus a spread over LIBOR consistent with rates on the mortgage notes receivable acquired by the Company during the fourth quarter of 2005. For mortgage notes receivable acquired during 2005, the Company believes the contractual rates of the notes approximate market at December 31, 2005 and, therefore, based its fair value calculations using these rates. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is $2.9 million and $8.1 million for December 31, 2005 and 2004, respectively, on the aggregate portfolio of fixed rate mortgage notes receivable.
          As of December 31, 2005 and 2004, the carrying value of the Company’s fixed rate notes receivable was $11.6 million and $17.3 million, respectively, and the fair value was approximately $11.2 million and $16.6 million, respectively. The fair value is based on the present value of future cash flows discounted at an assumed market rate of interest. Because no market rates of interest are published for these assets, the market rate of interest is assumed to be approximately 10.5%, the interest rate of many of the notes entered into between the Company and its operators in the past 12 to 18 months. Market risk, expressed as the hypothetical decrease in fair value resulting from a one percentage point increase in interest rates, is approximately $196,000 and $33,000 for December 31, 2005 and 2004, respectively, on the aggregate portfolio of fixed rate notes receivable.
     Off-Balance Sheet Arrangements
          The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
     Cautionary Language Regarding Forward-Looking Statements
          This Annual Report and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “should,” “anticipate” and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company’s current plans and expectations and future financial condition and results. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company’s filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company’s filings with the Securities and Exchange Commission.
APPLICATION OF CRITICAL ACCOUNTING POLICIES TO ACCOUNTING ESTIMATES
          The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission. In preparing the Consolidated Financial Statements, management is required to exercise judgments and make assumptions that impact the carrying amount of assets and liabilities and the reported amounts of revenues and expenses reflected in the Consolidated Financial Statements.
          Management routinely evaluates the estimates and assumptions used in the preparation of Consolidated Financial Statements. These regular evaluations consider historical experience and other reasonable factors and use the seasoned judgment of management personnel. Management has reviewed the Company’s critical accounting policies with the Audit Committee of the Board of Directors.
          Management believes the following paragraphs in this section describe the application of critical accounting policies by management to arrive at the critical accounting estimates reflected in the Consolidated Financial Statements. The Company’s accounting policies are more fully discussed in Note 1 to the Consolidated Financial Statements.

     Allowance for Doubtful Accounts and Credit Losses
          The Company is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. Many of the Company’s investments are subject to long-term leases or other financial support arrangements with hospital systems and healthcare providers affiliated with the properties (see Notes 1 and 3 to the Consolidated Financial Statements for further details). Due to the nature of the Company’s agreements, the Company’s accounts receivable, notes and mortgage notes receivable and interest receivables result mainly from monthly billings of contractual tenant rents, lease guaranty amounts, notes and mortgage notes receivable principal and interest amounts, late fees and additional rent and interest.
          Payments on the Company’s accounts receivable are normally collected within 30 days of billing, and payments on the Company’s mortgage notes receivable and notes receivable are based on each note agreement. When receivables remain uncollected, management must decide whether it believes the receivable is collectible and whether to provide an allowance for all or a portion of these receivables. Unlike a financial institution with a large volume of homogeneous retail receivables such as credit card loans or automobile loans that have a predictable loss pattern over time, the Company’s receivable losses have historically been infrequent and are tied to a unique or specific event. The Company’s allowance for doubtful accounts is generally based on specific identification and is recorded for a specific receivable amount once determined that such an allowance is needed.
          Management monitors the aging and collectibility of receivables on an ongoing basis. At least monthly, a report is produced whereby all receivables are “aged” or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payment from a tenant or sponsor. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant, sponsor, or borrower. Considering all information gathered, management’s judgment must be exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining uncollectibility are the:
–	type of contractual arrangement under which the receivable was recorded, e.g., a mortgage note, a triple net lease, a gross lease, a sponsor guaranty agreement or some other type of agreement;

–	tenant’s or debtor’s reason for slow payment;

–	industry influences and healthcare segment under which the tenant or debtor operates;

–	evidence of willingness and ability of the tenant or debtor to pay the receivable;

–	credit-worthiness of the tenant or debtor;

–	collateral, security deposit, letters of credit or other monies held as security;

–	tenant’s or debtor’s historical payment pattern;

–	state in which the tenant or debtor operates; and

–	existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.
          Considering these factors and others, management must conclude whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debt expense for the amount it expects will be uncollectible. There is a risk that management’s estimate is over- or under-stated; however, the Company believes that this risk is mitigated by the fact that management re-evaluates the allowance at least once each quarter and bases its estimates on the most current information available. As such, any over- or under-statements in the allowance should be adjusted for as soon as new and better information becomes available.
          Included in the Company’s Consolidated Financial Statements are also receivables related to the Company’s VIEs. These receivables consist primarily of patient receivables of the assisted living and skilled nursing facilities, which are billed and maintained by the operators of those facilities. A significant portion of these receivables are due from Medicare and Medicaid and are generally collected within 60 to 90 days of billing, while the receivables due from private payors are generally collected in a shorter period of time. The Company reviews the aged delinquency reports, which age the receivables by patient or type of payor, to determine whether the Company believes an allowance for uncollectible accounts in addition to the allowance provided for on the property’s financial statements is needed in the Company’s Consolidated Financial Statements.
Accounts Receivable
          As of December 31, 2005 and 2004, the Company’s accounts receivable balances were approximately $20.3 million and $18.9 million, respectively, with allowances for uncollectible accounts of approximately $2.0 million and $2.0 million, respectively. For the years ended December 31, 2005 and 2004, the Company recorded provisions for bad debt expense of $1.3 million and $(0.2) million, respectively, and collected or wrote off receivables of $1.3 million and $0.3 million, respectively.
          Currently, the Company has no collectibility issues with its two largest tenants, HealthSouth and HCA Inc. However, should a collectibility problem arise with respect to these large tenants, the allowance for doubtful accounts would be increased which could have a material impact on the Company’s Consolidated Financial Statements in future periods.
Mortgage Notes and Notes Receivable
          The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. The Company evaluates all of its loans outstanding each quarter for collectibility and considers many factors as described in the list of factors in the accounts receivable discussion above. The Company’s notes receivable balances were approximately $11.6 million and $17.3 million, respectively as of December 31, 2005 and 2004. The Company’s mortgage notes receivable balances were approximately $105.8 million and $40.3 million, respectively, as of December 31, 2005 and 2004. The Company had reserved or written off $0 and $0.2 million, respectively, in notes and mortgage notes receivable as of December 31, 2005 and 2004.

          If management had used different estimates, or its methodology for determining and recording the allowance had been different, then the amount of bad debt expense included in the Company’s Consolidated Financial Statements may have been different.
     Depreciation of Real Estate Assets and Amortization of Related Intangible Assets
          As of December 31, 2005, the Company had invested approximately $1.9 billion in real estate assets and related intangible assets. When these real estate assets and related intangible assets are acquired or placed in service, they must be depreciated or amortized. Management’s judgment involves determining which depreciation method to use, estimating the economic life of the building and improvement components of real estate assets, and estimating the value of intangible assets acquired when real estate assets are purchased that have in-place leases.
          As described more fully in Note 1 to the Consolidated Financial Statements, for real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with the provisions of Financial Accounting Standards Board (“FASB”) FAS No. 141, “Business Combinations.” When a building is acquired with in-place leases, FAS 141 requires that the cost of the acquisition be allocated between the acquired tangible real estate assets “as if vacant” and any acquired intangible assets. Such intangible assets could include above- (or below-) market in-place leases and at-market in-place leases, which could include the opportunity costs associated with absorption period rentals, direct costs associated with obtaining new leases such as tenant improvements, and customer relationship assets. Any remaining excess purchase price is then allocated to goodwill. The identifiable tangible and intangible assets are then subject to depreciation and amortization. Goodwill is evaluated for impairment on an annual basis unless circumstances suggest that a more frequent evaluation is warranted.
          If assumptions used to estimate the “as if vacant” value of the building or to estimate the intangible asset values prove to be inaccurate, the pro-ration of the purchase price between building and intangibles and resulting depreciation and amortization could be incorrect. The amortization period for the intangible assets is the average remaining term of the actual in-place leases as of the acquisition date. To help prevent errors in its estimates from occurring, management applies consistent assumptions with regard to the elements of estimating the “as if vacant” values of the building and the intangible assets, including the absorption period, occupancy increases during the absorption period, and tenant improvement amounts. The Company uses the same absorption period and occupancy assumptions for similar building types, adding the future cash flows expected to occur over the next 10 years as a fully occupied building. The net present value of these future cash flows, discounted using a market rate of return, becomes the estimated “as if vacant” value of the building.
          With respect to the building components, there are several depreciation methods available under accounting principles generally accepted in the United States of America. Some methods record relatively more depreciation expense on an asset in the early years of the asset’s economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The “straight-line” method of depreciating real estate assets is the method the Company follows because, in the opinion of management, it is the method that most accurately and consistently allocates the cost of the asset over its estimated life.

          The Company has assigned a useful life to its buildings of either 31.5 or 39 years depending on the age of the property when acquired as well as other factors. The weighted average remaining life of the Company’s real estate assets as of December 31, 2005 was 34.3 years. Many companies depreciate new non-residential real estate assets over longer useful lives. The Company uses a shorter, more conservative, economic life because it believes it more appropriately reflects the economic life of the properties.
     Capitalization of Costs
          Accounting principles generally accepted in the United States of America allow for capitalization of various types of costs. The rules and regulations on capitalizing costs and the subsequent depreciation or amortization of those costs versus expensing them in the period vary depending on the type of costs and the reason for capitalizing the costs.
          Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, land acquisition costs as well as other types of fees and expenses. These costs are capitalized as part of the basis of an asset to which such costs relate. Indirect costs include capitalized interest and overhead costs. The Company’s overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisition and development departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company’s acquisitions and development departments who work on these projects maintain and track their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred. The Company capitalizes overhead based on direct hours worked on each project. Therefore, each constructed asset and pursuit project will have both direct and indirect costs capitalized to it as part of the overall costs.
          Management’s judgment is also exercised in determining whether costs that have been previously capitalized in pursuit of an acquisition or development project should be reserved for or written off if the project is abandoned or should circumstances otherwise change that cause the project’s viability to become questionable. The Company follows a standard and consistently applied policy of classifying pursuit activity as well as reserving for those types of costs based on their classification.
          The Company classifies its pursuit projects into four categories. The first category of pursuits is essentially “cold calls” that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes those that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50% which means that 50% of the costs are expensed in the period incurred. The third category are those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract in which the contract requires the operator to reimburse our costs. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. The fourth category includes those pursuits that are acquisitions of existing buildings. As required by the Emerging Issues Task Force (“EITF”) Issue No. 97-11, the Company expenses in the period incurred all internal costs related to those types of acquisitions. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability or a change in classification and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.
          Capitalized pursuit costs, net of the reserve, are carried in other assets in the Company’s Consolidated Balance Sheets, and any reserve recorded is charged to general and administrative expenses on the Consolidated Statements of Income. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the constructed real estate asset.
          As of December 31, 2005 and 2004, the Company had capitalized pursuit costs totaling $1.9 million and $1.0 million, respectively, and had provided reserves against these capitalized pursuit costs of $0.3 million and $0.4 million, respectively.
     Valuation of Long-Lived and Intangible Assets and Goodwill
          The Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company’s use of assets or the strategy for its overall business; plans to sell as asset before its depreciable life has ended; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company reviews for possible impairment to assets subject to purchase options and those impacted by casualties, such as hurricanes. As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets,” if management determined that the carrying value of the Company’s assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record impairment based on projected future cash flows. The Company recorded impairment charges of $0.7 million, $1.2 million, and $0, respectively, for the years ended December 31, 2005, 2004 and 2003. The impairment charges in 2005 and 2004 were recorded upon the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables.
          As required by Statement of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company ceased amortizing goodwill as of January 1, 2002. In lieu of continued amortization, the Company performs an annual goodwill impairment review. The 2005 and 2004 impairment evaluations each indicated that no impairment had occurred with respect to the $3.5 million goodwill asset.
     Variable Interest Entity Analysis
          FIN No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51, (“ARB 51”),” provides guidance on and clarifies the application of ARB 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46R provides criteria that, if met, would create a VIE, which would then be subject to consolidation. If an entity is determined to be a VIE, the party deemed to be the primary beneficiary would be required to consolidate the VIE. The primary beneficiary is the party which has the most variability in gains or losses of the VIE. In order to determine which party is the primary beneficiary, the Company must calculate the expected losses and expected returns of the VIE, which requires a projection of expected cash flows and the assignment of probability weights to each possible outcome. Estimating expected cash flows of the VIE and assigning probabilities to each outcome requires significant judgment by management. If assumptions used to estimate expected cash flows prove to be inaccurate, management’s conclusions regarding which party is the VIE’s primary beneficiary could be incorrect, resulting in the Company improperly consolidating the VIE when the Company is not the primary beneficiary or not consolidating the VIE when the Company is the primary beneficiary.

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee
          The management of Healthcare Realty Trust Incorporated (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2005. The Company’s independent auditors, BDO Seidman, LLP, have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting included herein.
          Management has excluded from its assessment of the effectiveness of internal control over financial reporting the internal control over financial reporting of the variable interest entities (“VIEs”) required to be consolidated by the Company under the provisions of FIN No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51,” during 2005. Since the Company does not have the contractual right, authority or ability, in practice, to assess the internal controls over financial reporting of the VIEs, nor does the Company have the ability to dictate or modify those controls, management has concluded it is unable to assess the effectiveness of the internal control over financial reporting of the VIEs. As of and for the year ended December 31, 2005, 0.2% and 6.9% of the Company’s assets and revenues, respectively, related to the variable interest entities.

/s/ David R. Emery
David R. Emery
Chairman of the Board and Chief Executive Officer

/s/ Scott W. Holmes
Scott W. Holmes
Senior Vice President and Chief Financial Officer

February 28, 2006

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee
          We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Realty Trust Incorporated at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
          We were also engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Healthcare Realty Trust Incorporated’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 28, 2006 expressed an unqualified opinion thereon.
/s/ BDO Seidman, LLP
Memphis, Tennessee
February 28, 2006

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee
          We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Healthcare Realty Trust Incorporated maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from their assessment of the effectiveness of internal control over financial reporting the internal controls of the variable interest entities (“VIEs”) required to be consolidated by the Company under the provisions of FIN No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51.” As of and for the year ended December 31, 2005, 0.2% and 6.9% of the Company’s assets and revenues, respectively, are related to the VIEs. Healthcare Realty Trust Incorporated’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, management’s assessment that Healthcare Realty Trust Incorporated maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway, Commission (COSO). Also in our opinion, Healthcare Realty Trust Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 28, 2006 expressed an unqualified opinion.
/s/ BDO Seidman, LLP
Memphis, Tennessee
February 28, 2006

Consolidated
BALANCE SHEETS

	December 31,
(Dollars in thousands)	2005	2004
ASSETS
Real estate properties:
Land	$133,195	$137,470
Buildings, improvements and lease intangibles	1,670,884	1,660,690
Personal property	21,932	16,327
Construction in progress	7,030	18,826

	1,833,041	1,833,313
Less accumulated depreciation	(315,794)	(270,519)

Total real estate properties, net	1,517,247	1,562,794
Cash and cash equivalents	7,037	2,683
Mortgage notes receivable	105,795	40,321
Assets held for sale, net	21,415	61,246
Other assets, net	96,158	83,766

Total assets	$1,747,652	$1,750,810

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes and bonds payable	$778,446	$719,264
Accounts payable and accrued liabilities	30,774	28,279
Other liabilities	25,964	22,651

Total liabilities	835,184	770,194
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred stock, $.01 par value; 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 150,000,000 shares authorized; issued and outstanding 2005 — 47,768,148; 2004 — 47,701,108	478	477
Additional paid-in capital	1,220,522	1,218,137
Deferred compensation	(13,013)	(15,153)
Cumulative net income	595,401	542,733
Cumulative dividends	(890,920)	(765,578)

Total stockholders’ equity	912,468	980,616

Total liabilities and stockholders’ equity	$1,747,652	$1,750,810

See accompanying notes.

Consolidated
STATEMENTS OF INCOME

	Year Ended December 31,
(Dollars in thousands, except per share data)	2005	2004	2003
REVENUES
Master lease rental income	$73,444	$69,928	$68,967
Property operating income	135,375	108,806	71,029
Straight-line rent	259	1,487	1,835
Mortgage interest income	9,103	8,766	10,441
Other operating income	36,355	33,727	21,384

	254,536	222,714	173,656
EXPENSES
General and administrative	16,090	13,687	11,820
Property operating expenses	72,841	57,360	34,081
Other operating expenses	15,937	14,517	9,265
Bad debt expense, net	1,308	(212)	627
Interest	48,969	43,899	34,419
Depreciation	50,058	43,122	37,159
Amortization	12,190	8,155	1,315

	217,393	180,528	128,686

INCOME FROM CONTINUING OPERATIONS	37,143	42,186	44,970
DISCONTINUED OPERATIONS
Net income from discontinued operations	8,755	14,557	16,541
Gain (loss) on sale of real estate properties and (impairments), net	6,770	(1,210)	(1,109)

	15,525	13,347	15,432

NET INCOME	$52,668	$55,533	$60,402

Basic Earnings per Common Share:
Income from continuing operations per common share	$0.80	$0.97	$1.09

Discontinued operations per common share	$0.33	$0.30	$0.38

Net income per common share	$1.13	$1.27	$1.47

Diluted Earnings per Common Share:
Income from continuing operations per common share	$0.78	$0.94	$1.07

Discontinued operations per common share	$0.33	$0.30	$0.37

Net income per common share	$1.11	$1.24	$1.44

Weighted average common shares outstanding — Basic	46,465,215	43,706,528	41,142,619

Weighted average common shares outstanding — Diluted	47,406,798	44,627,475	41,840,188

See accompanying notes.

Consolidated
STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional				Total
(Dollars in thousands,	Preferred	Common	Paid-In	Deferred	Cumulative	Cumulative	Stockholders’
except per share data)	Stock	Stock	Capital	Compensation	Net Income	Dividends	Equity
Balance at December 31, 2002	$—	$421	$1,030,696	$(20,876)	$426,798	$(545,587)	$891,452
Issuance of stock	—	9	25,092	—	—	—	25,101
Shares awarded as deferred stock compensation	—	—	417	(417)	—	—	—
Deferred stock compensation amortization	—	—	—	3,466	—	—	3,466
Net income	—	—	—	—	60,402	—	60,402
Dividends — common ($2.470 per share)	—	—	—	—	—	(104,291)	(104,291)

Balance at December 31, 2003	—	430	1,056,205	(17,827)	487,200	(649,878)	876,130
Issuance of stock	—	47	161,052	—	—	—	161,099
Shares awarded as deferred stock compensation	—	—	880	(880)	—	—	—
Deferred stock compensation amortization	—	—	—	3,554	—	—	3,554
Net income	—	—	—	—	55,533	—	55,533
Dividends — common ($2.550 per share)	—	—	—	—	—	(115,700)	(115,700)

Balance at December 31, 2004	—	477	1,218,137	(15,153)	542,733	(765,578)	980,616
Issuance of stock	—	1	848	—	—	—	849
Shares awarded as deferred stock compensation	—	—	1,537	(1,537)	—	—	—
Deferred stock compensation amortization	—	—	—	3,677	—	—	3,677
Net income	—	—	—	—	52,668	—	52,668
Dividends — common ($2.625 per share)	—	—	—	—	—	(125,342)	(125,342)

Balance at December 31, 2005	$—	$478	$1,220,522	$(13,013)	$595,401	$(890,920)	$912,468

See accompanying notes.

Consolidated
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Dollars in thousands)	2005	2004	2003
OPERATING ACTIVITIES
Net income	$52,668	$55,533	$60,402
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	63,529	57,420	43,235
Deferred compensation amortization	3,677	3,554	3,466
Increase in other liabilities	1,023	5,410	1,268
Increase in other assets	(9,855)	(1,858)	(11,123)
Equity in the net loss from unconsolidated LLC	90	—	—
Provision for bad debt, net of recoveries	1,308	(212)	627
Increase (decrease) in accounts payable and accrued liabilities	(3,906)	6,203	1,082
Increase in straight-line rent receivable	(99)	(1,022)	(1,463)
Net (gain) loss on sales of real estate and impairments	(6,770)	1,210	1,109

Net cash provided by operating activities	101,665	126,238	98,603

INVESTING ACTIVITIES
Acquisition and development of real estate properties	(87,399)	(355,470)	(78,346)
Funding of mortgages and notes receivable	(76,636)	(3,465)	(33,216)
Investment in unconsolidated LLC	(11,135)	—	—
Distributions from unconsolidated LLC	326	—	—
Proceeds from sales of real estate	124,879	10,189	19,714
Proceeds from mortgage and notes payments/sales	14,095	48,636	21,969

Net cash used in investing activities	(35,870)	(300,110)	(69,879)

FINANCING ACTIVITIES
Borrowings on notes and bonds payable	250,348	565,494	311,000
Repayments on notes and bonds payable	(187,296)	(436,689)	(261,092)
Dividends paid	(125,342)	(115,700)	(104,291)
Proceeds from issuance of common stock	849	161,099	25,101
Debt issuance costs	—	(2,566)	(2,436)
Termination of interest rate swaps	—	—	18,411
Common stock redemption	—	—	(10,902)

Net cash provided by (used in) financing activities	(61,441)	171,638	(24,209)

Increase (decrease) in cash and cash equivalents	4,354	(2,234)	4,515
Cash and cash equivalents, beginning of year	2,683	4,917	402

Cash and cash equivalents, end of year	$7,037	$2,683	$4,917

See accompanying notes.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Business Overview
          Healthcare Realty Trust Incorporated (the “Company”) is a real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States, including medical office/outpatient facilities, skilled nursing facilities, inpatient rehabilitation facilities, assisted living facilities, independent living facilities, and other inpatient facilities. As of December 31, 2005, the Company had investments of approximately $2.0 billion in 250 real estate properties and mortgages, including an investment in an unconsolidated limited liability company. The Company’s 237 owned real estate properties are located in 27 states, totaling approximately 12.6 million square feet. In addition, the Company provided property management services to approximately 7.3 million square feet nationwide. (Square footage disclosures in this Annual Report on Form 10-K are Unaudited.)
     Principles of Consolidation
          The Consolidated Financial Statements include the accounts of the Company, its wholly-owned subsidiaries, consolidated variable interest entities (“VIEs”) and certain other affiliated entities with respect to which the Company controls the operating activities and receives substantially all economic benefits.
          Significant inter-company accounts and transactions have been eliminated in the Consolidated Financial Statements.
          In accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51,” the Company has concluded that it has an interest in 26 VIEs. The VIEs are derived from relationships between the Company and the tenant/operator of certain skilled nursing facilities or assisted living facilities that are owned by the Company and are operated by a licensed operator. In these cases, the Company has signed lease agreements or management agreements with the operators, as well as working capital or term loan agreements. In certain cases, cash flow deficits were expected in the facilities until operations were stabilized. During the stabilization period, the Company agreed to finance the estimated cash flow deficits but will receive some or all of the economic benefits of the entities once the property is stabilized and has positive cash flows. In other cases, the current operators are unable to finance capital expenditures needed in the facilities based on the current cash flows, and the Company has agreed to finance the capital expenditures.
          FIN No. 46R requires a Company to consolidate a VIE if it is the primary beneficiary. In 20 of the 26 VIEs, the Company has concluded that it is not the primary beneficiary and, therefore, is not consolidating the entity into the Company’s Consolidated Financial Statements. For the remaining six VIEs, the Company has concluded that it is the primary beneficiary and has consolidated the entities into its Consolidated Financial Statements. In those cases where the VIEs are consolidated, the Company’s Consolidated Financial Statements include not only the Company’s real estate asset investment of $15.4 million ($13.1 million, net) as of December 31, 2005 and $15.4 million ($13.7 million, net) as of December 31, 2004, but also the assets (mainly receivables), liabilities (mainly accounts payable) and results of operations of the VIEs. Creditors of the VIEs have no recourse to the general credit of the Company.
         Information for the VIEs that are consolidated into the Company’s Consolidated Financial Statements is disclosed in the table below:

	December 31,
(Dollars in millions)	2005	2004
Number of entities	6	6
Carrying amount of consolidated assets that are collateral for the obligations of the VIE	0	0
Amounts included in the respective line items in the Consolidated Financial Statements of the Company:
Cash	$0.2	$0.1
Other assets (including accounts receivable)	$3.9	$3.1
Total liabilities	$2.5	$1.5

Other operating income	$17.6	$15.4
Other operating expense	$15.9	$14.5

Net income	$1.7	$0.9

         Information for the VIEs that are not consolidated in the Company’s Consolidated Financial Statements is disclosed in the table below:

	December 31,
(Dollars in millions)	2005	2004
Number of entities	20	13
Total assets	$34.4	$12.2
Net operating income (loss) (1)	$(1.9)	$1.0
Maximum exposure to loss (2)	$9.0	$5.3

(1)	Net operating income (loss) for December 31, 2005 and 2004 includes depreciation and amortization of $0.7 million and $0.2 million, respectively, and subordinated management fees of $3.0 million and $1.2 million, respectively.
(2)	Maximum exposure to loss equals the amounts funded by the Company on behalf of the VIEs as of the date specified.
          The Company adopted Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights,” effective June 2005. The EITF addresses what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership in accordance with accounting principles generally accepted in the United States (“GAAP”). The assessment of limited partners’ rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership of limited partnership interests, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. This EITF also applies to managing members in limited liability companies. The adoption of EITF Issue No. 04-5 did not have an impact on the Company’s consolidated financial position or results of operations.
     Segment Reporting
          The Company is in the business of owning, developing, managing, and financing healthcare-related properties. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making. Therefore, the Company has concluded that it operates as a single segment, as defined by the FASB’s Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information.”
     Use of Estimates in the Consolidated Financial Statements
          Preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates.
     Accounting for Acquisitions of Real Estate Properties with In-Place Leases
          The Company has accounted for its real estate acquisitions with in-place leases subsequent to December 31, 2001 in accordance with the provisions of SFAS No. 141, “Business Combinations”. SFAS No. 141, in combination with paragraph 9 of SFAS No. 142, “Accounting for Goodwill and Intangible Assets,” requires that when a building is acquired with in-place leases, the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill or customer relationship assets. The value of above- or below-market in-place leases is amortized against rental income or property operating expense over the average remaining term of the in-place leases upon acquisition, which is typically a shorter life than the building term. The value of at-market in-place leases is amortized and reflected in amortization expense in the Company’s Consolidated Statements of Income.
          The Company’s approach to estimating the value of in-place leases is a multi-step process.
–	First, the Company considers whether any of the in-place lease rental rates are above- or below-market. An asset (if the actual rental rate is above-market) or a liability (if the actual rental rate is below-market) is calculated and recorded in an amount equal to the present value of the future cash flows that represent the difference between the actual lease rate and the average market rate.

–	Second, the Company estimates an absorption period assuming the building is vacant and must be leased up to the actual level of occupancy when acquired. During that absorption period the owner would incur direct costs, such as tenant improvements, and would suffer lost rental income. Likewise, the owner would have acquired a measurable asset in that, assuming the building was vacant, certain fixed costs would be avoided because the actual in-place lessees would reimburse a certain portion of fixed costs through expense reimbursements during the absorption period. All of these assets (tenant improvement costs avoided, rental income lost, and fixed costs recovered through in-place lessee reimbursements) are estimated and recorded in amounts equal to the present value of future cash flows.

–	Third, the Company estimates the value of the building “as if vacant.” The Company uses the same absorption period and occupancy assumptions used in step two, adding to those the future cash flows expected in a fully occupied building. The net present value of these future cash flows, discounted at a market rate of return, becomes the estimated “as if vacant” value of the building.

–	Fourth, the actual purchase price is allocated based on the various asset fair values described above. The building and tenant improvements components of the purchase price are depreciated over the useful life of the building or the average remaining term of the in-places leases, respectively. The above- or below-market rental rate assets or liabilities are amortized to rental income or property operating expense over the remaining term of the above- or below-market leases. The at-market in-place leases are amortized over the average remaining term of the at-market in-place leases, customer relationship assets are amortized over terms applicable to each acquisition, and any goodwill recorded would be reviewed for impairments at least annually.
          This approach to accounting for real estate assets acquired with in-place leases has the overall effect of allocating part of the purchase price to the intangible assets acquired, which are then amortized over shorter lives than the useful life of the building.
          See Note 6 for more detail of the Company’s intangible assets as of December 31, 2005.
     Real Estate Properties
          Real estate properties are recorded at cost, which may include both direct and indirect costs. Direct costs may include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs may include capitalized interest and overhead costs. As required by EITF Issue No. 97-11, the Company expenses all internal costs related to the acquisition of existing or operating properties (i.e., not in the development stages). As described in the preceding paragraphs, the cost of real estate properties acquired is allocated between land, buildings, tenant improvements, lease and other intangibles, and personal property based upon estimated fair values at the time of acquisition. The Company’s gross real estate assets, on a book-basis, including at-market in-place lease intangibles and assets held for sale, totaled $1.9 billion as of December 31, 2005 and 2004. Assets held for sale totaled $26.1 million ($21.4 million, net) and $74.9 million ($61.2 million, net), respectively, as of December 31, 2005 and 2004. On a tax-basis, the Company’s gross real estate assets totaled $1.7 billion and $1.8 billion, respectively, as of December 31, 2005 and 2004 (Unaudited).
          Depreciation and amortization is provided for on a straight-line basis over the asset’s estimated useful life:

Land improvements	15 years
Buildings and improvements	3.3, 7.0, 31.5 or 39.0 years
Lease intangibles	13 to 106 months
Personal property	3 to 7 years
          As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), the Company must assess the potential for impairment of our long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. An impairment has occurred when undiscounted cash flows expected to be generated by an asset are less than the carrying value of the asset. The Company recorded impairment charges of $0.7 million,

$1.2 million, and $0, respectively, for the years ended December 31, 2005, 2004 and 2003. The impairment charges in 2005 and 2004 were related to the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables.
     Discontinued Operations
          The Company periodically sells properties based on market conditions and the exercise of purchase options by tenants. The operating results of properties that have been sold or are held for sale are reported as discontinued operations in the Company’s Consolidated Statements of Income in accordance with the criteria established in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, a company must report discontinued operations when a component of an entity has either been disposed of or is deemed to be held for sale if (i) both the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the disposal transaction, and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Long-lived assets held for sale are reported at the lower of their carrying amount or their fair value less cost to sell. Further, depreciation of these assets ceases at the time the assets are classified as discontinued operations. Losses resulting from the sale of such properties are characterized as impairment losses relating to discontinued operations on the Consolidated Statement of Income.
          The Company had 20, 12 and four properties that qualified for treatment as discontinued operations for the years ended December 31, 2005, 2004 and 2003, respectively, with operating income (including depreciation and amortization and excluding gains or losses on sale) totaling $8.8 million, $14.6 million and $16.5 million. Assets held for sale includes three and ten properties, respectively, as of December 31, 2005 and 2004, all of which were properties in which the operator has notified the Company of their intent to purchase the properties based on purchase option provisions under the leases or property operating agreements with the Company.
     Cash and Cash Equivalents
          Short-term investments with original maturities of three months or less, when acquired, are classified as cash equivalents.
     Federal Income Taxes
          No provision has been made for federal income taxes. The Company intends at all times to qualify as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company must distribute at least 90% per annum of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust. See Note 13 for further discussion.
     Goodwill and Other Intangible Assets
          Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually for impairment. This Statement also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment when impairment indicators are present, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (see further discussion in the Real Estate Properties policy).
          Identifiable intangible assets of the Company are comprised of enterprise goodwill, in-place lease intangible assets, customer relationship intangible assets, and deferred financing costs. In-place lease and customer relationship intangible assets are amortized on a straight-line basis over the applicable lives of the assets. Deferred financing costs are amortized over the term of the related credit facility under the straight-line method, which approximates amortization under the effective interest method. Goodwill is not amortized but is evaluated annually on December 31 for impairment. The 2005 and 2004 impairment evaluations each indicated that no impairment had occurred with respect to the $3.5 million goodwill asset. See Note 6 for more detail of the Company’s intangible assets as of December 31, 2005.
     Allowance for Doubtful Accounts and Credit Losses
          Accounts Receivable
          Management monitors the aging and collectibility of its accounts receivable balances on an ongoing basis. At least monthly, a report is produced whereby all receivables are “aged” or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payment from a tenant, sponsor, or debtor. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant or sponsor. Considering all information gathered, management’s judgment is exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining collectibility are the type of contractual arrangement under which the receivable was recorded, e.g., a triple net lease, a gross lease, a sponsor guaranty agreement, or some other type of agreement; the tenant’s reason for slow payment; industry influences under which the tenant operates; evidence of willingness and ability of the tenant to pay the receivable; credit-worthiness of the tenant; collateral, security deposit, letters of credit or other monies held as security; tenant’s historical payment pattern; the state in which the tenant operates; and the existence of a guarantor and the willingness and ability of the guarantor to pay the receivable.
          Considering these factors and others, management concludes whether all or some of the aged receivable balance is likely uncollectible. Upon determining that some portion of the receivable is likely uncollectible, the Company records a provision for bad debts for the amount it expects will be uncollectible. When efforts to collect a receivable are exhausted, the receivable amount is charged off against the allowance. The Company does not hold any accounts receivable for sale.
          Mortgage Notes and Notes Receivable
          The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. If a mortgage loan or note receivable becomes past due, the Company will review the specific circumstances and may discontinue the accrual of interest on the loan. The loan is not returned to accrual status until the debtor has demonstrated the ability to continue debt service in accordance with the contractual terms. As of December 31, 2005 and 2004, there were no recorded investments in mortgage notes or notes receivable that were either on non-accrual status or were past due more than ninety days and continued to accrue interest.
          The Company’s notes receivable balances were approximately $11.6 million and $17.3 million, respectively, as of December 31, 2005 and 2004. Interest rates on the notes ranged from 8.0% to 14.6% with maturity dates ranging from 2006 through 2023 as of December 31, 2005. As of December 31, 2005 and 2004, the Company had reserved $0 and $0.2 million, respectively, of its notes receivable. The Company does not hold any notes receivable available for sale.
          The Company had mortgage notes receivable totaling $105.8 million and $40.3 million, respectively, as of December 31, 2005 and 2004, with weighted average maturities of approximately 1.84 years and 4.4 years, respectively. Interest rates on the portfolio ranged from 9.83% to 13.29% as of December 31, 2005 and 8.75% to 11.70% as of December 31, 2004. Most of the mortgage notes receivable interest rates are increased annually by a flat rate increase or by increases in the Consumer Price Index or LIBOR rates. The increase in the mortgage notes receivable portfolio from December 31, 2004 to December 31, 2005 was the result of the Company’s reinvestment of proceeds from properties sold during 2005 pursuant to purchase options. The Company does not hold any mortgage notes receivable available for sale and had concluded that the mortgage notes were fully collectible as of December 31, 2005 and 2004.
     Revenue Recognition
           The Company recognizes revenue when collectibility is reasonably assured, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” In the event the Company determines that collectibility is not reasonably assured, it will discontinue recognizing amounts contractually owed or will establish an allowance for estimated losses.
          The Company derives most of its revenues from its real estate property and mortgage note receivables portfolio. The Company’s rental and mortgage interest income is recognized based on contractual arrangements with its tenants, sponsors or borrowers. These contractual arrangements fall into three categories: leases, mortgage notes receivable, and property operating agreements as described in the following paragraphs. The Company may accrue late fees based on the contractual terms of a lease or note. Such fees, if accrued, are included in master lease income, property operating income, or mortgage interest income on the Company’s Consolidated Statements of Income, based on the type of contractual agreement.
          Rental income
          Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Additional rent, generally defined in most lease agreements as the cumulative increase in a Consumer Price Index (“CPI”) from the lease start date to the CPI as of the end of the previous year, is calculated as of the beginning of each year, and is then billed and recognized as income during the year as provided for in the lease. Rental income from properties the Company owns but does not manage is included in master lease rental income and rental income from properties the Company owns, operates and manages are included in property operating income on the Company’s Consolidated Statements of Income.
          Mortgage interest income
          Mortgage interest income and notes receivable interest income are recognized based on the interest rates, maturity date or amortized period specific to each note. Most of the mortgage notes receivable interest rates are increased annually by a flat rate increase or by increases in the Consumer Price Index or LIBOR rates.
          Other operating income
          Other operating income on the Company’s Consolidated Statements of Income generally includes shortfall income recognized under its property operating agreements, revenues from its consolidated VIEs, management fee income, annual inspection fee income, loan exit fee income, prepayment penalty income, and interest income on notes receivable.
          Property operating agreements, between the Company and sponsoring health systems (applicable to 19 of the Company’s 237 owned real estate properties as of December 31, 2005), contractually obligate the sponsoring health system to provide the Company with a minimum return on its investment in the property in return for the right to be involved in the operating decisions of the property, including tenancy. If the minimum return is not achieved through normal operations of the property, the Company will calculate and accrue any shortfalls as income that the sponsor is responsible to pay to the Company under the terms of the property operating agreement.
          The Company also consolidates the revenues of its VIEs. The VIEs’ revenues consist primarily of net patient revenues that are recorded based upon established billing rates less allowances for contractual adjustments in the period the service is provided.
          The Company provides property management services for both third-party and owned real estate properties. Management fees are generally calculated, accrued and billed monthly based on a percentage of cash collections of tenant receivables for the month.
          A detail of other operating income for the years ended December 31, 2005, 2004 and 2003 is as follows:

(Dollars in millions)	2005	2004	2003
Property lease guaranty revenue	$14.7	$14.7	$10.1
VIE operating revenue	17.6	15.4	7.8
Interest income	1.6	1.3	0.8
Management fee income	0.4	0.4	0.8
Loan exit fee and prepayment penalty income	0.1	1.2	1.1
Other	2.0	0.7	0.8

	$36.4	$33.7	$21.4
     Derivative Financial Instruments
          SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (collectively, “SFAS 133”) require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The Company’s two interest rate swaps are fair value hedges and are perfectly effective. As such, changes in the fair value of the hedges are reflected as adjustments to the carrying value of the underlying liability. If the Company’s fair value hedges become ineffective, changes in the fair value of the hedge would be reflected in current earnings.
     Contingent Liabilities
          From time to time, the Company may be subject to loss contingencies arising from legal proceedings. Additionally, while the Company maintains comprehensive liability and property insurance with respect to each of its properties, the Company may be exposed to unforeseen losses related to uninsured or underinsured damages.
          The Company continually monitors any matters that may present a contingent liability, and, on a quarterly basis, management reviews the Company’s reserves and accruals in relation to each of them, adjusting provisions as deemed necessary in view of changes in available information. Liabilities are recorded when a loss is determined to be both probable and can be reasonably estimated. Changes in estimates regarding the exposure to a contingent loss are reflected as adjustments to the related liability in the periods when they occur.
          Because of uncertainties inherent in the estimation of contingent liabilities, it is possible that management’s provision for contingent losses could change materially in the near term. To the extent that any losses, in addition to amounts recognized, are at least reasonably possible, such amounts will be disclosed in the notes to the Consolidated Financial Statements.
     Stock-Based Awards
          During 2005, 2004 and 2003, the Company issued and had outstanding various employee stock-based awards. These awards included restricted stock issued to employees pursuant to the 2003 Employees Restricted Stock Incentive Plan (the “Restricted Stock Plan”) and shares issued to employees pursuant to the 2000 Employee Stock Purchase Plan (“Employee Stock Purchase Plan”). See Note 10, Stock Plans. The Employee Stock Purchase Plan features a “look-back” provision which enables the employee to purchase a fixed number of shares at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise, with optional purchase dates occurring once each quarter for twenty-seven months.
          The Company has elected to follow the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its stock-based awards to employees. Under APB Opinion No. 25, the Restricted Stock Plan is considered compensatory and therefore requires recognition of compensation expense based on the intrinsic value model. Accordingly, compensation expense related to restricted stock awards is being charged against income based on the vesting period. Pursuant to APB Opinion No. 25, the Employee Stock Purchase Plan is fixed and non-compensatory, and, therefore, no compensation expense is recognized.
          The Company follows the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” (collectively, “SFAS No. 123”). SFAS No. 123 requires pro forma disclosure regarding what net income would have been had compensation cost for all of the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans.

          The compensatory nature of the Restricted Stock Plan and the determination of the related compensation expense under the provisions of SFAS No. 123 are consistent with the accounting treatment prescribed by APB Opinion No. 25. However, the look-back feature under the ESPP does not qualify for non-compensatory accounting treatment under SFAS No. 123, and, instead, would require fair value measurement using the Black-Scholes pricing model and the recognition of expense at each reporting period.
          The following table represents the effect on net income and earnings per share for the three years in the period ended December 31, 2005, as if the Company had applied the fair value-based method and recognition provisions of SFAS No. 123, as described above:

(Dollars in thousands, except per share data)	2005	2004	2003
Net income, as reported	$52,668	$55,533	$60,402
Add: Compensation expense for equity-based awards to employees, included in net income	3,647	3,523	3,429
Deduct: Compensation expense for equity-based awards to employees under the fair value method	(3,871)	(3,680)	(3,603)

Pro-forma net income	$52,444	$55,376	$60,228
Earnings per share, as reported:
Basic	$1.13	$1.27	$1.47
Assuming dilution	$1.11	$1.24	$1.44
Pro-forma earnings per share:
Basic	$1.13	$1.27	$1.46
Assuming dilution	$1.11	$1.24	$1.44
          In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revises SFAS No. 123 and supersedes APB Opinion No. 25. This statement focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions, including employee stock purchase plans under certain conditions, but does not change the accounting guidance for share-based payment transactions with parties other than employees. This statement will require all share-based payments to employees to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This statement will be effective for the Company beginning January 1, 2006.
          SFAS No. 123R permits public companies to adopt its requirements using one of two methods:
–	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date.

–	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
          The Company plans to adopt SFAS No. 123R using the modified prospective method.

          The accounting for the look-back feature associated with the ESPP under SFAS No. 123R is consistent with the accounting prescribed by SFAS No. 123, and as interpreted in FASB Technical Bulletin (“FTB”) 97-1, “Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option.” Therefore, the compensation expense recognized upon adoption of SFAS No. 123R will be determined in the same manner that the pro forma compensation expense would have been calculated under SFAS No. 123. The Company expects to recognize approximately $243,000 of compensation expense during the first quarter of 2006, related to the January 1, 2006 grant of options to purchase shares under the ESPP.
     Earnings Per Share
          Basic earnings per share is calculated using weighted average shares outstanding less issued and outstanding but unvested restricted shares of Common Stock. Diluted earnings per share is calculated using weighted average shares outstanding plus the dilutive effect of the outstanding stock options from the Employee Stock Purchase Plan and restricted shares of Common Stock, using the treasury stock method and the average stock price during the period. See Note 11 for further discussion.
     Reclassifications
          Certain reclassifications have been made in the Consolidated Financial Statements for the years ended December 31, 2004 and 2003 to conform to the 2005 presentation.
     New Pronouncements
          Accounting Changes and Error Corrections
          In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.
          APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. Finally, this Statement requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.

          SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability.
          SFAS No. 154 is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
          Share-Based Payments
          In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement will be effective for the Company beginning January 1, 2006. The policy regarding Stock-Based Awards discusses in further detail the provisions of SFAS No. 123R, the permitted methods of adoption, the method of adoption the Company expects to utilize, and the estimated financial impact for 2006.
2. REAL ESTATE PROPERTIES
          The following table summarizes the Company’s owned real estate properties by type of facility and by state as of December 31, 2005.

			Buildings,
	Number		Improvements,
	of		At-Market Lease
	Facilities		Intangibles	Personal		Accumulated
(Dollars in thousands)	(1)	Land	And CIP	Property	Total	Depreciation
Medical Office/Outpatient Facilities:
California	10	$17,510	$89,014	$88	$106,612	$22,014
Florida	28	23,172	173,506	154	196,832	39,633
Tennessee	18	8,371	152,745	139	161,255	18,371
Texas	40	22,267	324,306	871	347,444	49,535
Virginia	15	6,793	67,525	223	74,541	17,111
Other states	49	27,967	379,897	162	408,026	66,751

	160	106,080	1,186,993	1,637	1,294,710	213,415
Skilled Nursing Facilities:
Michigan	8	700	22,227	1,180	24,107	5,808
Oklahoma	5	120	12,918	0	13,038	2,363
Pennsylvania	3	479	20,595	690	21,764	4,992
South Carolina	4	811	25,419	556	26,786	479
Virginia	6	1,459	35,775	805	38,039	8,254
Other states	3	2,270	18,705	406	21,381	3,964

	29	5,839	135,639	3,637	145,115	25,860
Inpatient Rehabilitation Facilities:
Alabama	1	0	17,722	0	17,722	3,289
Florida	1	0	11,703	0	11,703	2,172
Pennsylvania	6	4,718	109,149	0	113,867	23,281
Texas	1	1,117	12,086	0	13,203	2,749

	9	5,835	150,660	0	156,495	31,491

			Buildings,
	Number		Improvements,
	of		At-Market Lease
	Facilities		Intangibles	Personal		Accumulated
(Dollars in thousands)	(1)	Land	And CIP	Property	Total	Depreciation
Assisted Living Facilities:
Florida	2	2,364	12,610	1,092	16,066	345
Georgia	1	0	6,025	0	6,025	1,371
Pennsylvania	7	1,425	29,645	1,109	32,179	7,127
Texas	4	0	28,895	0	28,895	6,574
Virginia	3	889	16,507	279	17,675	3,852
Other states	9	1,514	25,123	201	26,838	5,187

	26	6,192	118,805	2,681	127,678	24,456
Independent Living Facilities:
Tennessee	3	2,969	15,560	658	19,187	361
Texas	4	7	43,961	144	44,112	9,898

	7	2,976	59,521	802	63,299	10,259
Other Inpatient Facilities:
California	1	1,362	11,326	0	12,688	3,303
Michigan	1	4,405	9,454	0	13,859	2,154
Texas	1	506	5,516	0	6,022	1,329

	3	6,273	26,296	0	32,569	6,786
Corporate Property	—	0	0	13,175	13,175	3,527

Total Property, excluding assets held for sale	234	$133,195	$1,677,914	$21,932	$1,833,041	$315,794

Assets Held For Sale:

Medical Office/Outpatient Facilities:
California	1	3,207	13,218	0	16,425	2,991
Other states	2	845	8,838	0	9,683	1,702

	3	4,052	22,056	0	26,108	4,693

Total Property, including assets held for sale	237	$137,247	$1,699,970	$21,932	$1,859,149	$320,487

(1)	Includes two lessee developments.
3. REAL ESTATE PROPERTY LEASES
          The Company’s properties are generally leased or supported pursuant to non-cancelable, fixed-term operating leases and other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option (see Purchase Options below) or a right of first refusal to purchase the leased property. The Company’s portfolio of master leases generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.
          Future minimum lease payments under the non-cancelable operating leases and guaranteed amounts due to the Company under property operating agreements as of December 31, 2005 are as follows (in thousands):

2006	$194,855
2007	176,228
2008	158,719
2009	127,724
2010	103,634
2011 and thereafter	383,646

$1,144,806

          The Company had one customer in the years ended December 31, 2005 and 2004 and two customers in the year ended December 31, 2003 that accounted for more than 10% of the Company’s revenues, including revenues included in operating income from discontinued operations, as follows:

	2005	2004	2003
HealthSouth Corporation	10%	11%	13%
HCA Inc.	6%	7%	11%
     Purchase Options
        Purchase Options Exercised
          On September 29, 2005, a sponsor under a property operating agreement gave notice to the Company of its intent to purchase three properties under property operating agreements with the Company. The three properties covered by the purchase options exercised by this operator comprised approximately $9.7 million ($8.0 million, net), included in assets held for sale as of December 31, 2005, of the Company’s real estate properties and accounted for approximately 0.5% of the Company’s revenues for the year ended December 31, 2005. These properties were sold in January 2006. The Company recognized a gain of approximately $3.3 million on the sale.
          On November 15, 2005, a lessee gave notice to the Company of its intent to purchase, during the second quarter of 2006, a medical office building it leases from the Company under a master lease agreement. The Company and the lessee have agreed that the purchase price will be $14.8 million. The property comprised approximately $16.4 million ($13.4 million, net), included in assets held for sale as of December 31, 2005, of the Company’s real estate properties at December 31, 2005 and accounted for approximately 1.0% of the Company’s total revenues for the year ended December 31, 2005. The Company has committed to provide seller-financing to fund the tenant’s purchase of the property.
        Purchase Options Exercisable
          As of December 31, 2005, the Company had a gross investment of approximately $205.0 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised.
4. ACQUISITIONS, DISPOSITIONS, AND MORTGAGE REPAYMENTS
     2005 Acquisitions
        Real Estate Acquisitions
          In April 2005, the Company acquired three independent living facilities in Memphis, Tennessee for $18.8 million.
          In May 2005, the Company acquired four skilled nursing facilities in and around Charleston, South Carolina for $17.2 million and assumed $9.3 million in mortgage debt.

          In August 2005, the Company acquired an assisted living facility in Hollywood, Florida for $11.1 million.
     2005 LLC Investment
          In April 2005, the Company acquired a non-managing member interest in a limited liability company (“LLC”) for $11.1 million, which acquired three medical office buildings. The Company has a 75% ownership interest in the LLC but does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the equity method. As of December 31, 2005, the Company’s net investment in the LLC, included in other assets, was $10.7 million.
     2005 Mortgage Note Financings
          During 2005, the Company acquired or originated six mortgage notes receivable from six different entities for approximately $72.0 million.
          A summary of the 2005 acquisitions, LLC investment and mortgage note financings is as follows (dollars in millions):

	Cash	Real	Debt	Mortgage		Square
	Consideration	Estate	Assumed	Financing	Other	Footage
Real estate acquisitions:

Memphis, TN	$18.8	$18.2	$—	$—	$0.6	417,025
Charleston, SC	17.2	26.1	(9.3)	—	0.4	188,058
Hollywood, FL	11.1	11.2	—	—	(0.1)	124,596

	47.1	55.5	(9.3)	—	0.9	729,679

LLC investment:	11.1	—	—	—	11.1

Mortgage note financings:	72.0	—	—	72.0	—

Total 2005 Acquisitions	$130.2	$55.5	$(9.3)	$72.0	$12.0

     2005 Dispositions
          Real Estate Dispositions
          In January 2005 and May 2005, a senior living operator purchased the ten properties it leased from the Company, producing net sales proceeds to the Company totaling $71.0 million. The ten properties covered by the purchase options exercised by this operator comprised approximately $74.9 million ($60.9 million, net) of the Company’s real estate properties and accounted for approximately 3.5% of the Company’s total revenues for the year ended December 31, 2004. The Company recognized a gain of approximately $7.3 million from the sale of the properties.
          In February 2005 and April 2005, the Company sold two medical office buildings in Florida for approximately $6.8 million in net sales proceeds to the Company. The two properties comprised approximately $9.3 million ($7.4 million, net) of the Company’s real estate properties and accounted for approximately 0.5% of the Company’s total revenues for the year ended December 31, 2004. The Company recorded a $0.7 million impairment charge from the sale of the two properties.
          On April 20, 2005, a second senior living operator purchased five properties it leased from the Company producing net sales proceeds to the Company totaling $53.5 million. The five properties covered by the purchase options exercised by this operator comprised approximately $53.1 million ($44.4 million, net) of the Company’s real estate assets and accounted for approximately 2.5% of the Company’s total revenues for the year ended December 31, 2004. The Company recognized a gain of approximately $0.2 million from the sale of the five properties.
          In May 2005, the Company sold a land parcel for approximately $2.0 million in net proceeds to the Company and recognized no gain or loss on the transaction.
          Mortgage Notes Receivable Repayments
          During 2005, two mortgage notes receivable totaling approximately $4.1 million were repaid. The Company also received a $0.1 million prepayment penalty on the transaction.
          A summary of the 2005 dispositions is as follows (dollars in millions):

			Lease		Mortgage
		Net Real	Termination/	Other	And Other
	Net	Estate	Prepayment	(Including	Notes	Gain/	Square
	Proceeds	Investment	Penalties	Receivables)	Receivable	Loss	Footage

Real estate dispositions:
Purchase option-10 properties	$71.0	$60.9	$1.8	$1.0	$—	$7.3	563,379
Purchase option-5 properties	53.5	44.4	1.4	2.3	5.2	0.2	292,231
Florida-2 properties	6.8	7.4	—	0.1	—	(0.7)	58,559
Land Parcel	2.0	1.9	—	0.1	—	—	—

	133.3	114.6	3.2	3.5	5.2	6.8	914,169

Mortgage Notes Receivables Repayments:	4.2	—	0.1	—	4.1	—

Total 2005 Dispositions	$137.5	$114.6	$3.3	$3.5	$9.3	$6.8

     2004 Acquisitions
          Real Estate Acquisitions
          In March 2004, the Company acquired a medical office building in Chicago, Illinois for $18.0 million.
          In March and April 2004, the Company acquired 13 medical office buildings in Arizona, Michigan and Tennessee for $100.8 million.
          In April 2004, the Company acquired four medical office buildings in Washington, D.C. and Maryland for $41.3 million.
          In April 2004, the Company acquired an assisted living facility in Ft. Walton Beach, Florida for $4.8 million.
          In May and September 2004, the Company purchased land in Hawaii for $5.8 million for the construction of a medical office building and acquired a parcel of land in Texas for $1.8 million.

          In July 2004, the Company acquired 20 medical office buildings in and around Dallas, Texas for $133.0 million.
     2004 Mortgage Note Financings
          In February 2004, the Company originated a mortgage note receivable related to a physician clinic in Vero Beach, Florida for approximately $1.3 million.
     Mortgage Notes Receivable Foreclosures
          In April and October 2004, the Company had foreclosures (or transfers in lieu of foreclosure) related to two mortgage notes receivable totaling $6.3 million. The Company received title to these real estate properties and the properties’ fair values were determined to be not less than the carrying value of the mortgage notes receivable.
     2004 Dispositions And Mortgage Repayments
          Real Estate Dispositions
          In February and December 2004, the Company sold a physician clinic and an annex to the clinic in Florida for $6.8 million, resulting in a $0.6 million impairment charge. In these transactions, the Company also received a $1.3 million mortgage note.
          In April 2004, the Company sold an assisted living facility in Georgia for $4.5 million, resulting in a $0.6 million impairment charge upon sale due mainly to the reversal of a straight-line rent receivable.
          Mortgage Notes Receivable Repayments
          During 2004, five mortgage notes receivable were repaid totaling approximately $46.4 million.
5. OTHER ASSETS
          Other assets consist primarily of receivables, straight-line rent receivables, and intangible assets. Other assets as of December 31, 2005 and 2004 were as follows (in millions):

	December 31,
	2005	2004
Accounts receivable	$20.3	$18.9
Notes receivable	11.6	17.3
Allowance for uncollectible accounts	(2.0)	(2.0)
Straight-line rent receivables	21.1	23.2
Acquired accounts receivable	8.9	—
Equity investment in LLC	10.7	—
Deferred financing costs, net	5.7	7.5
Above-market intangible assets, net	6.7	6.8
Customer relationship intangible asset, net	1.6	1.6
Goodwill	3.5	3.5
Prepaid assets	5.5	4.7
Other	2.6	2.3

	$96.2	$83.8

          During the fourth quarter of 2005, the Company agreed to terminate several leases relating to a physician clinic in Virginia. At the time of the lease termination, the Company had outstanding receivables owed by the tenant of approximately $10.3 million. In connection with such termination and a related troubled debt restructuring, the Company received accounts receivable of the clinic (the “Acquired Receivables”), which the Company has estimated its fair value at $9.1 million, and recorded a fourth quarter impairment charge of $1.2 million, which is reflected in bad debt expense on the Company’s Consolidated Statement of Income. In connection with these transactions, the Company also entered into a new long-term master lease agreement with a new lessee for the same properties providing for annual minimum lease payments of approximately $5.0 million.
6. INTANGIBLE ASSETS AND LIABILITIES
          The Company has several types of intangible assets and liabilities included in its Consolidated Balance Sheets, including but not limited to goodwill, deferred financing costs, above-, below-, and at-market lease intangibles, and customer relationship intangibles. The Company’s gross intangible assets and liabilities as of December 31, 2005 and 2004 consisted of the following (in millions):

			Weighted
	December 31,		Avg Life	Balance Sheet
	2005	2004	(Years)	Classification

Goodwill	$3.5	$3.5	N/A	Other assets
Deferred financing costs, net	5.7	7.5	8.0	Other assets
Above-market lease intangibles, net	6.7	6.8	70.4	Other assets
Customer relationship intangibles, net	1.6	1.6	39.0	Other assets
Below-market lease intangibles, net	(0.4)	(0.4)	4.6	Other liabilities
At-market lease intangibles, net	17.7	29.9	3.5	Real estate properties

Total	$34.8	$48.9	13.6

          As of December 31, 2005 and 2004, the accumulated amortization of the Company’s intangible assets and liabilities totaled approximately $28.2 million and $14.1 million, respectively. Amortization of the intangible assets and liabilities, in place as of December 31, 2005, is expected to be approximately $11.6 million, $5.3 million, $2.7 million, $1.7 million, and $1.2 million, respectively, for each of the years ended December 31, 2006 through 2010.
7. NOTES AND BONDS PAYABLE
          Notes and bonds payable as of December 31, 2005 and 2004 consisted of the following (in thousands):

	December 31,
	2005	2004
Unsecured credit facility due 2006	$73,000	$9,000
Senior notes due 2006	29,400	49,700
Senior notes due 2011, net	306,629	310,623
Senior notes due 2014, net	298,708	298,584
Mortgage notes payable	70,709	50,189
Other note payable	0	1,168

	$778,446	$719,264

          As of December 31, 2005, the Company was in compliance with all covenant requirements under its various debt instruments.
          Unsecured Credit Facility due 2006
          In October 2003, the Company entered into a $300.0 million unsecured credit facility (the “Unsecured Credit Facility due 2006”) with a syndicate of 12 banks due in October 2006. In January 2006, the Unsecured Credit Facility due 2006 was replaced with the Unsecured Credit Facility due 2009 as discussed in more detail below. Rates for borrowings under the Unsecured Credit Facility due 2006 were, at the Company’s option, based on LIBOR or the higher of the Federal Funds Rate plus 1/2 of 1% or the agent bank’s prime rate and could vary based on the Company’s debt rating. The weighted average rate on borrowings outstanding as of December 31, 2005 and 2004 was 5.42% and 3.5%, respectively. In addition, the Company incurred an annual facility fee of 0.35% on the commitment, which could fluctuate based on the Company’s debt rating. The Unsecured Credit Facility due 2006 contained certain representations, warranties, and financial and other covenants customary in such loan agreements.
          Unsecured Credit Facility due 2009
          The Unsecured Credit Facility due 2009 was entered into in January 2006 with a syndicate of 12 banks, and at the Company’s option, may be increased to $650.0 million during the first two years, subject to the arrangement of additional commitments, and may be extended one additional year. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swing line loans and competitive bid advances) will bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%) plus (y) a margin ranging from 0.60% to 1.20% (currently 0.90%), based upon the Company’s unsecured debt ratings. In addition, the Company will pay a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (currently 0.20%), based on the Company’s unsecured debt ratings. The Credit Facility due 2009 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. The Company had borrowing capacity remaining of $331.0 million under the facility as of January 31, 2006.
          Senior Notes due 2006
          In April 2000, the Company privately placed $70.0 million of unsecured senior notes (the “Senior Notes due 2006”) with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bear interest at 9.49%, payable semi-annually, and mature on April 1, 2006. The Company will repay the remaining principal balance of $29.4 million upon maturity. The note agreements pursuant to which the Senior Notes due 2006 were purchased contain certain representations, warranties, and financial and other covenants customary in such loan agreements.
          Senior Notes due 2011
          In 2001, the Company publicly issued $300.0 million of unsecured senior notes due 2011 (the “Senior Notes due 2011”). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were originally issued at a discount of approximately $1.5 million, which yielded an

8.202% interest rate per annum upon issuance. In 2001, the Company entered into interest rate swap agreements for notional amounts totaling $125.0 million to offset changes in the fair value of $125.0 million of the notes. The Company paid interest at the equivalent rate of 1.99% over six-month LIBOR. In March 2003, the Company terminated these interest rate swap agreements and entered into new swaps under terms identical to those of the 2001 swap agreements except that the equivalent rate was adjusted to 4.12% over six-month LIBOR. The Company received cash equal to the fair value of the terminated swaps of $18.4 million. The fair value gain of the terminated swaps is combined with the principal balance of the Senior Notes due 2011 on the Company’s Consolidated Balance Sheets and is being amortized against interest expense over the remaining term of the notes, offsetting the increase in the spread over LIBOR. The aggregate fair value of the in-place swaps is reported in other liabilities with an offsetting decrease to the Senior Notes due 2011 included in notes and bonds payable on the Company’s Consolidated Balance Sheets. The derivative instruments meet all requirements of a fair value hedge and have been accounted for using the “shortcut method” as set forth in SFAS No. 133. As such, changes in fair value have had no impact on the Company’s Consolidated Statements of Income. The following table reconciles the balance of the Senior Notes due 2011 on the Company’s Consolidated Balance Sheets as of December 31, 2005 and 2004 (in thousands):

	December 31,
	2005	2004

Senior Notes due 2011 principal balance	$300,000	$300,000
Unamortized net gain	12,226	14,048
Fair value of interest rate swaps	(5,597)	(3,425)

	$306,629	$310,623

          Senior Notes due 2014
          On March 30, 2004, the Company publicly issued $300.0 million of unsecured senior notes due 2014 (the “Senior Notes due 2014”). The Senior Notes due 2014 bear interest at 5.125%, payable semi-annually on April 1 and October 1, and are due on April 1, 2014, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, yielding a 5.19% interest rate per annum. The following table reconciles the balance of the Senior Notes due 2014 on the Company’s Consolidated Balance Sheets as of December 31, 2005 and 2004 (in thousands):

	December 31,
	2005	2004

Senior Notes due 2014 principal balance	$300,000	$300,000
Unamortized discount	(1,292)	(1,416)

	$298,708	$298,584

          Mortgage Notes Payable
          As of December 31, 2005, the Company had outstanding 13 non-recourse mortgage notes payable, with the related collateral, as follows (dollars in millions):

						Investment In	Contractual	Contractual
		Effective		Number		Collateral at	Balance at	Balance at
	Original	Interest	Maturity	of Notes		December 31,	December 31,	December 31,
	Balance	Rate	Date	Payable	Collateral	2005	2005	2004

Life Insurance Co.	$23.3	7.765%	7/26	1	MOB	$46.0	$20.8	$21.2

Life Insurance Co.	4.7	7.765%	1/17	1	MOB	11.0	3.4	3.6

Commercial Bank	35.0	7.220%	5/11	8	10 MOBs	79.8	22.2	25.4

Commercial Bank	5.3	5.550%	4/31	1	SNF	10.1	5.2	—

Commercial Bank	4.0	8.000%	4/32	1	SNF	8.0	4.0	—

Life Insurance Co.	15.1	5.490%	1/16	1	MOB	32.5	15.1	—

				13		$187.4	$70.7	$50.2

MOB-Medical office building
SNF-Skilled nursing facility
          The $23.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in July 2026. The $4.7 million note is payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due in January 2017. The eight notes totaling $35.0 million are fully amortizing notes, amortizing in monthly installments of principal and interest and mature in May 2011. The $5.3 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in April 2031. The $4.0 million note is payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due in April 2032. The $15.1 million note is payable in monthly installments of principal and interest based on a 10-year amortization with the final payment due in January 2016. The contractual interest rates for the thirteen outstanding mortgage notes ranged from 5.49% to 8.50% at December 31, 2005.
          Other Note Payable
          In July 1999, the Company entered into a $7.0 million note with a commercial bank. The note bore interest at 7.53% and was repaid in full in July 2005.
          Other Long-Term Debt Information
          The Unsecured Credit Facility due 2006 and the Senior Notes due 2006 mature in 2006. The Unsecured Credit Facility due 2006 was replaced with a new credit facility in January 2006, and the Senior Notes due 2006 will be fully repaid in April 2006. Future maturities of long-term debt as of December 31, 2005 are as follows (in thousands):

2006	$108,647
2007	6,742
2008	7,247
2009	7,796
2010	8,383
2011 and thereafter	639,631

$778,446

          During the years ended December 31, 2005, 2004 and 2003, interest paid totaled $50.1 million, $41.8 million and $35.3 million, and interest capitalized totaled $1.4 million, $1.8 million and $0.7 million, respectively.
          In the Company’s 1998 acquisition of Capstone Capital Corporation (“Capstone”), it acquired four interest rate swaps previously entered into by Capstone. In order to set the liabilities assumed by the Company, the Company, concurrently with the acquisition, acquired off-setting swaps. The remaining liability as of December 31, 2005, 2004 and 2003 was $0.4 million, $0.6 million and $0.7 million, respectively.
8. STOCKHOLDERS’ EQUITY
          The Company had no preferred shares outstanding and had common shares outstanding for each of the three years ended December 31, 2005 as follows:

	Year Ended December 31,
	2005	2004	2003

Common Shares
Balance, beginning of period	47,701,108	42,991,416	42,158,564
Issuance of stock	29,348	4,686,789	819,560
Shares awarded as deferred stock compensation, net of forfeitures	37,692	22,903	13,292

Balance, end of period	47,768,148	47,701,108	42,991,416

          During 2005 and 2004, the Company granted 39,220 shares and 23,011 shares, respectively, of restricted stock to directors and employees under its various benefit plans. The shares on the dates of grant had market values of approximately $1.5 million and $0.9 million, respectively, with vesting periods ranging from 30 to 120 months.
          On July 28, 2004, the Company sold 4,000,000 shares of Common Stock, par value $0.01 per share, at $36.30 per share ($34.57 per share net of underwriting discounts and commissions) in an underwritten public offering. The Company received approximately $138.3 million in net proceeds from the offering. On August 5, 2004, the underwriters purchased 600,000 additional shares to cover over-allotments generating approximately $20.7 million in additional net proceeds to the Company. The proceeds from the offering, including the over-allotment proceeds, were used to fund the acquisition of 20 buildings from Baylor Health Care System, to repay the outstanding balance on the Unsecured Credit Facility due 2006, and for general corporate purposes.
          On September 5, 2003, the Company sold 750,000 shares of Common Stock, par value $0.01 per share, in an underwritten public offering for net proceeds of $23.3 million.

          On September 30, 2002, the Company redeemed all of its 8 7/8% Series A Voting Cumulative Preferred. No preferred shares have been reissued.
          Comprehensive income is the same as net income for the Company for all periods presented.
9. BENEFIT PLANS
     Executive Retirement Plan
          The Company has an Executive Retirement Plan, under which an officer designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the officer reaches age 65 and has completed five years of service with the Company) 60% of the officer’s final average earnings (defined as the average of the executive’s highest three years’ earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the officer.
     Retirement Plan for Outside Directors
          The Company has a retirement plan for outside directors which after completion of five years of service and upon retirement will pay annually, for a period not to exceed 15 years, an amount equal to the director’s annual retainer and meeting fee compensation (for 2005 this amount ranged from $38,000 to $50,000) immediately preceding retirement from the Board.
     Retirement Plan Information
          Net expense for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the “Plans”) for the three years in the period ended December 31, 2005 is comprised of the following (in thousands):

	2005	2004	2003

Service cost	$681	$543	$418
Interest cost	447	351	282
Other	126	48	31

	$1,254	$942	$731

          The Plans are un-funded, and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations as of December 31, 2005 and 2004 (in thousands).

	2005	2004
Benefit obligation at beginning of year	$6,615	$5,682
Service cost	681	543
Interest cost	447	351
Other	126	(210)
Actuarial gain	476	249

Benefit obligation at end of year	8,345	6,615
Unrecognized net actuarial (gain) loss	(1,444)	(968)

Net pension liability in other liabilities	$6,901	$5,647

          Accounting for the Executive Retirement Plan for the yeas ended December 31, 2005 and 2004 assumes a discount rate of 6.40% and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes a discount rate of 6.40%.
10. STOCK PLANS
     2003 Employees Restricted Stock Incentive Plan
          The Restricted Stock Plan, as amended, authorizes the Company to issue 2,099,853 shares of common stock to its employees. The Restricted Stock Plan terminates on December 1, 2012. As of December 31, 2005 and 2004, the Company had issued, net of forfeitures, a total of 68,469 and 37,654 restricted shares, respectively, under the Restricted Stock Plan and a total of 1,301,852 and 1,302,975 restricted shares, respectively, under its predecessor plan for compensation-related awards to employees. No additional shares will be issued under the predecessor plan. The shares issued under the Restricted Stock Plan and its predecessor plan are generally subject to fixed vesting periods varying from three to ten years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the shares have been issued, the employee has the right to receive dividends and the right to vote the shares. Compensation expense recognized in 2005, 2004 and 2003 from the amortization of the value of the shares issued under the Restricted Stock Plan and its predecessor plan was $3.6 million, $3.6 million and $3.4 million, respectively.
     Non-Employee Directors’ Stock Plan
          Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the “1995 Directors’ Plan”), the directors’ stock vests for each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director’s service, at no cost to the Company. As of December 31, 2005 and 2004, the Company had a total of 72,827 and 80,827 authorized shares under the 1995 Directors’ Plan, respectively, that had not been issued. As of December 31, 2005 and 2004, the Company had issued a total of 27,173 and 19,173 shares, respectively, pursuant to the 1995 Directors’ Plan. For 2005, 2004, and 2003, compensation expense resulting from the amortization of the value of these shares was $33,783, $30,571, and $25,936, respectively.
     Dividend Reinvestment Plan
          The Company is authorized to issue 1,000,000 shares of Common Stock to shareholders under the Dividend Reinvestment Plan. As of December 31, 2005 and 2004, the Company had a total of 321,704 and 304,488 shares, respectively, which had been issued. The Company believes it is current on all of its filings with the Securities and Exchange Commission. However, due to the untimely filing of its Form 10-K for the year ended December 31, 2004 and Form 10-Qs during 2005, the Company does not believe it will be eligible to issue shares under its Dividend Reinvestment Plan until November 30, 2006, twelve months after the Company became current on its filings with the Securities and Exchange Commission.

     Employee Stock Purchase Plan
          Effective January 2000, the Company adopted the Employee Stock Purchase Plan pursuant to which the Company is authorized to issue shares of Common Stock. The Employee Stock Purchase Plan, a qualified 423 plan, is a non-compensatory plan and effectively replaces the 1995 Employee Purchase Plan. All options issued under the 1995 Employee Purchase Plan expired in April 2002. As of December 31, 2005 and 2004, the Company had a total of 636,653 and 665,774 shares authorized under the Employee Stock Purchase Plan, respectively, which had not been issued or optioned. Under the Employee Stock Purchase Plan, each eligible employee in January of each year is able to purchase up to $25,000 of Common Stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the “Exercise Date”). The number of shares subject to each year’s option becomes fixed on the date of grant. Options granted under the Employee Stock Purchase Plan expire if not exercised 27 months after each such option’s date of grant.
          A summary of the Employee Stock Purchase Plan activity and related information for the three years in the period ended December 31, 2005 is as follows:

	All Options
	2005	2004	2003

Outstanding, beginning of year	141,037	157,354	187,089
Granted	119,730	103,452	142,618
Exercised	(12,132)	(48,785)	(36,747)
Forfeited	(45,659)	(25,448)	(72,204)
Expired	(44,950)	(45,536)	(63,402)

Outstanding and exercisable at end of year	158,026	141,037	157,354
Weighted-average fair value of options granted during the year (calculated as of the grant date)	$7.74	$6.29	$5.04
Weighted-average exercise price of options exercised during the year	$25.78	$25.81	$22.44
Weighted-average exercise price of options outstanding (calculated as of December 31)	$28.28	$27.97	$24.86
Range of exercise prices of options outstanding (calculated as of December 31)	$28.28-$28.28	$23.80-$30.39	$18.06-$24.86
Weighted-average contractual life of outstanding options (calculated as of December 31, in years)	0.8	0.8	0.9
          The fair value for these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2005, 2004 and 2003: risk-free interest rates of 3.08%, 1.27% and 1.70%; dividend yields of 7.50%, 8.68% and 8.79%; volatility factors of the expected market price of the Company’s common stock of 0.194, 0.192 and 0.179, respectively; and an expected life of each option of 1.51, 1.54 and 1.50 years.
11. EARNINGS PER SHARE
          The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128 for the three years in the period ended December 31, 2005 (dollars in thousands, except per share data).

	Year Ended December 31,
	2005	2004	2003

Weighted Average Shares
Average Shares Outstanding	47,746,562	45,015,205	42,430,380
Unvested Restricted Stock Shares	(1,281,347)	(1,308,677)	(1,287,761)

Weighted Average Shares — Basic	46,465,215	43,706,528	41,142,619

Weighted Average Shares — Basic	46,465,215	43,706,528	41,142,619
Dilutive effect of Restricted Stock Shares	894,134	867,671	646,722
Dilutive effect of Employee Stock Purchase Plan	47,449	53,276	50,847

Weighted Average Shares — Diluted	47,406,798	44,627,475	41,840,188

Earnings Available to Common Stockholders
Income from Continuing Operations	$37,143	$42,186	$44,970
Discontinued Operations	15,525	13,347	15,432

Net income	$52,668	$55,533	$60,402

Basic Earnings Per Common Share
Income from Continuing Operations per common share	$0.80	$0.97	$1.09
Discontinued Operations per common share	0.33	0.30	0.38

Net income per common share	$1.13	$1.27	$1.47

Diluted Earnings Per Common Share
Income from Continuing Operations per common share	$0.78	$0.94	$1.07
Discontinued Operations per common share	0.33	0.30	0.37

Net income per common share	$1.11	$1.24	$1.44

12. COMMITMENTS AND CONTINGENCIES
     Construction in Progress
          As of December 31, 2005, the Company had a net investment of approximately $171,000 in one development in progress, which has a total remaining funding commitment of approximately $21.9 million. The Company anticipates completion of this medical office building in the third quarter of 2007. The Company also has an investment of $6.9 million in a land parcel in Hawaii on which the Company anticipates it will begin construction of a $47.0 million medical office building in late 2006 or early 2007. The Company has a total remaining funding commitment of approximately $40.2 million and anticipates completion of the building in late 2008.
          In January 2006, the Company entered into an agreement to develop a medical office building in Texas. The Company has committed $30.6 million for this project and anticipates completion of the building in the second quarter of 2007.
          The Company also had various tenant improvement obligations related to its operating properties with remaining commitments totaling approximately $8.5 million as of December 31, 2005. The Company anticipates that the majority of these amounts will be funded during 2006.

     Operating Leases
          As of December 31, 2005, the Company was obligated under operating lease agreements consisting primarily of the Company’s corporate office lease and ground leases related to 34 real estate investments with expiration dates through 2077. Rental expense relating to the operating leases for the years ended December 31, 2005, 2004, and 2003 was $3.5 million, $2.7 million, and $1.4 million, respectively. The Company’s future minimum lease payments for its operating leases as of December 31, 2005 are as follows (in thousands):

2006	$3,189
2007	3,229
2008	3,276
2009	3,386
2010	3,331
2011 and thereafter	235,808

$252,219

     Legal Proceedings
          On October 9, 2003, HR Acquisition I Corporation (f/k/a Capstone Capital Corporation, “Capstone”), a wholly-owned affiliate of the Company, was served with the Third Amended Verified Complaint in a shareholder derivative suit which was originally filed on August 28, 2002 in the Jefferson County, Alabama Circuit Court by a shareholder of HealthSouth Corporation. The suit alleges that certain officers and directors of HealthSouth, who were also officers and directors of Capstone, sold real estate properties from HealthSouth to Capstone and then leased the properties back to HealthSouth at artificially high values, in violation of their fiduciary obligations to HealthSouth. The Company acquired Capstone in a merger transaction in October 1998. None of the Capstone officers and directors remained in their positions following the Company’s acquisition of Capstone. The complaint seeks an accounting and disgorgement of monies obtained by the allegedly wrongful conduct and other unspecified compensatory and punitive damages. There is currently a stay on discovery in the case. The Company will defend itself vigorously and believes that the claims brought by the plaintiff are not meritorious.
          The Company is not aware of any other pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company’s financial condition or results of operations.
     Hurricane Casualty Losses
          The Company owns two multi-story office buildings in New Orleans, Louisiana that sustained flood and wind damage from Hurricane Katrina in August 2005, for which the Company has a total gross investment of $11.7 million, and a net investment of $9.9 million as of December 31, 2005. The Company also owns one building in Texas that sustained water damage from Hurricane Rita in September 2005. While occupancy was temporarily suspended in the Louisiana buildings, they reopened on February 1, 2006, with minor repairs expected to continue through the remainder of the first quarter of 2006. The damage to the Texas building was minor, and did not impact occupancy or cash flows.

          The Company has insurance coverage for damage caused by wind and flood, subject to certain deductibles and limitations. Estimated insurance recoveries, pursuant to the policy provisions, total approximately $2.1 million and are applied first to repairs and clean-up expenditures (to the extent not subject to coverage limitations), and then to capital replacements. As of December 31, 2005, the Company estimated its expenditures related to returning the New Orleans properties to their previous operating condition, as required by the contractual arrangements with tenants/sponsors, to be approximately $4.0 million. The $4.0 million estimate included an estimated $1.3 million for repairs and clean-up expenditures, and $2.7 million for capital replacement expenditures. Based on updated estimates and information, the Company anticipates that all of the repairs and clean-up expense will be recovered from insurance proceeds, and that the Company will realize net casualty losses of approximately $1.9 million.
          During the period since August 29, 2005, the Company has been exposed to business interruption with respect to the Louisiana buildings. However, these buildings are supported under Property Operating Agreements with a sponsoring organization, which guarantee a net return to the Company of at least $1.2 million per year through 2018. Income accrued under the property operating agreement is included in other operating income. In 2005, no recovery under business interruption insurance has been recorded. Business interruption insurance proceeds, when realized, will reduce amounts due from the sponsor. The Company’s insurance policies cover business interruption losses incurred for a period approximating one year. The Property Operating Agreement sponsor is believed to have income and assets sufficient to honor its obligations under the Property Operating Agreement.
          As of December 31, 2005, the Company’s liability related to hurricane damages, net of amounts paid, was approximately $3.6 million, and is included in Accounts payable and accrued liabilities on the accompanying Consolidated Balance Sheet. The Company’s receivable from insurance recoveries was approximately $2.1 million as of December 31, 2005, and is included in other assets on the accompanying Consolidated Balance Sheet. The Company recognized approximately $1.9 million of net casualty losses during the year ended December 31, 2005, which are included in depreciation expense on the accompanying Consolidated Statement of Income. Any additional losses incurred will be recognized when they become probable and can be reasonably estimated, and any gains will be recognized when realized. As of December 31, 2005, no estimate can be made of the range of additional loss, if any, that is at least reasonably possible.
     Partnership Cash Distribution Settlement
          In December 2005, the Company settled a dispute related to the interpretation of the cash distributions provisions under a partnership agreement, where the counterparty is a limited partner and tenant and where the Company is the general partner. The settlement resulted in collection by the partnership of all outstanding rent receivables due from the limited partner and tenant, and a charge to partnership income for the settlement amount of approximately $1.0 million. This decrease in receivables and charge to partnership income are net of eliminations and reflect the impact on the consolidated financial statements as of and for the year ended December 31, 2005. The net charge to partnership income related to the settlement of approximately $1.0 million is included in Property operating expense in the 2005 Consolidated Statement of Income.
13. OTHER DATA (UNAUDITED)
     Taxable Income
          The Company has elected to be taxed as a REIT, as defined under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders.
          As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying Consolidated Financial Statements. If the Company fails to qualify as a REIT for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income.
          Earnings and profits, the current and accumulated amounts of which determine the taxability of distributions to stockholders, vary from net income because of different depreciation recovery periods and methods, and other items.
          The following table reconciles the Company’s consolidated net income to taxable income for the three years ended December 31, 2005 (in thousands):

	Year Ended December 31,
	2005	2004	2003

Net income	$52,668	$55,533	$60,402
Items to Reconcile Net Income to Taxable Income:
Depreciation and amortization	15,519	12,189	7,815
Gain or loss on disposition of depreciable assets	2,851	668	83
Straight-line rent	(97)	(1,570)	(2,265)
VIE Consolidation	3,183	6,861	5,727
Provision for bad debt	8,273	(4,200)	(5,935)
Deferred compensation	4,314	3,554	(7,752)
Other	(2,494)	(2,225)	(822)

	31,549	15,277	(3,149)

Taxable income(1)	$84,217	$70,810	$57,253

(1)	Before REIT dividend paid deduction
     Characterization Of Distributions
          Distributions in excess of earnings and profits generally constitute a return of capital. The following table gives the characterization of the distributions on the Company’s common shares for the three years ended December 31, 2005, 2004 and 2003. For the three years ended December 31,

2005, 2004 and 2003, there were no preferred shares outstanding. As such, no dividends were distributed for those periods.

	December 31,
	2005		2004		2003
	Per share	%	Per share	%	Per share	%
Common Shares:
Ordinary Income	$1.77	67.37%	$1.63	63.78%	$1.42	57.48%
Return of Capital	0.74	28.20%	0.92	36.22%	1.05	42.52%
20% Capital Gain	—	—	—	—	—	—
Unrecaptured section 1250 gain	0.12	4.43%	—	—	—	—
Qualified 5 year Capital gain	—	—	—	—	—	—

Common Shares distributions	$2.63	100.00%	$2.55	100.00%	$2.47	100.00%

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
          The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value as of December 31, 2005 and 2004 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses as of December 31, 2005 and 2004, based on the Company’s current interest rates for similar types of borrowing arrangements. The carrying amount of the Company’s notes and bonds payable as of December 31, 2005 and 2004 was approximately $0.8 million more than and $9.3 million less than the fair value, respectively. The carrying amount of the Company’s mortgage notes receivable as of December 31, 2005 and 2004 was approximately $0.2 million and $6.1 million less than the fair value, respectively. The carrying amount of the Company’s notes receivable as of December 31, 2005 and 2004 was approximately $0.5 million and $0.7 million more than the fair value, respectively.
15. SUBSEQUENT EVENTS
     Dividend Declared
          On January 24, 2006, the Company declared its quarterly Common Stock dividend in the amount of $0.660 per share ($2.64 annualized) payable on March 2, 2006 to shareholders of record on February 15, 2006.
     Financing Transaction
          On January 25, 2006, the Company fully repaid and replaced its existing $300.0 million Unsecured Credit Facility due 2006 with a new $400.0 million unsecured credit facility (the “Unsecured Credit Facility due 2009”) due in January 2009. See Note 7 for more detail.
     Acquisitions and Dispositions
          In February 2006, the Company acquired a $16.0 million mortgage note receivable. The mortgage note receivable is secured by 23 skilled nursing facilities, four assisted living facilities, and one independent living facility located in five states.
          In February 2006, a $15.0 million mortgage note receivable was repaid.
          As discussed in Note 3, the Company received notice on September 29, 2005 from a sponsor under a property operating agreement of its intent to purchase three properties under property operating agreements with the Company. The three properties covered by the purchase options exercised by this operator comprised approximately $9.7 million ($8.0 million, net), included in assets held for sale as of December 31, 2005, of the Company’s real estate properties and accounted for approximately 0.5% of the Company’s revenues from continuing operations for the year ended December 31, 2005. These properties were sold in January 2006. The Company recognized a gain of approximately $3.3 million on the sale.
     Development Projects
          In January 2006, the Company entered into an agreement to develop a medical office building in Texas. The Company has committed $30.6 million for this project and anticipates completion of the building in the second quarter of 2007.
     Mortgage Note Receivable Repayment
          In January 2006, the Company received notice from an operator of its intent to prepay its mortgage notes receivable. The mortgage notes receivable, totaling approximately $12.4 million at December 31, 2005, accounted for approximately 0.5% of the Company’s revenues from continuing operations for the year ended December 31, 2005. The Company expects the note will be repaid in March 2006.

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
          Quarterly financial information for the years ended December 31, 2005 and 2004 is summarized below. The results of operations for 2004 and the first three quarters of 2005 have been restated to show the effect of reclassifying properties sold or to be sold as discontinued operations as required by FAS 144.

	Quarter Ended
(In thousands, except per share data)	March 31	June 30	September 30	December 31

2005
Revenues from continuing operations	$60,582	$60,651	$66,413	$66,890

Income from continuing operations	$10,236	$8,201	$7,912	$10,794

Discontinued operations	$10,512	$3,366	$752	$895

Net income	$20,748	$11,567	$8,664	$11,689

Basic Earnings per common share:
Income from continuing operations	$0.22	$0.18	$0.17	$0.23

Discontinued operations	$0.23	$0.07	$0.02	$0.02

Net income	$0.45	$0.25	$0.19	$0.25

Diluted Earning per common share:
Income from continuing	$0.22	$0.17	$0.17	$0.23

Discontinued operations	$0.22	$0.07	$0.02	$0.02

Net income	$0.44	$0.24	$0.19	$0.25

2004
Revenues from continuing operations	$47,760	$54,598	$59,082	$61,274

Income from continuing operations	$10,877	$11,030	$11,445	$8,834

Discontinued operations	$3,941	$3,186	$3,412	$2,808

Net income	$14,818	$14,216	$14,857	$11,642

Basic Earnings per common share:
Income from continuing operations	$0.26	$0.26	$0.25	$0.19

Discontinued operations	$0.10	$0.08	$0.08	$0.06

Net income	$0.36	$0.34	$0.33	$0.25

Diluted Earning per common share:
Income from continuing operations	$0.26	$0.26	$0.25	$0.18

Discontinued operations	$0.09	$0.07	$0.07	$0.06

Net income	$0.35	$0.33	$0.32	$0.24