Form 10-K, Exhibit 13
period 2006-12-31
HEALTHCARE REALTY TRUST INC
filed 2007-03-01
CIK 899749

EXHIBIT 13
SELECTED FINANCIAL INFORMATION
     The following table sets forth financial information for the Company, which is derived from the Consolidated Financial Statements of the Company:

	Years Ended December 31,
(Dollars in thousands, except per share data)	2006(1)	2005(2)	2004(2)	2003(2)	2002(2)

Statement of Income Data:
Total revenues	$264,882	$251,772	$220,196	$171,263	$161,508
Total expenses	$229,375	$215,881	$179,085	$127,270	$122,486

Income from continuing operations	$35,507	$35,891	$41,111	$43,993	$39,022
Discontinued operations	$4,212	$16,777	$14,422	$16,409	$23,361

Net income	$39,719	$52,668	$55,533	$60,402	$62,383

Per Share Data:
Basic:
Income from continuing operations per common share	$0.76	$0.77	$0.94	$1.07	$0.82
Discontinued operations per common share	$0.09	$0.36	$0.33	$0.40	$0.58

Net income per common share	$0.85	$1.13	$1.27	$1.47	$1.40

Diluted:
Income from continuing operations per common share	$0.75	$0.76	$0.92	$1.05	$0.81
Discontinued operations per common share	$0.09	$0.35	$0.32	$0.39	$0.56

Net income per common share	$0.84	$1.11	$1.24	$1.44	$1.37

Weighted average common shares outstanding — Basic	46,527,857	46,465,215	43,706,528	41,142,619	40,701,516
Weighted average common shares outstanding — Diluted	47,498,937	47,406,798	44,627,475	41,840,188	41,487,780
Balance Sheet Data (as of the end of the period):
Real estate properties, net	$1,558,620	$1,517,247	$1,562,794	$1,331,323	$1,287,113
Mortgage notes receivable	$73,856	$105,795	$40,321	$91,835	$102,792
Assets held for sale, net	$—	$21,415	$61,246	$—	$—
Total assets	$1,734,639	$1,747,652	$1,750,810	$1,501,802	$1,473,806
Notes and bonds payable	$849,982	$778,446	$719,264	$590,281	$545,063
Total stockholders’ equity	$825,672	$912,468	$980,616	$876,130	$891,452
Other Data:
Funds from operations — Basic (3)	$101,106	$107,943	$110,172	$103,716	$94,261
Funds from operations — Diluted (3)	$101,106	$107,943	$110,172	$103,716	$94,261
Funds from operations per common share — Basic (3)	$2.17	$2.32	$2.52	$2.52	$2.32
Funds from operations per common share — Diluted (3)	$2.13	$2.28	$2.47	$2.48	$2.27
Dividends declared and paid per common share	$2.64	$2.63	$2.55	$2.47	$2.39

(1)	The Company plans to sell its senior living portfolio during the first and second quarters of 2007. See Note 15 to the Consolidated Financial Statements.

(2)	The years ended December 31, 2005, 2004, 2003 and 2002 are restated for discontinued operations presentation. See Note 1 for more details on the Company’s discontinued operations at December 31, 2006.

(3)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of Funds From Operations (“FFO”), including why the Company presents FFO and a reconciliation of FFO to net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
OVERVIEW
Business Overview
     Healthcare Realty Trust Incorporated (the “Company”) operates under the Internal Revenue Code of 1986, as amended, as an indefinite life real estate investment trust (“REIT”). The Company, a self-managed and self-administered REIT, integrates owning, managing and developing income-producing real estate properties and mortgages associated with the delivery of healthcare services throughout the United States. Management believes that by providing a complete spectrum of real estate services, the Company can differentiate its competitive market position, expand its asset base and increase revenues over time.
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
Executive Overview
     Since its inception, the Company has been selective about the properties it acquires and develops. Management believes that by investing in properties associated with or adjacent to leading healthcare providers and in markets with a robust demand for outpatient healthcare facilities, the Company will enhance its prospects for long-term stability and growth. The Company’s portfolio, diversified by facility type, geography, and tenant mix, helps mitigate its exposure to fluctuating economic conditions, tenant and sponsor credit risks, and changes in clinical practice patterns.
     Based on market transactions during the last several quarters, management continues to see high valuations in the medical office sector. Despite the highly competitive market for these assets, the Company continues to aggressively pursue existing property investments and is focused on improving operations in its existing portfolio of managed, multi-tenanted properties.
     Given the competitive environment for acquisitions of healthcare properties, the Company has increased its efforts on developing outpatient medical facilities, which management believes offers higher returns and long-term growth potential. While the time required to construct and lease some of these developments may take two or three years, management believes that the Company’s ability to identify promising development opportunities, construct quality facilities, and lease them strategically will lead to higher returns over the long-term.
     The Company remains focused on outpatient-related facilities, whose tenants historically have represented, together with their related acute care hospital providers, more than half of the $2 trillion in national healthcare spending each year.
     The Company has six development projects underway – three with Baylor Health Care System in Texas, and one each in Colorado, Washington state, and Hawaii – totaling 770,000 square feet and with budgets totaling $177.8 million. The Company expects completion of the Texas and Washington state projects in 2007, the Colorado project (which includes two buildings) in 2008, and the Hawaii project in 2009. Management expects its development pipeline, with selective acquisitions and dispositions in the ordinary course of business, should result in net new investments of approximately $150 — $200 million annually.
     To fund its investment activity, the Company continues to be well positioned from a capital structure and liquidity viewpoint. At December 31, 2006, the Company had $190.0 million of indebtedness outstanding with borrowing capacity remaining of $210.0 million under its Unsecured Credit Facility due 2009, its debt-to-book capitalization ratio was 51.0%, and 76% of its existing debt portfolio had maturity dates after 2010.
Sale of the Senior Living Portfolio
     The Company announced on February 26, 2007 its plan to sell its portfolio of senior living assets. At December 31, 2006, the senior living portfolio included 62 real estate properties in which the Company had investments totaling $340.6 million ($269.3 million, net) and 16 mortgage notes and notes receivable in which the Company had investments totaling $71.8 million. The

Company’s real estate portfolio, after selling the senior living assets, will consist predominantly of medical office and outpatient facility types, which management believes will further reduce the business-risk profile of the Company. Following the sales, the Company will have investments of approximately $1.6 billion in 177 real estate properties and mortgages. Sales of the properties are expected to close during the first and second quarters of 2007, subject to the terms of definitive agreements customary to these types of transactions. Proceeds of the sales are expected to fund repayments of debt on the Company’s Unsecured Credit Facility due 2009 and the payment of a one-time special dividend to its shareholders. See Note 15 to the Company’s Consolidated Financial Statements for more details of the senior living portfolio.
TRENDS AND MATTERS IMPACTING OPERATING RESULTS
     Management monitors factors and trends important to the Company and REIT industry in order to gauge the potential impact on the operations of the Company. Discussed below are some of the factors and trends that management believes may impact future operations of the Company.
Acquisitions
     During 2006, the Company acquired approximately $105.7 million of properties, mortgage notes, or equity interests in unconsolidated limited liability companies. See Note 4 to the Consolidated Financial Statements for more information on these acquisitions.
     Due to the high valuations of healthcare properties and the increased interest by non-traditional healthcare real estate investors in owning these types of properties, the Company expects its acquisitions of existing outpatient properties to be less than $100 million for the upcoming year.
Dispositions
     During 2006, the Company sold properties or received payments on mortgage notes resulting in net cash proceeds of approximately $104.3 million. In these transactions, the Company received mortgage notes receivable totaling $15.4 million and mortgage note prepayment penalty fees and lease termination fees totaling $2.5 million. See Note 4 to the Consolidated Financial Statements for more information on these dispositions. The Company’s gross investment in these assets was approximately $124.0 million ($114.1 million, net).
     The Company plans to dispose of its senior living assets, as discussed above, and may make other divestitures in the normal course of business during 2007. Following the sales of the senior living assets, the Company estimates that the remaining portfolio will generate a net income from continuing operations per annum run rate of approximately $32.0 million, or $0.67 per diluted common share, by the third quarter of 2007 and an FFO per annum run rate of approximately $77.0 million, or $1.63 per diluted common share, by the third quarter of 2007. The FFO amounts above include estimated net income and real estate-related depreciation and amortization. These estimates assume that the operating results of the properties in the remaining portfolio are consistent with the operating results at December 31, 2006. Actual results could vary significantly from these estimates due to a number of factors including those risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.
Investment Trends
     As of December 31, 2006, approximately 54% of the Company’s real estate investments consisted of properties leased to unaffiliated lessees pursuant to long-term net lease agreements or subject to financial support agreements with the healthcare sponsors that provide guarantees of the return on the Company’s investment in the properties. Approximately 41% of the Company’s real estate investments are multi-tenanted properties with shorter-term occupancy leases, but without other financial support agreements, with the remaining 5% of investments relating to the Company’s mortgage notes receivable portfolio and its investments in unconsolidated limited liability companies which are invested in real estate properties.
     Due to the high valuations of healthcare properties and the increased interest by non-traditional healthcare real estate investors in owning these types of properties, the Company has found it difficult to make accretive acquisitions. While the Company continues to pursue selective acquisitions, it has increased its efforts to develop outpatient medical facilities. By developing, rather than acquiring, those outpatient medical facilities, the Company expects to earn higher returns with greater growth potential. The diversity of tenants in these properties – physicians in nearly two-dozen specialties, as well as surgery, imaging, and diagnostic centers – and their diverse, historically stable sources of revenue lower the risk. While the time required to construct and lease some of these developments can take two to three years, over the long-term, the Company’s ability to efficiently manage and lease these properties is expected to lead to improved results.
     The development investments that the Company pursues fall into one of two categories: they are either relationship-based, such as the properties developed in conjunction with Baylor Health Care in Dallas; or they are market-driven, where the underlying fundamentals in a particular market make the development of medical office and outpatient facilities, without an existing healthcare system relationship, compelling. The Company’s relationship-based development pipeline currently represents over half of its opportunities. The Company is also taking advantage of its development expertise to pursue market-driven development opportunities. These opportunities – on sites that are most often near acute-care hospitals and in markets with strong population growth – are compelling because of fewer use and leasing restrictions, shorter development timelines, and the prospect for higher investment returns.
Discontinued Operations
     In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), discussed in more detail in Note 1 to the Consolidated Financial Statements, the Company must present the results of operations of significant real estate assets disposed of or held for sale as discontinued operations. Therefore, the results of operations from such assets are classified as discontinued operations for the current period, and all prior periods presented are restated to conform to the current period presentation. Readers of the Company’s Consolidated Financial Statements should be aware that each future disposal will result in a change to the presentation of the Company’s operations in the historical Consolidated Statements of Income as previously filed. Such reclassifications to the Consolidated Statements of Income will have no impact on previously reported net income.
     During the first quarter of 2007, the Company’s Board of Directors approved a plan to sell the Company’s senior living portfolio. Upon approval of this plan, the Company determined in accordance with SFAS No. 144, that these assets met the held for sale criteria during the first quarter of 2007. See “Sale of the Senior Living Portfolio” above and Note 15 to the Consolidated Financial Statements for more detail on these planned divestitures.
Amortization of In-Place Leases
     As discussed in Application of Critical Accounting Policies and in Note 1 to the Company’s Consolidated Financial Statements, when a building is acquired with in-place leases, SFAS No. 141, “Business Combinations” (“SFAS No. 141”), requires that the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill or customer relationship assets. The value of above- or below-market in-place leases is amortized against rental income or property operating expense over the average remaining term of the leases in-place upon acquisition. The value of at-market in-place leases and other intangible assets are amortized and reflected in amortization expense in the Company’s Consolidated Statements of Income. For the lease intangibles in place as of December 31, 2006, the remaining lives of the in-place leases ranged from one to 77 months. As the acquisition volume of in-place leases increases, the related amortization will increase. As these lease intangibles begin to fully amortize, the amount of amortization expense could decrease significantly from year to year.
Variable Interest Entities
     Included in the Company’s Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 are the assets, liabilities and results of operations of VIEs related to six senior living properties owned by the Company, pursuant to the provisions of FASB Interpretation (“FIN”) No. 46R, “Consolidation of Variable Interest Entities” (“FIN No. 46R”). The Company has lease and loan arrangements with each of these VIEs. Upon consolidation of these VIEs, rental income, notes receivable and related interest income recorded by the Company are eliminated against the offsetting amounts on the VIEs’ financial statements consolidated by the Company. As such, the Company’s results of operations reflect the operations of the VIEs rather than the lease and note agreements in place with the operators.
     The properties related to all of the Company’s 21 VIEs, including the six VIEs consolidated by the Company, will be sold by the Company as part of the sale of its senior living portfolio in 2007 which is discussed in more detail above. If circumstances dictate, however, the structure of future transactions with operators could create VIEs, which could result in consolidation of the VIEs’ results of operations.
FUNDS FROM OPERATIONS
     Funds From Operations (“FFO”) and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT’s operating performance equal to “net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” In 2003, the Securities and Exchange Commission issued a statement that impairment charges could not be added back to net income in calculating FFO. As such, the impairments discussed below negatively impacted FFO. Impairment charges will be recognized from time to time and will negatively impact FFO.

     As required by SFAS No. 144, the Company must assess the potential for impairment of its real estate properties and other long-lived assets whenever certain events occur, or a change in circumstances indicate that the Company’s net carrying amount recorded may not be fully recoverable. The Company recorded impairment charges of $5.6 million, $0.7 million, and $1.2 million, respectively, for the years ended December 31, 2006, 2005 and 2004. Included in impairment charges for 2006 is an impairment related to one building and an impairment related to acquired patient accounts receivable from a healthcare provider in a troubled debt restructuring that occurred in the fourth quarter of 2005. The impairment charges in 2005 and 2004 were related to the disposition of real estate assets which included the write-off of non-cash straight-line rent receivables.
     Management believes FFO and FFO per share to be supplemental measures of a REIT’s performance because they provide an understanding of the operating performance of the Company’s properties without giving effect to certain significant non-cash items, primarily depreciation and amortization expense. Management uses FFO and FFO per share to compare and evaluate its own operating results from period to period, and to monitor the operating results of the Company’s peers in the REIT industry. The Company reports FFO and FFO per share because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs; because FFO per share is consistently reported, discussed, and compared by research analysts in their notes and publications about REITs; and finally, because research analysts publish their earnings estimates and consensus estimates for healthcare REITs only in terms of fully diluted FFO per share and in terms of net income or earnings per share. For these reasons, management has deemed it appropriate to disclose and discuss FFO and FFO per share.
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
     The table below reconciles FFO to net income for the three years ended December 31, 2006.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2006	2005	2004

Net income	$39,719	$52,668	$55,533
Net gains on sales of real estate properties	(3,275)	(7,483)	—
Real estate depreciation and amortization	64,662	62,758	54,639

Total adjustments	61,387	55,275	54,639

Funds From Operations — Basic and Diluted	$101,106	$107,943	$110,172

Weighted average common shares outstanding — Basic	46,527,857	46,465,215	43,706,528
Weighted average common shares outstanding — Diluted	47,498,937	47,406,798	44,627,475

Funds From Operations Per Common Share — Basic	$2.17	$2.32	$2.52

Funds From Operations Per Common Share — Diluted	$2.13	$2.28	$2.47

     During the first and second quarters of 2007, the Company plans to dispose of its senior living portfolio. FFO and FFO per share generated from these properties for the year ended December 31, 2006 was approximately $31.0 million, or $0.67 per basic common share ($0.65 per diluted common share).
RESULTS OF OPERATIONS
     As discussed above under the heading “Sale of the Senior Living Portfolio,” the Company plans to sell its senior living portfolio in 2007. Included in income from continuing operations and net income for the year ended December 31, 2006 were the results of operations from these assets totaling approximately $20.3 million, or $0.44 per basic common share ($0.43 per diluted common share). Based on the Company’s intent to sell these assets and in accordance with SFAS No. 144, the Company has concluded that these assets met the held for sale criteria during the first quarter of 2007. As such, depreciation and amortization on these assets will cease during the first quarter of 2007 upon meeting the held for sale criteria. See Note 15 to the Consolidated Financial Statements for further details on the historical results of operations of these assets. The actual results of operations for 2007 from these assets will depend on timing of the sales of the assets and will be included in discontinued operations for 2007.
2006 Compared to 2005
     For the year ended December 31, 2006, net income was $39.7 million, or $0.85 per basic common share ($0.84 per diluted common share), on total revenues from continuing operations of $264.9 million compared to net income of $52.7 million, or $1.13 per basic common share ($1.11 per diluted common share), on total revenues from continuing operations of $251.8 million for the year ended December 31, 2005. FFO was $101.1 million, or $2.17 per basic common share ($2.13 per diluted common share), for the year ended December 31, 2006 compared to $107.9 million, or $2.32 per basic common share ($2.28 per diluted common share), in 2005.

			Change
(Dollars in thousands)	2006	2005	$	%

REVENUES
Master lease rental income	$83,251	$70,983	$12,268	17.3%
Property operating income	127,200	135,035	(7,835)	-5.8%
Straight-line rent	2,358	295	2,063	699.3%
Mortgage interest income	11,014	9,103	1,911	21.0%
Other operating income	41,059	36,356	4,703	12.9%

	264,882	251,772	13,110	5.2%
EXPENSES
General and administrative	16,867	16,089	778	4.8%
Property operating expenses	70,449	72,677	(2,228)	-3.1%
Other operating expenses	17,209	15,938	1,271	8.0%
Impairments	5,611	—	5,611	—
Bad debt expense, net	1,256	1,308	(52)	-4.0%
Interest	53,553	48,395	5,158	10.7%
Depreciation	54,492	49,321	5,171	10.5%
Amortization	9,938	12,153	(2,215)	-18.2%

	229,375	215,881	13,494	6.3%

Income from continuing operations	35,507	35,891	(384)	-1.1%
Discontinued operations:
Net income from discontinued operations	1,010	10,007	(8,997)	-89.9%
Gain on sales of real estate properties, net of impairments	3,202	6,770	(3,568)	-52.7%

	4,212	16,777	(12,565)	-74.9%

Net income	$39,719	$52,668	$(12,949)	-24.6%

     Total revenues from continuing operations for the year ended December 31, 2006 increased $13.1 million, or 5.2%, compared to 2005 for primarily the following reasons:
–	Master lease rental income increased $12.3 million, or 17.3%, from 2005 to 2006. During 2006, the Company acquired $65.0 million of real estate properties pursuant to master lease agreements resulting in additional master lease rental income in 2006 of approximately $2.7 million. In addition, the Company recognized an additional $2.2 million in master lease rental income from its 2005 acquisitions. The Company also recognized master lease income of $5.4 million related to new master lease agreements executed during 2005 on properties whose income was previously reported in property operating income. The remaining $2.0 million increase was generally attributable to annual rent increases.

–	Property operating income decreased $7.8 million, or 5.8%, from 2005 to 2006. During the fourth quarter of 2005, the Company entered into master lease agreements related to properties whose gross revenues were previously reported in property operating income, resulting in a $7.4 million decrease in property operating income from 2005 to 2006.

–	Straight-line rent increased $2.1 million from 2005 to 2006. Three leases with one operator were restructured in 2005 resulting in a $2.0 million reversal of the straight-line rent receivable previously recorded and the elimination of future straight-line rental income on the leases.

–	Mortgage interest income increased $1.9 million, or 21.0%, from 2005 to 2006 mainly due to new mortgage note receivables resulting in additional mortgage interest income of $4.9 million offset by the repayment of seven mortgage note receivables resulting in a decrease to mortgage interest income of $3.0 million.

–	Other operating income increased $4.7 million, or 12.9%, from 2005 to 2006 due mainly to mortgage note prepayment penalty fees totaling $2.2 million received in 2006 from the repayment of two of the Company’s mortgage notes receivable, a property substitution deferral fee of $1.8 million from one operator and bankruptcy liquidation proceeds of $0.8 million received during 2006 related to past due rents due from a former operator.
     Total expenses for the year ended December 31, 2006 compared to the year ended December 31, 2005 increased $13.5 million, or 6.3%, for primarily the following reasons:

–	General and administrative expenses increased $0.8 million, or 4.8%, for 2006 compared to 2005 due mainly to an increase in the liability and related expense for the Company’s pension plan totaling $0.8 million and additional compensation expense of $0.2 million from the adoption and implementation of SFAS No. 123(R), “Share-Based Payment.”

–	Property operating expenses decreased $2.2 million, or 3.1%, from 2005 to 2006 mainly due to the execution of master lease agreements in the fourth quarter of 2005 related to properties previously managed by the Company whose expenses were reflected in property operating expense.

–	Other operating expenses increased $1.3 million, or 8.0%, from 2005 to 2006 due mainly to increases in operating expenses of VIEs related mainly to provider taxes and compensation-related expenses that are consolidated in the Consolidated Financial Statements of the Company.

–	Impairment charges totaling $5.6 million were recognized in 2006 related to two assets. The Company recorded a $1.5 million impairment on one building and a $4.1 million impairment related to a patient accounts receivable portfolio acquired by the Company in 2005 as part of a troubled debt restructuring with a healthcare provider. See Note 1 and Note 3 to the Consolidated Financial Statements for additional information on these impairment charges.

–	Interest expense increased $5.2 million, or 10.7%, from 2005 to 2006. Interest expense increased mainly due to additional principal amounts drawn on the Company’s unsecured credit facility resulting in additional interest expense of $5.6 million compared to 2005. Also, interest expense on the Company’s interest rate swaps increased $1.3 million during 2006 due to rising interest rates. These interest rate swaps were terminated in June 2006. Additionally, the Company recognized $0.8 million in additional interest expense related to a note payable entered into in 2005. These increases were partially offset by a decrease in interest expense of $2.3 million related to the senior notes due 2006 which were repaid in April 2006.

–	Depreciation expense increased $5.2 million, or 10.5%, from 2005 to 2006. Depreciation expense increased mainly due to the acquisition of real estate properties, as well as additional building and tenant improvements, resulting in additional depreciation expense of approximately $3.2 million. Also, in 2006 the Company reclassified amounts related to properties acquired in prior years from land to building resulting in an increase of $1.8 million to depreciation expense related to prior years. See Note 1 to the Company’s Consolidated Financial Statements.

–	Amortization expense decreased $2.2 million, or 18.2%, from 2005 to 2006, mainly due to a decrease in amortization expense related to lease intangibles recorded as part of the Company’s 2003 and 2004 acquisitions, some of which have been fully amortized.
     Income from discontinued operations totaled $4.2 million and $16.8 million for the years ended December 31, 2006 and 2005, respectively, which includes the results of operations and gains, losses, and impairments related to property disposals during 2006 and 2005. The Company disposed of eight properties during 2006 and disposed of 17 properties during 2005.
2005 Compared to 2004
     For the year ended December 31, 2005, net income was $52.7 million, or $1.13 per basic common share ($1.11 per diluted common share), on total revenues from continuing operations of $251.8 million compared to net income of $55.5 million, or $1.27 per basic common share ($1.24 per diluted common share), on total revenues from continuing operations of $220.2 million for the year ended December 31, 2004. FFO was $107.9 million, or $2.32 per basic common share ($2.28 per diluted common share), for the year ended December 31, 2005 compared to $110.2 million, or $2.52 per basic common share ($2.47 per diluted common share), in 2004.

			Change
(Dollars in thousands)	2005	2004	$	%

REVENUES
Master lease rental income	$70,983	$67,521	$3,462	5.1%
Property operating income	135,035	108,693	26,342	24.2%
Straight-line rent	295	1,489	(1,194)	-80.2%
Mortgage interest income	9,103	8,766	337	3.8%
Other operating income	36,356	33,727	2,629	7.8%

	251,772	220,196	31,576	14.3%
EXPENSES
General and administrative	16,089	13,687	2,402	17.5%
Property operating expenses	72,677	57,292	15,385	26.9%
Other operating expenses	15,938	14,517	1,421	9.8%
Bad debt expense	1,308	(212)	1,520	-717.0%
Interest	48,395	43,249	5,146	11.9%
Depreciation	49,321	42,412	6,909	16.3%
Amortization	12,153	8,140	4,013	49.3%

	215,881	179,085	36,796	20.5%

Income from continuing operations	35,891	41,111	(5,220)	-12.7%
Discontinued operations:
Net income from discontinued operations	10,007	15,632	(5,625)	-36.0%
Gain on sales of real estate properties, net of impairments	6,770	(1,210)	7,980	-659.5%

	16,777	14,422	2,355	16.3%

Net income	$52,668	$55,533	$(2,865)	-5.2%

     Total revenues from continuing operations for the year ended December 31, 2005 increased $31.6 million, or 14.3%, compared to 2004 for primarily the following reasons:
–	Master lease rental income increased $3.5 million, or 5.1%, from 2004 to 2005. During 2005, the Company acquired $56.4 million of real estate properties pursuant to master lease agreements resulting in additional master lease rental income in 2005 of approximately $3.7 million.

–	Property operating income increased $26.3 million, or 24.2%, from 2004 to 2005. During 2004, the Company acquired 38 medical office buildings, and three buildings that were previously under construction commenced operations during 2005 and 2004, resulting in an aggregate increase in rental income from 2004 to 2005 of approximately $25.8 million.

–	Straight-line rent decreased $1.2 million from 2004 to 2005 due mainly to the restructuring of three leases with an operator, resulting in a reversal of the straight-line rent receivable and the elimination of future straight-line rental income on those leases.

–	Other operating income increased $2.6 million, or 7.8%, due mainly to a $2.2 million increase in the operating income of the VIEs consolidated in the Consolidated Financial Statements of the Company. The increase in revenues of the VIE facilities was due mainly to an improvement in the payor mix at the facilities. Also, the state in which two of the facilities are located implemented a Medicaid rate reduction in 2003 that was repealed in 2005, thereby increasing Medicaid revenues for 2005.
     Total expenses for the year ended December 31, 2005 compared to the year ended December 31, 2004 increased $36.8 million, or 20.5%, for primarily the following reasons:
–	General and administrative expenses increased $2.4 million, or 17.5%, for 2005 compared to 2004 due mainly to increases in compensation and related benefits of approximately $1.4 million related primarily to severance costs ($0.8 million), new employees and annual salary increases ($0.6 million), as well as approximately $0.9 million in additional auditing and legal expenses related to the delayed filing of the Company’s 2004 Annual Report on Form 10-K.

–	Property operating expenses increased $15.4 million, or 26.9%, from 2004 to 2005. During 2004, the Company acquired 38 medical office buildings, and three buildings that were previously under construction commenced operations during 2005 and 2004, resulting in an aggregate increase in property operating expenses from 2004 to 2005 of approximately $14.3 million. Also, in December 2005, the Company settled a partner/lessee dispute related to the allocation of prior distributions in a partnership in which the Company is the general partner. As part of that settlement, the Company recorded a $1.0 million charge.
–	Other operating expenses increased $1.4 million, or 9.8%, for 2005 compared to 2004 due to increases in property operating expenses of VIEs that are consolidated in the Consolidated Financial Statements of the Company. The increase in expenses of the VIE facilities was due mainly to increased Medicare census in the VIE facilities’ service areas, which generally results in more labor intensive services.

–	Bad debt expense increased $1.5 million from 2004 to 2005. In 2005, the Company recorded a $1.2 million bad debt provision, net of recoveries, on acquired patient accounts receivable related to a troubled debt restructuring. See Note 5 to the Company’s Consolidated Financial Statements for more details.

–	Interest expense increased $5.1 million, or 11.9%, for 2005 compared to 2004. Interest expense increased $3.8 million due to the issuance of the $300.0 million senior notes due 2014 in March 2004. Also, due to increases in interest rates during 2004 and 2005, the benefits the Company was experiencing on its interest rate swaps deteriorated, resulting in an increase to interest expense of $2.7 million. Further, interest expense increased $0.4 million due to the acquisition of two mortgage notes payable related to the properties acquired in South Carolina in 2005. These increases were partially offset by a decrease in interest expense of $1.9 million due to the $20.3 million principal payments in each of the years 2004 and 2005 on the senior notes due 2006.

–	Depreciation and amortization expense increased $10.9 million, or 21.6%, from 2004 to 2005. During 2005 and 2004, the Company acquired 50 real estate properties, and four properties that were previously under construction commenced operations, resulting in an increase to depreciation expense of approximately $4.8 million. Further, as discussed in Note 1 to the Consolidated Financial Statements, when acquiring a real estate property, the Company must allocate a portion of the purchase price to lease intangibles in-place upon acquisition as well as to the building. The lease intangibles are amortized over the weighted average remaining lives of the leases in place upon acquisition, which is generally a much shorter life than the depreciation on the building asset. The lease intangible amortization expense increased $4.1 million from 2004 to 2005. Finally, in 2005, the Company recorded a $1.9 million charge resulting from damages to three of the Company’s buildings caused by two of the hurricanes that struck the Gulf Coast region in 2005.
     Income from discontinued operations totaled $16.8 million and $14.4 million for the years ended December 31, 2005 and 2004, respectively, which includes the results of operations and gains, losses and impairments related to property disposals during 2006, 2005 and 2004. The Company disposed of seven properties during 2006, disposed of 17 properties during 2005, and disposed of two properties during 2004.
LIQUIDITY AND CAPITAL RESOURCES
Key Indicators
     The Company monitors its liquidity and capital resources and relies on several key indicators in its assessment of capital markets to ensure funds are available for acquisitions and other operating activities as needed, including the following:
–	Debt metrics;

–	Dividend payout percentage;

–	Interest rates, underlying treasury rates, debt market spreads and equity markets.
     The Company uses these indicators and others to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention.
Contractual Obligations
     The Company monitors its contractual obligations to ensure funds are available to meet obligations when due. The following table represents the Company’s long-term contractual obligations for which the Company is making payments as of December 31, 2006, which includes interest payments due where applicable. The Company had no long-term capital lease obligations as of December 31, 2006.

	Payments due by period
		Less than 1	1 — 3	3 — 5	More than 5
(Dollars in thousands)	Total	year	years	years	years

Long-term debt obligations (7)	$1,104,103	$47,552	$284,982	$372,184	$399,385
Operating lease commitments (1)	219,068	3,011	6,213	5,681	204,163
Construction in progress (2)	118,855	60,091	58,764	0	0
Tenant improvements (3)	6,464	6,464	0	0	0
Note agreements with VIEs (4)	2,747	2,747	0	0	0
Purchase obligation (5)	7,336	7,336	0	0	0
Pension obligation (6)	—	—	—	—	—

Total Contractual Obligations	$1,458,573	$127,201	$349,959	$377,865	$603,548

(1)	Includes primarily one office lease and ground leases related to 35 real estate investments for which the Company is currently making payments.

(2)	Includes commitments remaining on the construction of six buildings. The payments due by period are estimated based on cash funding projections of each project.

(3)	Includes tenant improvement allowance obligations remaining on six properties constructed by the Company. The Company has assumed that these obligations will be funded during 2007 in the table above.

(4)	The Company has contractual obligations to fund amounts under various note agreements with VIEs not consolidated in the Company’s Consolidated Financial Statements. As of December 31, 2006, the Company had remaining funding commitments totaling $2.7 million with funding expiration dates through 2013. As the Company cannot determine if and when these funding commitments may be called upon, the entire amount of $2.7 million has been included in the less than one year caption. The Company plans to sell the properties related to these note agreements during 2007 as disclosed under the “Sale of the Senior Living Portfolio” heading above. Once these properties are sold, the Company will no longer be obligated to fund additional amounts under these notes.

(5)	Relates to a purchase agreement executed in 2006 related to the acquisition of a property in Tennessee for approximately $7.3 million, which closed during the first quarter of 2007.

(6)	At December 31, 2006, three employees and three non-employee directors were eligible to retire under the Executive Retirement Plan or the Retirement Plan for Outside Directors. If these individuals retired at normal retirement age and received full retirement benefits based upon the terms of each applicable plan, the future benefits to be paid are estimated to be approximately $32 million as of December 31, 2006. At December 31, 2006, the Company had recorded a $12.2 million liability, included in other liabilities, related to the pension plan obligations in accordance with applicable accounting literature.

(7)	The amounts shown include estimated interest on total debt other than the unsecured credit facility. Also, excluded from the table above are the premium on the Senior Notes due 2011 of $1.1 million and the discount on the Senior Notes due 2014 of $1.2 million which are included in notes and bonds payable on the Company’s Consolidated Balance Sheet as of December 31, 2006. The Company’s long-term debt principal obligations are presented in more detail in the table below. As discussed under the “Sale of the Senior Living Portfolio” above, the Company plans to sell its senior living portfolio and will repay, in whole or in part, the outstanding balance on its Unsecured Credit Facility due 2009.

	Principal	Principal		Contractual
	Balance At	Balance At	Maturity	Interest Rates	Interest	Principal
(Dollars in millions)	12/31/06	12/31/05	Date	12/31/06	Payments	Payments

Unsecured credit facilities (a)	$190.0	$73.0	1/09	LIBOR + 0.90%	Quarterly	At maturity
Senior notes due 2006	0	29.4	4/06	—	—	Repaid 4/06
Senior notes due 2011	300.0	300.0	5/11	8.125%	Semi-Annual	At maturity
Senior notes due 2014	300.0	300.0	4/14	5.125%	Semi-Annual	At maturity
Mortgage notes payable	60.1	70.7	5/11-7/26	5.49%-8.50%	Monthly	Monthly

	$850.1	$773.1

(a)	The Company incurred an annual facility fee of 0.20% on the unsecured credit facility due 2009 during 2006.
     In January 2006, the Company entered into a $400 million credit facility (the “Unsecured Credit Facility due 2009”) with a syndicate of 12 banks. The facility may be increased to $650.0 million during the first two years at the Company’s option, subject to obtaining additional capital commitments from the banks. The credit facility matures in 2009, but the term may be extended one additional year. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swing line loans and competitive bid advances) will bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%) plus (y) a margin ranging from 0.60% to 1.20% (currently 0.90%), based upon the Company’s unsecured debt ratings. The weighted average rate on borrowings outstanding as of December 31, 2006 was 6.25%. Additionally, the Company will pay a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (currently 0.20%), based on the Company’s unsecured debt ratings. The Unsecured Credit Facility due 2009 contains certain representations, warranties, and financial and other covenants customary in such loan agreements.
     As of December 31, 2006, the Company had borrowing capacity remaining of $210.0 million under the new facility. Further, as of December 31, 2006, 76% of the Company’s principal debt balances were due after 2010. As of December 31, 2006, approximately 22% of the Company’s debt was variable rate debt, with interest rates based on LIBOR.
     Moody’s Investors Service, Standard and Poor’s, and Fitch Ratings rate the Company’s senior debt Baa3, BBB-, and BBB, respectively. For the year ended December 31, 2006, the Company’s earnings covered fixed charges at a ratio of 1.66 to 1.00; the Company’s stockholders’ equity totaled approximately $827.5 million; and the Company’s debt-to-total capitalization ratio, on a book basis, was approximately
0.51 to 1.
     As of December 31, 2006, the Company was in compliance with all covenant requirements under its various debt instruments.
     In 2001, the Company entered into interest rate swap agreements for notional amounts totaling $125.0 million to offset changes in the fair value of $125.0 million of the Senior Notes due 2011. Under the terms of the interest rate swap agreements, the Company received an 8.125% fixed rate and paid a variable rate of six-month LIBOR plus 4.12%. With the increase in interest rates, the Company was in a net-pay position under the swap agreements, which had the effect of increasing the amount of interest expense recorded on the Company’s Consolidated Statements of Income. Because of the additional interest the Company was paying under the swap agreements and because the Company’s variable rate debt percentage was exceeding its target range of 15% to 30% of total debt, the Company terminated these interest rate swap agreements in June 2006 and paid $10.1 million, equal to the fair value of the interest rate swaps at termination, plus interest due of $0.3 million. See Note 3 to the Consolidated Financial Statements for more details. Subsequent to the termination of the interest rate swap agreements, the Company pays interest on the Senior Notes due 2011 at the coupon rate of 8.125%, and the effective interest rate on the notes is 7.896%.
Sale of the Senior Living Portfolio
     The Company plans to sell its senior living portfolio which will impact the Company’s cash flows from operations for 2007. The Company plans to use the proceeds from the sales to fund repayments on its Unsecured Credit Facility due 2009 and the payment of a one-time special dividend. Subsequent to the anticipated sales, the Company intends to reset its quarterly dividend to an amount commensurate with the smaller asset base resulting from the sales.
Shelf Registration
     As of December 31, 2006, the Company can issue an aggregate of approximately $504.1 million of securities remaining under its currently effective shelf registration statements. The Company may from time to time raise additional capital or make investments by issuing, in public or private transactions, equity and debt securities, but the availability and terms of any such issuance will depend upon market and other conditions.
Security Deposits and Letters of Credit
     As of December 31, 2006, the Company held approximately $5.7 million in letters of credit, security deposits, debt service reserves and capital replacement reserves for the benefit of the Company in the event the obligated lessee or borrower fails to perform under the terms of its respective lease or mortgage. Generally, the Company may, at its discretion and upon notification to the operator or tenant, draw upon these instruments if there are any defaults under the leases or mortgage notes.
Acquisitions, Dispositions and Mortgage Repayments During 2006
2006 Acquisitions
     During 2006, the Company acquired approximately $105.7 million of properties, mortgage notes, or equity interests in unconsolidated limited liability companies.

2006 Dispositions
     During 2006, the Company sold properties or received payments on mortgage notes resulting in net cash proceeds of approximately $104.3 million. In these transactions, the Company acquired mortgage notes receivable totaling $15.4 million, received mortgage note prepayment penalty fees of approximately $2.2 million and received a lease termination fee of approximately $0.3 million.
Purchase Options
     Certain of the Company’s leases include purchase option provisions. The provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease at the greater of fair market value or an amount equal to the Company’s gross investment. As of December 31, 2006, the Company had a gross investment of approximately $235.5 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised. On a probability-weighted basis, the Company estimates that approximately $39.2 million of the options exercisable at December 31, 2006 may be exercised in the future. During 2007, additional purchase options become exercisable on properties in which the Company has a gross investment of approximately $23.0 million. The Company anticipates, on a probability-weighted basis, that approximately $11.5 million of these additional options may also be exercised in the future. Though other properties may have purchase options exercisable in 2008 and beyond, the Company does not believe it can reasonably estimate the probability of exercise of these purchase options in the future.
Construction In Progress and Other Commitments
     As of December 31, 2006, the Company had a net investment of approximately $28.0 million in three developments in progress, which have a total remaining funding commitment of approximately $38.8 million. The Company anticipates completion of these developments in the second and third quarters of 2007. The Company also has an investment of $10.1 million in a land parcel in Hawaii on which the Company anticipates it will begin construction of a $64.6 million medical office building in late 2007. The Company has a total remaining funding commitment of approximately $54.4 million and anticipates completion of the building in 2009. In addition, the Company anticipates beginning a $26.3 million development project, involving two medical office buildings in Colorado, in the first quarter of 2007 with an anticipated completion date in the first quarter of 2008.
     Construction continues on a 61,000 square foot, $20.1 million medical office building in the state of Washington. The project is being developed by a joint venture in which the Company holds a 75% equity interest. Construction of the building is being funded by mortgage debt of approximately $15.0 million and by partnership capital of approximately $5.1 million, of which the Company will contribute $3.8 million. As of December 31, 2006, the Company had funded approximately $1.6 million of its capital contribution. The Company anticipates completion of the building in the second quarter of 2007.
     The Company also had various remaining first-generation tenant improvement obligations totaling approximately $6.5 million as of December 31, 2006 related to properties that were developed by the Company. Further, management expects its development pipeline, with selective acquisitions and dispositions in the ordinary course, should result in net new investments of approximately $150 — $200 million annually.
     The Company intends to fund these commitments with internally generated cash flows, proceeds from the Unsecured Credit Facility due 2009, proceeds from the sale of assets, proceeds from repayments of mortgage notes receivable, or capital market financings.
Operating Leases
     As of December 31, 2006, the Company was obligated under operating lease agreements consisting primarily of the Company’s corporate office lease and ground leases related to 35 real estate investments. These operating leases have expiration dates through 2079. Rental expense relating to the operating leases for the years ended December 31, 2006, 2005, and 2004 was $4.0 million, $3.5 million, and $2.7 million, respectively. The Company’s future minimum lease payments for its operating leases as of December 31, 2006 are as follows (in thousands):

2007	$3,011
2008	3,053
2009	3,160
2010	3,101
2011	2,580
2012 and thereafter	204,163

$219,068

Dividends
     During 2006, the Company’s Board of Directors declared quarterly common stock cash dividends of $0.66 per quarter ($2.64 annualized) as shown in the table below:

	Quarterly
Quarter	Dividend	Date of Declaration	Date of Record	Date Paid

4th Quarter 2005	$0.66	January 24, 2006	February 15, 2006	March 2, 2006
1st Quarter 2006	$0.66	April 25, 2006	May 15, 2006	June 1, 2006
2nd Quarter 2006	$0.66	July 25, 2006	August 15, 2006	September 1, 2006
3rd Quarter 2006	$0.66	October 24, 2006	November 15, 2006	December 1, 2006
     On January 23, 2007, the Company declared its quarterly common stock dividend in the amount of $0.66 per share ($2.64 annualized) payable on March 2, 2007 to shareholders of record on February 15, 2007.
     The dividends paid during 2006 exceeded cash flows from operations. Such amounts in excess of cash flows from operations were funded by the Company’s Unsecured Credit Facility due 2009.
     Subsequent to the anticipated sales of the Company’s senior living portfolio, the Company intends to reset its quarterly dividend to an amount commensurate with the smaller asset base resulting from the sales. Management expects that the dividend will be reset for the second quarter of 2007 in an amount of approximately $1.54 per common share, per annum, subject to the determination by the Board of Directors.
     Additionally, management expects that the Company would pay a one-time special dividend to shareholders of approximately $4.75 per common share out of the proceeds from the sales of the senior living assets. The payment of this one-time special dividend is dependent on the closing of the sales transactions as currently contemplated. If any of the sales transactions do not close or do not close timely for any reason, the Company may be unable to pay the one-time special dividend or may have to reduce the amount of the dividend.
     As described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 under the heading “Risk Factors,” the ability of the Company to pay dividends is dependent upon its ability to generate funds from operations, cash flows, and to make accretive new investments.
Liquidity
     Net cash provided by operating activities was $109.1 million and $101.6 million for 2006 and 2005, respectively. Cash flow from operations reflects increased revenues offset by higher costs and expenses, as well as changes in receivables, payables and accruals. The Company’s cash flows from operations are dependent on rental rates and collection of rents on leases, occupancy levels of the multi-tenanted buildings, acquisition and disposition activity during the year, and the level of operating expenses, among other factors.
     The Company plans to sell its senior living portfolio which will impact the Company’s cash flows from operations for 2007. The Company plans to use the proceeds from the sales to fund repayments on its Unsecured Credit Facility due 2009 and the payment of a one-time special dividend. Subsequent to the anticipated sales, the Company intends to reset its quarterly dividend to an amount commensurate with the smaller asset base resulting from the sales.
     The Company plans to continue to meet its liquidity needs, including funding additional investments in 2007, paying quarterly dividends, and funding debt service, with cash flows from operations, proceeds from the Unsecured Credit Facility due 2009, proceeds of mortgage notes receivable repayments, and proceeds from sales of real estate investments or additional capital market financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs.
Impact of Inflation
     Inflation has not significantly affected the Company’s earnings due to the moderate inflation rate in recent years and the fact that most of the Company’s leases and financial support arrangements require tenants and sponsors to pay all or some portion of the increases in operating expenses, thereby reducing the Company’s risk of the adverse effects of inflation. In addition, inflation will have the effect of increasing gross revenue the Company is to receive under the terms of certain leases and financial support arrangements. Leases and financial support arrangements vary in the remaining terms of obligations, further reducing the Company’s risk of any adverse effects of inflation. Interest payable under the Unsecured Credit Facility due 2009 is calculated at a variable rate; therefore, the amount of interest payable under the unsecured credit facility will be influenced by changes in short-term rates, which tend to be sensitive to inflation. Generally, changes in inflation and interest rates tend to move in the same direction. During periods where interest rate increases outpace inflation, the Company’s operating results should be negatively impacted. Conversely, when increases in inflation outpace increases in interest rates, the Company’s operating results should be positively impacted.
Market Risk
     The Company is exposed to market risk in the form of changing interest rates on its debt and mortgage notes receivable. Management uses regular monitoring of market conditions and analysis techniques to manage this risk. Additionally, from time to time, the Company may utilize interest rate swaps to either (i) convert fixed rates to variable rates in order to hedge the exposure related to changes in the fair value of obligations, or to (ii) convert variable rates to fixed rates in order to hedge risks associated with future cash flows.
     At December 31, 2006, approximately $660.0 million, or 77.7%, of the Company’s total debt bore interest at fixed rates. Additionally, all of the Company’s mortgage notes receivable and other notes receivable, totaling $73.9 million and $9.4 million, respectively, bore interest based on fixed rates.
     The following table provides information regarding the sensitivity of certain of the Company’s financial instruments, as described above, to market conditions and changes resulting from changes in interest rates. For purposes of this analysis, sensitivity is demonstrated based on hypothetical 10% changes in the underlying market rates.

			Impact on Earnings and Cash Flows
	Outstanding	Calculated Annual	Assuming 10%	Assuming 10%
	Principal Balance	Interest Expense	Increase in Market	Decrease in Market
(Dollars in thousands)	as of 12/31/06	(1)	Interest Rates	Interest Rates
Variable Rate Debt
Unsecured Credit Facility due 2009 ($400 Million)	$190,000	$11,837	$(1,013)	$1,013

		Fair Value
			Assuming 10%	Assuming 10%
	Carrying Value		Increase in Market	Decrease in Market
	at 12/31/06	12/31/2006	Interest Rates	Interest Rates	12/31/2005 (2)

Fixed Rate Debt
Senior Notes due 2011, including premium (3)	$301,083	$312,777	$307,472	$318,128	$310,270
Senior Notes due 2014, net of discount	298,838	288,434	280,453	296,693	292,814
Mortgage Notes Payable	60,061	61,688	59,971	63,585	71,383

	$659,982	$662,899	$647,896	$678,406	$674,467

Fixed Rate Receivables
Mortgage Notes Receivable	$73,856	$70,389	$68,565	$72,320	$106,010
Other Notes Receivable	9,401	9,233	9,008	9,464	11,182

	$83,257	$79,622	$77,573	$81,784	$117,192

(1)	Annual interest expense was calculated using the December 31, 2006 market rate of 6.23% and a constant principal balance.

(2)	Except as otherwise noted, fair values as of December 31, 2005 represent fair values of obligations or receivables that were outstanding as of that date, and do not reflect the effect of any subsequent changes in principal balances and/or additions or extinguishments of instruments.

(3)	In June 2006, the Company terminated two interest rate swaps on a notional amount of $125 million, where the underlying debt was $125 million of the Senior Notes due 2011. Prior to termination, the swaps had the effect of converting fixed rates to variable rates with respect to the notional amount. Therefore, the fair value for 2005 includes the effect of the two interest rate swaps.

Off-Balance Sheet Arrangements
     The Company has no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Cautionary Language Regarding Forward-Looking Statements
     This Annual Report and other materials the Company has filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures which are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “project,” “continue,” “should,” “anticipate” and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could significantly affect the Company’s current plans and expectations and future financial condition and results. Further, the results of the transactions anticipated to close in 2007 that are disclosed under the heading “Sale of the Senior Living Portfolio” and elsewhere in this Annual Report are forward-looking, and if such transactions do not close, the results that the Company expects to achieve will not be realized. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Shareholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company’s filings and reports. For a detailed discussion of the risk factors associated with the Company, please refer to the Company’s filings with the Securities and Exchange Commission.
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
Allowance for Doubtful Accounts and Credit Losses
     The Company is a real estate investment trust that owns, manages and develops income-producing real estate properties and mortgages throughout the United States. Many of the Company’s investments are subject to long-term leases or other financial support arrangements with hospital systems and healthcare providers affiliated with the properties (see Notes 1 and 3 to the Consolidated Financial Statements for further details). Due to the nature of the Company’s agreements, the Company’s accounts receivable and interest receivables result mainly from monthly billings of contractual tenant rents, lease guaranty amounts, principal and interest payments due on notes and mortgage notes receivable, late fees and additional rent.
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
     Management monitors the aging and collectibility of receivables on an ongoing basis. At least monthly, a report is produced whereby all receivables are “aged” or placed into groups based on the number of days that have elapsed since the receivable was billed. Management reviews the aging report for evidence of deterioration in the timeliness of payments from tenants, sponsors or borrowers. Whenever deterioration is noted, management investigates and determines the reason(s) for the delay, which may include discussions with the delinquent tenant, sponsor, or borrower. Considering all information gathered, management’s judgment must be exercised in determining whether a receivable is potentially uncollectible and, if so, how much or what percentage may be uncollectible. Among the factors management considers in determining uncollectibility are the following:
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
     Included in the Company’s Consolidated Financial Statements are also receivables related to the Company’s VIEs. These receivables consist primarily of patient receivables of the assisted living and skilled nursing facilities, which are billed and maintained by the operators of those facilities. A significant portion of these receivables are due from Medicare and Medicaid and are generally collected within 60 to 90 days of billing, while the receivables due from private payors are generally collected in a shorter period of time. The Company reviews the aged delinquency reports, which age the receivables by patient or type of payor, to determine whether the Company believes an allowance for uncollectible accounts in addition to the allowance provided for on the property’s financial statements is needed in the Company’s Consolidated Financial Statements. As disclosed above under the heading “Sale of the Senior Living Portfolio,” the Company plans to sell its senior living portfolio which will include properties related to its consolidated VIEs. As such, upon disposition of the properties the related VIEs will no longer be consolidated and included in the Company’s Consolidated Financial Statements.
Accounts Receivable
     As of December 31, 2006 and 2005, the Company’s accounts receivable balances were approximately $19.9 million and $20.3 million, respectively, with allowances for uncollectible accounts of approximately $2.4 million and $2.0 million, respectively. For the years ended December 31, 2006 and 2005, the Company recorded provisions for bad debt expense of $1.3 million and $1.3 million, respectively, and collected or wrote off receivables of $0.7 million and $1.3 million, respectively.
     Currently, the Company has no collectibility issues with its largest tenant, HealthSouth. However, should a collectibility problem arise with respect to any of the Company’s significant tenants, the allowance for doubtful accounts would be increased which could have a material impact on the Company’s Consolidated Financial Statements in future periods.
Mortgage Notes and Notes Receivable
     The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. The Company evaluates all of its loans outstanding each quarter for collectibility and considers many factors as described in the list of factors in the accounts receivable discussion above. The Company’s notes receivable balances were approximately $10.4 million and $11.6 million, respectively as of December 31, 2006 and 2005. The Company’s mortgage notes receivable balances were approximately $73.9 million and $105.8 million, respectively, as of December 31, 2006 and 2005. During 2005, the Company reserved $0.1 million related to its notes and mortgage notes receivable which is included in bad debt expense on the Company’s Consolidated Statements of Income. No additional reserves were recorded on notes and mortgage notes receivable during 2006.
     If management had used different estimates, or its methodology for determining and recording the allowance had been different, then the amount of bad debt expense included in the Company’s Consolidated Financial Statements may have been different.
     As disclosed above under the heading “Sale of the Senior Living Portfolio,” the Company plans to sell its senior living portfolio which will include 16 of the Company’s 18 mortgage notes and notes receivable at December 31, 2006 with net carrying amounts totaling approximately $71.8 million and $78.2 million, respectively, at December 31, 2006 and 2005.
Depreciation of Real Estate Assets and Amortization of Related Intangible Assets
     As of December 31, 2006, the Company had invested approximately $1.9 billion in depreciable real estate assets and related intangible assets. When these real estate assets and related intangible assets are acquired or placed in service, they must be depreciated or amortized. Management’s judgment involves determining which depreciation method to use, estimating the economic life of the building and improvement components of real estate assets, and estimating the value of intangible assets acquired when real estate assets are purchased that have in-place leases.
     As described more fully in Note 1 to the Consolidated Financial Statements, for real estate acquisitions subsequent to December 31, 2001, the Company accounts for acquisitions of real estate properties with in-place leases in accordance with the provisions of SFAS No. 141. When a building is acquired with in-place leases, SFAS No. 141 requires that the cost of the acquisition be allocated between the acquired tangible real estate assets “as if vacant” and any acquired intangible assets. Such intangible assets could include above- (or below-) market in-place leases and at-market in-place leases, which could include the opportunity costs associated with absorption period rentals, direct costs associated with obtaining new leases such as tenant improvements, and customer relationship assets. Any remaining excess purchase price is then allocated to goodwill. The identifiable tangible and intangible assets are then subject to depreciation and amortization. Goodwill is evaluated for impairment on an annual basis unless circumstances suggest that a more frequent evaluation is warranted.
     If assumptions used to estimate the “as if vacant” value of the building or the intangible asset values prove to be inaccurate, the pro-ration of the purchase price between building and intangibles and resulting depreciation and amortization could be incorrect. The amortization period for the intangible assets is the average remaining term of the actual in-place leases as of the acquisition date. To help prevent errors in its estimates from occurring, management applies consistent assumptions with regard to the elements of estimating the “as if vacant” values of the building and the intangible assets, including the absorption period, occupancy increases during the absorption period, and tenant improvement amounts. The Company uses the same absorption period and occupancy assumptions for similar building types, adding the future cash flows expected to occur over the next 10 years as a fully occupied building. The net present value of these future cash flows, discounted using a market rate of return, becomes the estimated “as if vacant” value of the building.
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

     Direct costs generally include construction costs, professional services such as architectural and legal costs, travel expenses, land acquisition costs as well as other types of fees and expenses. These costs are capitalized as part of the basis of an asset to which such costs relate. Indirect costs include capitalized interest and overhead costs. The Company’s overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its acquisition and development departments, which have employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, occupancy and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees in the Company’s acquisitions and development departments who work on these projects maintain and report their hours daily, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred.
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
     The Company classifies its pursuit projects into four categories. The first category of pursuits is essentially “cold calls” that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes pursuits that might reasonably be expected to produce new business opportunities although there can be no assurance that they will result in a new project or contract. Costs for these projects are capitalized but, due to the uncertainty of projects in this category, these costs are reserved at 50% which means that 50% of the costs are expensed in the period incurred. The third category are those pursuits that are either highly probable to result in a project or contract or already have resulted in a project or contract in which the contract requires the operator to reimburse our costs. Many times, these are pursuits involving operators with which the Company is already doing business. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. The fourth category includes those pursuits that are acquisitions of existing buildings. As required by the Emerging Issues Task Force (“EITF”) Issue No. 97-11, “Accounting for Internal Costs Relating to Real Estate Property Acquisitions,” the Company expenses in the period incurred all internal costs related to those types of acquisitions. Each quarter, all capitalized pursuit costs are again reviewed carefully for viability or a change in classification, and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time.
     Capitalized pursuit costs, net of the reserve, are carried in other assets in the Company’s Consolidated Balance Sheets, and any reserve recorded is charged to general and administrative expenses on the Consolidated Statements of Income. These pursuit costs will ultimately be written off to expense or will be capitalized as part of the constructed real estate asset.
     As of December 31, 2006 and 2005, the Company had capitalized pursuit costs totaling $1.6 million and $1.9 million, respectively, and had provided reserves against these capitalized pursuit costs of $0.5 million and $0.3 million, respectively.
Valuation of Long-Lived and Intangible Assets and Goodwill
     The Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicate that the recorded value might not be fully recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company’s use of assets or the strategy for its overall business; plans to sell an asset before its depreciable life has ended; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company reviews for possible impairment those assets subject to purchase options and those impacted by casualties, such as hurricanes. As required by SFAS No. 144, if management determines that the carrying value of the Company’s assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record impairment based on the estimated fair value of the property. The Company recorded impairment of $1.5 million, $0.7 million, and $1.2 million, respectively, for the years ended December 31, 2006, 2005 and 2004 related to real estate properties. The impairments in 2005 and 2004 were recorded upon the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables. The impairment in 2006 relates to one building adjusting the Company’s carrying value of the building to its estimated fair value.
     As required by SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), the Company ceased amortizing goodwill as of January 1, 2002. In lieu of continued amortization, the Company performs an annual goodwill impairment review. The 2006 and 2005 impairment evaluations each indicated that no impairment had occurred with respect to the $3.5 million goodwill asset.

Variable Interest Entity Analysis
     FIN No. 46R provides guidance on and clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46R provides criteria that, if met, would create a VIE, which would then be subject to consolidation. If an entity is determined to be a VIE, the party deemed to be the primary beneficiary would be required to consolidate the VIE. The primary beneficiary is the party which has the most variability in gains or losses of the VIE. In order to determine which party is the primary beneficiary, the Company must calculate the expected losses and expected returns of the VIE, which requires a projection of expected cash flows and the assignment of probability weights to each possible outcome. Estimating expected cash flows of the VIE and assigning probabilities to each outcome requires significant judgment by management. If assumptions used to estimate expected cash flows prove to be inaccurate, management’s conclusions regarding which party is the VIE’s primary beneficiary could be incorrect, resulting in the Company improperly consolidating the VIE when the Company is not the primary beneficiary or not consolidating the VIE when the Company is the primary beneficiary.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     The management of Healthcare Realty Trust Incorporated (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006. The Company’s independent auditors, BDO Seidman, LLP, have issued an attestation report on management’s assessment of the Company’s internal control over financial reporting included herein.
     Management has excluded from its assessment of the effectiveness of internal control over financial reporting the internal control over financial reporting of the variable interest entities (“VIEs”) required to be consolidated by the Company under the provisions of FIN No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51,” during 2006. Since the Company does not have the contractual right, authority or ability, in practice, to assess the internal controls over financial reporting of the VIEs, nor does the Company have the ability to dictate or modify those controls, management has concluded it is unable to assess the effectiveness of the internal control over financial reporting of the VIEs. As of and for the year ended December 31, 2006, 0.2% and 2.0% of the Company’s consolidated assets and net income, respectively, related to the variable interest entities.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee
     We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     As described in Note 15, the Company has announced its plan to sell its portfolio of senior living assets during 2007.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Realty Trust Incorporated at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the Consolidated Financial Statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, and effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting For Defined Benefit Pension and Other Post Retirement Plans.
     We were also engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Healthcare Realty Trust Incorporated’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Memphis, Tennessee
March 1, 2007

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Healthcare Realty Trust Incorporated
Nashville, Tennessee
     We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Healthcare Realty Trust Incorporated maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our audit of internal control over financial reporting of Healthcare Realty Trust also did not include an evaluation of the internal control over financial reporting of the VIEs. Healthcare Realty Trust Incorporated’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
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
     As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from their assessment of the effectiveness of internal control over financial reporting the internal controls of the variable interest entities (“VIEs”) required to be consolidated by the Company under the provisions of FIN No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51.” As of and for the year ended December 31, 2006, 0.2% and 2.0% of the Company’s assets and net income, respectively, are related to the VIEs.
     In our opinion, management’s assessment that Healthcare Realty Trust Incorporated maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Healthcare Realty Trust Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated as of December 31, 2006 and 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 1, 2007 expressed an unqualified opinion.

/s/ BDO Seidman, LLP
Memphis, Tennessee
March 1, 2007

Consolidated
BALANCE SHEETS

	December 31,
(Dollars in thousands, except per share amounts)	2006	2005

ASSETS
Real estate properties:
Land	$129,658	$133,195
Buildings, improvements and lease intangibles	1,741,126	1,670,884
Personal property	22,707	21,932
Construction in progress	38,835	7,030

	1,932,326	1,833,041
Less accumulated depreciation	(373,706)	(315,794)

Total real estate properties, net	1,558,620	1,517,247
Cash and cash equivalents	1,950	7,037
Mortgage notes receivable	73,856	105,795
Assets held for sale, net	—	21,415
Other assets, net	100,213	96,158

Total assets	$1,734,639	$1,747,652

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes and bonds payable	$849,982	$778,446
Accounts payable and accrued liabilities	32,448	30,774
Other liabilities	26,537	25,964

Total liabilities	908,967	835,184

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 par value; 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 150,000,000 shares authorized; 47,805,448 and 47,768,148 shares issued and outstanding at December 31, 2006 and 2005, respectively	478	478
Additional paid-in capital	1,211,234	1,207,509
Accumulated other comprehensive loss	(4,035)	—
Cumulative net income	635,120	595,401
Cumulative dividends	(1,017,125)	(890,920)

Total stockholders’ equity	825,672	912,468

Total liabilities and stockholders’ equity	$1,734,639	$1,747,652

See accompanying notes.

Consolidated
STATEMENTS OF INCOME

	Year Ended December 31,
(Dollars in thousands, except per share data)	2006	2005	2004

REVENUES
Master lease rental income	$83,251	$70,983	$67,521
Property operating income	127,200	135,035	108,693
Straight-line rent	2,358	295	1,489
Mortgage interest income	11,014	9,103	8,766
Other operating income	41,059	36,356	33,727

	264,882	251,772	220,196
EXPENSES
General and administrative	16,867	16,089	13,687
Property operating expenses	70,449	72,677	57,292
Other operating expenses	17,209	15,938	14,517
Impairments	5,611	—	—
Bad debt expense, net	1,256	1,308	(212)
Interest	53,553	48,395	43,249
Depreciation	54,492	49,321	42,412
Amortization	9,938	12,153	8,140

	229,375	215,881	179,085

INCOME FROM CONTINUING OPERATIONS	35,507	35,891	41,111

DISCONTINUED OPERATIONS
Net income from discontinued operations	1,010	10,007	15,632
Gain on sales of real estate properties, net of impairments	3,202	6,770	(1,210)

	4,212	16,777	14,422

NET INCOME	$39,719	$52,668	$55,533

Basic Earnings per Common Share:
Income from continuing operations per common share	$0.76	$0.77	$0.94

Discontinued operations per common share	$0.09	$0.36	$0.33

Net income per common share	$0.85	$1.13	$1.27

Diluted Earnings per Common Share:
Income from continuing operations per common share	$0.75	$0.76	$0.92

Discontinued operations per common share	$0.09	$0.35	$0.32

Net income per common share	$0.84	$1.11	$1.24

Weighted average common shares outstanding — Basic	46,527,857	46,465,215	43,706,528

Weighted average common shares outstanding — Diluted	47,498,937	47,406,798	44,627,475

     See accompanying notes.

Consolidated
STATEMENTS OF STOCKHOLDERS’ EQUITY

				Accumulated
			Additional	Other			Total
	Preferred	Common	Paid-In	Comprehensive	Cumulative	Cumulative	Stockholders’
(Dollars in thousand, except per share data)	Stock	Stock	Capital	Loss	Net Income	Dividends	Equity

Balance at December 31, 2003	$—	$430	$1,038,378	$—	$487,200	$(649,878)	$876,130
Issuance of stock	—	47	161,052	—	—	—	161,099
Stock-based compensation	—	—	3,554	—	—	—	3,554
Net income	—	—	—	—	55,533	—	55,533
Dividends to common shareholders ($2.550 per share)	—	—	—	—	—	(115,700)	(115,700)

Balance at December 31, 2004	—	477	1,202,984	—	542,733	(765,578)	980,616
Issuance of stock	—	1	848	—	—	—	849
Stock-based compensation	—	—	3,677	—	—	—	3,677
Net income	—	—	—	—	52,668	—	52,668
Dividends to common shareholders ($2.625 per share)	—	—	—	—	—	(125,342)	(125,342)

Balance at December 31, 2005	—	478	1,207,509	—	595,401	(890,920)	912,468
Issuance of stock	—	—	204	—	—	—	204
Common stock redemption	—	—	(481)	—	—	—	(481)
Stock-based compensation	—	—	4,002	—	—	—	4,002
Net income	—	—	—	—	39,719	—	39,719
Other comprehensive loss:
Adjustment required upon adoption of SFAS No. 158	—	—	—	(1,444)	—	—	(1,444)
Other comprehensive loss	—	—	—	(2,591)	—	—	(2,591)

Comprehensive income							35,684
Dividends to common shareholders ($2.64 per share)	—	—	—	—	—	(126,205)	(126,205)

Balance at December 31, 2006	$—	$478	$1,211,234	$(4,035)	$635,120	$(1,017,125)	$825,672

See accompanying notes.

Consolidated
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Dollars in thousands)	2006	2005	2004

OPERATING ACTIVITIES
Net income	$39,719	$52,668	$55,533
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	65,529	63,529	57,420
Stock-based compensation expense	4,002	3,677	3,554
Increase in straight-line rent receivable	(1,736)	(99)	(1,022)
Gain on sales of real estate properties, net of impairments	(3,202)	(6,770)	1,210
Impairments	5,611	—	—
Equity in losses from unconsolidated LLCs	307	90	—
Provision for bad debt, net of recoveries	1,256	1,308	(212)
Changes in operating assets and liabilities:
Increase in other assets	(1,098)	(9,855)	(1,858)
Increase (decrease) in accounts payable and accrued liabilities	(1,780)	(3,906)	6,203
Increase in other liabilities	480	963	5,410

Net cash provided by operating activities	109,088	101,605	126,238
INVESTING ACTIVITIES
Acquisition and development of real estate properties	(126,347)	(87,399)	(355,470)
Funding of mortgages and notes receivable	(22,794)	(76,636)	(3,465)
Investment in unconsolidated LLCs	(10,654)	(11,135)	—
Distributions from unconsolidated LLCs	988	326	—
Proceeds from sales of real estate	32,706	124,879	10,189
Proceeds from mortgage and note collections/sales	72,553	14,095	48,636

Net cash used in investing activities	(53,548)	(35,870)	(300,110)
FINANCING ACTIVITIES
Borrowings on notes and bonds payable	364,000	250,348	565,494
Repayments on notes and bonds payable	(287,048)	(187,296)	(436,689)
Dividends paid	(126,205)	(125,342)	(115,700)
Proceeds from issuance of common stock	567	909	161,099
Interest rate swap termination	(10,127)	—	—
Debt issuance costs	(1,333)	—	(2,566)
Common stock redemption	(481)	—	—

Net cash provided by (used in) financing activities	(60,627)	(61,381)	171,638

Increase (decrease) in cash and cash equivalents	(5,087)	4,354	(2,234)
Cash and cash equivalents, beginning of year	7,037	2,683	4,917

Cash and cash equivalents, end of year	$1,950	$7,037	$2,683

Supplemental Cash Flow Information:
Interest paid (including interest on interest rate swaps)	$55,083	$50,088	$41,789
Capitalized interest	$1,292	$1,412	$1,782

Non-cash transactions:
Real estate foreclosures (or transfers in lieu of foreclosure)	$—	$—	$6,242
Company-financed real estate property sales	$16,906	$—	$1,300
Capital expenditures accrued	$3,470	$2,411	$4,014
See accompanying notes.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Business Overview
     Healthcare Realty Trust Incorporated (the “Company”) is a real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. As of December 31, 2006, the Company had investments of approximately $2.0 billion in 249 real estate properties and mortgages, including investments in three unconsolidated limited liability companies. The Company’s 237 owned real estate properties are located in 28 states, totaling approximately 12.9 million square feet. In addition, the Company provided property management services to approximately 6.8 million square feet nationwide. Square footage disclosures in this Annual Report on Form 10-K are unaudited.
     Principles of Consolidation
     The Consolidated Financial Statements include the accounts of the Company, its wholly owned subsidiaries, consolidated variable interest entities (“VIEs”) and certain other affiliated entities with respect to which the Company controls the operating activities and receives substantially all economic benefits. All material inter-company transactions and balances have been eliminated in consolidation.
     Investments in entities which the Company does not consolidate but for which the Company has the ability to exercise significant influence over operating and financial policies are reported under the equity method. Generally, under the equity method of accounting the Company’s share of the investee’s earnings or loss is included in the Company’s operating results.
     In accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46R, “Consolidation of Variable Interest Entities an Interpretation of Accounting Research Bulletin No. 51” (“FIN No. 46R”), the Company has concluded that it has an interest in 21 VIEs. The VIEs are derived from relationships between the Company and the tenant/operator of certain skilled nursing facilities or assisted living facilities that are owned by the Company and are operated by a licensed operator. In these cases, the Company has signed lease agreements or management agreements with the operators, as well as working capital or term loan agreements. In certain cases, cash flow deficits were expected in the facilities until operations were stabilized. During the stabilization period, the Company agreed to finance the estimated cash flow deficits but will receive some or all of the economic benefits of the entities (primarily as a result of the entities’ patient care revenues) once the property is stabilized and has positive cash flows. In other cases, the current operators are unable to finance capital expenditures needed in the facilities based on the current cash flows, and the Company has agreed to finance the capital expenditures.
     FIN No. 46R requires a Company to consolidate a VIE if it is the primary beneficiary. The Company has concluded that it is not the primary beneficiary in 15 of the 21 VIEs and, therefore, is not consolidating the 15 entities into the Company’s Consolidated Financial Statements. For the remaining six VIEs, the Company has concluded that it is the primary beneficiary and has consolidated the six entities into its Consolidated Financial Statements. In those cases where the VIEs are consolidated, the Company’s Consolidated Financial Statements include not only the Company’s real estate asset investment of $15.4 million ($12.6 million, net) as of December 31, 2006 and $15.4 million ($13.1 million, net) as of December 31, 2005, but also the assets (mainly receivables), liabilities (mainly accounts payable) and results of operations of the VIE entities. Creditors of the VIEs have no recourse to the general credit of the Company.
     The impact on the Company’s Consolidated Financial Statements from the consolidation of the six VIEs is shown in the table below:

	December 31,
(Dollars in millions)	2006	2005	2004

Number of entities	6	6	6
Carrying amount of consolidated assets that are collateral for the obligations of the VIE	$0	$0	$0
Amounts included in the respective line items in the Consolidated Financial Statements of the Company:
Cash	$0.4	$0.2	$0.1
Other assets (including accounts receivable)	$3.8	$3.9	$3.1
Total liabilities	$2.0	$2.5	$1.5

Other operating income	$17.8	$17.6	$15.4
Other operating expense	$17.0	$15.9	$14.5

Net income	$0.8	$1.7	$0.9

     Information for the VIEs that are not consolidated in the Company’s Consolidated Financial Statements is shown in the table below:

	December 31,
(Dollars in millions)	2006	2005	2004

Number of entities	15	20	13
Total assets	$32.5	$34.4	$12.2
Net operating income (loss) (1)	$0.5	$(1.9)	$1.0
Maximum exposure to loss (2)	$7.5	$9.0	$5.3

(1)	Net operating income (loss) for December 31, 2006, 2005 and 2004 includes depreciation and amortization of $0.8 million, $0.7 million and $0.2 million, respectively, and subordinated management fees of $3.4 million, $3.0 million and $1.2 million, respectively.

(2)	Maximum exposure to loss equals the amounts funded by the Company on behalf of the VIEs as of the date specified.
     Segment Reporting
     The Company is in the business of owning, developing, managing, and financing healthcare-related properties. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision making. Therefore, the Company has concluded that it operates as a single segment, as defined by the FASB’s Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).
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
     Accounting for Acquisitions of Real Estate Properties with In-Place Leases
     The Company accounts for its real estate acquisitions with in-place leases in accordance with the provisions of SFAS No. 141, “Business Combinations” (“SFAS No. 141”), which became effective for acquisitions subsequent to December 31, 2001. SFAS No. 141, in combination with paragraph 9 of SFAS No. 142, “Accounting for Goodwill and Intangible Assets” (“SFAS No. 142”), requires that when a building is acquired with in-place leases, the cost of the acquisition be allocated between the tangible real estate and the intangible assets related to in-place leases based on their fair values. Where appropriate, the intangible assets recorded could include goodwill or customer relationship assets. The values related to above- or below-market in-place lease intangibles are amortized to rental income where the Company is the lessor, are amortized to property operating expense where the Company is the lessee, and are amortized over the average remaining term of the in-place leases upon acquisition. The values of at-market in-place leases and other intangible assets, such as customer relationship assets, are amortized and reflected in amortization expense in the Company’s Consolidated Statements of Income.
     The Company’s approach to estimating the value of in-place leases is a multi-step process.
–	First, the Company considers whether any of the in-place lease rental rates are above- or below-market. An asset (if the actual rental rate is above-market) or a liability (if the actual rental rate is below-market) is calculated and recorded in an amount equal to the present value of the future cash flows that represent the difference between the actual lease rate and the average market rate.
–	Second, the Company estimates an absorption period assuming the building is vacant and must be leased up to the actual level of occupancy when acquired. During that absorption period the owner would incur direct costs, such as tenant improvements, and would suffer lost rental income. Likewise, the owner would have acquired a measurable asset in that, assuming the building was vacant, certain fixed costs would be avoided because the actual in-place lessees would reimburse a certain portion of fixed costs through expense reimbursements during the absorption period. All of these assets (tenant improvement costs avoided, rental income lost, and fixed costs recovered through in-place lessee reimbursements) are estimated and recorded in amounts equal to the present value of future cash flows.
–	Third, the Company estimates the value of the building “as if vacant.” The Company uses the same absorption period and occupancy assumptions used in step two, adding to those the future cash flows expected in a fully occupied building. The net present value of these future cash flows, discounted at a market rate of return, becomes the estimated “as if vacant” value of the building.

–	Fourth, the actual purchase price is allocated based on the various asset fair values described above. The building and tenant improvements components of the purchase price are depreciated over the useful life of the building or the average remaining term of the in-places leases, respectively. The above- or below-market rental rate assets or liabilities are amortized to rental income or property operating expense over the remaining term of the above- or below-market leases. The at-market in-place leases are amortized to amortization expense over the average remaining term of the at-market in-place leases, customer relationship assets are amortized to amortization expense over terms applicable to each acquisition, and any goodwill recorded would be reviewed for impairments at least annually.
     See Note 6 for more details on the Company’s intangible assets as of December 31, 2006.
   Real Estate Properties
     Real estate properties are recorded at cost, which may include both direct and indirect costs. Direct costs may include construction costs, professional services such as architectural and legal costs, travel expenses, and other acquisition costs. Indirect costs may include capitalized interest and overhead costs. As required by Emerging Issues Task Force (“EITF”) Issue No. 97-11, “Accounting for Internal Costs Related to Real Estate Property Acquisitions,” the Company expenses all internal costs related to the acquisition of existing or operating properties (i.e., not in the development stages). As described in the preceding paragraphs, the cost of real estate properties acquired is allocated between land, buildings, tenant improvements, lease and other intangibles, and personal property based upon estimated fair values at the time of acquisition. The Company’s gross real estate assets, on a book-basis, including at-market in-place lease intangibles and assets held for sale, totaled $1.9 billion as of December 31, 2006 and 2005. Assets held for sale totaled $0 and $26.1 million ($21.4 million, net), respectively, as of December 31, 2006 and 2005. On a tax-basis, the Company’s gross real estate assets totaled approximately $1.8 billion and $1.7 billion, respectively, as of December 31, 2006 and 2005 (Unaudited).
     Depreciation and amortization is provided for on a straight-line basis over the asset’s estimated useful life:

Land improvements	15 years
Buildings and improvements	3.3, 7.0, 15.0, 20.0, 31.5 or 39.0 years
Lease intangibles	13 to 106 months
Personal property	3 to 7 years
     As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company must assess the potential for impairment of our long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the recorded value might not be fully recoverable. An impairment has occurred when undiscounted cash flows expected to be generated by an asset are less than the carrying value of the asset. The Company recorded impairment charges of $1.5 million, $0.7 million, and $1.2 million, respectively, for the years ended December 31, 2006, 2005 and 2004 related to real estate properties. The impairments in 2005 and 2004 were recorded upon the disposition of real estate assets and included the write-off of non-cash straight-line rent receivables. The impairment in 2006 relates to one building, adjusting the Company’s carrying value of the building to its estimated fair value. See Note 5 for other impairments recorded for the year ended December 31, 2006.
   Discontinued Operations
     The Company periodically sells properties based on market conditions and the exercise of purchase options by tenants. The operating results of properties that have been sold or are held for sale are reported as discontinued operations in the Company’s Consolidated Statements of Income in accordance with the criteria established in SFAS No. 144. Pursuant to SFAS No. 144, a company must report discontinued operations when a component of an entity has either been disposed of or is deemed to be held for sale if (i) both the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the disposal transaction, and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Long-lived assets held for sale are reported at the lower of their carrying amount or their fair value less cost to sell. Further, depreciation of these assets ceases at the time the assets are classified as discontinued operations. Losses resulting from the sale of such properties are characterized as impairment losses relating to discontinued operations in the Consolidated Statements of Income.
     In the Company’s Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004, operations related to 15, 31 and 37 properties, respectively, were included in discontinued operations with operating income (including depreciation and amortization and excluding gains or losses on sale) totaling $1.0 million, $10.0 million and $15.6 million, respectively. The Company did not classify any assets as held for sale as of December 31, 2006. Assets held for sale as of December 31, 2005 included three properties in which the operators had notified the Company of their intent to purchase the properties based on purchase option provisions under the leases or property operating agreements with the Company. These three properties were sold in 2006.
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
   Sales and Use Taxes
     The Company must pay sales and use taxes to certain state tax authorities based on rents collected from tenants in properties located in those states. The Company’s leases generally allow the Company to bill and collect from its tenants the amounts due for these taxes. The Company collected and subsequently paid approximately $1.4 million, $1.4 million and $1.5 million in sales and use taxes related to its properties in Florida for the years ended December 31, 2006, 2005 and 2004 and accounted for these amounts on a net basis on the Company’s Consolidated Income Statement.
   Goodwill and Other Intangible Assets
     Under the provisions of SFAS No. 142 goodwill and intangible assets with indefinite lives are not amortized, but are tested at least annually for impairment. SFAS No. 142 also requires that intangible assets with finite lives be amortized over their respective lives to their estimated residual values, and reviewed for impairment when impairment indicators are present, in accordance with SFAS No. 144 (see previous discussion in the Real Estate Properties policy).
     Identifiable intangible assets of the Company are comprised of enterprise goodwill, in-place lease intangible assets, customer relationship intangible assets, and deferred financing costs. In-place lease and customer relationship intangible assets are amortized on a straight-line basis over the applicable lives of the assets. Deferred financing costs are amortized over the term of the related credit facility under the straight-line method, which approximates amortization under the effective interest method. Goodwill is not amortized but is evaluated annually on December 31 for impairment. The 2006 and 2005 impairment evaluations each indicated that no impairment had occurred with respect to the $3.5 million goodwill asset. See Note 6 for more detail of the Company’s intangible assets as of December 31, 2006.
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
     Mortgage Notes and Notes Receivable
     The Company also evaluates collectibility of its mortgage notes and notes receivable and records necessary allowances on the notes in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS No. 114”), as amended. SFAS No. 114 indicates that a loan is impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan as scheduled, including both contractual interest and principal payments. If a mortgage loan or note receivable becomes past due, the Company will review the specific circumstances and may discontinue the accrual of interest on the loan. The loan is not returned to accrual status until the debtor has demonstrated the ability to continue debt service in accordance with the contractual terms. As of December 31, 2006 and 2005, there were no recorded investments in mortgage notes or notes receivable that were either on non-accrual status or were past due more than ninety days and continued to accrue interest.
     The Company’s notes receivable balances were approximately $10.4 million and $11.6 million, respectively, as of December 31, 2006 and 2005. Interest rates on the notes are fixed and range from 8.0% to 14.6% with maturity dates ranging from 2007 through 2023 as of December 31, 2006. During 2005, the Company reserved $0.1 million related to its notes and mortgage notes receivable which is included in bad debt expense on the Company’s Consolidated Statements of Income. No additional reserves were recorded on notes and mortgage notes receivable during 2006 and does not hold any notes receivable available for sale.
     The Company had mortgage notes receivable totaling $73.9 million and $105.8 million, respectively, as of December 31, 2006 and 2005, with weighted average maturities of approximately 3.59 years and 1.84 years, respectively. Interest rates on the portfolio ranged from 8.30% to 15.00% as of December 31, 2006 and 9.83% to 13.29% as of December 31, 2005. The interest rates on the mortgage notes receivable portfolio outstanding as of December 31, 2006 are fixed rates. The decrease in the mortgage notes receivable portfolio from December 31, 2005 to December 31, 2006 was mainly due to the repayment of certain mortgage notes during 2006. The Company does not hold any mortgage notes receivable available for sale and believed its mortgage notes were collectible as of December 31, 2006 and 2005.
     Revenue Recognition
     The Company recognizes revenue when collectibility is reasonably assured, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”). In the event the Company determines that collectibility is not reasonably assured, it will discontinue recognizing amounts contractually owed or will establish an allowance for estimated losses.
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
     Income received but not yet earned is deferred until such time it is earned. Deferred revenue, included in other liabilities on the Consolidated Balance Sheets, was $8.1 million and $7.2 million, respectively, at December 31, 2006 and 2005.
     Rental Income
     Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. Additional rent, generally defined in most lease agreements as the cumulative increase in a Consumer Price Index (“CPI”) from the lease start date to the CPI as of the end of the previous year, is calculated as of the beginning of each year, and is then billed and recognized as income during the year as provided for in the lease. The Company recorded additional rental income, net of reserves of approximately $2.5 million, $1.6 million and $3.0 million, respectively, for the years ended December 31, 2006, 2005 and 2004. Rental income from properties under a master lease arrangement with the tenant is included in master lease rental income and rental income from properties under various tenant lease arrangements, including operating expense recoveries, is included in property operating income on the Company’s Consolidated Statements of Income.

     Mortgage Interest Income
     Mortgage interest income and notes receivable interest income are recognized based on the interest rates, maturity date or amortized period specific to each note. The interest rates on the mortgage notes receivable portfolio outstanding as of December 31, 2006 were fixed rates.
     Other Operating Income
     Other operating income on the Company’s Consolidated Statements of Income generally includes shortfall income recognized under its property operating agreements, revenues from its consolidated VIEs, management fee income, annual inspection fee income, loan exit fee income, prepayment penalty income, and interest income on notes receivable.
     Property operating agreements, between the Company and sponsoring health systems, applicable to 15 of the Company’s 237 owned real estate properties as of December 31, 2006, contractually obligate the sponsoring health system to provide to the Company, for a short term, a minimum return on the Company’s investment in the property in return for the right to be involved in the operating decisions of the property, including tenancy. If the minimum return is not achieved through normal operations of the property, the Company will calculate and accrue any shortfalls as income that the sponsor is responsible to pay to the Company under the terms of the property operating agreement.
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
     A detail of other operating income for the years ended December 31, 2006, 2005 and 2004 is as follows:

(Dollars in millions)	2006	2005	2004

Property lease guaranty revenue	$15.2	$14.7	$14.7
VIE operating revenue	17.8	17.6	15.4
Interest income	1.0	1.6	1.3
Management fee income	0.4	0.4	0.4
Loan exit fee and prepayment penalty income	2.2	0.1	1.2
Other	4.5	2.0	0.7

	$41.1	$36.4	$33.7

   Derivative Financial Instruments
     SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133,” SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (collectively, “SFAS No. 133”) require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a fair value hedge or a cash flow hedge. The Company’s two interest rate swaps, entered into in 2001, were fair value hedges and were perfectly effective. As such, changes in the fair value of the hedges were reflected as adjustments to the carrying value of the underlying liability. In June 2006, the Company terminated the two interest rate swaps. See Note 7 for more details on the interest rate swaps.
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
   Stock-Based Awards
     During 2006, 2005 and 2004, the Company issued and had outstanding various employee stock-based awards. These awards included restricted stock issued to employees pursuant to the 2003 Employees Restricted Stock Incentive Plan (the “Restricted Stock Plan”), the Optional Deferral Plan and the 2000 Employee Stock Purchase Plan (“Employee Stock Purchase Plan”). See Note 10, Stock Plans. The Employee Stock Purchase Plan features a “look-back” provision which enables the employee to purchase a fixed number of shares at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise, with optional purchase dates occurring once each quarter for twenty-seven months.
     Prior to 2006, the Company followed the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”) and related interpretations in accounting for its stock-based awards to employees and followed the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), as amended. Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), which revised SFAS No. 123 and superseded APB Opinion No. 25. This statement focuses primarily on accounting for transactions in which a company obtains employee services in share-based payment transactions, including employee stock purchase plans under certain conditions, but does not change the accounting guidance for share-based payment transactions with parties other than employees. This statement requires all share-based payments to employees to be recognized in the income statement based on their fair values. SFAS No. 123(R) permitted companies to adopt its requirements using one of two methods. The Company elected to follow the modified prospective method.
     The compensatory nature of the Restricted Stock Plan and the determination of the related compensation expense under the provisions of SFAS No. 123(R) are consistent with the accounting treatment prescribed by APB Opinion No. 25. However, the look-back feature under the Employee Stock Purchase Plan does not qualify for non-compensatory accounting treatment under SFAS No. 123(R) as it did under the provisions prescribed by APB Opinion No. 25, and, instead, requires fair value measurement using the Black-Scholes or other pricing model and the recognition of expense over the vesting period. The accounting for the look-back feature associated with the Employee Stock Purchase Plan under SFAS No. 123(R) is consistent with the accounting prescribed by SFAS No. 123, and as interpreted in FASB Technical Bulletin No. 97-1, “Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option.” Therefore, the compensation expense recognized upon adoption of SFAS No. 123(R) was determined in the same manner that the pro-forma compensation expense was calculated under SFAS No. 123, using the Black-Scholes model. In the first quarter of 2006, the Company recognized in general and administrative expenses approximately $227,000 of compensation expense related to the January 1, 2006 grant of options to purchase shares under the Employee Stock Purchase Plan, where such options were immediately vested on the date of grant. The Company grants options under its Employee Stock Purchase Plan once a year, during the first quarter, and thus records compensation expense related to those grants only in that quarter each year.
     The following table represents the effect on net income and earnings per share for the twelve months ended December 31, 2005 and 2004, as if the Company had applied the fair value-based method and recognition provisions of SFAS No. 123(R), as described above:

(Dollars in thousands, except per share data)	2005	2004

Net income, as reported	$52,668	$55,533
Add: Compensation expense for equity-based awards to employees, included in net income	3,647	3,523
Deduct: Compensation expense for equity-based awards to employees under the fair value method	(3,871)	(3,680)

Pro-forma net income	$52,444	$55,376

Earnings per share, as reported:
Basic	$1.13	$1.27
Assuming dilution	$1.11	$1.24

Pro-forma earnings per share:
Basic	$1.13	$1.27
Assuming dilution	$1.11	$1.24

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
   Accounting for Defined Benefit Pension Plans
     The Company has pension plans under which the Company’s Board of Directors and certain designated officers may receive retirement benefits upon retirement and the completion of five years of service with the Company. The plans are unfunded and benefit payments will be made from earnings of the Company. The pension plans are accounted for in accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R),” (“SFAS No. 158”) which the Company adopted during 2006.
   Reclassifications
     Certain reclassifications have been made in the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 to conform to the 2006 presentation.
   New Pronouncements
     Accounting Changes and Error Corrections
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 20, “Accounting Changes” (“APB Opinion No. 20”), and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is applicable for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
     APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS No. 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. Finally, SFAS No. 154 requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle.
     SFAS No. 154 carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS No. 154 also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability.
     During 2006, the Company reclassified amounts related to properties acquired in three transactions during the 1990’s from land to building based on management’s determination that misclassifications had been made in the original recording of the transactions. As required under SFAS No. 154, the Company reviewed the effects of the misclassification from both a quantitative and qualitative perspective. Based on the analyses, management concluded that the adjustments required to correct the misclassification were not material to the current year’s or any prior years’ financial statements and, therefore, recorded the necessary adjustment of $8.0 million from land to building on the Company’s Consolidated Balance Sheet as of December 31, 2006 and recorded a corresponding adjustment to depreciation expense of $1.8 million, or $0.04 per basic and diluted common share, in the Company’s Consolidated Statement of Income for the year ended December 31, 2006.

     Accounting for Uncertainty in Income Taxes
     In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, “Accounting for Income Taxes,” (“FIN No. 48”) which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 will be effective for the Company beginning January 1, 2007. FIN No. 48 currently is not expected to have a material impact on the Company’s Consolidated Financial Statements.
     Fair Value Measurements
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value, which should increase the consistency and comparability of fair value measurements and disclosures. This statement applies to other current pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS No. 157 will be effective for the Company beginning January 1, 2008 and is not expected to have a material impact on the Company’s Consolidated Financial Statements.
     Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans
     Effective December 31, 2006, the Company adopted SFAS No. 158 which requires the recognition of the funded status of a company’s benefit plans as a net liability or asset with an offsetting adjustment to accumulated other comprehensive income in stockholders’ equity. Upon adoption, the Company recorded an additional $4.0 million in benefit obligation, included in other liabilities, with an offset to other comprehensive loss, included in accumulated other comprehensive loss which is included in stockholders’ equity on the Company’s Consolidated Balance Sheet. The adjustment of $1.4 million to accumulated comprehensive loss upon adoption of SFAS No. 158 represents the net unrecognized actuarial loss remaining as of December 31, 2005, calculated in accordance with SFAS No. 87. The Company has historically measured its benefit obligations as of the balance sheet date, therefore, no changes to the Company’s measurement dates were required.

2. REAL ESTATE PROPERTIES
     The following table summarizes the Company’s owned real estate properties by type of facility and by state as of December 31, 2006.

			Buildings,
	Number		Improvements,
	of		At-Market Lease
	Facilities		Intangibles	Personal		Accumulated
(Dollars in thousands)	(1)	Land	And CIP	Property	Total	Depreciation

Medical Office/Outpatient Facilities:
California	10	$17,510	$90,078	$88	$107,676	$24,795
Florida	26	20,972	177,334	154	198,460	45,488
Tennessee	18	8,371	156,618	139	165,128	25,378
Texas	42	30,259	356,995	876	388,130	63,117
Virginia	15	6,526	67,663	218	74,407	18,988
Other states	51	22,625	389,235	171	412,031	75,211

	162	106,263	1,237,923	1,646	1,345,832	252,977

Assisted Living Facilities: (2)
Florida	2	2,364	14,725	1,101	18,190	857
Georgia	1	0	6,025	0	6,025	1,562
Pennsylvania	7	1,425	29,645	1,110	32,180	8,227
Texas	4	0	28,895	0	28,895	7,491
Virginia	3	889	16,507	279	17,675	4,416
Other states	9	1,514	25,123	200	26,837	6,012

	26	6,192	120,920	2,690	129,802	28,565

Skilled Nursing Facilities: (2)
Michigan	8	700	22,381	1,180	24,261	6,591
Oklahoma	5	120	12,918	0	13,038	2,774
Pennsylvania	3	479	20,596	690	21,765	5,747
South Carolina	4	868	26,053	700	27,621	1,259
Virginia	6	1,459	35,775	0	37,234	9,275
Other states	3	2,289	18,732	405	21,426	4,595

	29	5,915	136,455	2,975	145,345	30,241

Inpatient Rehabilitation Facilities:
Alabama	1	0	17,722	0	17,722	3,744
Florida	1	0	11,703	0	11,703	2,472
Pennsylvania	6	1,214	112,653	0	113,867	27,302
Texas	1	1,116	12,086	0	13,202	3,132

	9	2,330	154,164	0	156,494	36,650

Independent Living Facilities: (2)
Tennessee	3	2,969	16,534	878	20,381	902
Texas	4	7	43,972	145	44,124	11,336

	7	2,976	60,506	1,023	64,505	12,238

Other Inpatient Facilities:
California	1	0	12,688	0	12,688	4,032
Indiana	1	1,071	42,335	0	43,406	543
Michigan	1	4,405	9,454	0	13,859	2,454
Texas	1	506	5,516	0	6,022	1,514

	4	5,982	69,993	0	75,975	8,543
Corporate Property	—	0	0	14,373	14,373	4,492

Total Property	237	$129,658	$1,779,961	$22,707	$1,932,326	$373,706

(1)	Includes six lessee developments.

(2)	The Company plans to sell its senior living portfolio during the first and second quarters of 2007. See Note 15.
3. REAL ESTATE PROPERTY LEASES
     The Company’s properties are generally leased pursuant to non-cancelable, fixed-term operating leases or are supported through other financial support arrangements with expiration dates through 2022. Some leases and financial arrangements provide for fixed rent renewal terms of five years, or multiples thereof, in addition to market rent renewal terms. Some leases provide the lessee, during the term of the lease and for a short period thereafter, with an option (see Purchase Options below) or a right of first refusal to purchase the leased property. The Company’s portfolio of master leases generally requires the lessee to pay minimum rent, additional rent based upon fixed percentage increases or increases in the Consumer Price Index and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

     Future minimum lease payments under the non-cancelable operating leases and guaranteed amounts due to the Company under property operating agreements as of December 31, 2006 are as follows (in thousands):

2007	$192,437
2008	174,392
2009	142,098
2010	115,693
2011	97,098
2012 and thereafter	338,388

$1,060,106

     The Company had only one customer, HealthSouth Corporation, that accounted for 10% or more of the Company’s revenues for the three years ended December 31, 2006, including revenues from discontinued operations. HealthSouth provided 10% of the Company’s revenues for the years ended December 31, 2006 and 2005 and 11% of the Company’s revenues for the year ended December 31, 2004.
Purchase Options Exercisable
     Certain of the Company’s leases include purchase option provisions. The provisions vary from lease to lease but generally allow the lessee to purchase the property covered by the lease at the greater of fair market value or an amount equal to the Company’s gross investment. As of December 31, 2006, the Company had a gross investment of approximately $235.3 million in real estate properties that were subject to outstanding, exercisable contractual options to purchase, with various conditions and terms, by the respective operators and lessees that had not been exercised.
     Purchase Options Exercised
     In the first quarter of 2006, the Company sold three properties to a sponsor pursuant to a purchase option provision in its property operating agreement with the Company. The Company received notice from the sponsor of its intent to exercise its purchase option on September 29, 2005. As such, the Company included its $9.7 million investment ($8.0 million, net) in the properties in assets held for sale as of December 31, 2005. The Company received net proceeds totaling $11.2 million from the sale and recognized a gain of approximately $3.3 million on the sale.
     In the second quarter of 2006, the Company sold a medical office building to a lessee pursuant to a purchase option provision in its master lease agreement with the Company. The Company received notice from the lessee of its intent to exercise its purchase option on November 15, 2005. As such, the Company included its $16.4 million gross investment ($13.4 million, net) in the building in assets held for sale as of December 31, 2005. The Company fully financed the sale of the building and received a $14.9 million mortgage note receivable, secured by the building. As required by SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”), the Company will account for the gain under the installment method, thereby deferring the recognition of the gain of approximately $1.5 million until such time that recognition is allowed under the installment method.
   Impairment Charge
     In accordance with SFAS No. 144, long-lived assets (e.g., properties) must be evaluated for possible impairment whenever facts or circumstances indicate that the carrying value might not be recoverable. During the third quarter of 2006, management identified one property whose estimated future cash flows were not expected, based on a probability-weighted approach, to recover its carrying value. The property had a net carrying value, before impairment, of approximately $3.2 million. The Company recorded an impairment loss of $1.5 million, adjusting its carrying value to its estimated fair value of approximately $1.7 million.
4. ACQUISITIONS, DISPOSITIONS, AND MORTGAGE REPAYMENTS
   Acquisitions
     2006 Real Estate Acquisitions
     In May 2006, as discussed in Note 3 above, the Company fully financed the sale of one of its medical office buildings in California, in which the Company had a $16.4 million gross investment ($13.4 million, net). In the transaction, the Company received a $14.9 million mortgage note receivable, which is secured by the 87,000 square foot facility. As required by SFAS No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”), the Company will account for the gain under the installment method, thereby deferring the recognition of the gain of approximately $1.5 million until such time that recognition is allowed under the installment method.

     In June 2006, the Company acquired a 58,474 square foot medical office building and an adjoining 117,525 square foot orthopaedic hospital in Indiana for $65.0 million. These properties are leased under absolute net master lease agreements.
     In September 2006, the Company acquired for $8.3 million an 11-acre site in Texas near two hospitals currently under construction. The Company expects to develop an outpatient medical facility on the site.
     In November 2006, the Company acquired a parcel of land in Hawaii for $2.5 million which is adjacent to land the Company owns. The Company anticipates it will begin construction on a $64.6 million medical office building on the combined parcels in late 2007.
   2006 LLC Investments
     In January 2006, the Company acquired for $2.4 million a non-managing membership interest in a limited liability company (“LLC”), which acquired one medical office building in Oregon. The Company has a 50% ownership interest in the LLC and does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the equity method.
     In March 2006, the Company acquired for $6.6 million a non-managing membership interest in an LLC, which acquired six senior living facilities in Utah. The Company has a 10% ownership interest in the LLC but does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the cost method.
     The Company had net investments in LLCs totaling approximately $20.1 million and $10.7 million, respectively, as of December 31, 2006 and 2005 that are included in other assets on the Company’s Consolidated Balance Sheets.
   2006 Mortgage Note Financings
     During 2006, the Company acquired or originated four mortgage notes receivable for approximately $37.8 million.
     A summary of the 2006 acquisitions, LLC investments and mortgage note financings follows:

	Cash	Real	Mortgage		Square
(Dollars in millions)	Consideration	Estate	Financing	Other	Footage

Real estate acquisitions
Indiana	$65.0	$65.0	$—	$—	175,999
Texas (land)	8.3	8.3	—	—	—
Hawaii (land)	2.5	2.5	—	—	—

	75.8	75.8	—	—	175,999

LLC investments	9.0	—	—	9.0
Mortgage note financings	20.9	—	37.8	(16.9)

Total 2006 Acquisitions	$105.7	$75.8	$37.8	$(7.9)

   2005 Real Estate Acquisitions
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
   2005 LLC Investment
     In April 2005, the Company acquired a non-managing membership interest in an LLC for $11.1 million, which acquired three medical office buildings. The Company has a 75% ownership interest in the LLC but does not have all of the rights of a controlling member. As such, the Company does not consolidate the LLC but accounts for it under the equity method. As of December 31, 2005, the Company’s net investment in the LLC, included in other assets on the Company’s Consolidated Balance Sheet, was $10.7 million.

     2005 Mortgage Note Financings
     During 2005, the Company acquired or originated six mortgage notes receivable from six different entities for approximately $72.0 million.
     A summary of the 2005 acquisitions, LLC investment and mortgage note financings follows:

	Cash	Real	Debt	Mortgage		Square
(Dollars in millions)	Consideration	Estate	Assumed	Financing	Other	Footage

Real estate acquisitions
Memphis, TN	$18.8	$18.2	$—	$—	$0.6	417,025
Charleston, SC	17.2	26.1	(9.3)	—	0.4	188,058
Hollywood, FL	11.1	11.2	—	—	(0.1)	124,596

	47.1	55.5	(9.3)	—	0.9	729,679

LLC investment	11.1	—	—	—	11.1
Mortgage note financings	72.0	—	—	72.0	—

Total 2005 Acquisitions	$130.2	$55.5	$(9.3)	$72.0	$12.0

     2006 Real Estate Dispositions
     In January 2006, a sponsor under a financial support arrangement exercised a purchase option and purchased two properties in Pennsylvania, providing net proceeds to the Company totaling $11.7 million, including a lease termination fee of $0.3 million. The Company had a gross investment totaling $9.7 million ($8.0 million, net) in the properties and recognized a gain of approximately $3.3 million from the sale.
     In April 2006, the Company sold three medical office buildings in Alabama in which the Company had a gross investment totaling $26.3 million ($21.1 million, net). The Company received net proceeds of approximately $21.0 million and recognized an immaterial gain on the sale.
     In May 2006, pursuant to a purchase option exercised in 2005, the Company sold a 87,000 square foot medical office building in California and financed the sale transaction. See 2006 Real Estate Acquisitions above for further discussion of this transaction.
     In July 2006, the Company partially financed the sale of one of its medical office buildings in Texas, in which the Company had a $2.5 million gross investment ($2.4 million, net). In the transaction, the Company received $0.3 million in cash and a $2.0 million mortgage note receivable which, in total, approximated the Company’s carrying value of its investment in the building.
     2006 Mortgage Notes Receivable Repayments
     During 2006, seven mortgage notes receivable totaling approximately $69.1 million were repaid. The Company also received $2.2 million in prepayment penalties from these transactions, which are included in other operating income on the Company’s Consolidated Statement of Income.
     A summary of the 2006 dispositions follows:

			Lease		Mortgage
		Net Real	Termination/	Other	And Other
	Net	Estate	Prepayment	(Including	Notes	Gain/	Square
(Dollars in millions)	Proceeds	Investment	Penalties	Receivables)	Receivable	(Loss)	Footage

Real estate dispositions
Pennsylvania	$11.7	$8.0	$0.3	$0.1	$—	$3.3	50,883
Alabama	21.0	21.1	—	(0.1)	—	—	152,063
California	—	13.4	—	—	(13.4)	—	87,000
Texas	0.3	2.4	—	—	(2.0)	(0.1)	17,300

	33.0	44.9	0.3	0	(15.4)	3.2	307,246

Mortgage notes receivables repayments	71.3	—	2.2	—	69.1	—

Total 2006 Dispositions	$104.3	$44.9	$2.5	$0	$53.7	$3.2

     2005 Real Estate Dispositions
     In January 2005 and May 2005, a senior living operator purchased the ten properties it leased from the Company, producing net sales proceeds to the Company totaling $71.0 million. The ten properties covered by the purchase options exercised by this operator comprised approximately $74.9 million ($60.9 million, net) of the Company’s real estate properties. The Company recognized a gain of approximately $7.3 million from the sale of the properties.
     In February 2005 and April 2005, the Company sold two medical office buildings in Florida for approximately $6.8 million in net sales proceeds to the Company. The two properties comprised approximately $9.3 million ($7.4 million, net) of the Company’s real estate properties. The Company recorded a $0.7 million impairment charge from the sale of the two properties.
     On April 20, 2005, a second senior living operator purchased five properties it leased from the Company producing net sales proceeds to the Company totaling $53.5 million. The five properties covered by the purchase options exercised by this operator comprised approximately $53.1 million ($44.4 million, net) of the Company’s real estate assets. The Company recognized a gain of approximately $0.2 million from the sale of the five properties.
     In May 2005, the Company sold a land parcel for approximately $2.0 million in net proceeds to the Company and recognized no gain or loss on the transaction.
     2005 Mortgage Notes Receivable Repayments
     During 2005, two mortgage notes receivable totaling approximately $4.1 million were repaid. The Company also received a $0.1 million prepayment penalty on the transaction.
     A summary of the 2005 dispositions follows:

			Lease		Mortgage
		Net Real	Termination/	Other	And Other
	Net	Estate	Prepayment	(Including	Notes	Gain/	Square
(Dollars in millions)	Proceeds	Investment	Penalties	Receivables)	Receivable	Loss	Footage

Real estate dispositions
Purchase option-10 properties	$71.0	$60.9	$1.8	$1.0	$—	$7.3	563,379
Purchase option-5 properties	53.5	44.4	1.4	2.3	5.2	0.2	292,231
Florida-2 properties	6.8	7.4	—	0.1	—	(0.7)	58,559
Land Parcel	2.0	1.9	—	0.1	—	—	—

	133.3	114.6	3.2	3.5	5.2	6.8	914,169

Mortgage notes receivables repayments	4.2	—	0.1	—	4.1	—

Total 2005 Dispositions	$137.5	$114.6	$3.3	$3.5	$9.3	$6.8

5. OTHER ASSETS
     Other assets consist primarily of receivables, straight-line rent receivables, and intangible assets. Other assets as of December 31, 2006 and 2005 were as follows:

	December 31,
(In millions)	2006	2005

Accounts receivable	$19.9	$20.3
Notes receivable	10.4	11.6
Allowance for uncollectible accounts	(2.5)	(2.0)
Straight-line rent receivables	22.8	21.1
Acquired patient accounts receivable, net	2.5	8.9
Equity investment in LLC	20.1	10.7
Deferred financing costs, net	5.5	5.7
Above-market intangible assets, net	6.6	6.7
Customer relationship intangible asset, net	1.4	1.6
Goodwill	3.5	3.5
Prepaid assets	8.1	5.5
Other	1.9	2.6

	$100.2	$96.2

     During the fourth quarter of 2005, the Company agreed to terminate several medical office building leases relating to a physician clinic in Virginia. At the time of the lease termination, the Company had outstanding receivables owed by the tenant of approximately $10.3 million. In connection with such termination and a related troubled debt restructuring, the Company received patient accounts receivable of the clinic, having a fair value estimated at $9.1 million, and recorded bad debt expense of $1.2 million on receivables related to the terminated leases which was reflected in bad debt expense on the Company’s Consolidated Statement of Income for the

year ended December 31, 2005. In connection with these transactions, the Company also entered into a new long-term master lease agreement with a new lessee for the same properties providing for annual minimum lease payments of approximately $5.0 million. During 2005 and 2006, the Company collected $0.2 million and $2.1 million, respectively, of the patient accounts receivable. As a result of the Company’s collection experience, as well as the types and ages of patient receivables remaining, the Company revised its estimate of the fair value of the patient accounts receivable and recorded impairment charges of $4.1 million and related valuation allowances of $0.2 million during 2006 on the patient accounts receivable. See Note 1 for other impairments recorded for the year ended December 31, 2006.
     During the first quarter of 2006, the Company acquired a non-managing membership interest in two LLCs for $9.0 million which is included in the equity investment in LLC line in the table above. See Note 4 for more details on these investments.
6. INTANGIBLE ASSETS AND LIABILITIES
     The Company has several types of intangible assets and liabilities included in its Consolidated Balance Sheets, including but not limited to goodwill, deferred financing costs, above-, below-, and at-market lease intangibles, and customer relationship intangibles. The Company’s intangible assets and liabilities as of December 31, 2006 and 2005 consisted of the following:

	Balance at		Accumulated Amortization		Weighted
	December 31,		at December 31,		Average Life	Balance Sheet
(In millions)	2006	2005	2006	2005	(Years)	Classification

Goodwill	$3.5	$3.5	$—	$—	N/A	Other assets
Deferred financing costs	10.7	11.4	5.2	5.7	4.8	Other assets
Above-market lease intangibles	6.9	6.9	0.3	0.2	72.3	Other assets
Customer relationship intangibles	1.5	1.6	0.1	—	36.6	Other assets
Below-market lease intangibles	(0.4)	(0.4)	(0.1)	—	2.2	Other liabilities
At-market lease intangibles	39.0	39.3	31.4	21.5	2.3	Real estate properties

Total	$61.2	$62.3	$36.9	$27.4	29.3

     Amortization of the intangible assets and liabilities, in place as of December 31, 2006, is expected to be approximately $5.9 million, $3.3 million, $1.7 million, $1.2 million, and $0.7 million, respectively, for each of the years ended December 31, 2007 through 2011.
7. NOTES AND BONDS PAYABLE
     Notes and bonds payable as of December 31, 2006 and 2005 consisted of the following:

	December 31,
(In thousands)	2006	2005

Unsecured credit facility due 2009	$190,000	$—
Unsecured credit facility due 2006	—	73,000
Senior notes due 2006	—	29,400
Senior notes due 2011, including premium	301,083	306,629
Senior notes due 2014, net of discount	298,838	298,708
Mortgage notes payable	60,061	70,709

	$849,982	$778,446

     As of December 31, 2006, the Company was in compliance with all covenant requirements under its various debt instruments.
     Unsecured Credit Facility due 2009
     In January 2006, the Company entered into a $400 million credit facility (the “Unsecured Credit Facility due 2009”) with a syndicate of 12 banks. The facility may be increased to $650.0 million during the first two years at the Company’s option, subject to obtaining additional capital commitments from the banks. The credit facility matures in January 2009, but the term may be extended one additional year. Loans outstanding under the Unsecured Credit Facility due 2009 (other than swing line loans and competitive bid advances) will bear interest at a rate equal to (x) LIBOR or the base rate (defined as the higher of the Bank of America prime rate and the Federal Funds rate plus 0.50%) plus (y) a margin ranging from 0.60% to 1.20% (currently 0.90%), based upon the Company’s unsecured debt ratings. The weighted average rate on borrowings outstanding as of December 31, 2006 was 6.25%. Additionally, the Company will pay a facility fee per annum on the aggregate amount of commitments. The facility fee may range from 0.15% to 0.30% per annum (currently 0.20%), based on the Company’s unsecured debt ratings. The Unsecured Credit Facility due 2009 contains certain representations, warranties, and financial and other covenants customary in such loan agreements. The Company had borrowing capacity remaining of $210.0 million under the facility as of December 31, 2006.
     Unsecured Credit Facility due 2006
     In October 2003, the Company entered into a $300.0 million unsecured credit facility (the “Unsecured Credit Facility due 2006”) with a syndicate of 12 banks. Rates for borrowings under the Unsecured Credit Facility due 2006 were, at the Company’s option, based on LIBOR or the higher of the Federal Funds Rate plus 1/2 of 1% or the agent bank’s prime rate and could vary based on the Company’s debt rating. The weighted average rate on borrowings outstanding as of December 31, 2005 was 5.42%. In addition, the Company incurred an annual facility fee of 0.35% on the commitment. In January 2006, the Unsecured Credit Facility due 2006 was repaid with proceeds from the Unsecured Credit Facility due 2009.
     Senior Notes due 2006
     In April 2000, the Company privately placed $70.0 million of unsecured senior notes (the “Senior Notes due 2006”) with multiple purchasers affiliated with two lending institutions. The Senior Notes due 2006 bore interest at 9.49% and were fully repaid on April 3, 2006.
     Senior Notes due 2011
     In 2001, the Company publicly issued $300.0 million of unsecured senior notes due 2011 (the “Senior Notes due 2011”). The Senior Notes due 2011 bear interest at 8.125%, payable semi-annually on May 1 and November 1, and are due on May 1, 2011, unless redeemed earlier by the Company. The notes were originally issued at a discount of approximately $1.5 million, which yielded an 8.202% interest rate per annum upon issuance. In 2001, the Company entered into interest rate swap agreements for notional amounts totaling $125.0 million to offset changes in the fair value of $125.0 million of the notes. The Company paid interest at the equivalent rate of 1.99% over six-month LIBOR. In March 2003, the Company terminated these interest rate swap agreements and entered into new swaps under terms identical to those of the 2001 swap agreements except that the equivalent rate was adjusted to 4.12% over six-month LIBOR. The Company received cash equal to the fair value of the terminated swaps (“premium”) of $18.4 million, which was combined with the principal balance of the Senior Notes due 2011 on the Company’s Consolidated Balance Sheets and was being amortized against interest expense over the remaining term of the notes, offsetting the increase in the spread over LIBOR. The derivative instruments met all of the requirements of a fair value hedge and were accounted for using the “shortcut method” as set forth in SFAS No. 133. As such, changes in fair value of the derivative instruments had no impact on the Company’s Consolidated Statements of Income. In June 2006, the Company terminated these interest rate swap agreements and paid $10.1 million, equal to the fair value of the interest rate swaps at termination, plus interest due of $0.3 million. The $10.1 million paid by the Company was offset against the remaining premium from the 2003 termination. The remaining net premium of $1.2 million was combined with the principal balance of the Senior Notes due 2011 on the Company’s Consolidated Balance Sheets and will be amortized against interest expense over the remaining term of the notes resulting in a new effective rate on the notes of 7.896%. For the years ended December 31, 2006, 2005 and 2004, the Company amortized $1.0 million, $1.8 million, and $1.7 million, respectively, of the net premium which is included in interest expense on the Company’s Consolidated Statements of Income. The following table reconciles the balance of the Senior Notes due 2011 on the Company’s Consolidated Balance Sheets as of December 31, 2006 and 2005:

	December 31,
(In thousands)	2006	2005

Senior Notes due 2011 face value	$300,000	$300,000
Unamortized net gain (net of discount)	1,083	12,226
Fair value of interest rate swaps	—	(5,597)

Senior Notes due 2011 carrying amount	$301,083	$306,629

     Senior Notes due 2014
     On March 30, 2004, the Company publicly issued $300.0 million of unsecured senior notes due 2014 (the “Senior Notes due 2014”). The Senior Notes due 2014 bear interest at 5.125%, payable semi-annually on April 1 and October 1, and are due on April 1, 2014, unless redeemed earlier by the Company. The notes were issued at a discount of approximately $1.5 million, yielding a 5.19% interest rate per annum. For each of the years ended December 31, 2006, 2005 and 2004, the Company amortized approximately $0.1 million of the discount which is included in interest expense on the Company’s Consolidated Statements of Income. The following table reconciles the balance of the Senior Notes due 2014 on the Company’s Consolidated Balance Sheets as of December 31, 2006 and 2005:

	December 31,
(In thousands)	2006	2005

Senior Notes due 2014 face value	$300,000	$300,000
Unamortized discount	(1,162)	(1,292)

Senior Notes due 2014 carrying amount	$298,838	$298,708

     Mortgage Notes Payable
     As of December 31, 2006, the Company had outstanding 10 non-recourse mortgage notes payable, with the related collateral, as follows:

						Investment in
		Effective		Number		Collateral at	Contractual Balance at
	Original	Interest	Maturity	of Notes		December 31,	December 31,	December 31,
(Dollars in millions)	Balance	Rate	Date	Payable	Collateral(5)	2006	2006	2005

Life Insurance Co. (1)	$23.3	7.765%	7/26	1	MOB	$46.2	$20.5	$20.8
Life Insurance Co. (2)	4.7	7.765%	1/17	1	MOB	11.0	3.2	3.4
Commercial Bank (3)	23.4	7.220%	5/11	5	7 MOBs	53.6	12.6	22.2
Commercial Bank (1)	5.3	5.550%	4/31	1	SNF	10.3	5.1	5.2
Commercial Bank (1)	4.0	8.000%	4/32	1	SNF	8.2	3.9	4.0
Life Insurance Co. (4)	15.1	5.490%	1/16	1	MOB	23.8	14.8	15.1

				10		$153.1	$60.1	$70.7

(1)	Payable in monthly installments of principal and interest based on a 30-year amortization with the final payment due at maturity.

(2)	Payable in monthly installments of principal and interest based on a 20-year amortization with the final payment due at maturity.

(3)	Payable in fully amortizing monthly installments of principal and interest due at maturity. Originally, the Company had 8 mortgage notes totaling $35.0 million on 10 MOBs. Three of the mortgage notes, originally totaling $11.6 million, were defeased during the second quarter of 2006.

(4)	Payable in monthly installments of principal and interest based on a 10-year amortization with the final payment due at maturity.

(5)	MOB-Medical office building; SNF-Skilled nursing facility
     The contractual interest rates for the 10 outstanding mortgage notes ranged from 5.49% to 8.50% at December 31, 2006. Three mortgage notes payable totaling approximately $7.1 million were repaid in April 2006 related to the sale of three medical office buildings which secured the mortgage notes.
     Other Long-Term Debt Information
     Future maturities of the Company’s notes and bonds payable, net of related discount of $1.1 million and premium of $1.2 million, as of December 31, 2006 were as follows (in thousands):

2007	$3,646
2008	3,923
2009 (1)	194,225
2010	4,549
2011	302,182
2012 and thereafter	341,457

$849,982

(1)	Includes $190.0 million outstanding on the Unsecured Credit Facility due 2009.
     In the Company’s 1998 acquisition of Capstone Capital Corporation (“Capstone”), it acquired four interest rate swaps previously entered into by Capstone. In order to set the liabilities assumed by the Company, the Company, concurrently with the acquisition, acquired off-setting swaps. The remaining liability as of December 31, 2006, 2005 and 2004 was $0.2 million, $0.4 million and $0.6 million, respectively.

8. STOCKHOLDERS’ EQUITY
  Common Stock
     The Company had no preferred shares outstanding and had common shares outstanding for each of the three years ended December 31, 2006 as follows:

	Year Ended December 31,
	2006	2005	2004

Common Shares
Balance, beginning of period	47,768,148	47,701,108	42,991,416
Issuance of stock	3,876	29,348	4,686,789
Restricted stock-based awards, net of forfeitures	33,424	37,692	22,903

Balance, end of period	47,805,448	47,768,148	47,701,108

     On July 25, 2006, the Company’s Board of Directors authorized the repurchase of up to 3,000,000 shares of the Company’s common stock. The Company may elect, from time to time, to repurchase shares either when market conditions are appropriate or as a means to reinvest excess cash flows from investing activities. Such purchases, if any, may be made either in the open market or through privately negotiated transactions. As of December 31, 2006 the Company had not repurchased any shares.
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
     Accumulated Other Comprehensive Income
     As discussed in more detail in Note 1, the Company adopted SFAS No. 158 effective December 31, 2006. Upon adoption of SFAS No. 158, the Company recorded an additional $4.0 million in benefit obligation related to its pension obligations, included in other liabilities, with an offset to other comprehensive income, included in stockholders’ equity on the Company’s Consolidated Balance Sheet.
9. BENEFIT PLANS
  Executive Retirement Plan
     The Company has an Executive Retirement Plan, under which an officer designated by the Compensation Committee of the Board of Directors may receive upon normal retirement (defined to be when the officer reaches age 65 and has completed five years of service with the Company) an amount equal to 60% of the officer’s final average earnings (defined as the average of the executive’s highest three years’ earnings) plus 6% of final average earnings times years of service after age 60 (but not more than five years), less 100% of certain other retirement benefits received by the officer, to be paid in monthly installments over a period not to exceed the greater of the life of the retired officer or his surviving spouse. Assuming the officers currently eligible for retirement retire at the normal retirement date, the Company would begin making benefit payments (other than the $83,000 currently being paid annually) of approximately $1.1 million per year, based on assumptions at December 31, 2006, which would increase annually based on CPI. Rather than receiving monthly payments, the retiring officer has the option to request a lump sum retirement payment, equal to the present value of the total expected payments.
    Retirement Plan for Outside Directors
     The Company has a retirement plan for outside directors under which a director may receive upon normal retirement (defined to be when the director reaches age 65 and has completed at least five years of service as a director) payment annually, for a period equal to the number of years of service as a director but not to exceed 15 years, an amount equal to the director’s annual retainer and meeting fee compensation (for 2006 this amount ranged from $33,000 to $46,750) immediately preceding retirement from the Board. Such benefit payments are to be made to the retired director or his beneficiary in equal quarterly installments for the duration of the applicable payment period.

    Retirement Plan Information
     Net periodic benefit cost for both the Executive Retirement Plan and the Retirement Plan for Outside Directors (the “Plans”) for the three years in the period ended December 31, 2006 is comprised of the following:

(In thousands)	2006	2005	2004

Service cost	$995	$681	$543
Interest cost	743	487	395
Amortization of net gain/loss	417	169	48

	$2,155	$1,337	$986
Net loss recognized in other comprehensive loss	2,591	—	—

Total recognized in net periodic benefit cost and other comprehensive loss	$4,746	$1,337	$986

     The Company estimates that approximately $0.4 million of the net loss recognized in other comprehensive loss totaling $4.0 million will be amortized to expense in 2007.
     The Plans are un-funded, and benefits will be paid from earnings of the Company. The following table sets forth the benefit obligations as of December 31, 2006 and 2005.

(In thousands)	2006	2005

Benefit obligation at beginning of year	$8,345	$6,615
Service cost	995	681
Interest cost	743	487
Benefits paid	(83)	(83)
Actuarial gain/loss, net(1)	3,008	645

Benefit obligation at end of year	$13,008	$8,345

(1)	2006 includes the impact of changes made to compensation assumptions.
      Amounts recognized in the balance sheet are as follows:

(In thousands)	2006	2005

Net liabilities included in accrued liabilities	$(8,973)	$(6,901)
Amounts recognized in accumulated other comprehensive loss	(4,035)	—

     Accounting for the Executive Retirement Plan for the years ended December 31, 2006 and 2005 assumes a discount rate of 6.40% and a compensation increase rate of 2.7%. Accounting for the Retirement Plan for Outside Directors assumes a discount rate of 6.40%. At December 31, 2006, three employees and three non-employee directors were eligible to retire under the Executive Retirement Plan or the Retirement Plan for Outside Directors. If these individuals retired at normal retirement age and received full retirement benefits based upon the terms of each applicable plan, future benefits payable is estimated to be approximately $32 million as of December 31, 2006.
10. STOCK PLANS
    Restricted Stock Plans
          2003 Employees Restricted Stock Incentive Plan
     The 2003 Employees Restricted Stock Incentive Plan, as amended (“The Restricted Stock Plan”), authorizes the Company to issue 2,099,853 shares of common stock to its employees. The Restricted Stock Plan terminates on December 1, 2012. As of December 31, 2006 and 2005, the Company had issued, net of forfeitures, a total of 98,793 and 68,469 restricted shares, respectively, under the Restricted Stock Plan and a total of 1,288,952 and 1,301,852 restricted shares, respectively, under its predecessor plan for compensation-related awards to employees. No additional shares will be issued under the predecessor plan. The shares issued under the Restricted Stock Plan and its predecessor plan are generally subject to fixed vesting periods varying from three to ten years beginning on the date of issue. If an employee voluntarily terminates employment with the Company before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the shares have been issued, the employee has the right to receive dividends and the right to vote the shares. Compensation expense recognized in 2006, 2005 and 2004 from the amortization of the value of the shares issued under the Restricted Stock Plan and its predecessor plan was $3.5 million, $3.6 million and $3.6 million, respectively.
          Non-Employee Directors’ Stock Plan
     Pursuant to the 1995 Restricted Stock Plan for Non-Employee Directors (the “1995 Directors’ Plan”), the directors’ stock vests for each director upon the date three years from the date of issue and is subject to forfeiture prior to such date upon termination of the director’s service, at no cost to the Company. As of December 31, 2006 and 2005, the Company had issued a total of 43,173 and 27,173 shares, respectively, pursuant to the 1995 Directors’ Plan and had a total of 56,827 and 72,827 authorized shares, respectively, that had not been issued. For 2006, 2005, and 2004, compensation expense resulting from the amortization of the value of these shares was $229,711, $33,783, and $30,571, respectively.
     A summary of the activity under The Restricted Stock Plan, and its predecessor plan, and the 1995 Directors’ Plan and related information for the three years in the period ended December 31, 2006 is as follows:

	2006	2005	2004

Nonvested shares, beginning of year	1,271,548	1,307,966	1,286,824
Granted	46,928	39,220	23,011
Vested	(56,116)	(75,638)	(1,869)
Forfeited	(747)	—	—

Nonvested shares, end of year	1,261,613	1,271,548	1,307,966

Weighted-average grant date fair value of nonvested shares, beginning of year	$24.37	$23.56	$23.33

Weighted-average grant date fair value of shares granted during the year	$33.75	$37.67	$36.13

Weighted-average grant date fair value of shares vested during the year	$21.22	$17.30	$23.08

Weighted-average grant date fair value of shares forfeited during the year	$34.15	$—	$—

Weighted-average grant date fair value of nonvested shares, end of year	$24.85	$24.37	$23.56

Grant date fair value of shares granted during the year	$1,583,605	$1,477,478	$831,419

     The grant date value of unvested awards at December 31, 2006 issued under the Company’s restricted stock plans was approximately $10.8 million with a weighted-average vesting period remaining of approximately 3.5 years. The vesting periods for the restricted shares granted during 2006 ranged from 30 to 120 months. During the second quarter of 2006, the Company withheld 12,757 shares of common stock from one of its officers to pay estimated withholding taxes related to restricted stock that vested in the quarter. The shares were immediately retired.
    Dividend Reinvestment Plan
     The Company is authorized to issue 1,000,000 shares of Common Stock to shareholders under the Dividend Reinvestment Plan. As of December 31, 2006, the Company had a total of 326,172 shares issued under the plan of which 4,468 shares were issued in 2006 and 17,216 were issued in 2005.
    Employee Stock Purchase Plan
     In January 2000, the Company adopted the Employee Stock Purchase Plan, pursuant to which the Company is authorized to issue shares of Common Stock. As of December 31, 2006 and 2005, the Company had a total of 608,240 and 636,653 shares authorized under the Employee Stock Purchase Plan, respectively, which had not been issued or optioned. Under the Employee Stock Purchase Plan, each eligible employee in January of each year is able to purchase up to $25,000 of Common Stock at the lesser of 85% of the market price on the date of grant or 85% of the market price on the date of exercise of such option (the “Exercise Date”). The number of shares subject to each year’s option becomes fixed on the date of grant. Options granted under the Employee Stock Purchase Plan expire if not exercised 27 months after each such option’s date of grant. Cash received from employees upon exercising options under the Employee Stock Purchase Plan for the years ended December 31, 2006, 2005, and 2004 was $0.4 million, $0.3 million and $1.3 million, respectively.

     A summary of the Employee Stock Purchase Plan activity and related information for the three years in the period ended December 31, 2006 is as follows:

	2006	2005	2004

Outstanding, beginning of year	158,026	141,037	157,354
Granted	148,698	119,730	103,452
Exercised	(14,958)	(12,132)	(48,785)
Forfeited	(65,135)	(45,659)	(25,448)
Expired	(55,150)	(44,950)	(45,536)

Outstanding and exercisable at end of year	171,481	158,026	141,037

Weighted-average exercise price of options outstanding, beginning of year	$28.28	$27.97	$24.86

Weighted-average exercise price of options granted during the year	$28.28	$34.60	$30.39

Weighted-average exercise price of options exercised during the year	$28.34	$25.78	$25.81

Weighted-average exercise price of options forfeited during the year	$30.39	$31.69	$27.56

Weighted-average exercise price of options expired during the year	$30.39	$24.86	$23.80

Weighted-average exercise price of options outstanding, end of year	$30.55	$28.28	$27.97

Weighted-average fair value of options granted during the year (calculated as of the grant date)	$6.55	$7.74	$6.29

Intrinsic value of options exercised during the year	$167,552	$84,749	$726,677

Intrinsic value of options outstanding and exercisable (calculated as of December 31)	$1,470,417	$64,729	$1,795,933

Range of exercise prices of options outstanding (calculated as of December 31)	$27.07 - $34.60	$28.28 - $28.28	$23.80 - $30.39

Weighted-average contractual life of outstanding options (calculated as of December 31, in years)	0.8	0.8	0.8

     The fair values for these options were estimated at the date of grant using a Black-Scholes options pricing model with the weighted-average assumptions for the options granted during the period noted in the following table. The risk-free interest rate was based on the U.S. Treasury constant maturity-nominal two-year rate whose maturity is nearest to the date of the expiration of the latest option outstanding and exercisable; the expected life of each option was estimated using the historical exercise behavior of employees; expected volatility was based on historical volatility of the Company’s stock, and expected forfeitures were based on historical forfeiture rates within the look-back period.

	2006	2005	2004

Risk-free interest rates	4.82%	3.08%	1.27%
Expected dividend yields	6.68%	7.5%	8.68%
Expected life (in years)	1.46	1.51	1.54
Expected volatility	19.9%	19.4%	19.2%
Expected forfeiture rates	76%	76%	76%

11. EARNINGS PER SHARE
     The table below sets forth the computation of basic and diluted earnings per share as required by FASB Statement No. 128, “Earnings Per Share” for the three years in the period ended December 31, 2006.

	Year Ended December 31,
(Dollars in thousands, except per share data)	2006	2005	2004

Weighted Average Shares
Weighted Average Shares Outstanding	47,803,671	47,746,562	45,015,205
Unvested Restricted Stock Shares	(1,275,814)	(1,281,347)	(1,308,677)

Weighted Average Shares — Basic	46,527,857	46,465,215	43,706,528

Weighted Average Shares — Basic	46,527,857	46,465,215	43,706,528
Dilutive effect of Restricted Stock Shares	930,052	894,134	867,671
Dilutive effect of Employee Stock Purchase Plan	41,028	47,449	53,276

Weighted Average Shares — Diluted	47,498,937	47,406,798	44,627,475

Earnings Available to Common Stockholders
Income from Continuing Operations	$35,507	$35,891	$41,111
Discontinued Operations	4,212	16,777	14,422

Net income	$39,719	$52,668	$55,533

Basic Earnings Per Common Share
Income from Continuing Operations per common share	$0.76	$0.77	$0.94
Discontinued Operations per common share	0.09	0.36	0.33

Net income per common share	$0.85	$1.13	$1.27

Diluted Earnings Per Common Share
Income from Continuing Operations per common share	$0.75	$0.76	$0.92
Discontinued Operations per common share	0.09	0.35	0.32

Net income per common share	$0.84	$1.11	$1.24

12. COMMITMENTS AND CONTINGENCIES
    Construction in Progress
     As of December 31, 2006, the Company had a net investment of approximately $28.0 million in three developments in progress, which has a total remaining funding commitment of approximately $38.8 million. The Company anticipates completion of these developments in the second and third quarters of 2007. The Company also has an investment of $10.1 million in a land parcel in Hawaii on which the Company anticipates it will begin construction of a $64.6 million medical office building in late 2007. The Company has a total remaining funding commitment of approximately $54.4 million and anticipates completion of the building in 2009. In addition, the Company anticipates beginning a $26.3 million development project, involving two medical office buildings in Colorado, in the first quarter of 2007 with an anticipated completion date in the first quarter of 2008.
    Other Construction Commitments
     Construction continues on a 61,000 square foot, $20.1 million medical office building in the state of Washington. The project is being developed by a joint venture in which the Company holds a 75% equity interest. Construction of the building is being funded by mortgage debt of approximately $15.0 million and by partnership capital of approximately $5.1 million, of which the Company will contribute $3.8 million. As of December 31, 2006, the Company had funded approximately $1.6 million of its capital contribution. Completion of the building is expected in the second quarter of 2007.
     The Company also had various remaining first-generation tenant improvement obligations totaling approximately $6.5 million as of December 31, 2006 related to properties that were developed by the Company.

    Operating Leases
     As of December 31, 2006, the Company was obligated under operating lease agreements consisting primarily of the Company’s corporate office lease and ground leases related to 35 real estate investments with expiration dates through 2079. The Company’s corporate office lease covers approximately 30,934 square feet of rented space and expires on October 31, 2010, with two five-year renewal options. Annual base rent on the corporate office lease increases approximately 3.25% annually and the Company’s ground leases generally increase annually based on increases in CPI. Rental expense relating to the operating leases for the years ended December 31, 2006, 2005 and 2004 was $4.0 million, $3.5 million and $2.7 million, respectively. The Company’s future minimum lease payments for its operating leases as of December 31, 2006 are as follows (in thousands):

2007	$3,011
2008	3,053
2009	3,160
2010	3,101
2011	2,580
2012 and thereafter	204,163

$219,068

Legal Proceedings
     On October 9, 2003, HR Acquisition I Corporation (f/k/a Capstone Capital Corporation, “Capstone”), a wholly-owned affiliate of the Company, was served with the Third Amended Verified Complaint in a shareholder derivative suit which was originally filed on August 28, 2002 in the Jefferson County, Alabama Circuit Court by a shareholder of HealthSouth Corporation. The suit alleges that certain officers and directors of HealthSouth, who were also officers and directors of Capstone, sold real estate properties from HealthSouth to Capstone and then leased the properties back to HealthSouth at artificially high values, in violation of their fiduciary obligations to HealthSouth. The Company acquired Capstone in a merger transaction in October, 1998. None of the Capstone officers and directors remained in their positions following the Company’s acquisition of Capstone. The complaint seeks an accounting and disgorgement of monies obtained by the allegedly wrongful conduct and other unspecified compensatory and punitive damages. There is currently a stay on discovery in the case. The plaintiff and certain defendants in the case reached an agreement to settle a portion of the claims presented in the case and such settlement was approved by the court in January 2007. This settlement did not include the Company or several other defendants. The Company will defend itself vigorously and believes that the claims brought by the plaintiff are not meritorious.
     In May, 2006, Methodist Health System Foundation, Inc. (“the Foundation”) filed suit against a wholly-owned affiliate of the Company in the Civil District Court for Orleans Parish, Louisiana. The Foundation is the sponsor under financial support agreements which support the Company’s ownership and operation of two medical office buildings adjoining the Methodist Hospital in east New Orleans. The Foundation received substantial cash proceeds from the sale of the Pendleton Memorial Methodist Hospital to an affiliate of Universal Health Services, Inc. in 2003. The Foundation’s assets and income are not primarily dependent upon the operations of Methodist Hospital, which has remained closed since Hurricane Katrina struck in August 2005. The Foundation’s suit alleges that Hurricane Katrina and its aftermath should relieve the Foundation of its obligations under the financial support agreements. The agreements do not contain any express provision allowing for termination upon a casualty event. The Company believes the Foundation’s claims are not meritorious and will vigorously defend the enforceability of the financial support agreements.
     The Company is not aware of any other pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company’s financial condition or results of operations.
    Purchase Contracts
     The Company has executed a purchase agreement to acquire a property in Tennessee for approximately $7.3 million, which closed during the first quarter of 2007.
    Hurricane Casualty Losses
     The Company owns two multi-story office buildings in New Orleans, Louisiana that sustained flood and wind damage from Hurricane Katrina in August 2005. The buildings in Louisiana were temporarily closed after the hurricane, but were restored and re-opened on February 1, 2006.

     The Company has insurance coverage for damage caused by wind and flood, subject to certain deductibles and limitations. Estimated insurance recoveries, pursuant to the policy provisions, total approximately $2.1 million and are applied first to repairs and clean-up expenditures (to the extent not subject to coverage limitations), and then to capital replacements. Through December 31, 2006, the Company estimated its expenditures related to returning the New Orleans properties to their previous operating condition, as required by the contractual arrangements with tenants/sponsors, to be approximately $4.7 million. The $4.7 million estimate includes estimates for repairs, clean-up expenditures, and capital replacement expenditures.
     As of December 31, 2006, repairs and other expenditures necessary to return the properties to their previous operating condition were substantially completed. The Company received insurance proceeds totaling approximately $0.9 million during 2006 and had a remaining receivable of approximately $1.2 million at December 31, 2006 which is included in other assets on the accompanying Consolidated Balance Sheet. The Company recognized approximately $0.7 million and $1.9 million of net casualty losses during the year ended December 31, 2006 and December 31, 2005 respectively, which are included in depreciation expense in the accompanying Consolidated Statement of Income.
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
     The following table reconciles the Company’s consolidated net income to taxable income for the three years ended December 31, 2006:

	Year Ended December 31,
(In thousands)	2006	2005	2004

Net income	$39,719	$52,668	$55,533
Items to Reconcile Net Income to Taxable Income:
Depreciation and amortization	19,499	15,519	12,189
Gain or loss on disposition of depreciable assets	5,010	2,851	668
Straight-line rent	(2,296)	(97)	(1,570)
VIE Consolidation	1,110	3,183	6,861
Provision for bad debt	2,603	8,273	(4,200)
Deferred compensation	3,832	4,314	3,554
Other	5,210	(2,494)	(2,225)

	34,968	31,549	15,277

Taxable income (1)	$74,687	$84,217	$70,810

(1)	Before REIT dividend paid deduction.

Characterization Of Distributions
     Distributions in excess of earnings and profits generally constitute a return of capital. The following table gives the characterization of the distributions on the Company’s common shares for the three years ended December 31, 2006, 2005 and 2004. For the three years ended December 31, 2006, 2005 and 2004, there were no preferred shares outstanding. As such, no dividends were distributed for those periods.

	2006		2005		2004
	Per share	%	Per share	%	Per share	%
Common Shares:
Ordinary Income	$1.48	56.17%	$1.77	67.37%	$1.63	63.78%
Return of Capital	1.14	43.00%	0.74	28.20%	0.92	36.22%
20% Capital Gain	—	—	—	—	—	—
Unrecaptured section 1250 gain	0.02	0.83%	0.12	4.43%	—	—
Qualified 5-year Capital gain	—	—	—	—	—	—

Common shares distributions	$2.64	100.00%	$2.63	100.00%	$2.55	100.00%

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying amounts of cash and cash equivalents, receivables and payables are a reasonable estimate of their fair value as of December 31, 2006 and 2005 due to their short-term nature. The fair value of notes and bonds payable is estimated using cash flow analyses as of December 31, 2006 and 2005, based on the Company’s current interest rates for similar types of borrowing arrangements. The fair value of the mortgage notes receivable is estimated either based on cash flow analyses at an assumed market rate of interest or at a rate consistent with the rates on mortgage notes acquired by the Company recently. The fair value of the notes receivable is estimated using cash flow analyses based on assumed market rates of interest consistent with rates on notes receivable entered into by the Company recently. The table below details the fair value and carrying values for notes and bonds payable, mortgage notes receivable and notes receivable at December 31, 2006 and 2005.

	December 31, 2006		December 31, 2005
(In millions)	Carrying value	Fair value	Carrying value	Fair value

Notes and bonds payable (1)	$850.0	$852.9	$778.4	$777.6
Mortgage notes receivable	$73.9	$70.4	$105.8	$106.0
Notes receivable, net of allowances	$9.4	$9.2	$11.6	$11.2

(1)	In June 2006, the Company terminated two interest rate swaps on a notional amount of $125 million, where the underlying debt was $125 million of the Senior Notes due 2011. Prior to termination, the swaps had the effect of converting fixed rates to variable rates with respect to the notional amount. The fair value at December 31, 2005 includes the effect of the two interest rate swaps.
15. SUBSEQUENT EVENTS
    Dividend Declared
     On January 23, 2007, the Company declared its quarterly Common Stock dividend in the amount of $0.66 per share ($2.64 annualized) payable on March 2, 2007 to shareholders of record on February 15, 2007.
    Sale of the Senior Living Portfolio
     The Company announced on February 26, 2007 its plan to sell its portfolio of senior living assets. The portfolio includes 62 real estate properties and 16 mortgage notes and notes receivable, including properties related to all of the Company’s 21 VIEs, six of which were consolidated by the Company. See Note 1 for more information on these VIEs. Sales of the senior living properties are expected to close during the first and second quarters of 2007, subject to the terms of definitive agreements customary to these types of transactions. Proceeds of the sales are expected to fund repayments of debt on the Company’s Unsecured Credit Facility due 2009 and the payment of a one-time special dividend to its shareholders. Subsequent to the anticipated sales, the Company intends to reset its quarterly dividend to an amount commensurate with the smaller asset base resulting from the sales.
     Management has analyzed the impact of the plan to sell the assets in accordance with SFAS No. 144 and has concluded that these assets met the held for sale criteria during the first quarter of 2007. The major categories of assets and liabilities as of December 31, 2006 and 2005 and results of operations for the years ended December 31, 2006, 2005, and 2004 of the real estate properties and mortgage notes and notes receivable to be sold which are included in the Company’s Consolidated Financial Statements are shown in the table below.

	December 31,
(Dollars in thousands)	2006	2005

Balance Sheet data (as of the period ended):
Land	$15,082	$15,008
Buildings, improvements and lease intangibles	317,881	313,965
Personal property	7,640	7,119

	340,603	336,092
Accumulated depreciation	(71,254)	(60,574)

Real estate properties, net	269,349	275,518
Cash and cash equivalents	439	189
Mortgage notes receivable	56,957	52,232
Other assets, net	14,339	15,935

Total assets	$341,084	$343,874

Notes and bonds payable	$9,005	$9,147
Accounts payable and accrued liabilities	3,392	3,996
Other liabilities	744	685

Total liabilities	$13,141	$13,828

	December 31,
	2006	2005	2004

Statements of Income data (for the years ended):
Revenues
Master lease rental income	$24,920	$22,565	$19,178
Straight-line rent	0	(2,059)	455
Mortgage interest income	5,913	3,538	968
Other operating income	19,380	18,841	16,078

	50,213	42,885	36,679
Expenses
General and administrative	529	542	509
Property operating expenses	719	1,262	2,274
Other operating expenses	17,035	15,882	14,517
Bad debt expense, net	299	11	(437)
Interest	599	411	9
Depreciation	10,685	9,817	8,568

	29,866	27,925	25,440

Income from Continuing Operations	$20,347	$14,960	$11,239

Income from Continuing Operations per basic common share	$0.44	$0.32	$0.26

Income from Continuing Operations per diluted common share	$0.43	$0.32	$0.25

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
     Quarterly financial information for the years ended December 31, 2006 and 2005 is summarized below. The results of operations have been restated, as applicable, to show the effect of reclassifying properties sold or to be sold as discontinued operations as required by SFAS No. 144.

	Quarter Ended
(in thousands, except per share data)	March 31	June 30	September 30	December 31

2006
Revenues from continuing operations	$63,968	$67,029	$68,066	$65,819
Income from continuing operations	$7,886	$11,742	$8,223	$7,656
Discontinued operations	$4,609	$(236)	$(160)	$(1)
Net income	$12,495	$11,506	$8,063	$7,655
Basic Earnings per common share:
Income from continuing operations	$0.17	$0.25	$0.18	$0.16
Discontinued operations	$0.10	$0.00	$(0.01)	$—
Net income	$0.27	$0.25	$0.17	$0.16
Diluted Earnings per common share:
Income from continuing operations	$0.17	$0.25	$0.17	$0.16
Discontinued operations	$0.09	$(0.01)	$—	$—
Net income	$0.26	$0.24	$0.17	$0.16

2005
Revenues from continuing operations	$59,911	$59,963	$65,676	$66,222
Income from continuing operations	$9,943	$7,905	$7,562	$10,481
Discontinued operations	$10,805	$3,662	$1,103	$1,207
Net income	$20,748	$11,567	$8,665	$11,688
Basic Earnings per common share:
Income from continuing operations	$0.22	$0.17	$0.16	$0.22
Discontinued operations	$0.23	$0.08	$0.03	$0.03
Net income	$0.45	$0.25	$0.19	$0.25
Diluted Earnings per common share:
Income from continuing operations	$0.21	$0.17	$0.16	$0.22
Discontinued operations	$0.23	$0.07	$0.02	$0.03
Net income	$0.44	$0.24	$0.18	$0.25